2006 ANNUAL REPORT

A STRONG SIGNAL

HARRIS

NEW PRODUCTS. NEW MARKETS.

NEW CUSTOMERS. SAME COMMITMENT.

STRONG GROWTH CONTINUED IN FISCAL YEAR 2006. This growth, combined with our performance over the past three years, sends a strong signal that Harris has changed the way it views opportunities in the markets we serve and how we capitalize on those opportunities. Harris has a new growth culture. We are setting our sights higher and broader, and we will continue to raise the bar. We are growing our businesses through the accelerated development and introduction of new products and technologies, expansion of addressable markets, and the escalation of business with current customers and new customers. While the application of our technologies, products, systems, and services may vary considerably by market segment, all of our businesses share the same commitment: ensuring the secure, reliable flow of mission-critical voice, data, and video communications, and related information for all of our customers. The Harris name will continue to represent the industry gold standard in quality, service, and support.

FINANCIAL HIGHLIGHTS

(In millions except per share amounts)	2006	2005	2004
Revenue from Continuing Operations	$3,474.8	$3,000.6	$2,518.6
Net Income	237.9	202.2	132.8
Net Income Per Diluted Share	1.71	1.46	0.97
Return on Average Assets	8.5%	8.6%	6.2%
Return on Average Equity	15.3%	14.9%	10.8%
Diluted Average Shares Outstanding (Millions)	141.6	141.3	140.3
Number of Record Shareholders	7,159	7,492	7,947



REVENUE FROM CONTINUING OPERATIONS
NET INCOME
Dollars in Millions
Fiscal Years
82.6
59.5
132.8
202.2
02 03 04 05 06
NET INCOME PER DILUTED SHARE
Dollars per Share
Fiscal Years
0.62
0.45
0.97
1.46
1.71
02 03 04 05 06
NET CASH FROM OPERATING ACTIVITIES
Dollars in Millions
Fiscal Years
210.1
165.5
289.2
02 03 04 05 06
DIVIDEND PAID PER COMMON SHARE
Dollars per Share
Fiscal Years
0.10
0.16
0.20
0.24
0.32
02 03 04 05 06
WORLDWIDE EMPLOYMENT
Fiscal Years
9,600
10,200
10,900
02 03 04 05 06

an international communications and information technology company serving government and commercial markets in more than 150 countries. With headquarters in Melbourne, Florida, the company has annual sales of $3.5 billion and nearly 14,000 employees – including more than ,000 engineers and scientists – dedicated to the development of best-in-class, *assuredcommunications*™ products, systems, software, and services. The company's four business segments include: Government Communications Systems, which provides communications and information processing technology and systems for the U.S. Department of Defense, federal government agencies, and the intelligence community; RF Communications, which provides secure tactical radios and systems to U.S. and international defense and peacekeeping forces; Broadcast Communications, which provides video infrastructure and digital media products, enterprise software solutions, and TV and radio transmission equipment for existing and emerging broadcast markets and creators of rich media content worldwide; and Microwave Communications, which provides microwave radio transmission solutions for global telecom service providers and private networks, and network management systems.

LETTER TO SHAREHOLDERS



HOWARD L. LANCE

CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

IT WAS ANOTHER VERY SUCCESSFUL YEAR FOR YOUR COMPANY. As you can see from the charts on the opposite page, our performance during the past three years has been exceptional, and we are sending a strong signal that we expect more good years ahead. Our growth strategy is working, and we are taking actions every day that will fuel continued success. These actions include increasing R&D investments that drive new products and technologies, increasing business with current customers, reaching out to new customers, and expanding our served markets.

In addition to investing in our current businesses, strategic acquisitions continue to augment our growth. In fiscal year 2006, we completed three important acquisitions to increase the breadth of our product portfolio within the Broadcast Communications business. All three companies are focused on areas of the market that offer faster growth. To take full advantage of our expanded offering, we also have organized our sales and marketing teams around global accounts and markets. We are now able to approach our customers as an end-to-end provider of digital content delivery solutions, including hardware, software, and services. We have clearly differentiated ourselves from many of our competitors as a result of this strategy.

Our financial performance for fiscal year 2006 was excellent. Revenue reached $3.5 billion, a 16-percent increase compared to the prior year. Net income was $238 million, up 18 percent, and net income per diluted share was $1.71, up 17 percent. Non-GAAP net income*, excluding the impact of cost-reduction actions and acquisition expenses, was $310 million, or $2.22 per diluted share, an increase of 48 percent. Net cash provided by operations was $334 million.

Order trends provide a good indication of future revenue growth, and we ended the year with significant momentum. Orders for fiscal year 2006 increased 26 percent to a record $3.8 billion, and we ended the year with a large backlog. New orders in the fourth quarter were particularly strong in all four operating segments, at $1.2 billion in total, making it the largest quarter for orders in the company's history.

GOVERNMENT COMMUNICATIONS SYSTEMS

Revenue in the Government Communications Systems segment was $1.8 billion, about flat with the prior year. Operating income grew 6 percent to $217 million. As of fiscal year end, total funded and unfunded backlog was $4.5 billion.

**Amounts used in the Letter to Shareholders that are considered non-GAAP financial measures are defined and reconciled to the most directly comparable GAAP measure on page 21 of this annual report. GAAP refers to accounting principles generally accepted in the U.S.*

"NEW ORDERS IN THE FOURTH QUARTER WERE PARTICULARLY STRONG IN ALL FOUR OPERATING SEGMENTS, AT $1.2 BILLION IN TOTAL, MAKING IT THE LARGEST QUARTER FOR ORDERS IN THE COMPANY'S HISTORY."

HOWARD L. LANCE

Our Department of Defense and Technical Services business areas had higher revenue compared to the prior year. Revenue in the Civil Programs business area was about flat, with significant growth in new programs offset by the successful completion of the large Iraqi Media Network program. Revenue in the National Programs business area was negatively impacted for much of the year by government funding constraints on several classified programs where Harris supports the intelligence community.

Our Government Communications Systems business serves a diversified base of U.S. government customers, with more than 300 major programs. We continue to grow the business through our technology discriminators and superior execution on programs that require advanced communications and information systems. We are technical leaders in areas that require mission-critical performance, including avionics, data links, satellite antennas, ground processing systems, electronic systems, data fusion and analysis, geospatial image processing, and mission and support services.

The largest new program win during the year was a five-year, $600 million contract awarded to Harris by the U.S. Census Bureau for its Field Data Collection Automation program. The Harris team will enable the Census Bureau to deliver the first paperless, door-to-door census in 2010. More than 500,000 census takers will be able to electronically capture and process information compiled during interviews, reducing the need for paper-based processing while improving accuracy and reducing costs. This program, along with a previously awarded contract for a $210 million database modernization program, positions Harris as the Census Bureau's key information technology enabler.

The program with the largest revenue during the year was the $2.2 billion, 15-year Federal Aviation Administration (FAA) Telecommunications Infrastructure (FTI) program. Awarded to Harris in fiscal year 2003, this program involves upgrading multiple terrestrial and satellite networks that provide voice, data, radar, weather, and other information to more than 4,400 FAA facilities. Upon its completion, the FTI network will be the most secure and reliable network ever developed for a civil government agency, and it will operate at a significant cost savings to the FAA and U.S. taxpayers when compared to its legacy networks.

RF COMMUNICATIONS

RF Communications posted another record performance in fiscal year 2006. Revenue increased 51 percent to $809 million, with operating income increasing 68 percent to $279 million.

Orders exceeded $1.0 billion for the year and backlog increased to $703 million. Our backlog will drive continued strong revenue growth in fiscal year 2007, with good visibility into fiscal year 2008. Orders were particularly strong in the fourth quarter and included a $169 million order from the U.S. Army for the vehicular version of the new Falcon® III handheld, multiband radio system. Strong demand continues from both domestic and international markets, reflecting a clear customer preference for the Falcon family of high-performance, feature-rich tactical radios.

Significant orders for our Falcon II radios during the year were received from all branches of the U.S. Armed Forces, including the National Guard and Reserves. The U.S. Department of Defense continues to fund its force modernization program, providing longer-range, multimission, secure communications that enable increased command and control capabilities. Harris radios have been soldier-tested and combat-proven and have earned their industry-leading reputation through performance, reliability, and ease of use.

Demand for Harris Falcon II radios also continues to increase in international markets as U.S. allies expand their communications modernization programs. Joint deployment for combat, peacekeeping, and humanitarian missions requires improved communications interoperability among NATO and other coalition forces. For example, Harris radios are being used by all 37 nations that are part of the NATO forces currently deployed in southern Afghanistan.

We introduced our next-generation Falcon III multiband, multimission handheld radio in early fiscal year 2006, and have already received substantial orders from the U.S. Army, Air Force, and Navy, along with certification from the National Security Agency. The Falcon® III has also allowed us to penetrate new market opportunities, such as the SINCGARS (single-channel ground-to-air radio system) replacement program. The Harris Falcon® III not only provides interoperability with this legacy system, but also offers additional capabilities, including portability for dismounted use, secure ground-to-air and tactical satellite communications, and embedded global positioning for situational awareness. The Falcon III manpack and personal role radio versions will be introduced later this calendar year.

MICROWAVE COMMUNICATIONS

In the Microwave Communications segment, the success of our new TRuepoint™ family of microwave radio products, along with a strengthening global market, led to solid revenue and orders growth for the year. Revenue increased 9 percent to $349 million. New orders have now exceeded sales for six consecutive quarters, adding to our backlog and positioning us for continued sales momentum in fiscal year 2007.

Non-GAAP operating income* improved to $20 million compared to $8 million in the prior year. Cost-reduction actions during the year included inventory write-downs and severance costs associated with the discontinuation of several legacy product lines and the closure of manufacturing operations in Montreal, Canada. Our higher-performance, lower-cost TRuepoint radios are generating higher gross margins and improved operating results as expected.

Strong demand for our microwave products continues in both U.S. and international markets. In North America and developed international markets, wireless telecom providers are focused on increasing capacity to satisfy demand for 3G wireless services. 3G is driving a two-to-fourfold increase in the number of cell sites, creating growing demand for microwave radios to satisfy coverage requirements.

The U.S. state and local government markets were very strong during the year as many entities deployed survivable, wireless networks that are more interoperable with public safety networks and emergency first-responders. The state of Montana, for example, is using Harris TRuepoint radios to establish a consolidated local, state, tribal, and federal communications network for law enforcement to provide secure mobile voice and data communications along the 550-mile border with Canada.

In emerging international markets such as Africa and the Middle East, where there is little or no existing wireline telecommunications infrastructure, new wireless network build-outs are continuing. For example, Harris is supplying radio systems, network planning, and project management to a large service provider in Nigeria for the build-out of its wireless telecom network that spans more than 5,000 kilometers.

BROADCAST COMMUNICATIONS

Harris has significantly broadened its footprint in the global broadcast media market with the addition of four strategic acquisitions during the past two years. These acquisitions, combined with our ongoing leadership in radio and TV transmission systems, provide Harris with the industry's broadest portfolio of software and hardware products, serving every segment of the increasingly complex supply chain that brings digital audio, video, and data content to consumers.

Revenue in the Broadcast Communications segment increased 40 percent to $538 million. Non-GAAP operating income* increased to $60 million, compared to $27 million in the prior year. Cost reductions during the year included the closure of manufacturing operations in Huntington, United Kingdom, downsizing of operations in Rankweil, Austria, and actions to realize additional synergies in the software systems business. We also incurred charges associated with the acquisitions.

Financial results benefited from the acquisition of Leitch Technology in October 2005, and Encoda Systems in November 2004. Revenue growth also was favorably influenced by increased demand for advanced audio and video networking systems and HD Radio™ digital transmission equipment.

In April 2006, we completed the acquisition of Optimal Solutions, Inc. (OSi). OSi is a provider of air-time sales, traffic, and billing software systems for U.S. broadcast station groups. In May 2006, we completed the acquisition of Aastra Digital Video (ADV). ADV has been a longtime supplier of advanced video networking products to Harris.

Our expanded portfolio of software, systems, and services positions us in faster-growing, higher-margin segments of the global broadcast media markets and offers the opportunity to more effectively serve adjacent markets such as IPTV, video-on-demand, cable Multiple System Operators (MSOs), and satellite service providers. Harris will continue to lead the broadcast industry's transition to high-definition digital services.

DIVIDEND INCREASE

At its August 2006 meeting, the Harris Board of Directors increased the quarterly cash dividend to $.11 per share, compared to the previous quarterly dividend of $.08 per share.

HOWARD L. LANCE
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

August 26, 2006

HARRIS CORPORATION **AT A GLANCE**

Our ability to innovate, integrate, and manage communications and information technologies for our customers is the competitive advantage we bring to the market every day. Our four business segments are focused on the practical application of leading-edge technologies.

Government Communications Systems designs, develops, and supports state-of-the-art communications and information networks and equipment; plays a key role in developing intelligence, surveillance, and reconnaissance solutions; designs and supports information systems for image and other data collection, processing, interpretation, storage, and retrieval; and offers engineering, operations, and support services. This segment serves a diversified customer base within the U.S. government.

KEY TECHNOLOGIES

- Avionics
- High-speed data links and data networks
- Satellite antennas
- Ground satellite communications terminals
- Communications networks and information systems
- Intelligence, surveillance, and reconnaissance
- Geospatial imagery
- Information technology and technical services

PROGRAM AREAS

- **Civil Agencies**
  Federal Aviation Administration
  Census Bureau
  Department of Homeland Security
  National Oceanic and Atmospheric Administration
  Government Printing Office
- **Department of Defense**
  U.S. Air Force
  U.S. Army
  U.S. Navy
  U.S. Marine Corps
- **Intelligence Agencies**
  Classified programs
- **Technical Services**
  IT outsourcing and enterprise management across all program areas

RF Communications is a worldwide supplier of secure voice and data radio communications products, systems, and networks to the U.S. Department of Defense, federal and state agencies, and allied government defense and peacekeeping forces. RF Communications offers a comprehensive line of secure radio products and systems for manpack, handheld, vehicular, strategic fixed-site, and shipboard applications. These radio systems are highly flexible, interoperable, and capable of supporting diverse mission requirements.

KEY PRODUCTS AND SERVICES

- Comprehensive, interoperable Falcon® II and Falcon® III family of secure radio communications products, including HF, VHF, UHF, and multiband tactical radios
- NSA-certified encryption products and systems
- Tactical networking systems
- High-frequency modems
- Digital video imaging products and systems
- Wireless email and messaging systems
- Remote intrusion detection and surveillance sensor systems

CUSTOMER BASE

- **Department of Defense**
  U.S. Army, Navy, Air Force, and Marine Corps
  Special Operations Command
  National Guard and Reserves
- **Federal Agencies**
  Federal Bureau of Investigation
  Drug Enforcement Agency
  National Security Agency
  Department of Homeland Security – Coast Guard
  Intelligence Community
- **International Customers**
  Defense and peacekeeping forces in 100 countries
  U.S. Department of State embassies

Microwave Communications designs, manufactures, and sells a broad range of microwave radios for use in wireless communications networks worldwide. Applications include wireless mobile infrastructure connectivity; secure data networks; public safety transport for state, local, and national government users; and right-of-way connectivity for utilities, pipelines, railroads, and industrial companies.

KEY PRODUCTS AND SERVICES

- TRuepoint™ microwave radio technology
- State-of-the-art modular, programmable microwave digital radios
- Microwave radios in frequencies from 2 GHz to 38 GHz
- High-capacity radios, compatible with SONET/SDH standards
- Low- and medium-capacity PDH radios meeting ANSI and CEPT standards
- NetBoss® network management and service assurance
- Comprehensive suite of professional services and turnkey solutions

CUSTOMER BASE

- **North America**
  Wireless mobile service providers
  Private networks
  Federal, state, and local governments
- **International**
  Wireless mobile service providers
  Systems integrators
  Channel partners

Broadcast Communications offers hardware and software solutions that support the entire content creation, management, distribution, and delivery process for broadcast, cable, satellite, and other media content providers. This segment serves the global digital and analog markets, providing enterprise software, video infrastructure and media products, and transmission equipment and systems.

KEY PRODUCTS AND SERVICES

- Signal processing
- Display processing
- Routing
- Master control and branding
- Test and measurement
- Network and transmission monitoring and control
- Editing systems and software
- Broadcast graphics
- Digital signage
- Servers
- Digital encoding platforms
- Radio studio systems and consoles
- Enterprise-class content delivery platform
- Program scheduling software
- Traffic and billing software
- Play-out automation systems
- Digital asset management systems
- Advertising agency software
- Digital and analog television transmission systems
- Digital and analog radio transmission systems
- Technical services and training

KEY MARKETS

- Video distribution and networking
- Software solutions
- Television transmission
- Radio transmission

NEW PRODUCTS

New product introductions and technology development are at an all-time high at Harris. Our success in introducing new products is driven by significant levels of engineering research and development and increased demand from a growing customer base. Harris has an inherent competitive advantage in the development of new products as a result of its participation in both government and commercial communications markets, and its ability to leverage government-sponsored R&D to the benefit of commercial new-product development activities. In addition, our many leading-edge commercial technologies are driving innovative solutions for our government customers.

In our *Microwave Communications* segment, new product development for the past 12 months has been focused on the expansion of our TRuepoint™ family of digital microwave radios, which has received excellent market acceptance due to its performance and flexibility. A universal platform for point-to-point communications, the TRuepoint radio provides a modular, software-selectable architecture that enables telecom service providers to deliver networks that can easily evolve as the customer's business and applications expand. TRuepoint™ provides an easy transition to complete Internet protocol (IP) networks and future applications. The segment has reduced time-to-market for new product introductions from three years to less than 12 months and, with TRuepoint™, was the first to market with a platform that allows customers to increase scale and functional features based on network requirements. During the first quarter of calendar year 2007, Harris expects to release its next-generation transport solution, the TRuepoint™ 6000, directed at the higher-capacity, long-haul segment of the microwave market. TRuepoint radios have already been deployed in more than 70 countries for applications including the rapid rollout of new wireless networks in the Middle East and Africa, 3G services in Europe and Asia, and mobile network expansions in North America.

Increasingly, the flexible and widely adaptable NetBoss® network management products are being integrated with the products of other Harris segments to construct the building blocks needed for today's complex, service-oriented networks. One notable synergistic success achieved in fiscal year 2006 was the integration of NetBoss® with TRuepoint radios and the NetVX™ video networking product. In this application, NetBoss® enables broadcasters to configure, allocate bandwidth, and monitor the performance of the Harris NetVX™ video networking product and TRuepoint radios with hundreds of network monitoring alarm points. Fox Sports Networks was among the first customers for this integrated networking solution.

The product portfolio in our *Broadcast Communications* segment has been significantly expanded over the past two years through acquisitions and internal product development. The acquisition of Encoda Systems in fiscal year 2005 has allowed Harris to provide software systems – including the new H-Class™ Content Delivery platform – that integrate the entire broadcast content delivery process, streamline work flow, and reduce costs. The fiscal year 2006 acquisitions of Leitch Technology, Optimal Solutions, Inc., and Aastra Digital Video added considerable depth to our product portfolio. Harris is now the premier supplier of video processing and distribution systems, digital media products, software systems, and video networking products, all in higher-growth digital broadcast markets. Other new products include our very successful FlexStar® HD Radio exciter, which has leapfrogged the competition with its combined digital and analog signal-processing capabilities. Also, a new line of TV transmitters developed for the emerging mobile TV market has once again placed Harris at the leading edge of new broadcast technologies.

In our *RF Communications* segment, new product introductions include not only the Falcon® III family of tactical radios, but also an advanced sensor system product line called Falcon Watch™ that offers remote, unattended intrusion detection and surveillance capabilities. Falcon Watch™ is ideally suited for the defense of military installations and perimeters, as well as for the protection of borders and other assets associated with homeland security. Two new products are scheduled for launch later this calendar year – the Falcon III manpack and secure personal radios. In addition, our new SecNet 54™ secure wireless local area network products enable wireless transmission of real-time, mission-critical voice, video, target tracking, and sensor data for defense and security forces.

Our *Government Communications Systems* segment focuses primarily on the development of advanced communications networks and information systems for civil and defense customers, and for the intelligence community. Harris has the broad mission understanding to apply the best architectures, equipment, and support services to applications ranging from the battlefield to homeland security, intelligence gathering, and civil-agency programs. Our areas of expertise include network architectures and technologies; intelligence, surveillance, and reconnaissance; network security and interoperability; performance-based communications networks services; and database and information systems integration.



The lightweight Falcon® III handheld radios provide high-speed data and networking capabilities and can be configured as vehicle-mounted radios that soldiers can take with them during quick-dismount scenarios.

DIVISION
RF COMMUNICATIONS

PRODUCT
FALCON® III AN/PRC-152(C)
MULTIBAND TACTICAL RADIOS

ALWAYS CONNECTED. NEVER ALONE.

U.S. and allied military forces around the world entrust their missions and their lives to the reliable and secure communications capabilities provided by Harris tactical radios. In fiscal year 2006, Harris introduced its Falcon® III radios, including the Falcon III AN/PRC-152(C) handheld radio shown here. This next-generation, multiband, multimission, software-defined handheld radio meets today's urgent operational requirements and has the capability to upgrade to future communications architectures and waveforms. An embedded global positioning system also is available, and a vehicular adapter allows two handheld radios to be installed in the U.S.-standard combat net radio mount and used as a vehicular radio system. The Falcon III manpack radio will be launched this fall.




LOCAL 10



Darren Alline, chief engineer
of ABC affiliate WPLG, Channel 10
in Miami, Florida, is shown
here with the Harris IconMaster™
control switcher.

BROADCAST COMMUNICATIONS

ICONMASTER™

MASTER CONTROL WITH INTEGRATED, MULTILAYER BRANDING

...isition of Leitch Technologies has broadened the Harris broadcast product portfolio and positioned the company to take full advantage of the build-out and investment in digital technology. The Harris IconMaster™ combines master-control capabilities with ...ated, multilayer branding that enables broadcasters to enhance their on-air presence ...screen information such as station/network identification, upcoming programs, ...ncy alerts, and weather graphics. Unique in the market, IconMaster™ is fully ...tchable between standard-definition and high-definition formats, which mitigates ...ity of costly upgrades or replacements.

"THE PRC-117 RADIO WAS THE ONLY RADIO CAPABLE OF PROVIDING BOTH SHORT-RANGE AND SIMULTANEOUS LONG-RANGE COMMUNICATIONS DURING OPERATION ANACONDA IN AFGHANISTAN. OPERATING IN FRIGID, HIGH-ALTITUDE, MOUNTAINOUS ENVIRONMENTS IS TOUGH ON ANY RADIO, BUT THE PRC-117 PERFORMED FLAWLESSLY...IN ADDITION TO THE PRC-117'S ALREADY LONG LIST OF CAPABLE FEATURES, ONE MORE IMPORTANT CHARACTERISTIC CAN NOW BE ADDED: COMBAT PROVEN!"

USAF AIR LIAISON OFFICER TO 101ST ABN DIV (AIR ASSAULT)

NEW PRODUCTS AND PROGRAMS

Unfurlable Mesh Antennas
Harris unfurlable and multibeam antennas are being used on commercial satellites that deliver mobile voice, data, and high-definition TV services to subscribers around the world.

Vehicular Radios
The Falcon® III AN/VRC-110(C) Vehicular Amplifier Adapter is a fully integrated, high-performance multiband vehicular radio system that includes two Falcon AN/PRC-152(C) SCA-based handheld radios, a power amplifier, and an integrated handheld battery charger.

Microwave Radios
TRuepoint™ 4000 is a versatile, compact, split-mount, digital radio delivering data and voice connectivity for cellular backhaul, enterprise, government, and public safety networks.

HD Radio™ Exciter
The groundbreaking FlexStar® HDx-FM exciter provides the most flexible and superior transmission performance of any broadcast radio exciter on the market. The FlexStar® family of products offers today's most technically advanced solution for Generation 3 "Exgine" HD Radio multicasting.



NEW PROGRAMS

- U.S. Census Bureau Field Data Collection Automation Program
- U.S. Army Warfighter Information Network-Tactical (WIN-T) program (initial design)
- Digital Information Management System for U.S. Government Printing Office
- U.S. Army Large Aperture Multiband Deployable Antennas
- U.S. Navy Undersea Surveillance Communication System
- Ground Segment of Geostationary Operational Environmental Satellite-Series R (GOES-R)
- Weapon Data Link for the Joint Air to Surface Standoff Missile – Extended Range (JASSM ER)
- Distributed Targeting Processor and Mass Storage Unit for the U.S. Navy F/A-18E/F Super Hornet Aircraft

NEW PRODUCTS

- Falcon® III AN/PRC-152(C) Handheld
- Falcon® III AN/VRC-110(C) Vehicular Amplifier Adapter
- Falcon® II VHF Handheld Mini-pack
- Falcon Watch™ Remote Intrusion Detection and Surveillance System
- Wireless Message Terminal Software
- Acropolis™ AES Encryption Device
- Sierra™ II Type 1 Encryption Solution
- Citadel® II Encryption Solution
- SecNet 54™ Secure Wireless LAN

NEW PRODUCTS

- TRuepoint™ 5000 SONET/SDH, PDH, Ethernet
- TRuepoint™ 4000 PDH, Ethernet
- MegaStar® 155 PX SDH
- NetBoss EM™
- NetBoss® Service Management
- NetBoss® Executive Dashboard

NEW PRODUCTS

- H-Class™ Content Delivery Platform and Applications
- FlexStar® HD Digital Radio Exciter
- NetXpress™ IP-based Audio Networking Product
- Cool Play™ 1670 Mobile TV Transmitter
- HT/HD+ High-power HD Radio Transmitter
- ZX Low-power HD Radio Transmitter
- Apex™ Exciter for Mobile TV
- NetWave™ Networkable Audio Console
- Envoy Audio Management System
- Platinum™ Router (large)
- NEXIO™ XS Transmission Server
- Inscriber® G-Series™ Live Broadcast Graphics
- Videotek® VTM Series™ Multiformat Video/Audio Signal Analyzer
- NUCLEUS™ User-configurable Control Panel
- Icon™ Series Master Control [illegible]

NEW MARKETS

Part of our commitment to deliver revenue growth across each business segment of the company is predicated upon our ability not only to create new opportunities with customers, but also to expand into new markets where Harris can leverage its proven communications, networking, and information products and systems.

In our *Broadcast Communications* segment, four acquisitions during the past two years have significantly expanded our addressable markets. During that time, Harris has transformed itself from the premier supplier of radio and TV transmission systems to a company that now provides end-to-end software solutions that ride on end-to-end hardware solutions. Our expansion within the broadcast market now places us in direct contact with every department in the broadcasting chain. And, due to our ability to manage content regardless of the platform on which it is delivered – including mobile TV and IPTV – new market opportunities abound with cable and satellite service companies, telecom service providers, content producers, and post-production houses.

In our *RF Communications* segment, our exciting new Falcon® III multiband handheld and vehicular radios are opening new market opportunities. The Falcon III radios are meeting critical, communications-on-the-move needs of U.S. Armed Forces. The radios offer multimission capabilities for secure ground-to-air, tactical satellite communications, and embedded global positioning for enhanced situational awareness. Falcon® III is also providing the U.S. Army with Single Channel Ground and Airborne (SINCGARS) capabilities. In addition, the Falcon III AN/PRC-152(C) handheld radio was the first radio implementing the JTRS Software Communications Architecture (SCA) to be certified by the National Security Agency for the protection of voice and data traffic up through the TOP SECRET level. In July 2006, the JTRS Joint Program Executive Office certified the radio as compliant, with waivers, with the JTRS SCA. The Falcon® III AN/PRC-152(C) thus became the first JTRS SCA radio to be operationally deployed by the U.S. military.

In international markets, Falcon radios continue to set the standard for reliability, high performance, and interoperability among NATO and other allied and peacekeeping forces. Radios were provided to 83 countries in fiscal year 2006. Additional market opportunities are expected from increased collaboration between the Government Communications Systems and RF Communications segments. This will enable Harris to leverage the program management and systems integration expertise in Government Communications with the proven product development and strong channels-to-market capability in RF Communications. The company also is entering adjacent markets using its expertise in secure embedded communications and wireless sensor systems.

In our *Government Communications Systems* segment, we have had great success in expanding core markets beyond defense and intelligence agencies. In fact, some of our largest program wins during the past four years have come from civil agencies such as the Federal Aviation Administration and the U.S. Census Bureau. Harris expects to further penetrate the civil-agency market by leveraging its excellent systems integration track record with current customers, combined with discriminating technologies such as highly secure, wired and wireless communication networks and information technology. We also have expanded addressable markets with our technical services business, which was awarded a $1 billion contract in fiscal year 2005 to provide operations, maintenance, and support services for the National Reconnaissance Office. Technical Services represents a large and growing market, and Harris is addressing opportunities where the customer mission is critical and where performance and efficiency are the keys to reducing costs.

In our *Microwave Communications* segment, we are expanding business in the U.S. with local, state, and federal government agencies, which are developing "hardened" communications networks that enable first-responder agencies to communicate with each other. Harris also has expanded business in eastern Canada with cellular operators that are increasing network capacity for broadband and 3G services, and with multiple island nations of the Caribbean where new wireless services are being introduced. Significant growth has been achieved in East African countries such as Nigeria, Ivory Coast, and Zambia, and in the West African countries of Tanzania and Kenya. Harris also provided microwave radios to a service provider restoring and expanding wireless communications in Iraq. In addition, progress has been made in targeting two key growth regions – Russia and India – where demand for wireless infrastructure is increasing. In Russia, Harris is operating from an installed base of radios and customer relationships that date back to the 1980s. Significant demand is expected in India, and Harris is well positioned to participate in that growth with recent program wins in the Indian subcontinent countries of Bangladesh and Sri Lanka.


HARRIS

Shown here are elements of the Harris Highband Networking Radio, including (left to right) the Baseband Processing Unit, a router that acts as a programmable radio; the directional Switch Beam Antenna, which increases the range of the radio and reduces signal detection by the enemy; and the inertial navigation, or GPS unit.

Harris engineers Wayne Peck (left) and Emil Svatik (right) with components of the Harris HNR.

DIVISION
GOVERNMENT COMMUNICATIONS

MARKET
BATTLESPACE NETWORKING

HIGHBAND NETWORKING RADIO

Harris is committed to developing leading-edge technologies that will have broad applications in battlespace networking. One result of this intensive effort is the Harris Highband Networking Radio (HNR) – the first product to provide wireless, long-range, high-bandwidth, on-the-move communications to the military. The HNR features a Harris-developed radio waveform that enables the network to select the best communications route among warfighters who are exchanging critical data. The HNR provides many of the communications capabilities that will be required for the U.S. Army's Warfighter Information Network – Tactical (WIN-T). WIN-T is a high-speed, self-organizing, wideband communications network that is a key component of the military's Global Information Grid.



The ability to watch live TV programming anywhere on a personal communications device is the next "must-have" rich media service that consumers worldwide are expected to demand. Harris is leading technology development in this emerging market.

DIVISION:
BROADCAST COMMUNICATIONS

MARKET:
MOBILE TELEVISION

TAKING TELEVISION WITH YOU

Harris is a key technology enabler for the exciting new mobile TV market. The company has participated in numerous technical trials in the U.S., the United Kingdom, Australia, and Switzerland, and is an active member of the FLO Forum, a multicompany initiative that is advancing the global standardization of FLO™ technology for mobile television. During 2006, Harris introduced a new line of television transmitters to support mobile television applications using FLO technology, and a new transmitter platform specifically designed for Digital Video Broadcasting-Handheld (DVB-H) applications.

"OUR FOCUS IS ON DELIVERING REVENUE GROWTH ACROSS EACH AND EVERY SEGMENT OF THE BUSINESS. WE HAVE A CLEAR FOCUS ON GAINING MARKET SHARE AND WINNING KEY NEW PROGRAMS THAT HELP TO DRIVE GROWTH GOING FORWARD."

HOWARD L. LANCE, HARRIS INVESTOR AND ANALYST MEETING, MARCH 14-15, 2006

MARKETS AND STRATEGIES

KEY MARKET AREAS

- Civil agencies
- Intelligence agencies
- Department of Defense
- Technical services

KEY MARKET AREAS

- U.S. government tactical radios
- International tactical radios
- Integrated systems
- Secure communications and sensors

KEY MARKET AREAS

- North American wireless service providers
- North American private networks
- International wireless service providers
- International systems integrators
- International channel partners

KEY MARKET AREAS

- Video distribution and networking
- Software solutions
- Radio transmission
- Television transmission



STRATEGIC PRIORITIES

- **Build on success in core markets** – [illegible] data links, antennas, [illegible] hardened electronics, [illegible] networks, database and image processing, wireless [illegible] and mission services.
- **Continue customer and program diversification** – leverage [illegible] into new federal agencies with communications and [illegible] technology needs.
- **Win major positions** on key [illegible] and information systems programs.
- **Leverage synergies with RF Communications** – identify [illegible] and products for [illegible] pursuit in U.S. and [illegible] markets.

STRATEGIC PRIORITIES

- **Leverage position as tactical radio standard** – HF, multiband, cryptographic subsystems.
- **Leverage Falcon® III product line** – first radio certified by the NSA to implement the Software Communications Architecture developed for the Joint Tactical Radio System program.
- **Further increase international market share** – take advantage of strong U.S. market position and FMS funding to penetrate international markets.
- **Enter adjacent markets** – secure embedded communications and wireless sensor systems.

STRATEGIC PRIORITIES

- **Capitalize on North American leadership** – federal and state opportunities, broadcast and IP transport, 2 GHz spectrum relocation, increasing capacity requirements for mobile and private networks.
- **Increase international revenue** – leverage new products and expand sales channels to penetrate major regional mobile telecom players.
- **Aggressively expand TRuepoint™** – replace legacy portfolio and expand served market base.
- **Expand regional sales/service** – face customers locally while leveraging global scale.
- **Continue to offer engineering and other professional services.**

STRATEGIC PRIORITIES

- **Exploit digital leadership in TV and radio** – DTV transition, HD radio™, digital content creation, HD studio and master control investment.
- **Transition to H-Class™ enterprise software** – replace legacy portfolio with integrated business applications across a common platform.
- **Implement regional sales and service** – face customers locally while leveraging global scale.
- **Integrate content delivery solutions** – offer end-to-end transport and asset management.

NEW CUSTOMERS

We are continuously gaining new customers through new market initiatives and new product development. At the same time, our new customers are providing Harris entry into new and expanding markets for our products.

In our *RF Communications* segment, Harris has leveraged long-term success with all branches of the U.S. Armed Forces to establish a growing relationship with components of the Reserve and National Guard. The ongoing deployments of Reserve and National Guard forces to Iraq and Afghanistan, as well as for peacekeeping and disaster-relief missions, are driving an urgent need to provide these citizen-soldiers with modern communications that fully integrate them with their active duty counterparts. Harris Falcon radios provide the Reserve and National Guard with full multimission capabilities on the battlefield and the ability to add waveforms that provide interoperability with first responders for homeland security and disaster-recovery missions. In international markets, Harris is providing radios to the Tajikistan Border Guards as part of a drug interdiction program, and to defense forces in Turkmenistan, Georgia, Azerbaijan, and Uzbekistan. Key new customers in the Middle East include the Iraqi Army and additional forces within the Pakistan Army and Air Force. Harris radios also were selected by a NATO force made up of 37 countries that has assumed command from the U.S.-led coalition forces in southern Afghanistan.

In the *Broadcast Communications* segment, four acquisitions during the past two years have strengthened our position with existing customers, deepened these relationships, and opened the door to many new customers. Now, in addition to transmission systems, we also offer software solutions, video processing and distribution systems, digital media products, and expanded networking products. This major expansion of our product offerings places us in contact with multiple new customers along every point of the broadcast process – from content creation, news editing and post-production, branding, storage/servers, asset management, and video processing and distribution to signal test and management, traffic, billing and scheduling, and transmission. Because Harris has the broadest portfolio in the industry, and the largest sales and support organization, we provide customers the simplicity of a relationship that is unique in the industry.

In the *Government Communications Systems* segment, we are using new technology and systems integration expertise to expand our reach within existing customer areas. In the intelligence community, where Harris is already considered a "national asset," we are providing new capabilities for data analysis and dissemination for thousands of intelligence analysts at the National Security Agency (NSA). The Harris-developed, single user interface provides NSA analysts with a flexible, intuitive computer work environment that will enhance productivity, allowing them more time for mission-critical analysis. Other new customers within this segment come from the commercial side of long-time defense customers. For example, Harris is providing unfurlable mesh antennas and multibeam antennas to Boeing and Space Systems/Loral for use on satellites that offer commercial mobile voice and data services, and high-definition television, such as DIRECTV®.

In our *Microwave Communications* segment, Harris continues to strengthen relationships with the major U.S. and Canadian mobile communications providers as they expand networks to carry more voice, video, and data than ever before. Business has grown significantly with private network customers and state and local operators. For example, Harris is working with the Commonwealth of Kentucky to create the Kentucky Early Warning System communications network, which will deliver critical voice, data, and video services to local and state agencies such as the police, fire departments, emergency management agencies, and to departments for military affairs, natural resources, and educational services. Harris is working with numerous operators in Africa to expand their networks and services. These include MTN Group, Vee Networks in Nigeria, Telecom Kenya, and Safaricom in Kenya. In Ecuador, Harris is providing TRuepoint radios to PetroEcuador, the national petroleum company, for Voice over IP, video conferencing, and video surveillance. Other new customers include the Istanbul Metropolitan Municipality, the Bangladesh Telephone and Telegraph Board, and Telecom Argentina. The company also signed agreements with customers that will expand its presence in China, Russia, Thailand, and Colombia.


3831

Census field enumerators will use hand-held computing devices to directly capture and wirelessly update information collected during interviews, reducing the need for paper-based processing while increasing operational efficiency, improving accuracy, and reducing costs.

DIVISION
GOVERNMENT COMMUNICATIONS SYSTEMS

CUSTOMER
U.S. CENSUS BUREAU

HARRIS TECHNOLOGY FOR THE 2010 CENSUS

From the first census in 1790, the U.S. Census Bureau has been a pioneer in the use of technology to achieve its mission. That technology innovation continues in preparation for the 2010 Census. In 2002, the Census Bureau awarded Harris an eight-year, $210 million program to modernize and integrate its massive computer databases. And in March 2006, Harris was selected to manage the five-year, $600 million Field Data Collection Automation (FDCA) program, which will fully integrate the multiple automated systems required to efficiently and securely obtain field census data. Field enumerators will be able to deliver data wirelessly to the Census Bureau's computing systems in near real-time for integration with other data sources. Harris is the information technology enabler for the first paperless census in 2010.



Harris and MTN Group are working together to construct telecommunications backbone networks in several African nations that are easily upgradeable and can double in capacity.

Harris MTN Account Manager Paul Morgan (left), with MTN Group's Procurement Group Portfolio Manager Elna du Toit (center) and Procurement Manager Dino Colbert (right).

DIVISION
MICROWAVE COMMUNICATIONS

CUSTOMER
MTN GROUP

THE Y'elloBahn NETWORK

The MTN Group is Africa's leading mobile telephony company, operating mobile communications networks in eight African countries and serving more than 17 million subscribers. During fiscal year 2006, MTN selected Harris to provide microwave radios that will increase the capacity of the existing Y'elloBahn network by 75 percent. Harris was tapped by MTN in 2004 to supply, design, and implement the original Y'elloBahn high-capacity backbone network, which today spans more than 5,000 kilometers and traverses more than 120 towns and villages.

"SINCE CITYTV TORONTO BECAME THE FIRST OVER-THE-AIR CANADIAN BROADCASTER TO TRANSMIT AN HD SIGNAL IN 2003, CHOOSING THE BEST AVAILABLE TECHNOLOGY HAS BEEN FUNDAMENTAL TO OUR SUCCESS. THE HARRIS HD CONVERSION PORTFOLIO IS PROVEN TECHNOLOGY THAT OFFERS AN UNMATCHED RANGE OF OPTIONS THAT ENABLED US TO WORK WITH A SINGLE VENDOR TO MEET ALL THE CONVERSION REQUIREMENTS OF THIS AMBITIOUS PROJECT."

BRUCE COWAN, DIRECTOR, BROADCAST TECHNOLOGY, CHUM TELEVISION

"THE IMPLEMENTATION OF HARRIS MICROWAVE RADIOS WILL ENABLE MANY COMMUNICATION IMPROVEMENTS ACROSS KENYA. INTERNET ACCESS WILL BE MORE WIDELY AVAILABLE AND VoIP WILL ALSO BECOME ACCESSIBLE FOR THE FIRST TIME, CREATING ALTERNATIVE, MODERN METHODS OF COMMUNICATION FOR THE AREA. IN ADDITION, THE DIGITIZATION OF THE NETWORK WILL PROVIDE UNINTERRUPTED SERVICE AND SIGNALS THAT ARE CLEAR AND MORE SECURE."

SAMMY K. KIRUI, MANAGING DIRECTOR OF TELKOM KENYA

"WE WERE IN A TRENCH AND COULDN'T GET OUT. WE WERE PINNED DOWN, GETTING SHOT AT. I WAS ABLE TO SWITCH OVER TO SATCOM ON THE RADIO TO RELAY THAT OUR TEAM WAS IN IMMINENT DANGER AND REQUEST IMMEDIATE CLOSE-AIR SUPPORT, AND THEN I WAS ABLE TO SWITCH OVER TO UHF AND CALL IN AN AIR STRIKE WITH THE SAME RADIO. IT SAVED MY LIFE."

MASTER SERGEANT (RET.) TIM STAMEY, U.S. AIR FORCE, OPERATION ENDURING FREEDOM

"WITHOUT A SHADOW OF DOUBT, HARRIS WAS VERY MUCH RESPONSIBLE FOR PROVIDING THE SUPPORT WE NEEDED TO CONNECT OUR CUSTOMERS TO THE OUTSIDE WORLD WHEN NO OTHER FORM OF INTERNET OR TELEPHONE COMMUNICATION WAS POSSIBLE."

LINDA MCKAY, ASSISTANT DIRECTOR OF OPERATIONS, HANCOCK COUNTY LIBRARY SYSTEM, BAY ST. LOUIS, MISSISSIPPI

(FOLLOWING HARRIS PARTICIPATION IN RECOVERY OPERATIONS FOR HURRICANE KATRINA, HARRIS EMPLOYEES DELIVERED AND SET UP SATELLITE COMMUNICATIONS SYSTEMS, TACTICAL RADIOS, MICROWAVE RADIOS, AND BROADCAST EQUIPMENT.)

DIRECTORS

THOMAS A. DATTILO [1, 3]
Former Chairman,
President and CEO
Cooper Tire & Rubber
Company

TERRY D. GROWCOCK [5]
Chairman and CEO
The Manitowoc
Company, Inc.

LEWIS HAY III [1, 3]
Chairman, President
and CEO
FPL Group, Inc.

KAREN KATEN [2, 5]
Vice Chairman, Pfizer, Inc.
and former President,
Pfizer Human Health

STEPHEN P. KAUFMAN [3, 4, 5]
Retired Chairman and CEO
Arrow Electronics, Inc.
Sr. Lecturer, Harvard
Business School

LESLIE F. KENNE [2, 3]
Lieutenant General USAF
(Ret.)

HOWARD L. LANCE [4]
Chairman, President
and CEO
Harris Corporation

DAVID B. RICKARD [1, 4]
Executive Vice President,
CFO and Chief
Administrative Officer
CVS Corporation and
CVS Pharmacy, Inc.

JAMES C. STOFFEL, PH.D. [2, 5]
Retired Senior Vice President
and Chief Technology
Officer
Eastman Kodak Company

GREGORY T. SWIENTON [1, 4]
Chairman and CEO
Ryder System, Inc.

HANSEL E. TOOKES II [2]
Former Chairman and CEO
Raytheon Aircraft Company

BOARD COMMITTEES

1 Audit Committee
2 Business Conduct and Corporate Responsibility Committee
3 Corporate Governance Committee
4 Finance Committee
5 Management Development and Compensation Committee

Information current as of 9/14/06

OFFICERS AND SENIOR MANAGEMENT

HOWARD L. LANCE
Chairman, President and
Chief Executive Officer

ROBERT K. HENRY
Executive Vice President
and President, Government
Communications Systems

GARY L. MCARTHUR
Vice President and
Chief Financial Officer

R. KENT BUCHANAN
Vice President,
Corporate Technology and
Development

GUY M. CAMPBELL
President, Microwave
Communications

EUGENE S. CAVALLUCCI
Vice President,
General Counsel

JAMES L. CHRISTIE
Vice President,
Internal Audit and
Financial Services

ALLEN E. DUKES
President, Civil Programs
Government
Communications Systems

CHARLES J. GREENE
Vice President, Tax and
Treasurer

JOSEPH M. HALL
Vice President, Washington
DC Operations

RUSSELL E. HANEY
President,
National Programs
Government
Communications Systems

DANA A. MEHNERT
President, RF
Communications

SCOTT T. MIKUEN
Vice President, Associate
General Counsel
and Corporate Secretary

WILLIAM H. MILLER
Vice President and
Chief Information Officer

RICARDO A. NAVARRO
Vice President,
Corporate Development

PAMELA PADGETT
Vice President, Investor
Relations and Corporate
Communications

DANIEL R. PEARSON
Group President,
Defense Communications
Government
Communications Systems

LEWIS A. SCHWARTZ
Principal Accounting Officer

LEON V. SHIVAMBER
Vice President, Supply Chain
Management and
Operations

JEFFREY S. SHUMAN
Vice President, Human
Resources and Corporate
Relations

TIMOTHY E. THORSTEINSON
President, Broadcast
Communications

JEREMY C. WENSINGER
Group President, Integrated
Systems and Services
Government
Communications Systems

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES AND REGULATION G DISCLOSURE

To supplement our consolidated financial statements presented in accordance with accounting principles generally accepted in the United States (GAAP), we provide additional measures of segments' operating income (loss); net income; and net income per diluted share adjusted to exclude certain costs, expenses, and losses. Management of Harris believes that these non-GAAP financial measures provide information that is useful to investors in understanding period-over-period operating results separate and apart from items that may, or could, have a disproportionate positive or negative impact on results in any particular period. Management also believes that these non-GAAP measures enhance the ability of an investor to analyze trends in Harris' business and to better understand our performance. In addition, the Company may utilize non-GAAP financial measures as a guide in its budgeting and long-term planning process and to measure operating performance for some management compensation purposes. Any analysis of non-GAAP financial measures should be used only in conjunction with results presented in accordance with GAAP. A reconciliation of these non-GAAP financial measures with the most directly comparable financial measures calculated in accordance with GAAP follows:

NET INCOME AND NET INCOME PER DILUTED SHARE

Dollars in millions except per share amounts	*Net Income*	*Per Diluted Share*
Fiscal 2006 GAAP	$237.9	$1.71
Adjustments	72.1 [a]	.51 [a]
Fiscal 2006 Non-GAAP	$310.0	$2.22
Fiscal 2005 GAAP	$202.2	$1.46
Adjustments	7.0 [b]	.05 [b]
Fiscal 2005 Non-GAAP	$209.2	$1.51
% increase from Non-GAAP fiscal 2005 to Non-GAAP fiscal 2006	48.2%	47.0%

SEGMENT PERFORMANCE

	Microwave Communications	*Broadcast Communications*
Fiscal 2006 GAAP segment operating income (loss)	$(19.6)	$22.8
Adjustments	39.6 [c]	36.9 [d]
Fiscal 2006 Non-GAAP segment operating income (loss)	$ 20.0	$59.7
Fiscal 2005 GAAP segment operating income (loss)	$ 7.7	$18.1
Adjustments	—	8.6 [e]
Fiscal 2005 Non-GAAP segment operating income (loss)	$ 7.7	$26.7

(a) Adjustments for fiscal 2006 include: a $36.5 million after-tax ($.26 per diluted share) charge related to inventory write-downs and other charges associated with decisions regarding product discontinuances and the shutdown of manufacturing activities in our Microwave Communications segment's Montreal, Canada plant; a $10.2 million after-tax ($.07 per diluted share) charge related to a write-off of in-process research and development costs, lower margins being recognized subsequent to our acquisition due to a step up in inventory recorded as of the acquisition date and other costs associated with our acquisition of Leitch in our Broadcast Communications segment; a $20.0 million after-tax ($.14 per diluted share) charge associated with the continuing consolidation of manufacturing locations and cost-reduction initiatives in our Broadcast Communications segment and a $5.4 million after-tax ($.04 per diluted share) charge related to our arbitration with Bourdex Telecommunications Limited ("Bourdex").

(b) Adjustments for fiscal 2005 include a $7.0 million after-tax ($.05 per diluted share) charge related to a write-off of in-process research and development costs and impairment losses on capitalized software development costs associated with our acquisition of Encoda.

(c) Adjustments to our Microwave Communications segment operating loss for fiscal 2006 relate to inventory write-downs and severance costs associated with product discontinuances and the shut-down of our manufacturing activities in Montreal, Canada.

(d) Adjustments to Broadcast Communications segment operating income for fiscal 2006 includes a $25.0 million charge related to inventory write-downs, severance and other costs associated with cost-reduction actions and an $11.9 million charge associated with our acquisition of Leitch including the write-off of in-process research and development, lower margins being recognized subsequent to our acquisition due to a step up in inventory recorded as of the acquisition date, integration activities and other items.

(e) Adjustments to Broadcast Communications segment operating income for fiscal 2005 relate to the write-off of in-process research and development and impairment losses on capitalized software development costs associated with our acquisition of Encoda.

HARRIS FORM 10-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number 1-3863

HARRIS

HARRIS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**34-0276860**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1025 West NASA Boulevard **Melbourne, Florida**	**32919**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (321) 727-9100

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $1.00 per share	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. **Yes** ✓ No __

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. **Yes** __ No ✓

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **Yes** ✓ No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. __

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ✓ Accelerated filer __ Non-accelerated filer __

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). **Yes** __ No ✓

The aggregate market value of the voting common equity held by non-affiliates of the registrant was $5,670,756,975 (based upon the closing sale price per share of the stock on the New York Stock Exchange) on the last business day of the registrant's most recently completed second fiscal quarter (December 30, 2005). For purposes of this calculation, the registrant has assumed that its directors and executive officers are affiliates.

The number of outstanding shares of the registrant's common stock as of August 18, 2006 was 133,858,630.

Documents Incorporated by Reference:

Portions of the registrant's Proxy Statement for the 2006 Annual Meeting of Shareholders scheduled to be held on October 27, 2006, which will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended June 30, 2006, are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent described therein.

HARRIS CORPORATION

ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2006

TABLE OF CONTENTS

This Annual Report on Form 10-K contains trademarks, service marks and registered marks of Harris Corporation and its subsidiaries. HD Radio™ is a registered trademark of iBiquity Digital Corporation.

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report on Form 10-K, including "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they do not materialize or prove correct, could cause our results to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements: of our plans, strategies and objectives for future operations; concerning new products, services or developments; regarding future economic conditions, performance or outlook; as to the outcome of contingencies; as to the value of our contract awards and programs; of beliefs or expectations; and of assumptions underlying any of the foregoing. Forward-looking statements may be identified by their use of forward-looking terminology, such as "believes," "expects," "may," "should," "would," "will," "intends," "plans," "estimates," "anticipates," "projects" and similar words or expressions. You should not place undue reliance on these forward-looking statements, which reflect our management's opinions only as of the date of the filing of this Annual Report on Form 10-K. Factors that might cause our results to differ materially from those expressed or implied by these forward-looking statements include, but are not limited to, those discussed in "Item 1A. Risk Factors" below. Forward-looking statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and we undertake no obligation, other than imposed by law, to update forward-looking statements to reflect further developments or information obtained after the date of filing of this Annual Report on Form 10-K or, in the case of any document incorporated by reference, the date of that document, and disclaim any obligation to do so.

PART I

ITEM 1. BUSINESS.

HARRIS

Harris Corporation, together with its subsidiaries, is an international communications and information technology company focused on providing assured communications products, systems and services for government and commercial customers. Our operating divisions serve markets for government communications, secure tactical radios, microwave communications and broadcast communications and systems.

Harris was incorporated in Delaware in 1926 as the successor to three companies founded in the 1890s. Our principal executive offices are located at 1025 West NASA Boulevard, Melbourne, Florida 32919, and our telephone number is (321) 727-9100. Our common stock is listed on the New York Stock Exchange under the symbol "HRS." On August 18, 2006, we employed approximately 13,900 people. We sell products in more than 150 countries. Unless the context otherwise requires, the terms "we," "our," "us," "Company," and "Harris" as used in this Annual Report on Form 10-K refer to Harris Corporation and its subsidiaries.

General

We structure our operations around the following four business segments: (1) Government Communications Systems, (2) RF Communications, (3) Microwave Communications, and (4) Broadcast Communications. In the fourth quarter of fiscal 2004, in conjunction with the sale of our tools and test systems ("TTS") product line, we changed our segment reporting structure by eliminating the Network Support segment as a separate reportable segment. The TTS product line is reported as a discontinued operation, and the NetBoss® network operations software business, which was part of the Network Support segment, has been consolidated into the Microwave Communications segment. Segment information for all periods presented has been reclassified to reflect such segment reporting structure. Unless otherwise noted, disclosures in this Annual Report on Form 10-K relate only to our continuing operations. Financial information with respect to all of our other activities, including corporate costs not allocated to the operating segments or discontinued operations, is reported as part of Headquarters Expense or Non-Operating Income (Loss).

Each of our business segments, which we also refer to as "divisions," has been organized on the basis of specific communications markets. Each business segment has its own marketing, engineering, manufacturing and product service and maintenance organization. We produce most of the products we sell.

Our total revenue in fiscal 2006 was approximately $3.5 billion compared to approximately $3.0 billion in fiscal 2005. Total revenue in the United States increased approximately 12 percent from fiscal 2005 while international revenue, which amounted to approximately 21 percent of our total revenue in fiscal 2006, increased approximately 34 percent from fiscal 2005. Our net income for fiscal 2006 was $237.9 million compared to $202.2 million in fiscal 2005, an increase of 18 percent.

Recent Acquisitions

Acquisition of Leitch Technology Corporation. On October 25, 2005, we acquired Leitch Technology Corporation ("Leitch"), a publicly-held provider of high-performance video systems for the television broadcast industry, including routers and distribution equipment, signal processing, signal management and monitoring, servers and storage area networks, branding software and post-production editing systems. The cash purchase price for Leitch, including assumed liabilities, was approximately $513 million. The Leitch business is being operated within our Broadcast Communications segment.

Acquisition of Optimal Solutions, Inc. On April 28, 2006, we acquired Optimal Solutions, Inc. ("OSi"), a privately-held provider of air-time sales, traffic and billing software to broadcast stations. The acquisition of OSi expands our capabilities in enterprise-wide software for managing and scheduling advertising and programming for broadcasters. The purchase price for OSi, including assumed liabilities, was approximately $37 million. The purchase price, which is subject to post-closing adjustment, may be increased if certain operating goals are achieved. The OSi business is being operated within our Broadcast Communications segment.

Acquisition of Aastra Digital Video. On May 31, 2006, we acquired Aastra Digital Video, a business unit of Aastra Technologies Limited. Aastra Digital Video develops and markets video networking, encoding, decoding and multiplexing technologies used by television broadcasters, telecommunications providers and satellite networks. The purchase price for Aastra Digital Video, including assumed liabilities, was approximately $36 million. The Aastra Digital Video business is being operated within our Broadcast Communications segment.

Subsequent Event — Agreement with Stratex Networks, Inc.

On September 5, 2006, we announced that we entered into a definitive agreement with Stratex Networks, Inc. ("Stratex Networks"), a publicly held provider of high-speed wireless transmission systems, under which we will combine our Microwave Communications Division with Stratex Networks to form a new company named "Harris Stratex Networks, Inc." Under the terms of the agreement, we will contribute our Microwave Communications Division and $25 million of cash in exchange for approximately 56 percent ownership of the combined company. Stratex Networks shareholders will exchange their existing ownership of Stratex Networks for approximately 44 percent ownership of the combined company. The transaction is subject to approval by Stratex Networks shareholders, customary regulatory approvals, and other customary closing conditions. Following the closing, it is expected that Harris Stratex Networks, Inc. will be listed on the NASDAQ Global Market. The transaction is expected to close during the second or third quarter of our fiscal year 2007. The financial results of Harris Stratex Networks, Inc. will be reflected in our consolidated financial statements, with appropriate elimination of the minority interest not held by us.

Financial Information About Our Business Segments

Financial information with respect to our business segments, including revenue, operating income or loss and total assets, is contained in *Note 23: Business Segments* in the Notes to Consolidated Financial Statements (the "Notes") and is incorporated herein by reference. Financial information with respect to our operations outside the United States is also contained in *Note 23: Business Segments* in the Notes and is incorporated herein by reference.

Description of Business by Segment

Government Communications Systems

Government Communications Systems designs, develops and supports state-of-the-art communications and information networks and equipment; develops intelligence, surveillance and reconnaissance solutions; designs and supports information systems for image and other data collection, processing, interpretation, storage and retrieval; and offers engineering, operations and support services. This segment serves a diversified customer base within the U.S. Government, including the Department of Defense ("DoD"), Federal Aviation Administration ("FAA"), National Reconnaissance Office ("NRO"), National Geospatial-Intelligence Agency ("NGA"), Census Bureau, Department of State, National Security Agency ("NSA"), National Oceanic and Atmospheric Administration ("NOAA"), Defense Information Systems Agency ("DISA") and other government agencies. Government Communications Systems also provides services, systems and products for other aerospace and defense companies, including Lockheed Martin Corporation, The Boeing Company, Northrop Grumman

Corporation, Space Systems/Loral and ITT Industries. The Government Communications Systems segment serves four strategic program areas:

Department of Defense Programs: Government Communications Systems is a major supplier of spaceborne and airborne communications and information processing systems and equipment. Government Communications Systems provides military satellite communications, data links, avionics, network communications, large deployable satellite antenna systems, and flat-panel, phased-array and single-mission antennas. Government Communications Systems is a supplier of high-frequency satellite ground terminals for the DoD, supplying the U.S. Army, Navy, Air Force and Marines. Government Communications Systems is providing high-speed networking and satellite communications, including processors, encryptors and terminals, to assist the DoD's ongoing transformation of military communications. The DoD's Global Information Grid will provide forces with access to information when and where they need it via secure, interoperable and mobile communications networks. A key element of this information grid is the U.S. Army's Warfighter Information Network — Tactical ("WIN-T"), for which Government Communications Systems is providing secure, high-speed wireless local area networking and phased array capabilities for WIN-T's wireless transmission system. Government Communications Systems is also providing multiband satellite communications technology and development to the U.S. Navy's Advanced Extremely High Frequency ("AEHF") satellite program, supplying four Navy Multiband Terminal prototypes to support the AEHF program. These terminals will allow units at sea and onshore to communicate from anywhere via military and commercial satellites simultaneously, and will enable secure command and control capability and enhanced communications, such as tactical data and imagery, real-time video, battlefield maps, and targeting information. Government Communications Systems is developing network-centric communications system architectures and technologies that will link sensors, platforms, weapons and soldiers and is also developing open-architecture, directional, mobile ad hoc networking capabilities. During fiscal 2006, Government Communications Systems was awarded significant contracts, including: a three-year, $27 million contract to develop and integrate a communications system that will link the U.S. Navy's Advanced Deployable System undersea surveillance sensors with host Littoral Combat ships; a contract with the U.S. Air Force for anti-jam GPS technology for munitions; a contract to develop an encrypted data link system for an Air Force missile; and a contract to develop a Solid State Recording Device for Army helicopters. Ongoing previously awarded programs also include: a contract to provide tactical common data links for the U.S. Navy Light Airborne Multi-purpose System ("LAMPS") helicopters; a contract to provide large unfurlable spaceborne antennas for the Mobile User Objective System, a narrowband tactical satellite communications system that will enhance the U.S. Navy's existing satellite tactical communications system; a contract with the U.S. Navy for Multi-band Shipboard Satellite Communications Terminals ("MSSCT"); contracts for portions of the communications systems for the Ground-based Midcourse Defense ("GMD") program (formerly known as National Missile Defense); follow-on awards for the U.S. Army's Multiple Launch Rocket System program, including improved fire control systems ("IFCS"); a contract for Multi-function Information Distribution Systems ("MIDS") terminals for aircraft such as the U.S. Navy's F/A-18 and the U.S. Air Force's F-16, as well as ground-based applications; and contracts for the F-22 Raptor, F/A-18E/F Super Hornet and F-35 Joint Strike Fighter aircraft platforms to provide high-performance, advanced avionics such as high-speed fiber optic networking and switching, intra-flight data links, image processing, digital map software and other electronic components.

National Programs: Government Communications Systems also is a provider of communications equipment and systems, and image and information processing solutions to national intelligence and security agencies and customers. Government Communications Systems provides comprehensive solutions for intelligence, surveillance and reconnaissance. Government Communications Systems addresses each of the six steps of the intelligence cycle: tasking, collection, processing, exploitation, dissemination and analysis of information. Government Communications Systems provides communications equipment, advanced imagery products and information processing for intelligence systems, and develops and supplies state-of-the-art wireless surveillance and tracking equipment for vehicular, man-portable, airborne, and remote/unattended applications. Such intelligence and surveillance solutions help improve situational awareness, data collection accuracy and product analysis by correlating near real-time mission data and intelligence reference data for display and analysis by strategic and tactical planners and decision makers. A significant portion of this program area involves classified programs. While classified programs generally are not discussed in this Annual Report on Form 10-K, the operating results relating to classified programs are included in our consolidated financial statements, and the business risks associated with such programs do not differ materially from those of other U.S. Government programs. During fiscal 2006, Government Communications Systems was awarded a contract with Space Systems/Loral to design and construct four unfurlable mesh reflectors for commercial satellites. During fiscal 2005, Government Communications Systems was awarded a three-year, potential $77 million Rapidly

Deployable Integrated Command and Control System ("RADIC") program by the NSA to develop a knowledge-management software system for its analysts. Government Communications Systems is also supplying geospatial and imagery-derived products for the NGA under the Global Geospatial Intelligence program, including foundation data products, three-dimensional visualization, mapping and charting production services, surveying services and production management.

Civil Programs: Government Communications Systems also is a supplier to civilian agencies of the U.S. Government, including the FAA and the Census Bureau, supplying these agencies with custom systems and software designed to collect, store, retrieve, process, analyze, interpret, display and distribute information, including meteorological data processing systems, electronic archival systems, graphic information systems and telecommunication services systems. Government Communications Systems provides systems integration to large-scale, geographically dispersed enterprises. Government Communications Systems is assisting the FAA in modernizing the U.S. air traffic control system and infrastructure. For example, we are the prime contractor on a 15-year, $2.2 billion contract to integrate and modernize the FAA's Telecommunications Infrastructure ("FTI"). This program is consolidating telecommunications at more than 4,400 FAA facilities nationwide, while reducing operating costs, enhancing network security and improving service. During fiscal 2005, we were awarded a further contract by the FAA to add mission support services to the FTI program, as well as a follow-on contract for the FAA's Weather and Advanced Radar Processing System. The total contract amount for the FTI program, including options, could reach $3.5 billion through 2017. Government Communications Systems is also working with the FAA on other programs, including the Voice Switching and Control System program, which allows air traffic controllers to establish critical air-to-ground and ground-to-ground communications with pilots as well as other air traffic controllers.

Government Communications Systems also is a developer of complex, large-scale databases and information systems and services. Government Communications Systems is the prime contractor for the U.S. Census Bureau's Master Address File/Topologically Integrated Geographic Encoding and Referencing Accuracy Improvement Project ("MTAIP"). The MTAIP contract was awarded to Harris in 2002 and during fiscal 2006 the U.S. Census Bureau exercised its option to extend the contract for four years. Currently anticipated to provide total revenue of $210 million over an eight-year period ending in 2010, the MTAIP program will provide a computer database of all addresses and locations where people live or work, covering an estimated 115 million residences and 60 million businesses in the U.S. During fiscal 2006, Government Communications Systems was awarded a five-year, $600 million contract from the U.S. Census Bureau as prime contractor for its Field Data Collection Automation ("FDCA") Program. Under the FDCA Program, Government Communications Systems will integrate multiple automated systems required to obtain data from field census takers during the 2010 census. The automated system will capture information collected during field interviews. During fiscal 2005, Government Communications Systems, together with Broadcast Communications, completed a contract to rebuild the Iraqi Media Network ("IMN"), which is bringing modern radio, TV broadcast and newspaper infrastructure and media content to the people of Iraq.

Technical Services Programs: Government Communications Systems also provides technical engineering, operations and services to the U.S. Government. Such services include information technology outsourcing, enterprise management, engineering and systems design. Information technology outsourcing services include data entry, network administration, system operations and maintenance and procurement and logistics support. Enterprise management services include systems engineering and integration, network design, capacity expansions and information assurance and security. During fiscal 2005, Government Communications Systems was selected by the NRO to provide operations, maintenance and support services for the agency's global communications and information systems ("Patriot") program which is expected to yield more cost-effective information technology service management. This program has a potential value of $1 billion over 10 years. During fiscal 2005, Government Communications Systems was also awarded a contract with a potential value of $175 million, over nine years, from the DISA in support of its Crisis Management System. Under the Mission Communications Operations and Maintenance ("MCOM") program, Government Communications Systems provides operations and maintenance services to the U.S. Air Force Satellite Control Network's communications functions at Schriever AFB, Colorado, and Onizuka AFS, California. Under the Operational Space Services and Support ("OSSS") program, Government Communications Systems provides operations and maintenance services to the Air Force Satellite Control Network remote tracking stations and global positioning satellite sites worldwide. During the first quarter of fiscal 2005, Harris completed the acquisition of The Orkand Corporation ("Orkand"), a privately-held provider of technical services and information technology for U.S. Government agencies, including the Department of State, Department of Labor, Department of the Interior, Department of

Health and Human Services, and Department of Energy. The acquisition of Orkand continues to provide insight into additional opportunities with these new customers.

Revenue, Backlog and Contracts: Revenue in fiscal 2006 for the Government Communications Systems segment increased to $1,813 million from $1,805 million in fiscal 2005 and $1,506 million in fiscal 2004. Segment operating income increased 6 percent to $216.5 million from $203.4 million in fiscal 2005 and $153.4 million in fiscal 2004. This segment contributed 52 percent of our total revenue in fiscal 2006, 60 percent in fiscal 2005 and 60 percent in fiscal 2004. In fiscal 2006, approximately 33 percent of the revenue for this segment was under contracts with prime contractors and approximately 67 percent was under direct contracts with customers, compared to 28 percent of revenue under contracts with prime contractors and 72 percent of revenue under direct contracts with customers in fiscal 2005. Some of this segment's significant programs in fiscal 2006 included the FTI program, the Patriot program, the MCOM program, the F-35 Joint Strike Fighter platform and various classified programs. Other significant programs included the AEHF, F/A-18E/F, IFCS, MTAIP, MIDS, MSSCT and the U.S. Air Force's family of Beyond Line-of-Sight ("FAB-T") program and several classified programs. The largest program by revenue represented approximately 10 percent of this segment's revenue for fiscal 2006, compared to approximately 6 percent for fiscal 2005. The 10 largest programs by revenue represented approximately 33 percent of this segment's revenue in fiscal 2006, 31 percent in fiscal 2005 and approximately 30 percent in fiscal 2004. This segment currently has a diverse portfolio of approximately 300 programs, each having a value over $1 million. Historically, this diversity has provided a stable backlog and reduced potential risks that come from reductions in funding or changes in customer priorities. In fiscal 2006, U.S. Government customers, whether directly or through prime contractors, accounted for approximately 95 percent of this segment's total revenue compared to 91 percent in fiscal 2005, with the DoD accounting for 56 percent of this segment's fiscal 2006 revenue and the FAA accounting for 13 percent.

The funded backlog of unfilled orders for this segment was $382 million at July 28, 2006, compared with $410 million at July 29, 2005 and $463 million at July 30, 2004. Substantially all this funded backlog is expected to be filled during fiscal 2007, but we can give no assurance of such fulfillment. Unfunded backlog for this segment was $4,159 million at July 28, 2006, compared with $4,019 million at July 29, 2005 and $3,170 million at July 30, 2004. Additional information regarding funded and unfunded backlog for this segment is provided under "Item 1. Business — Funded and Unfunded Backlog."

Most of the sales of the Government Communications Systems segment are made directly or indirectly to the U.S. Government under contracts or subcontracts containing standard government contract clauses providing for redetermination of profits, if applicable, and for termination at the convenience of the U.S. Government or for default based upon performance of the contractor. This segment's contracts include both cost-reimbursement and fixed-price contracts. Cost-reimbursement contracts provide for the reimbursement of allowable costs plus the payment of a fee. These contracts fall into three basic types: (i) cost-plus fixed-fee contracts, which provide for the payment of a fixed fee irrespective of the final cost of performance; (ii) cost-plus incentive-fee contracts, which provide for increases or decreases in the fee, within specified limits, based upon actual results compared to contractual targets relating to factors such as cost, performance and delivery schedule; and (iii) cost-plus award-fee contracts, which provide for the payment of an award fee determined at the discretion of the customer based upon the performance of the contractor against pre-established performance criteria. Under cost-reimbursement contracts, this segment is reimbursed periodically for allowable costs and is paid a portion of the fee based on contract progress. Some costs incident to performing a contract have been made partially or wholly unallowable for reimbursement by statute or regulation. Examples are certain merger and acquisition costs, lobbying costs and certain litigation defense costs.

This segment's fixed-price contracts are either firm fixed-price contracts or fixed-price incentive contracts. Under firm fixed-price contracts, this segment agrees to perform a specific scope of work for a fixed price and, as a result, benefits from cost savings and carries the burden of cost overruns. Under fixed-price incentive contracts, this segment shares with the U.S. Government both savings accrued from contracts performed for less than target costs as well as costs incurred in excess of targets up to a negotiated ceiling price (which is higher than the target cost), but carries the entire burden of costs exceeding the negotiated ceiling price. Accordingly, under such incentive contracts, profit may also be adjusted up or down depending upon whether specified performance objectives are met. Under firm fixed-price and fixed-price incentive contracts, this segment usually receives either milestone payments equaling 100 percent of the contract price or monthly progress payments from the U.S. Government in amounts equaling 75 percent of costs incurred under U.S. Government contracts. The remaining amounts, including profits or incentive fees, are billed upon delivery and final acceptance of end items and deliverables under the contract. Fixed-price contracts generally have higher profit margins than cost-reimbursement contracts. Production contracts are mainly fixed-price contracts, and development contracts are generally cost-reimbursement contracts. For fiscal 2006, 52 percent of the revenue of this segment was generated from cost-reimbursement contracts and 48 percent was generated from fixed-price contracts compared to 60 percent and 40 percent, respectively, in fiscal 2005 and 68 percent and 32 percent, respectively, in fiscal 2004. For a discussion of certain risks affecting this segment, see "Item 1. Business — Principal Customers; Government Contracts," "Item 3. Legal Proceedings" and "Item 1A. Risk Factors."

RF Communications

RF Communications is a worldwide supplier of secure voice and data radio communications products, systems and networks to the DoD, Federal and state agencies, and military, government, and commercial organizations worldwide. RF Communications offers a comprehensive line of secure radio products and systems for manpack, handheld, vehicular, strategic fixed-site and shipboard applications. These radio systems are highly flexible, interoperable and capable of supporting diverse mission requirements.

RF Communications' Falcon® family of tactical radios includes the Falcon II secure high-frequency, very high-frequency, ultra high-frequency and multiband software-defined tactical radios, and the Falcon III multiband handheld and vehicular radio systems. These radios are built on a software-defined radio platform that is reprogrammable to add features or software upgrades. Software-defined radio technology offers significantly increased flexibility in support of a variety of wireless communications protocols. These radios also have military-strength embedded encryption and can be linked to computers, providing network capabilities on the battlefield. The Falcon III AN/PRC-152(C) has been certified by the NSA for the protection of voice and data traffic up through TOP SECRET/SCI level. The Joint Tactical Radio System ("JTRS") Software Communications Architecture ("SCA") of the AN/PRC-152(C) has been certified "SCA Compliant with Waivers" by the Joint Program Executive Office Joint Tactical Radio System Test and Evaluation Laboratory ("JPEO JTEL"). Falcon III radios provide interoperability with key legacy waveforms, including Single Channel Ground and Airborne Systems ("SINCGARS"), and can be configured to accommodate vehicle-mounted functionality while providing handheld portability for quick-dismount scenarios. These radios provide soldiers with total battlefield connections, including secure ground-to-air and tactical satellite communications, and an embedded global positioning system for situational awareness.

RF Communications provides embedded encryption. Its Sierra™ II cryptographic subsystem is a miniaturized programmable module that can be integrated into radios and other voice and data communications devices to encrypt classified information prior to transmission and storage. Sierra II was certified in fiscal 2005 by the NSA. RF Communications' encryption modules currently meet or exceed the highest security standards established by the U.S. Government. Sierra II can be used for tactical radios, wireless local-area-networks, remote sensors, guided munitions and unmanned aerial vehicles. RF Communications also offers the Citadel® cryptographic engine which provides military grade encryption for non-Type 1 applications.

RF Communications also provides unattended ground sensor systems. These include remote, battery-operated products that are designed for surveillance and monitoring of high-value resources such as troop encampments, airfields, base installations, supply routes and depots.

The worldwide transformation to modernize tactical communications to provide secure, interoperable and reliable communications is driving strong demand and positive results for this segment. Force modernization efforts, including ground force restructuring and expansion, have gained increasing momentum and funding as the DoD seeks to deliver enhanced command, control and communications to more and smaller operating units. In fiscal 2006, RF Communications responded to requirements for its Falcon family of radios from a broad base of U.S. Government customers. For example, the U.S. Army's Modularity program is a major force-transformation initiative that includes smaller, more agile and rapidly deployable fighting units. The smaller units are more independent and require greater capabilities for communications up and down the command structure, which has created demand for our Falcon radios. Similar communications modernization programs are under way by the U.S. Marines, the Army Reserve and the National Guard. Internationally, RF Communications' radios are the standard of NATO and Partnership for Peace countries. Sales in fiscal 2006 were made to NATO members, including the United Kingdom, Canada, Romania, Poland, Germany, Hungary and Bulgaria. Additionally, sales in fiscal 2006 were made to the following countries: Pakistan, Iraq, Ethiopia, Chile, Algeria, Georgia, Uganda, Saudi Arabia, Sweden, Australia, Tajikistan and Yemen.

RF Communications has a key position on the U.K. Ministry of Defence Bowman Tactical Radio Programme ("Bowman"). Under the terms of the Bowman contract with General Dynamics United Kingdom Limited, with a value to RF Communications of approximately $245 million, this segment is providing more than 10,000 high-frequency radio units over the course of the five-year program. Production for Bowman began in fiscal 2003.

Revenue in fiscal 2006 for the RF Communications segment increased 51 percent over fiscal 2005 to $809 million from $537 million and was $430 million in fiscal 2004. Segment operating income increased 68 percent to $278.9 million in fiscal 2006, compared to $166.5 million in fiscal 2005 and was $118.9 million in fiscal 2004. The RF Communications segment contributed 23 percent of our total revenue in fiscal 2006, 17 percent in fiscal 2005 and 17 percent in fiscal 2004. In fiscal 2006, approximately 37 percent of the revenue of this segment were derived outside of the United States, compared to 45 percent in fiscal 2005 and 47 percent in fiscal 2004. In fiscal 2006, U.S. Government customers, whether directly or through others, accounted for approximately 72 percent of this segment's total revenue, compared to 54 percent in fiscal 2005 and 56 percent in fiscal 2004.

In general, this segment's domestic products are sold and serviced directly to customers through its sales organizations and through established distribution channels. Internationally, this segment markets and sells its products and services through regional sales offices and established distribution channels. See "Item 1. Business — International Business."

The backlog of unfilled orders for this segment was $703 million at July 28, 2006, compared to $427 million at July 29, 2005 and $331 million at July 30, 2004. Approximately 90 percent of this backlog of unfilled orders is expected to be filled during fiscal 2007, but we can give no assurance of such fulfillment. For a discussion of certain risks affecting this segment, see "Item 1. Business — Principal Customers; Government Contracts," "Item 3. Legal Proceedings" and "Item 1A. Risk Factors."

Microwave Communications

Microwave Communications designs, manufactures and sells a broad range of microwave radios for use in worldwide wireless communications networks. Applications include wireless/mobile infrastructure connectivity; secure data networks; public safety transport for state, local and Federal government users; and right-of-way connectivity for utilities, pipelines, railroads and industrial companies. In general, wireless networks are constructed using microwave radios and other equipment to connect cell sites, fixed-access facilities, switching systems, land mobile radio systems and other similar systems. For many applications, microwave systems offer a lower-cost, highly reliable alternative to competing transmission technologies such as fiber or "wired" systems. This segment's microwave product line spans frequencies from 2 to 38 GHz and includes the:

- TRuepoint™ family of microwave radios. This is our next-generation microwave point-to-point radio platform which provides Synchronous Digital Hierarchy ("SDH") and Plesiochronous Digital Hierarchy ("PDH") in a single platform and is designed to meet the current and future needs of network operators, including mobile, private network, government and access service providers. The unique architecture of the core platform reduces both capital expenditures and life cycle costs, while meeting international and North American standards. The software-based architecture enables transition between traditional microwave access applications and higher-capacity transport interconnections. The wide range of capacities, interfaces, modulation schemes, frequency and channel plans, and power levels are made available to meet the requirements of networks around the world. The TRuepoint product family delivers service from 4 to 180 megabits-per-second capacity at frequencies ranging from 6 to 38 GHz;
- Constellation® medium-to-high-capacity family of point-to-point digital radios operating in the 6, 7/8 and 10/11 GHz frequencies, which are designed for network applications and support both PDH and Synchronous Optical Network ("SONET"), the standard for digital transport over optical fiber in North American applications. Constellation radios are suited for wireless mobile carriers and private operators, including critical public safety networks; and
- MegaStar® high-capacity, carrier-class digital point-to-point radios, which operate in the 5, 6, 7/8 and 11 GHz frequencies, and are designed to eliminate test equipment requirements, reduce network installation and operation costs, and conform to PDH, SONET and SDH standards.

Microwave Communications provides turnkey microwave systems and service capabilities, offering complete network and systems engineering support and services, including planning, design and systems integration, site surveys, deployment, management, training and customer service — a key competitive discriminator for the Microwave Communications segment in the microwave radio industry.

Microwave Communications also offers a comprehensive network management system. Its NetBoss® integrated communications network management platform supports wireless, wireline and Internet service providers. NetBoss offers fault management, performance management, service activation, billing mediation and

Operational Support System ("OSS") integration in a modular, off-the-shelf solution designed for rapid deployment. The modularity of NetBoss enables customers to implement a comprehensive set of capabilities immediately or gradually, as their needs dictate. The newest product offering is NetBoss EM, an element manager. Following the sale of our TTS business during fiscal 2004, the NetBoss network operations software product line became part of the Microwave Communications segment and prior periods have been restated to reflect this change.

Principal customers for Microwave Communications' products and services include domestic and international wireless/mobile service providers, original equipment manufacturers, as well as private network users such as public safety agencies, utilities, pipelines, railroads and other industrial enterprises. No single customer accounted for more than 15 percent of fiscal 2006 revenue for the Microwave Communications segment. During fiscal 2006, Microwave Communications entered into a contract with Vmobile Nigeria to provide radios for the build-out of its telecom network that spans more than 5,000 kilometers. As part of providing both backbone and access microwave solutions for this complex and expansive network, Microwave Communications is also providing network architecture and planning. During fiscal 2006, Microwave Communications entered into a contract to supply radios and products to the Commonwealth of Kentucky to assist in the conversion of the Kentucky Early Warning System from analog to digital, utilizing TRuepoint radios that will be used to provide first-responders with critical voice and video services. Approximately 57 percent of the revenue of this segment was derived outside of the United States in fiscal 2006, compared to 46 percent in fiscal 2005 and 52 percent in fiscal 2004. In general, this segment's North American products and services are sold directly to customers through its sales organizations and through established distribution channels. Internationally, this segment markets and sells its products and services through regional sales offices and established distribution channels. See "Item 1. Business — International Business."

Revenue in fiscal 2006 for the Microwave Communications segment increased 9 percent from $320 million in fiscal 2005 to $349 million in fiscal 2006 and was $330 million in fiscal 2004. This segment had an operating loss of $19.6 million in fiscal 2006, compared to operating income of $7.7 million in fiscal 2005 and an operating loss of $12.1 million in fiscal 2004. The Microwave Communications segment contributed 10 percent of our total revenue in fiscal 2006, 11 percent in fiscal 2005 and 13 percent in fiscal 2004.

The backlog of unfilled orders for this segment was $164 million at July 28, 2006, compared with $94 million at July 29, 2005 and $81 million at July 30, 2004. Substantially all of this backlog is expected to be filled during fiscal 2007, but we can give no assurance of such fulfillment. For a discussion of certain risks affecting this segment, see "Item 3. Legal Proceedings" and "Item 1A. Risk Factors."

Broadcast Communications

Broadcast Communications' hardware and software solutions support the entire content creation, management, distribution, and delivery process for broadcast, cable, satellite, and other media content providers. This segment serves the global digital and analog markets, providing enterprise software and studio, video distribution and digital media products, network management, and transmission equipment and systems.

The current trend and future of broadcast media involves digitizing content and transporting it simultaneously over many different networks to many types of devices. This transition from analog to digital technology enables content owners and service providers to consolidate and automate their operations. As a result, this need to create, manage, and ultimately deliver digital media content is driving an infrastructure upgrade cycle for the media industry.

Television: Broadcast Communications develops, manufactures, and supplies digital and analog television transmission equipment for over-the-air broadcasters and for the emerging mobile television market. In addition to high definition picture clarity, digital technology gives broadcasters the opportunity to expand channel and service offerings. In response to the U.S. Government-mandated transition from analog to digital transmission, Broadcast Communications provided the nation's first advanced digital television transmitter, as well as the first commercial digital television application and is a leader with respect to the U.S. digital standard known as "ATSC." Innovations have included the development of a line of analog transmitters that can be upgraded for digital operation in the field. Additionally, in fiscal 2005, Broadcast Communications introduced PowerCD™, a new family of high-power UHF ATSC transmitters designed to deliver maximum in-band RF power per watt of electricity, and Broadcast Communications continues to develop next-generation transmission equipment to provide broadcasters with a smooth path from analog to digital broadcasting. Broadcast Communications is also a provider of European-standard digital "DVB-T" transmission equipment supported by a technology development center in Austria that focuses on European-standard DVB-T transmissions systems. Broadcast

Communications is also expanding efforts to reach the emerging mobile television market under the concept of transmitting real-time television to personal devices such as cell phones, PDAs or other mobile devices. Mobile video is in its early stage of growth, with only a limited number of content providers. Broadcast Communications is developing and providing transmission equipment for various mobile video broadcasting trials in Australia, China, the Netherlands, the U.K. and the U.S.

Radio: Broadcast Communications develops, manufactures, and supplies end-to-end products, systems, and services for the radio broadcast market. Product offerings include digital and analog transmission equipment, audio and networking consoles, studio products, monitoring and control solutions, and systems that range from single-radio studios to consolidated operations and complete nationwide networks with hundreds of radio sites. Broadcast Communications is a leader in the transition from analog to digital radio. Product offerings address the U.S. digital standard called "IBOC" (In-Band/On-Channel), which is referred to in the market as "HD Radio™", as well as international digital standards including "DAB" (Digital Audio Broadcasting) and "DRM" (Digital Radio Mondiale). The rollout of HD Radio in the U.S. is progressing with approximately 2,500 of 13,500 radio stations committing to implement HD Radio over the next several years and approximately 800 stations currently on-air. During fiscal 2005, Broadcast Communications introduced its second-generation transmission product family called FLEXSTAR™, which provides a bandwidth-efficient bitstream so broadcasters can offer supplemental audio and data capability along with the main program stream. This enables broadcasters to develop new revenue-generating opportunities including multiple programs on the same channel, 5.1 surround sound, on-demand traffic, weather and sports reports, store-and-play capabilities, and real-time navigation.

Software Systems: Broadcast Communications' software systems offering, which was significantly expanded with the fiscal 2005 acquisition of Encoda Systems Holdings, Inc. ("Encoda"), enables customers to better manage their digital media workflow through a portfolio of software products for programming, scheduling, traffic and billing, as well as for complementary automation and digital asset management solutions. Initial modules of the next-generation digital content delivery platform, called H-Class, were launched during fiscal 2005. The H-Class software system, which began deliveries in fiscal 2006, is an enterprise platform which can intelligently manage delivery of rich digital media across multiple networks, channels, formats, and devices. H-Class provides broadcasters and other media, entertainment, and content distribution customers with a means to integrate disparate processes from creation to consumption into a single, modular system. Our recent acquisition of OSi expands Broadcast Communications' capabilities in enterprise-wide software for managing and scheduling advertising and programming for broadcasters.

Video Distribution and Networking Solutions: Video distribution products and solutions offered by Broadcast Communications assist the movement of broadcasters to a multi-channel and multi-media environment as such products enable the movement of rich media, audio and data efficiently over a variety of networks. During the second quarter of fiscal 2006, we acquired Leitch, a provider of high-performance video systems for the television broadcast industry, including routers and distribution equipment, signal processing, signal management and monitoring, servers and storage area networks, branding software and post-production editing systems. Broadcast Communications is a leader in the conversion from analog to digital video networking equipment. Products include: the Platinum™ large router for mixed video and audio signal routing, the IconMaster™ digital master control system and the NEXIO™ line of video servers. Broadcast Communications further enhanced its video networking offerings with the acquisition in the fourth quarter of fiscal 2006 of Aastra Digital Video, a developer of video networking, encoding, decoding and multiplexing technologies used by television broadcasters, telecommunications providers and satellite networks. Networking solutions provided by Broadcast Communications include routing and distribution, signal processing, and network monitoring and management tools for multiple markets. In addition to providing solutions to the traditional broadcast and cable markets, customers also include the U.S. Government and public safety organizations for mission-critical, first-response scenarios. For example, Broadcast Communications, in conjunction with Government Communications Systems, is providing extensive networking solutions for the FTI program. Rapidly growing demand for content over an increasing number of devices is driving a transition from single, dedicated networks to flexible systems that automatically deliver content over the most appropriate and cost-effective network, transporting the right content to the right person on the right device.

Revenue for the Broadcast Communications segment increased 40 percent from $384 million in fiscal 2005 to $538 million in fiscal 2006 and was $287 million in fiscal 2004. Segment operating income was $22.8 million in fiscal 2006, compared to $18.1 million in fiscal 2005 and $8.1 million in fiscal 2004. The Broadcast Communications segment contributed 15 percent of our total revenue in fiscal 2006, 12 percent in fiscal 2005 and 11 percent in fiscal 2004. Approximately 41 percent of the revenue of this segment were derived outside of the United States in fiscal 2006, compared to 34 percent in fiscal 2005 and 39 percent in fiscal 2004. Principal customers for Broadcast Communications' products and services include domestic and international television and radio broadcast networks and content originators. No single customer accounted for more than 2 percent of fiscal 2006 revenue for the Broadcast Communications segment. During fiscal 2006, Broadcast Communications entered into a multi-year agreement with Cumulus Broadcasting to provide HD Radio transmission systems to over 250 Cumulus AM and FM stations. Broadcast Communications also supplied HD Radio transmission products for Clear Channel Communications and CBS Radio. Customers for software and networking systems included Tribune Broadcasting, Turner Broadcasting, British Sky Broadcasting ("BSkyB") in the U.K., TV Azteca in Mexico, Norkring in Norway, SkyPerfect in Japan, Antena 3 in Spain, Swisscom Broadcasting in Switzerland, BridgeNetworks in Australia and KUB Telekomunikasi in Malaysia.

In general, this segment's domestic products are sold and serviced directly to customers through its sales organizations and through established distribution channels. Internationally, this segment markets and sells its products and services through regional sales offices and established distribution channels. See "Item 1. Business — International Business."

The backlog of unfilled orders for this segment was $240 million at July 28, 2006, compared with $210 million at July 29, 2005 and $105 million at July 30, 2004. Approximately 67 percent of this backlog is expected to be filled during fiscal 2007, but we can give no assurance of such fulfillment. For a discussion of certain risks affecting this segment, see "Item 3. Legal Proceedings" and "Item 1A. Risk Factors."

International Business

Revenue in fiscal 2006 from products exported from the United States (including foreign military sales) or manufactured abroad was $746.5 million (21 percent of our total revenue), compared with $559.0 million (19 percent of our total revenue) in fiscal 2005 and $507.5 million (20 percent of our total revenue) in fiscal 2004. Our international sales include both direct exports from the United States and sales from foreign subsidiaries. Most of the international sales are derived from the Microwave Communications, RF Communications and Broadcast Communications segments. Direct export sales are primarily denominated in U.S. dollars, whereas sales from foreign subsidiaries are generally denominated in the local currency of the subsidiary. Exports from the United States, principally to Europe, Asia, Africa and Canada, totaled $418.0 million (56 percent of our international revenue) in fiscal 2006, $326.6 million (58 percent of our international revenue) in fiscal 2005 and $308.6 million (61 percent of our international revenue) in fiscal 2004. Foreign operations represented 9 percent of revenue in fiscal 2006, 8 percent of revenue in fiscal 2005 and 8 percent of revenue in fiscal 2004. Foreign operations represented 24 percent of long-lived assets as of June 30, 2006 and 9 percent of long-lived assets as of July 1, 2005. Financial information regarding our domestic and international operations is contained in *Note 23: Business Segments* in the Notes and is incorporated herein by reference.

Principal international manufacturing facilities are located in Canada, China and the United Kingdom. International marketing activities are conducted through subsidiaries which operate in Canada, Europe, Central and South America and Asia. We have also established international marketing organizations and several regional sales offices. Reference is made to Exhibit 21 "Subsidiaries of the Registrant" for further information regarding our foreign subsidiaries.

We utilize indirect sales channels, including dealers, distributors and sales representatives, in the marketing and sale of some lines of products and equipment, both domestically and internationally. These independent representatives may buy for resale or, in some cases, solicit orders from commercial or governmental customers for direct sales by us. Prices to the ultimate customer in many instances may be recommended or established by the independent representative and may be above or below our list prices. These independent representatives generally receive a discount from our list prices and may mark up those prices in setting the final sales prices paid by the customer. During fiscal 2006, revenue from indirect sales channels represented 6 percent of our total revenue and 23 percent of our international revenue, compared to revenue from indirect sales channels in fiscal 2005 representing 6 percent of our total revenue and 32 percent of our international revenue.

Fiscal 2006 revenue came from a large number of foreign countries, of which no single country accounted for 4 percent or more of our total revenue. Some of our exports are paid for by letters of credit, with the balance carried either on an open account or installment note basis. Advance payments, progress payments or other similar payments received prior to, or upon shipment often cover most of the related costs incurred. Significant foreign government contracts generally require us to provide performance guarantees. In order to stay competitive in international markets, we also enter into recourse and vendor financing to facilitate sales to certain customers.

The particular economic, social and political conditions for business conducted outside the U.S. differ from those encountered by domestic businesses. Our management believes that the overall business risk for the international business as a whole is somewhat greater than that faced by our domestic operations as a whole. A description of the types of risks to which we are subject in international business is contained in "Item 1A. Risk Factors." Nevertheless, in the opinion of our management, these risks are offset by the diversification of the international business and the protection provided by letters of credit and advance payments.

Competition

We operate in highly competitive markets that are sensitive to technological advances. Although successful product and systems development is not necessarily dependent on substantial financial resources, some of our competitors in each of our businesses are larger than we are and can maintain higher levels of expenditures for research and development. In each of our businesses we concentrate on the market opportunities that our management believes are compatible with our resources, overall technological capabilities and objectives. Principal competitive factors in these businesses are cost-effectiveness, product quality and reliability, technological capabilities, service, ability to meet delivery schedules and the effectiveness of dealers in international areas.

In the Government Communications Systems segment principal competitors include: Boeing, Computer Sciences, General Dynamics, ITT Industries, L-3 Communications, Lockheed Martin, Northrop Grumman, Raytheon and SAIC. Consolidation among U.S. defense and aerospace companies has resulted in a reduction in the number of principal prime contractors. As a result of this consolidation, we frequently "partner" or are involved in subcontracting and teaming relationships with companies that are, from time to time, competitors on other programs.

In the RF Communications segment principal competitors include: General Dynamics, ITT Industries, Raytheon, Rohde & Schwarz, Tadiran and Thales.

In the Microwave Communications segment principal competitors include: Alcatel, Ericsson, Fujitsu, NEC, Nokia, Siemens and Stratex Networks, as well as other smaller companies. Several of our competitors are original equipment manufacturers or systems integrators through which we sometimes distribute and sell products and services to end-users. We believe that our network and systems engineering support and service are key competitive strengths for this segment.

In the Broadcast Communications segment principal competitors include: Broadcast Electronics, NEC, Omnibus, Rohde & Schwarz, Sony, and Thomson/Grass Valley, as well as other smaller companies and divisions of large companies. We believe that our broad product offering and total content delivery solutions are key competitive strengths for this segment.

Principal Customers; Government Contracts

Sales to the U.S. Government, which is our only customer accounting for 3 percent or more of our total revenue, were 66 percent of our total revenue in each of fiscal 2006, 2005 and 2004. Additional information regarding customers for each of our segments is provided under "Item 1. Business — Description of Business by Segment." Our U.S. Government sales are predominantly derived from contracts with agencies of, and prime contractors to, the U.S. Government. U.S. Government contracts are terminable at the convenience of the U.S. Government, as well as for default based on performance. Companies engaged in supplying goods and services to the U.S. Government are dependent on Congressional appropriations and administrative allotment of funds and may be affected by changes in U.S. Government policies resulting from various military, political and international developments. Long-term government contracts and related orders are subject to cancellation if appropriations for subsequent performance periods become unavailable. Under contracts terminable at the convenience of the U.S. Government, a contractor is entitled to receive payments for its allowable costs and, in general, the proportionate share of fees or earnings for the work done. Contracts that are terminable for default generally provide that the U.S. Government pays only for the work it has accepted and may require the contractor to pay for the incremental cost of reprocurement and may hold the contractor liable for damages. In many cases, there is also uncertainty relating to the complexity of designs, necessity for design improvements and difficulty in forecasting costs and schedules when bidding on developmental and highly sophisticated technical work. Under many U.S. Government contracts, we are required to maintain facility and personnel security clearances complying with DoD and other Federal agency requirements. For further discussion of risks relating to U.S. Government contracts, see "Item 3. Legal Proceedings" and "Item 1A. Risk Factors."

Funded and Unfunded Backlog

Our total company-wide funded and unfunded backlog was approximately $5,641 million at July 28, 2006, $5,160 million at July 29, 2005 and $4,132 million at July 30, 2004. The funded portion of this backlog was approximately $1,482 million at July 28, 2006, $1,141 million at July 29, 2005 and $962 million at July 30, 2004. The determination of backlog involves substantial estimating, particularly with respect to customer requirements contracts and development and production contracts of a cost-reimbursement or incentive nature.

We define funded backlog as unfilled firm orders for which funding has been authorized. Unfunded backlog is primarily unfilled firm and expected follow-on orders that have not yet met our established funding criteria. Our established funding criteria require both authorization by the customer as well as our management's determination that there is little or no risk to the authorized funding being rescinded. In fiscal 2007, we expect to fill approximately 88 percent of our total funded backlog as of July 28, 2006. However, there can be no assurance that our funded backlog will become revenue in any particular period, if at all. Backlog is subject to delivery delays and program cancellations, which are beyond our control. Additional information with regard to the backlog of each of our segments is provided under "Item 1. Business — Description of Business by Segment" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Research, Development and Engineering

Research, development and engineering expenditures totaled approximately $814 million in fiscal 2006, $870 million in fiscal 2005 and $841 million in fiscal 2004.

Company-sponsored research and product development costs, which included research and development for commercial products and independent research and development related to government products and services, were approximately $188 million in fiscal 2006, $137 million in fiscal 2005 and $111 million in fiscal 2004. A portion of our independent research and development costs are allocated among contracts and programs in process under U.S. Government contractual arrangements. Company-sponsored research and product development costs not otherwise allocable are charged to expense when incurred. The portion of total research, development and engineering expenditures not company-sponsored was funded by U.S. Government and commercial customers and is included in our revenue. Company-funded research is directed to the development of new products and to building technological capability in selected communications and electronic systems markets. U.S. Government-funded research helps strengthen and broaden our technical capabilities. Almost all of our segments maintain their own engineering and new product development departments, with scientific assistance provided by advanced-technology departments. As of June 30, 2006, we employed approximately 6,200 engineers and scientists and are continuing efforts to make the technologies developed in any of our business segments available for all other business segments.

Patents and Other Intellectual Property

We consider our patents and other intellectual property rights, in the aggregate, to constitute an important asset. We own a large and valuable portfolio of patents, trade secrets, know-how, confidential information, trademarks, copyrights and other intellectual property. We also license intellectual property to and from third parties. As of June 30, 2006, we held approximately 892 U.S. patents and 470 foreign patents, and had approximately 396 U.S. patent applications pending and 937 foreign patent applications pending. However, we do not consider our business or any business segment to be materially dependent upon any single patent, license or other intellectual property right, or any group of related patents, licenses or other intellectual property rights. We are engaged in a proactive patent licensing program and have entered into a number of licenses and cross-license agreements, some of which generate royalty income. Although existing license agreements have generated income in past years and may do so in the future, there can be no assurances we will enter into additional income-producing license agreements. From time to time we engage in litigation to protect our patents and other intellectual property. Any of our patents, trade secrets, trademarks, copyrights and other proprietary rights could be challenged, invalidated or circumvented, or may not provide competitive advantages. With regard to patents relating to our Government Communications Systems segment, the U.S. Government often has an irrevocable, non-exclusive, royalty-free license, pursuant to which the U.S. Government may use or authorize others to use the inventions covered by such patents. Pursuant to similar arrangements, the U.S. Government may consent to our use of inventions covered by patents owned by other persons. Numerous trademarks used on or in connection with our products are also considered to be a valuable asset.

Environmental and Other Regulations

Our facilities and operations, in common with those of industry in general, are subject to numerous domestic and international laws and regulations designed to protect the environment, particularly with regard to wastes and emissions. We believe that we have complied with these requirements and that such compliance has not had a material adverse effect on our results of operations, financial condition or cash flows. Based upon currently available information, we do not expect expenditures to protect the environment and to comply with current environmental laws and regulations over the next several years to have a material impact on our competitive or financial position, but we can give no assurance that such expenditures will not exceed current expectations. If future laws and regulations contain more stringent requirements than presently anticipated, actual expenditures may be higher than our present estimates of those expenditures. We have installed waste treatment facilities and pollution control equipment to satisfy legal requirements and to achieve our waste minimization and prevention goals. We did not spend material amounts on environmental capital projects in fiscal 2006, 2005 or 2004. A portion of our environmental expenditures relates to discontinued operations for which we have retained certain environmental liabilities. We currently expect that amounts to be spent for environmental-related capital projects will not be material in fiscal 2007. These amounts may increase in future years. Additional information regarding environmental and regulatory matters is set forth in "Item 3. Legal Proceedings" and in *Note 1: Significant Accounting Policies* in the Notes.

Electronic products are subject to governmental environmental regulation in a number of jurisdictions. Equipment produced by our Broadcast Communications and Microwave Communications segments, in particular, are subject to domestic and international requirements requiring end-of-life management and/or restricting materials in products delivered to customers. Such requirements are not applicable to most equipment produced by our Government Communications Systems and RF Communications segments. We believe that we have substantially complied with such rules and regulations, where applicable, with respect to our existing products sold into such jurisdictions. We intend to comply with such rules and regulations with respect to our future products.

Radio communications are also subject to governmental regulation. Equipment produced by our Broadcast Communications and Microwave Communications segments, in particular, is subject to domestic and international requirements to avoid interference among users of radio and television frequencies and to permit interconnection of telecommunications equipment. We believe that we have substantially complied with such rules and regulations with respect to our existing products, and we intend to comply with such rules and regulations with respect to our future products. Reallocation of the frequency spectrum also could impact our business, financial condition and results of operations.

Raw Materials and Supplies

Because of the diversity of our products and services, as well as the wide geographic dispersion of our facilities, we use numerous sources for the wide array of raw materials (such as electronic components, printed circuit boards, metals and plastics) needed for our operations and for our products. We are dependent upon suppliers and subcontractors for a large number of components and subsystems and the ability of our suppliers and subcontractors to adhere to customer or regulatory materials restrictions and to meet performance and quality specifications and delivery schedules. In some instances, we are dependent upon one or a few sources, either because of the specialized nature of a particular item or because of local content preference requirements pursuant to which we operate on a given project. While we have been affected by financial and performance issues of some of our suppliers and subcontractors, we have not been materially adversely affected by the inability to obtain raw materials or products.

Seasonality

No material portion of our business is considered to be seasonal. Various factors can affect the distribution of our revenue between accounting periods, including the timing of U.S. Government awards, the availability of funding, product deliveries and customer acceptance.

Employees

As of June 30, 2006, we employed approximately 13,900 people, compared with approximately 12,600 employees at the end of fiscal 2005. Approximately 12,500 of our employees are located in the United States. A significant number of employees in our Government Communications Systems segment possess a security clearance. We also utilize a number of independent contractors. None of our employees in the United States is represented by a labor union. In certain international subsidiaries, our employees are represented by workers' councils or statutory labor unions. In general, we believe that our relations with our employees are good.

Website Access to Harris Reports; Available Information

General. We maintain an Internet website at *http://www.harris.com*. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, are available free of charge on our website as soon as reasonably practicable after these reports are electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"). We will also provide the reports in electronic or paper form free of charge upon request. We also make available free of charge on our website our annual report to shareholders and proxy statement. Our website and the information posted thereon are not incorporated into this Annual Report on Form 10-K or any other report that we file with or furnish to the SEC. All reports we file with or furnish to the SEC are also available free of charge via EDGAR through the SEC's website at *http://www.sec.gov*. The public may read and copy any materials filed by us with the SEC at the SEC's Public Reference Room, 100 F. Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Additional information relating to our businesses, including our operating segments, is set forth in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Corporate Governance Principles and Committee Charters. We previously adopted Corporate Governance Principles, which are available on the Corporate Governance section of our website at *www.harris.com/harris/cg/*. In addition, the charters of each of the committees of our Board, including the Audit Committee, Corporate Governance Committee and Management Development and Compensation Committee, are also available on the Corporate Governance section of our website. A copy of the charters is also available free of charge upon written request to our Corporate Secretary at Harris Corporation, 1025 West NASA Boulevard, Melbourne, Florida 32919.

Certifications. We have filed with the SEC the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to this Annual Report on Form 10-K. In addition, an annual CEO certification was submitted by our Chief Executive Officer to the New York Stock Exchange in 2005 in accordance with the NYSE's listing standards, which included a certification that he was not aware of any violation by Harris of the NYSE's corporate governance listing standards.

ITEM 1A. RISK FACTORS.

We have described many of the trends and other factors that could impact our business and future results in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, our business, operating results, cash flows and financial condition are subject to various risks and uncertainties, including, without limitation, those set forth below, any one of which could cause our actual results to vary materially from recent results or our anticipated future results.

We participate in markets that are often subject to uncertain economic conditions, which makes it difficult to estimate growth in our markets and, as a result, future income and expenditures.

We participate in markets that are subject to uncertain economic conditions. As a result, it is difficult to estimate the level of growth in some of the markets in which we participate. Because all components of our budgeting and forecasting are dependent upon estimates of growth in the markets we serve, the uncertainty renders estimates of future income and expenditures even more difficult than usual. As a result, we may make significant investments and expenditures but never realize the anticipated benefits, which could adversely affect our results of operations. The future direction of the overall domestic and global economies also will have a significant impact on our overall performance.

We depend on the U.S. Government for a significant portion of our revenue, and the loss of this relationship or a shift in U.S. Government funding could have adverse consequences on our future business.

We are highly dependent on sales to the U.S. Government. Approximately 66 percent of our net revenue in each of fiscal 2006, 2005 and 2004 was derived from sales to the U.S. Government. Therefore, any significant disruption or deterioration of our relationship with the U.S. Government could significantly reduce our revenue. Our U.S. Government programs must compete with programs managed by other government contractors for a limited number of programs and for uncertain levels of funding. Our competitors continuously engage in efforts to expand their business relationships with the U.S. Government and will continue these efforts in the future. The U.S. Government may choose to use other contractors for its limited number of programs. In addition, the funding of defense programs also competes with non-defense spending of the U.S. Government. Budget decisions made by the U.S. Government are outside of our control and have long-term consequences for our business. A shift in U.S. Government spending to other programs in which we are not involved, or a reduction in U.S. Government spending generally, could have material adverse consequences for our business.

We depend significantly on our U.S. Government contracts, which often are only partially funded, subject to immediate termination, and heavily regulated and audited. The termination or failure to fund one or more of these contracts could have an adverse impact on our business.

Over its lifetime, a U.S. Government program may be implemented by the award of many different individual contracts and subcontracts. The funding of U.S. Government programs is subject to Congressional appropriations. Although multi-year contracts may be planned or authorized in connection with major procurements, Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs often receive only partial funding initially, and additional funds are committed only as Congress makes further appropriations. The termination of funding for a U.S. Government program would result in a loss of anticipated future revenue attributable to that program, which could have an adverse impact on our operations. In addition, the termination of a program or the failure to commit additional funds to a program that already has been started could result in lost revenue and increase our overall costs of doing business.

Generally, U.S. Government contracts are subject to oversight audits by U.S. Government representatives. In addition, the contracts generally contain provisions permitting termination, in whole or in part, without prior notice at the U.S. Government's convenience upon the payment only for work done and commitments made at the time of termination. We can give no assurance that one or more of our U.S. Government contracts will not be terminated under these circumstances. Also, we can give no assurance that we would be able to procure new contracts to offset the revenue or backlog lost as a result of any termination of our U.S. Government contracts. Because a significant portion of our revenue is dependent on our performance and payment under our U.S. Government contracts, the loss of one or more large contracts could have a material adverse impact on our financial condition.

Our government business also is subject to specific procurement regulations and a variety of socioeconomic and other requirements. These requirements, although customary in U.S. Government contracts, increase our performance and compliance costs. These costs might increase in the future, thereby reducing our margins, which could have an adverse effect on our financial condition. Failure to comply with these regulations and requirements could lead to suspension or debarment from U.S. Government contracting or subcontracting for a period of time. Among the causes for debarment are violations of various statutes, including those related to procurement integrity, export control, U.S. Government security regulations, employment practices, protection of the environment, accuracy of records and the recording of costs and foreign corruption. The termination of a U.S. Government contract or relationship as a result of any of these acts would have an adverse impact on our operations and could have an adverse effect on our reputation and ability to procure other U.S. Government contracts in the future.

We enter into fixed-price contracts that could subject us to losses in the event of cost overruns.

We have a number of firm, fixed-price contracts. During fiscal 2006 and 2005, approximately 38 percent and 34 percent, respectively, of our total Government Communications Systems and RF Communications segments' revenue was from fixed-price contracts. These contracts allow us to benefit from cost savings, but they carry the burden of potential cost overruns since we assume all of the cost risk. If our initial estimates are incorrect, we can lose money on these contracts. U.S. Government contracts can expose us to potentially large losses because the U.S. Government can compel us to complete a project or, in certain circumstances, pay the entire cost of its replacement by another provider regardless of the size or foreseeability of any cost overruns that occur over the life of the contract. Because many of these projects involve new technologies and applications and can last for years, unforeseen events, such as technological difficulties, fluctuations in the price of raw materials, problems with other contractors and cost overruns, can result in the contractual price becoming less favorable or even unprofitable to us over time. Furthermore, if we do not meet project deadlines or specifications, we may need to renegotiate contracts on less favorable terms, be forced to pay penalties or liquidated damages or suffer major losses if the customer exercises its right to terminate. In addition, some of our contracts have provisions relating to cost controls and audit rights, and if we fail to meet the terms specified in those contracts we may not realize their full benefits. Our results of operations are dependent on our ability to maximize our earnings from our contracts. Lower earnings caused by cost overruns and cost controls would have an adverse impact on our financial results.

We derive a substantial portion of our revenue from international operations and are subject to the risks of doing business in foreign countries, including fluctuations in foreign currency exchange rates.

We are dependent on sales to customers outside the United States. In fiscal 2006, 2005 and 2004, revenue for products exported from the U.S. or manufactured abroad was 21 percent, 19 percent and 20 percent, respectively, of our total revenue. Approximately 44 percent of our international business in fiscal 2006 was transacted in local currency environments. Losses resulting from currency rate fluctuations can adversely affect our results. We expect that international revenue will continue to account for a significant portion of our total revenue. Also, a significant portion of our international revenue is in less-developed countries. We are subject to risks of doing business internationally, including:

- Currency exchange controls, fluctuations of currency and currency revaluations;
- The laws, regulations and policies of foreign governments relating to investments and operations, as well as U.S. laws affecting the activities of U.S. companies abroad;
- Changes in regulatory requirements, including imposition of tariffs or embargoes, export controls and other trade restrictions;
- Uncertainties and restrictions concerning the availability of funding, credit or guarantees;
- The complexity and necessity of using foreign dealers, distributors, sales representatives and consultants;
- The difficulty of managing an organization doing business in many countries;
- Import and export licensing requirements and regulations, as well as unforeseen changes in export regulations;
- Uncertainties as to local laws and enforcement of contract and intellectual property rights and occasional requirements for onerous contract clauses; and
- Rapid changes in government, economic and political policies, political or civil unrest, acts of terrorism or the threat of international boycotts or U.S. anti-boycott legislation.

While these factors and the impacts of these factors are difficult to predict, any one or more of them could adversely affect our business, financial condition and results of operations in the future.

Our future success will depend on our ability to develop new products that achieve market acceptance.

Both our commercial and defense businesses are characterized by rapidly changing technologies and evolving industry standards. Accordingly, our future performance depends on a number of factors, including our ability to:

- Identify emerging technological trends in our target markets;
- Develop and maintain competitive products;
- Enhance our products by adding innovative hardware, software or other features that differentiate our products from those of our competitors; and
- Manufacture and bring cost-effective products to market quickly.

We believe that, in order to remain competitive in the future, we will need to continue to develop new products, which will require the investment of significant financial resources in new product development. The need to make these expenditures could divert our attention and resources from other projects, and we cannot be sure that these expenditures ultimately will lead to the timely development of new products. Due to the design complexity of some of our products, we may experience delays in completing development and introducing new products in the future. Any delays could result in increased costs of development or redirect resources from other projects. In addition, we cannot provide assurances that the markets for our products will develop as we currently anticipate. The failure of our products to gain market acceptance could significantly reduce our revenue and harm our business. Furthermore, we cannot be sure that our competitors will not develop competing products that gain market acceptance in advance of our products or that our competitors will not develop new products that cause our existing products to become obsolete. If we fail in our new product development efforts or our products fail to achieve market acceptance more rapidly than those of our competitors, our revenue will decline and our business, financial condition and results of operations will be adversely affected.

We cannot predict the consequences of future geo-political events, but they may affect adversely the markets in which we operate, our ability to insure against risks, our operations or our profitability.

The terrorist attacks in the United States on September 11, 2001, the subsequent U.S.-led military response, current conflicts in the Middle East and the potential for future terrorist activities and other recent geo-political events have created economic and political uncertainties that could have a material adverse effect on our business and the prices of our securities. These matters have caused uncertainty in the world's financial and insurance markets and may increase significantly the political, economic and social instability in the geographic areas in which we operate. These matters also have caused the premiums charged for our insurance coverages to increase and may cause some coverages to be unavailable altogether. While our government businesses have benefited from homeland defense initiatives and the war on terror, these developments may affect adversely our business and profitability and the prices of our securities in ways that we cannot predict at this time.

We have made, and may continue to make, strategic acquisitions that involve significant risks and uncertainties.

We have made, and we may continue to make, strategic acquisitions that involve significant risks and uncertainties. These risks and uncertainties include:

- Difficulty in integrating newly acquired businesses and operations in an efficient and cost-effective manner and the risk that we encounter significant unanticipated costs or other problems associated with integration;
- Challenges in achieving strategic objectives, cost savings and other benefits expected from acquisitions;
- Risk that our markets do not evolve as anticipated and that the technologies acquired do not prove to be those needed to be successful in those markets;
- Risk that we assume significant liabilities that exceed the limitations of any applicable indemnification provisions or the financial resources of any indemnifying parties;
- Potential loss of key employees of the acquired businesses; and
- Risk of diverting the attention of senior management from our existing operations.

The inability of our subcontractors to perform, or our key suppliers to timely deliver our components or products, could cause our products to be produced in an untimely or unsatisfactory manner.

On many of our contracts, we engage subcontractors. In addition, there are certain parts or components which we source from other manufacturers or vendors. Some of our suppliers, from time to time, experience financial and operational difficulties, which may impact their ability to supply the materials, components and subsystems that we require. Any inability to develop alternative sources of supply on a cost-effective basis could materially impair our ability to manufacture and deliver our products to customers in a timely manner. We can give no assurances that we will be free from material supply problems or component or subsystems problems in the future. Also, our subcontractors and other suppliers may not be able to maintain the quality of the materials, components and subsystems they supply, which might result in greater product returns and could harm our business, financial condition and results of operations.

Third parties have claimed in the past and may claim in the future that we are infringing upon their intellectual property rights, and third parties may infringe upon our intellectual property rights.

Many of the markets we serve are characterized by vigorous protection and pursuit of intellectual property rights, which often has resulted in protracted and expensive litigation. Third parties have claimed in the past and may claim in the future that we are infringing their intellectual property rights, and we may be found to be infringing or to have infringed those intellectual property rights. Claims of intellectual property infringement might also require us to enter into costly royalty or license agreements. Moreover, we may not be able to obtain royalty or license agreements on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against development and sale of certain of our products. Our success depends in large part on our proprietary technology. We rely on a combination of patents, copyrights, trademarks, trade secrets, know-how, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. If we fail to successfully protect and enforce our intellectual property rights, our competitive position could suffer. Our pending patent and trademark registration applications may not be allowed, or competitors may challenge the validity or scope of these patents or trademark registrations. In addition, our patents may not provide us a significant competitive advantage. We may be required to spend significant resources to monitor and police our intellectual property rights. We may not be able to detect infringement and our competitive position may be harmed before we do so. In addition, competitors may design around our technology or develop competing technologies.

The outcome of litigation or arbitration in which we are involved is unpredictable and an adverse decision in any such matter could have a material adverse affect on our financial position and results of operations.

We are defendants in a number of litigation matters and are involved in a number of arbitrations. These actions may divert financial and management resources that would otherwise be used to benefit our operations. No assurances can be given that the results of these or new matters will be favorable to us. An adverse resolution of lawsuits or arbitrations could have a material adverse affect on our financial condition.

We are subject to customer credit risk.

We sometimes provide medium-term and long-term customer financing. Customer financing arrangements may include all or a portion of the purchase price for our products and services, as well as working capital. We also may assist customers in obtaining financing from banks and other sources on a recourse or non-recourse basis. While we generally have been able to place a portion of our customer financings with third-party lenders, or to otherwise insure a portion of this risk, a portion of these financings is provided directly by us. There can be higher risks associated with some of these financings, particularly when provided to start-up operations such as local network providers, to customers in developing countries or to customers in specific financing-intensive areas of the telecommunications industry. If customers fail to meet their obligations, losses could be incurred and such losses could have an adverse effect on us. Our losses could be much greater if it becomes more difficult to place or insure against these risks with third parties.

The fair values of our portfolio of passive investments are subject to significant price volatility or erosion.

We have investments in securities of privately-held companies, many of which still can be considered in the start-up or developmental stages. These investments are illiquid and are inherently risky as the markets for the technologies or products they have under development are typically in the early stages and may never materialize. We could lose our entire investment in these companies.

Developing new technologies entails significant risks and uncertainties.

We are exposed to liabilities that are unique to the products and services we provide. A significant portion of our business relates to designing, developing and manufacturing advanced defense and technology systems and products. New technologies associated with these systems and products may be untested or unproven. Components of certain of the defense systems and products we develop are inherently dangerous. Failures of satellites, missile systems, air-traffic control systems, homeland security applications and aircraft have the potential to cause loss of life and extensive property damage. In most circumstances, we may receive indemnification from the U.S. Government. While we maintain insurance for certain risks, the amount of our insurance coverage may not be adequate to cover all claims or liabilities, and we may be forced to bear substantial costs from an accident or incident. It also is not possible to obtain insurance to protect against all operational risks and liabilities. Substantial claims resulting from an incident in excess of U.S. Government indemnity and our insurance coverage could harm our financial condition and operating results. Moreover, any accident or incident for which we are liable, even if fully insured, could negatively affect our reputation among our customers and the public, thereby making it more difficult for us to compete effectively, and could significantly impact the cost and availability of adequate insurance in the future.

We have significant operations in Florida that could be impacted in the event of a hurricane and operations in California that could be impacted in the event of an earthquake.

Our corporate headquarters and significant operations of our Government Communications Systems segment are located in Florida. In addition, our Broadcast Communications and Microwave Communications segments have locations near major earthquake fault lines in California. In the event of a major hurricane, earthquake or other natural disaster we could experience business interruptions, destruction of facilities and/or loss of life, all of which could materially adversely affect our business.

Changes in our effective tax rate may have an adverse effect on our results of operations.

Our future effective tax rates may be adversely affected by a number of factors including:

- The jurisdiction in which profits are determined to be earned and taxed;
- Adjustments to estimated taxes upon finalization of various tax returns;
- Increases in expenses not deductible for tax purposes, including write-offs of acquired in-process research and development and impairment of goodwill in connection with acquisitions;
- Changes in available tax credits;
- Changes in share-based compensation expense;
- Changes in the valuation of our deferred tax assets and liabilities;
- Changes in tax laws or the interpretation of such tax laws; and
- The resolution of issues arising from tax audits with various tax authorities.

Any significant increase in our future effective tax rates could adversely impact net income for future periods.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

Our principal executive offices are located at owned facilities in Melbourne, Florida. As of June 30, 2006, we operated approximately 122 facilities in the United States, Canada, Europe, Central and South America and Asia, consisting of about 6.2 million square feet of manufacturing, administrative, research and development, warehousing, engineering and office space, of which approximately 4.3 million square feet are owned and approximately 1.9 million square feet are leased. There are no material encumbrances on any of our facilities. Our leased facilities are for the most part occupied under leases for terms ranging from one month to 9 years, a majority of which can be terminated or renewed at no longer than five-year intervals at our option. As of June 30, 2006, the locations and approximate floor space of our principal offices and facilities in productive use were as follows:

Location	Major Activities	Approximate Sq. Ft. Total Owned	Approximate Sq. Ft. Total Leased
Government Communications Systems:			
• Palm Bay, Florida	Office	1,819,335	143,788
• Melbourne, Florida	Office	605,067	86,096
• Malabar, Florida	Office/Manufacturing	299,081	—
• Chantilly, Virginia	Office	—	85,856
• Annapolis Junction, Maryland	Office	—	71,212
• Alexandria, Virginia	Office	—	68,637
• Falls Church, Virginia	Office	—	58,981
• Bellevue, Nebraska	Office	—	54,847
• Herndon, Virginia	Office	—	44,585
• Colorado Springs, Colorado	Office	—	38,284
• Calgary, Canada	Office	—	25,598
• Largo, Maryland	Office	—	25,000
• Sterling, Virginia	Office	—	20,917
• Long Beach, California	Office	—	14,456
• 11 other locations	Office	—	30,972
		2,723,483	769,229
RF Communications:			
• Rochester, New York	Office/Manufacturing	630,142	228,012
• Columbia, Maryland	Office	—	22,790
• Winnersh, United Kingdom	Office	—	20,806
• Four other locations	Office	—	9,030
		630,142	280,638
Microwave Communications:			
• San Antonio, Texas	Office/Manufacturing	130,000	—
• Montreal, Canada	Office/Manufacturing	—	113,846
• Durham, North Carolina	Office	—	60,033
• Melbourne, Florida	Office	29,270	—
• Shenzhen, China	Office/Manufacturing	—	27,706
• Redwood Shores, California	Office/Manufacturing	—	25,000
• Chatenay-Malabry, France	Office	—	12,379
• 17 other locations	Office	—	26,546
		159,270	265,510

Location	Major Activities	Approximate Sq. Ft. Total Owned	Approximate Sq. Ft. Total Leased
Broadcast Communications:			
• Quincy, Illinois	Office/Manufacturing	213,710	127,294
• Mason, Ohio	Office/Manufacturing	160,116	—
• Toronto, Ontario	Office/Manufacturing	75,000	—
• Pottstown, Pennsylvania	Office/Manufacturing	57,000	—
• Wien, Austria	Office/Manufacturing	—	60,375
• Chesapeake, Virginia	Office/Manufacturing	—	35,629
• Sunnyvale, California	Office	—	35,552
• Denver, Colorado	Office	—	35,274
• Los Angeles, California	Office	—	30,444
• Waterloo, Ontario	Office/Manufacturing	—	29,137
• Colorado Springs, Colorado	Office	—	27,060
• Mississauga, Ontario	Office/Manufacturing	—	22,591
• East Bridgewater, New Jersey	Office/Manufacturing	—	20,375
• Burbank, California	Office/Manufacturing	—	19,368
• Thames Ditton, United Kingdom	Office	—	15,338
• 23 other locations	Office	—	115,624
		505,826	574,061
Corporate:			
• Melbourne, Florida	Office	325,279	—
• One other location	Office	—	4,000
		325,279	4,000
		4,344,000	1,893,438

In the opinion of management, our facilities, whether owned or leased, are suitable and adequate for their intended purposes and have capacities adequate for current and projected needs. While we have some unused or under-utilized facilities, they are not considered significant. We continuously review our anticipated requirements for facilities and will, from time to time, acquire additional facilities, expand existing facilities, and dispose of existing facilities or parts thereof, as management deems necessary. For more information about our lease obligations, see *Note 19: Lease Commitments* in the Notes. Our facilities and other properties are generally maintained in good operating condition.

ITEM 3. LEGAL PROCEEDINGS.

General. From time to time, as a normal incident of the nature and kind of businesses in which we are engaged, various claims or charges are asserted and litigation commenced against us arising from or related to: product liability; personal injury; patents, trademarks, trade secrets or other intellectual property; labor and employee disputes; commercial or contractual disputes; the sale or use of products containing asbestos or other restricted materials; breach of warranty; or environmental matters. Claimed amounts may be substantial but may not bear any reasonable relationship to the merits of the claim or the extent of any real risk of court or arbitral awards. We have recorded accruals for losses related to those matters that we consider to be probable and that can be reasonably estimated. Gain contingencies, if any, are recognized when they are realized and legal costs are generally expensed when incurred. While it is not feasible to predict the outcome of these matters with certainty, and some lawsuits, claims or proceedings may be disposed of or decided unfavorably to us, based upon available information, in the opinion of management, settlements and final judgments, if any, which are considered probable of being rendered against us in litigation or arbitration in existence at June 30, 2006 are reserved against, covered by insurance or would not have a material adverse effect on our financial position, results of operations or cash flows.

U.S. Government Business. U.S. Government contractors, such as us, engaged in supplying goods and services to the U.S. Government and its various agencies, depend on Congressional appropriations and administrative allotment of funds and may be affected by changes in U.S. Government policies. U.S. Government contracts typically involve long lead times for design and development, are subject to significant changes in contract scheduling and may be unilaterally modified or cancelled by the U.S. Government. Often these contracts call for successful design and production of complex and technologically advanced products or systems. We may participate in supplying goods and services to the

U.S. Government as either a prime contractor or as a subcontractor to a prime contractor. Disputes may arise between the prime contractor and the U.S. Government and the prime contractor and its subcontractors and may result in litigation between the contracting parties.

Generally, U.S. Government contracts are subject to procurement laws and regulations, including the Federal Acquisition Regulation ("FAR"), which outline uniform policies and procedures for acquiring goods and services by the U.S. Government, and specific acquisition regulations that implement or supplement the FAR, such as the Defense Federal Acquisition Regulations. As a U.S. Government contractor, our contract costs are audited and reviewed on a continual basis by the Defense Contract Audit Agency. In addition to these routine audits, from time to time, we may, either individually or in conjunction with other U.S. Government contractors, be the subject of audits and investigations by other agencies of the U.S. Government. These audits and investigations are conducted to determine if our performance and administration of our U.S. Government contracts are compliant with applicable contractual requirements and procurement and other applicable Federal statutes and regulations. These investigations may be conducted without our knowledge. We are unable to predict the outcome of such investigations or to estimate the amounts of resulting claims or other actions that could be instituted against us, our officers or employees. Under present U.S. Government procurement regulations, if indicted or adjudged in violation of procurement or other Federal civil laws, a contractor, such as us, or one or more of our operating divisions or subdivisions, could be subject to fines, penalties, repayments, or compensatory or treble damages. U.S. Government regulations also provide that certain findings against a contractor may lead to suspension or debarment from eligibility for awards of new U.S. Government contracts for up to three years. In addition, a U.S. Government contractor's export privileges could be suspended or revoked. Suspension or debarment could have a material adverse effect on us because of our reliance on U.S. Government contracts.

International. As an international company, we are, from time to time, the subject of investigations relating to our international operations, including under the U.S. Foreign Corrupt Practices Act and similar U.S. and international laws.

Environmental. We are subject to numerous Federal, state and foreign environmental laws and regulatory requirements and are involved from time to time in investigations or litigation of various potential environmental issues concerning activities at our facilities or former facilities or remediation as a result of past activities. From time to time, we receive notices from the U.S. Environmental Protection Agency or equivalent state or foreign environmental agencies that we are a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act (commonly known as the "Superfund Act") and/or equivalent laws. Such notices assert potential liability for cleanup costs at various sites, which include sites owned by us, sites we previously owned and treatment or disposal sites not owned by us, allegedly containing hazardous substances attributable to us from past operations. We own, previously owned or have been named as a potentially responsible party at 16 such sites, excluding sites as to which our records disclose no involvement or as to which our liability has been finally determined. While it is not feasible to predict the outcome of many of these proceedings, in the opinion of our management, any payments we may be required to make as a result of such claims in existence at June 30, 2006 will not have a material adverse effect on our financial condition or our business taken as a whole. Additional information regarding environmental matters is set forth in *Note 1: Significant Accounting Policies* in the Notes, which Note is incorporated herein by reference.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted by us to a vote of our security holders during the fourth quarter of fiscal 2006.

EXECUTIVE OFFICERS OF THE REGISTRANT

The name, age, position held with us, and principal occupation and employment during at least the past 5 years for each of our executive officers as of August 26, 2006, are as follows:

Name and Age	Position Currently Held and Past Business Experience
Howard L. Lance, 50	Chairman of the Board, President and Chief Executive Officer since June 2003. President and Chief Executive Officer since January 2003. Formerly President of NCR Corporation and Chief Operating Officer of its Retail and Financial Group from July 2001 to October 2002. Prior to July 2001, Mr. Lance served for 17 years with Emerson Electric Company, where he held increasingly senior management positions with different divisions of the company, and was named Executive Vice President for Emerson's Electronics and Telecommunications businesses in 1999.
Robert K. Henry, 59	Executive Vice President since July 2006. Senior Vice President from March 2003 to July 2006. President — Government Communications Systems Division since July 1999. Vice President — General Manager of the Communications Systems Division of the Electronic Systems Sector from 1997 to 1999. Formerly with Sanders, a Lockheed Martin company from 1995 to 1997, in various capacities of increasing responsibility, including: Vice President of Engineering and Vice President — General Manager Information Systems. Technical Operations Director, Martin Marietta, from 1993 to 1995. Business Interface South Manager, GE Aerospace, from 1990 to 1993.
Gary L. McArthur, 46	Vice President and Chief Financial Officer since March 2006. Vice President — Finance and Treasurer from January 2005 to March 2006. Vice President — Corporate Development from January 2001 to January 2005. Director — Corporate Development from March 1997 to December 2000. Formerly, Chief Financial Officer of 3D/EYE Inc. from 1996 to 1997. Executive Director — Mexico, Nextel from 1995 to 1996. Director — Mergers and Acquisitions, Nextel from 1993 to 1995. Prior to 1993, Mr. McArthur held various positions with Lehman Brothers, Inc., Cellcom Corp. and Deloitte & Touche.
R. Kent Buchanan, 54	Vice President — Corporate Technology and Development since February 2005. Formerly with Motorola, Inc. from 1989 to 2005 in various capacities, including: Senior Director of Growth Platforms; Vice President and General Manager — Global eBusiness; Vice President — General Manager — Radio Products Division; and Vice President — General Manager — Accessories and Aftermarket Products Division. Prior to 1989, Mr. Buchanan held positions with General Electric and General Instrument Corporation.
Guy M. Campbell, 59	President — Microwave Communications Division since September 2003. Formerly with Sarnoff Corporation as Vice President, Commercial Systems in 2002, and with Andrew Corporation as Chief Executive Officer and President from 2000 to 2001 and Group President in 1999. Prior to 1999, Mr. Campbell served for 25 years with Ericsson, Inc.
Eugene S. Cavallucci, 59 ..	Vice President — General Counsel since October 2004. Vice President — Counsel, Government Operations and Director of Business Conduct from July 1999 to October 2004. Vice President — Sector Counsel from August 1992 to June 1999. Mr. Cavallucci joined Harris in 1990.
Pamela A. Padgett, 50	Vice President — Investor Relations and Corporation Communications since January 2006. Vice President — Investor Relations from December 1996 to December 2005. Formerly, Vice-President — Mergers/Acquisitions of MC Financial Services, Ltd from 1990 to 1996.
Daniel R. Pearson, 54	Group President — Defense Communications since July 2006. President — Department of Defense Programs, Government Communications Systems Division from November 2003 to July 2006. President — Network Support Division from June 2000 to November 2003. Mr. Pearson joined Harris in 1977.

Name and Age	Position Currently Held and Past Business Experience
Lewis A. Schwartz, 43	Principal Accounting Officer since October 2005. Assistant Controller from October 2003 to October 2005. Director, Corporate Accounting from August 1999 to October 2003. Mr. Schwartz joined Harris in 1992. Formerly, Mr. Schwartz was with Ernst & Young LLP from 1986 to 1992.
Jeffrey S. Shuman, 51	Vice President — Human Resources and Corporate Relations since August 2005. Formerly with Northrop Grumman as Vice President of Human Resources and Administration, Information Technology Sector from March 2001 to August 2005; Senior Vice President of Human Resources Information Systems Group, Litton Inc. from September 1999 to March 2001; Technical Services Corp. Honeywell International/Allied Signal Corporation as Vice President — Human Resources from February 1997 to September 1999 and Director, Human Resources Allied Signal from January 1995 to February 1997; and Management Recruiters International of Orange County as President from 1994 to 1995. Prior to 1994 Mr. Shuman held various positions with Avon Products, Inc.
Timothy E. Thorsteinson, 52	President — Broadcast Communications Division since July 2006 and President and Chief Executive Officer of Leitch Technology Corporation, since November 2003. Formerly with Thomson Broadcast & Media Solutions as Vice President Product Business Units from March 2002 to November 2003 and with Grass Valley Group as Chief Executive Officer and Chief Operating Officer from 1999 to 2002. Mr. Thorsteinson was with Tektronix, Inc. from 1991 to 1999, in various capacities of increasing responsibility, including President of the Video and Networking Division and President of the Pacific Operation.
Jeremy C. Wensinger, 43 ..	Group President — Integrated Systems and Services — Government Communications Systems Division since July 2006. President — Broadcast Communications Division from May 2004 to June 2006. Vice President and General Manager of Harris Technical Services Corporation from June 2003 to May 2004. Vice President of Harris Technical Services Corporation from July 1999 to June 2003. Mr. Wensinger joined Harris in 1989.

There is no family relationship between any of our executive officers or directors, and there are no arrangements or understandings between any of our executive officers or directors and any other person pursuant to which any of them was appointed or elected as an officer or director, other than arrangements or understandings with our directors or officers acting solely in their capacities as such. All of our executive officers are elected annually and serve at the pleasure of our Board of Directors.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information and Price Range of Common Stock

Our common stock, par value $1.00 per share, is listed and primarily traded on the New York Stock Exchange, Inc. ("NYSE"), under the ticker symbol "HRS." According to the records of our transfer agent, as of August 18, 2006, there were approximately 7,124 holders of record of our common stock. On February 25, 2005 our Board of Directors approved a two-for-one stock split of our common stock. The stock split was effected in the form of a 100 percent stock dividend distributed on March 30, 2005 to shareholders of record on March 14, 2005. All share and per share amounts and information presented in this Annual Report on Form 10-K have been retroactively restated to reflect the effect of this stock split for all periods presented. The high and low sales prices of our common stock as reported on the NYSE composite transactions reporting system and the dividends paid on our common stock for each quarterly period in our last two fiscal years are reported below:

	High	Low	Cash Dividends
Fiscal 2006			
First Quarter	$42.48	$30.91	$0.08
Second Quarter...	$45.78	$36.72	0.08
Third Quarter	$49.78	$42.17	0.08
Fourth Quarter ...	$48.85	$37.69	0.08
			$0.32

	High	Low	Cash Dividends
Fiscal 2005			
First Quarter	$28.07	$21.60	$0.06
Second Quarter...	$34.57	$27.99	0.06
Third Quarter	$35.00	$26.94	0.06
Fourth Quarter ...	$33.52	$27.25	0.06
			$0.24

On August 18, 2006, the last sale price of our common stock as reported in the NYSE composite transactions reporting system was $45.45 per share.

Dividends

The dividends paid on our common stock for each quarter in our last two fiscal years are set forth in the tables above. On August 26, 2006, our Board of Directors increased our annual dividend rate from $0.32 per share to $0.44 per share and declared a quarterly cash dividend of $0.11 per share, which will be paid on September 15, 2006 to holders of record on September 6, 2006. Our annual common stock dividend rate, on a post-stock split basis, was $0.32, $0.24, and $0.20 per share in fiscal 2006, 2005 and 2004, respectively. Quarterly cash dividends are typically paid in March, June, September and December. We have paid cash dividends every year since 1941, and we currently expect that cash dividends will continue to be paid in the near future, but we can give no assurance. The declaration of dividends and the amount thereof will depend on a number of factors, including our financial condition, capital requirements, results of operations, future business prospects and other factors that our Board of Directors may deem relevant.

Sales of Unregistered Securities

During fiscal 2006, we did not issue or sell any unregistered securities.

Issuer Repurchases of Equity Securities

During fiscal 2006, we repurchased 1,050,000 shares of our common stock at an average price per share of $42.71. During fiscal 2005, we repurchased 1,874,000 shares of our common stock at an average price per share of $30.10. We currently expect that we will repurchase shares of our common stock to offset the dilutive effect of shares issued under our stock incentive plans. However, the level of repurchases also depends on a number of factors, including our financial condition, capital requirements, results of operations, future business prospects and other factors that our Board of Directors may deem relevant. Shares repurchased by us are cancelled and retired.

The following table sets forth information with respect to repurchases by us of our common stock during the fiscal quarter ended June 30, 2006:

Period*	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs (1)	Maximum number of shares that may yet be purchased under the plans or programs (1)
Month No. 1				
(April 1, 2006 — April 28, 2006)				
Repurchase programs(1)	None	n/a	None	4,201,000
Employee transactions(2)	5,300	$45.86	n/a	n/a
Month No. 2				
(April 29, 2006 — May 26, 2006)				
Repurchase programs(1)	685,000	$41.85	685,000	3,516,000
Employee transactions(2)	8,688	$46.79	n/a	n/a
Month No. 3				
(May 27, 2006 — June 30, 2006)				
Repurchase programs(1)	None	n/a	None	3,516,000
Employee transactions(2)	4,000	$41.51	n/a	n/a
Total	702,988	$41.94	685,000	3,516,000

* Periods represent our fiscal months.

(1) On April 27, 2004, we announced that our Board of Directors approved a share repurchase program that authorizes us to repurchase, on a post-stock split basis, up to 6 million shares of our common stock through open-market transactions, or in negotiated block transactions. This program does not have an expiration date. The maximum number of shares that may yet be purchased under our currently authorized repurchase program as of June 30, 2006 is 3,516,000. All repurchases made in the quarter ended June 30, 2006 under this program were made in open-market transactions. As a matter of policy, we do not repurchase shares during the period beginning on the 15th day of the third month of a fiscal quarter and ending two days following the public release of earnings and financial results for such fiscal quarter.

(2) Represents a combination of (a) shares of our common stock delivered to us in satisfaction of the exercise price and/or tax withholding obligation by holders of employee stock options who exercised stock options, (b) shares of our common stock delivered to us in satisfaction of the tax withholding obligation of holders of performance shares or restricted shares which vested during the quarter,

(c) performance or restricted shares returned to us upon retirement or termination of employment or (d) shares of our common stock purchased by the trustee of the Harris Corporation Master Rabbi Trust to fund obligations under our deferred compensation plans. Our equity incentive plans provide that the value of shares delivered to us to pay the exercise price of options or withheld to cover tax obligations shall be the closing price of our common stock on the date the relevant transaction occurs.

See *Note 15: Stock Options and Share-Based Compensation* in the Notes for a general description of our stock and equity incentive plans.

ITEM 6. SELECTED FINANCIAL DATA.

The following table summarizes our selected historical financial information for each of the last five fiscal years. All amounts presented have been restated on a continuing operations basis. Discontinued operations are more fully discussed in *Note 2: Discontinued Operations* in the Notes. The selected financial information shown below has been derived from our audited consolidated financial statements, which for data presented for fiscal years 2006 and 2005 are included elsewhere in this Annual Report on Form 10-K. This table should be read in conjunction with our other financial information, including "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes, included elsewhere in this Annual Report on Form 10-K.

	Fiscal Years Ended				
	2006(1)	2005(2)	2004(3)	2003(4)	2002(5)
	(In millions, except per share amounts)				
Revenue from product sales and services	$3,474.8	$3,000.6	$2,518.6	$2,060.6	$1,835.8
Cost of product sales and services	2,372.7	2,176.8	1,888.3	1,543.2	1,353.4
Interest expense	36.5	24.0	24.5	24.9	26.7
Income from continuing operations before income taxes	380.8	298.4	180.0	108.2	131.7
Income taxes	142.9	96.2	54.3	37.9	44.7
Income from continuing operations	237.9	202.2	125.7	70.3	87.0
Discontinued operations net of income taxes	—	—	7.1	(10.8)	(4.4)
Net income	237.9	202.2	132.8	59.5	82.6
Average shares outstanding (diluted)	141.6	141.3	140.3	138.0	132.7
Per share data (diluted):					
Income from continuing operations	1.71	1.46	.92	.53	.66
Discontinued operations	—	—	.05	(.08)	(.04)
Net income	1.71	1.46	.97	.45	.62
Cash dividends	.32	.24	.20	.16	.10
Net working capital	676.3	725.2	994.9	847.1	694.8
Net property, plant and equipment	365.3	307.8	283.3	281.6	262.1
Long-term debt	699.5	401.4	401.4	401.6	283.0
Total assets	3,142.3	2,457.4	2,225.8	2,075.3	1,855.4
Shareholders' equity	1,662.1	1,439.1	1,278.8	1,183.2	1,149.9
Book value per share	12.51	10.83	9.64	8.91	8.67

(1) Results for fiscal 2006 include: a $36.5 million after-tax ($.26 per diluted share) charge related to inventory write-downs and other charges associated with product discontinuances and the shutdown of manufacturing activities in our Microwave Communications segment's Montreal, Canada plant; a $10.2 million after-tax ($.07 per diluted share) charge related to a write-off of in-process research and development costs, lower margins being recognized subsequent to our acquisition due to a step up in inventory recorded as of the acquisition date and other costs associated with our acquisition of Leitch in our Broadcast Communications segment; a $20.0 million after-tax ($.14 per diluted share) charge associated with the continuing consolidation of manufacturing locations and cost-reduction initiatives in our Broadcast Communications segment; a $4.6 million after-tax ($.03 per diluted share) write-down of our passive investments due to other-than-temporary impairments; a $4.1 million after-tax ($.03 per diluted share) gain from the settlement of intellectual property infringement lawsuits; and a $5.4 million after-tax ($.04 per diluted share) charge related to our arbitration with Bourdex Telecommunications Limited ("Bourdex").

(2) Results for fiscal 2005 include: a $7.0 million after-tax ($.05 per diluted share) charge related to a write-off of in-process research and development costs and impairment losses on capitalized software development costs associated with our acquisition of Encoda; a $6.4 million after-tax ($.05 per diluted share) write-down of our passive investments due to other-than-temporary impairments; a $5.7 million after-tax ($.04 per diluted share) gain related to our execution of a patent cross-licensing agreement; and a $3.5 million after-tax ($.02 per diluted share) income tax benefit from the settlement of a tax audit.

(3) Results for fiscal 2004 include: an $8.1 million after-tax ($.06 per diluted share) charge related to cost-reduction actions taken in our Microwave Communications and Broadcast Communications segments; a $5.8 million after-tax ($.04 per diluted share) loss and a $4.4 million after-tax ($.03 per diluted share) gain in two unrelated patent infringement cases; a $3.4 million after-tax ($.02 per diluted share) write-down of our interest in Teltronics, Inc.; a $3.0 million after-tax ($.02 per diluted share) gain from the reversal of a previously established reserve for the consolidation of our Broadcast Communications segment's European operations; and a $3.3 million after-tax ($.02 per diluted share) income tax benefit from the settlement of a foreign tax audit.

(4) Results for fiscal 2003 include: a $12.2 million after-tax ($.09 per diluted share) gain on the sale of our minority interest in our LiveTV, LLC joint venture; a $5.6 million after-tax ($.04 per diluted share) write-down of inventory related to our exit from unprofitable products and the shutdown of our Brazilian manufacturing plant in our Microwave Communications segment; an $8.1 million after-tax ($.06 per diluted share) charge related to our disposal of assets remaining from our telecom switch business; and a $10.8 million after-tax ($.08 per diluted share) charge for cost-reduction measures taken in our Microwave Communications and Broadcast Communications segments as well as our corporate headquarters.

(5) Results for fiscal 2002 include: a $10.4 million after-tax ($.08 per diluted share) charge in our Microwave Communications segment related to cost-reduction actions taken in its international operations and collection losses related to the bankruptcy of a customer in Latin America; a $6.8 million after-tax ($.05 per diluted share) gain on the sale of our minority interest in our GE Harris Energy Control Systems, LLC joint venture; and a $6.6 million after-tax ($.05 per diluted share) write-down of our interest in Terion, Inc.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

OVERVIEW

The following Management's Discussion and Analysis ("MD&A") is intended to help the reader understand Harris. MD&A is provided as a supplement to, should be read in conjunction with, and is qualified in its entirety by reference to, our Consolidated Financial Statements and related Notes appearing elsewhere in this Annual Report on Form 10-K. Except for the historical information contained herein, the discussions in MD&A contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below in MD&A under "Forward-Looking Statements and Factors that May Affect Future Results."

The following is a list of the sections of MD&A, together with our perspective on the contents of these sections of MD&A, which we hope will make reading these pages more productive:

- ***Business Considerations*** — a general description of our businesses; the value drivers of our businesses and our strategy for achieving value; fiscal 2006 key indicators; and industry-wide opportunities, challenges and risks that are relevant to Harris in the government and defense, microwave communications and broadcast communications industries.
- ***Operations Review*** — an analysis of our consolidated results of operations and of the results in each of our four operating segments, to the extent the operating segment results are helpful to an understanding of our business as a whole, for the three years presented in our financial statements; in-process research and development; and discontinued operations.
- ***Liquidity, Capital Resources and Financial Strategies*** — an analysis of cash flows, common stock repurchases, dividend policy, capital structure and resources, contractual obligations, off-balance sheet arrangements, commercial commitments, financial risk management, impact of foreign exchange and impact of inflation.
- ***Critical Accounting Policies and Estimates*** — a discussion of accounting policies and estimates that require the most judgment and a discussion of accounting pronouncements that have been issued but not yet implemented by us and their potential impact.
- ***Forward-Looking Statements and Factors that May Affect Future Results*** — cautionary information about forward-looking statements and a description of certain risks and uncertainties that could cause our actual results to differ materially from our historical results or our current expectations or projections.

BUSINESS CONSIDERATIONS

General

We are an international communications and information technology company focused on providing assured communications products, systems and services for government and commercial customers. Our four segments serve markets for government communications, secure tactical radios, microwave communications and broadcast communications. Our company generates revenue, income and cash flows by developing, manufacturing and selling communications products and software as well as providing related services. We generally sell products and services directly to our customers, the largest of which is the U.S. Government and its prime contractors;

however, we utilize agents and distributors to sell some products and services, especially in international markets.

We operate in four business segments: (1) Government Communications Systems, (2) RF Communications, (3) Microwave Communications, and (4) Broadcast Communications. Financial information with respect to all of our other activities, including corporate costs not allocated to the business segments or discontinued operations, is reported as part of Headquarters Expense or Non-Operating Income (Loss).

Harris' mission statement is as follows: "Harris Corporation will be the best-in-class global provider of mission-critical assured communications systems and services to both government and commercial customers, combining advanced technology and application knowledge to offer a superior value proposition."

Value Drivers of Our Businesses and Our Strategy for Achieving Value

We are committed to our mission statement, and we believe that executing our mission statement creates value. Consistent with this commitment to effective execution, we currently focus on these key value drivers:

- Continue profitable revenue growth in all segments;
- Ongoing attention to operating efficiencies and cost reductions;
- Leverage corporate initiatives across business segments;
- Use strategic acquisitions to enhance and supplement our products and services portfolio and gain access to new markets; and
- Maintain an efficient capital structure.

Continuing profitable revenue growth in all segments: We plan to focus on continued profitable growth by implementing the following strategies in each segment:

Government Communications Systems: Build on successes in core markets such as avionics, data links, antennas, space-hardened electronics, communications networks, database and image processing, wireless products, and mission services; and continue emphasis on customer and program diversification to balance portfolio risk by leveraging capabilities into new Federal agencies with communications and information technology needs.

RF Communications: Leverage reputation and position as a leading provider of tactical radios in the areas of high-frequency ("HF"), multiband and cryptographic sub-systems; and expand market reach with the new Falcon® III product family.

Microwave Communications: Capitalize on our strength in the North American market by continuing to win opportunities with public telecommunications providers as well as Federal, state and other private network operators to meet increasing demand for capacity requirements and the demand for high-reliability, high-bandwidth networks that are more secure and better protected against natural and man-made disasters; increase our international revenue by offering new products and expanding regional sales channels to penetrate major regional mobile telecom operators; and continue to offer engineering and other professional services for network planning, systems architecture design and project management as a global competitive advantage.

Broadcast Communications: Offer the global media market a broad portfolio of hardware and software solutions to support every segment of the supply chain that brings digital audio, video and data to consumers; and continue to fund a robust offering of new products including video distribution and digital media products, HD Radio™ and other transmission equipment and software solutions.

Focusing on operating efficiencies and cost reductions: Our principal focus areas for operating efficiencies and cost management are: reducing procurement costs through an emphasis on coordinated supply chain management; reducing product costs through dedicated engineering resources focused on product design; improving manufacturing efficiencies across all segments; and optimizing facility utilization.

Leveraging corporate initiatives across business segments: One of our strengths is our ability to transfer technology among segments and focus our research and development projects in ways that benefit Harris as a whole. Another area of focus is cross-selling through division sales channels and joint pursuits by multiple divisions. Other corporate initiatives include joint international market channel development, such as shared distributors and coordinated "go-to-market" strategies.

Making strategic acquisitions: Another key value driver is effective capital allocation by following macro-economic market and technology trends and by making effective acquisitions and investments to build or complement the strengths in our base businesses. We believe acquisitions may also serve to balance and enhance our portfolio of businesses. Recently we have made several acquisitions in our Broadcast Communications segment including Encoda, Leitch, OSi and Aastra Digital Video. These acquisitions helped us expand our product and service portfolio so we can offer end-to-end content delivery, transport and asset management solutions to our customers.

Maintaining an efficient capital structure: Our capital structure is intended to optimize our cost of capital. We believe our strong capital position, access to key financial markets, ability to raise funds at a low effective cost and overall low cost of borrowing provide a competitive advantage. We had $293.9 million in cash, cash equivalents and short-term investments as of June 30, 2006 and had $334.2 million of cash flows provided by operating activities during fiscal 2006. Our cash is not restricted and can be used to invest in capital expenditures, make strategic acquisitions, repurchase our common stock or pay dividends to our shareholders.

Fiscal 2006 Key Indicators

We believe our value drivers, when implemented, will improve our key indicators such as: (1) net income and net income per diluted share; (2) revenue; (3) gross profit margin; (4) net income as a percentage of revenue; (5) operating cash flows; (6) return on average assets; and (7) return on average equity. The measure of our success is reflected in our results of operations and liquidity and capital resources key indicators:

Results of Operations Key Indicators: Net income, net income per diluted share, revenue, gross margin, and net income as a percentage of revenue represent key measurements of our value drivers:

- Net income increased 17.7 percent from $202.2 million in fiscal 2005 to $237.9 million in fiscal 2006;
- Net income per diluted share increased 17.1 percent from $1.46 in fiscal 2005 to $1.71 in fiscal 2006;
- Revenue increased 15.8 percent from $3.0 billion in fiscal 2005 to $3.5 billion in fiscal 2006;
- Gross margin (revenue from product sales and services less cost of product sales and services) increased from 27.5 percent of revenue in fiscal 2005 to 31.7 percent of revenue in fiscal 2006; and
- Net income as a percentage of revenue increased from 6.7 percent in fiscal 2005 to 6.8 percent in fiscal 2006.

Refer to MD&A heading "Operations Review" below for more information.

Liquidity and Capital Resources Key Indicators: Net cash provided by operating activities, return on average assets and return on average equity represent key measurements of our value drivers.

- In fiscal 2006, our net cash provided by operating activities decreased slightly from $338.8 million in fiscal 2005 to $334.2 million in fiscal 2006.
- We expect to generate more than $400 million of net cash from operating activities in fiscal 2007.
- Return on average assets (defined as net income divided by the two-point average of total assets at the beginning and ending of the fiscal year) decreased from 8.6 percent in fiscal 2005 to 8.5 percent in fiscal 2006.
- Return on average equity (defined as net income divided by the two-point average of shareholders' equity at the beginning and ending of the fiscal year) increased from 14.9 percent in fiscal 2005 to 15.3 percent in fiscal 2006.

Refer to MD&A heading "Liquidity, Capital Resources and Financial Strategies" below for more information.

Industry-Wide Opportunities, Challenges and Risks

Government and Defense Industry: The 2006 Quadrennial Defense Review ("QDR"), a Congressionally mandated review of U.S. military defense strategy, continued and accelerated the DoD's prior commitment to a transformation of the military to focus more on the needs of its combat commanders and to develop portfolios of joint capabilities. As a result, the U.S. Government remains committed to funding intelligence, information superiority, special operations and support. Requirements to upgrade and modernize communications capabilities and provide more secure, interoperable and reliable communications remain a funding priority. Another funding priority is the security of the U.S., which includes better communications interplay between law enforcement, civil government agencies, intelligence agencies and our military services. Funding for investments in secure tactical communications, information technology, information processing and additional communications assets and upgrades remains solid. Another priority of the U.S. Government is investments in productivity, cost reductions and outsourcing. As a result, programs that promote these initiatives are also expected to receive funding. International defense forces continue to drive toward communications upgrades and interoperability with the systems and equipment used by the U.S. Government.

Below is a table that outlines the national defense budget estimates for U.S. Government fiscal year ("GFY") 2007 to GFY 2011 from the Office of the Undersecretary of Defense (Comptroller):

($ billions)	GFY 2006	GFY 2007	% Incr/ (Decr)	GFY 2008	GFY 2009	GFY 2010	GFY 2011	2006 to 2011 Growth Rate
Procurement	$ 76.2	$ 84.2	10.5%	$ 99.8	$108.6	$111.7	$117.7	9.1%
RDT&E	71.0	73.2	3.1%	74.4	75.1	73.2	70.6	(0.1)%
Procurement and RDT&E combined	147.2	157.4	6.9%	174.2	183.7	184.9	188.3	5.0%
Other Categories	263.6	281.9	6.9%	288.2	298.2	307.1	314.0	3.6%
Total U.S. Department of Defense budget	$410.8	$439.3	6.9%	$462.4	$481.9	$492.0	$502.3	4.1%

The $439.3 billion DoD GFY 2007 budget request is approximately 7 percent above the DoD-enacted GFY 2006 budget of $410.8 billion, excluding supplemental appropriations. While the DoD's budget increase can be a positive indicator of growth for the defense industry, we believe that the level of growth and amount of budget ultimately allocated to the DoD procurement ("Procurement"), along with research, development, test and evaluation ("RDT&E") components of the DoD budget, are a better indicator of DoD spending. These accounts are applicable to defense contractors because they generally represent the amounts that are expended for military hardware and technology. We also believe that the federal budget deficit is putting pressure on spending in all agencies and the number of large new program starts has slowed.

While there is no assurance that the requested DoD budget increases will continue to be approved by Congress, the current outlook is one of increased DoD spending, which we believe will continue to positively affect our future orders, sales, income and cash flows. Conversely, a decline in the DoD budget would generally have a negative effect on future orders, sales, income and cash flows of defense contractors, including us, depending on the weapons platforms and programs affected by such budget reductions. In addition, increased emphasis on U.S. homeland security may increase demand for our capabilities in areas such as security systems, information security, crisis management, preparedness and prevention services, and civilian security operations.

Government markets other than the U.S. Department of Defense: We provide products and services to a number of U.S. Government agencies other than the DoD, including FAA, NRO, NGA, Census Bureau, Department of State, NSA, NOAA, and others. Although our lines of business addressing civil government needs are not dependent on defense budgets, they share many of the same risks as our defense businesses, as well as other risks unique to the particular programs. Recent trends continue to indicate an increase in demand by Federal and civil government agencies for upgrading and investing in new information technology systems and solutions.

We are subject to U.S. Government oversight. Therefore, the U.S. Government may investigate our business practices and audit our compliance with applicable rules and regulations. Depending on the results of those investigations and audits, the U.S. Government could make claims against us. Under U.S. Government procurement regulations and practices, an indictment or conviction of a government contractor could result in that contractor being fined and/or suspended from being able to bid on, or being awarded, new U.S. Government contracts for a period of time. Similar government oversight exists in most other countries where we conduct business. We are currently not aware of any compliance audits or investigations that could result in a significant impact to our financial condition, results of operations or cash flows.

While recent developments in the government and defense industry have had a positive impact on our Government Communications Systems and RF Communications segments, we remain subject to other risks associated with U.S. Government business, including technological uncertainties, dependence on annual appropriations and allotment of funds, extensive regulations and other risks, which are discussed under "Item 1A. Risk Factors" and under "Item 3. Legal Proceedings" in this Annual Report on Form 10-K.

Microwave Communications and Broadcast Communications Industry: Global economic growth rates continue at modest, but stable levels in the microwave and broadcast communications industries.

Global trends and developments in the microwave communications markets include:

- Continuing build-out of new networks in emerging markets to meet rapid subscriber growth;
- Increasing demand for microwave communications due to build-outs for third-generation ("3G") services rapidly increasing the number of cell sites;
- Increasing demand to support capacity needs for new triple-play services;
- Continuing fixed-line to mobile-line substitution;
- Private networks and public telecommunications operators building high-reliability, high-bandwidth networks that are more secure and better protected against natural and man-made disasters;
- Continuing global mobile operator consolidation; and
- The Federal Communications Commission ("FCC") mandated a 2 GHz relocation project designed to resolve a public safety interference problem. The project includes the relocation of 12 federal agencies and a significant amount of microwave radio content. The FCC has mandated that most television broadcasters, fixed link service users and others who operate within the 1990 — 2110 MHz spectrum band replace and/or upgrade their 2 GHz transmission facilities by September 7, 2007 to operate within the 2025 — 2110 MHz spectrum band. In exchange, the FCC will relinquish spectrum at 700 and 800 MHz and pay them cash.

Global trends and developments in the broadcast communications markets include:

- Transitioning from analog to digital media content and programming continues to reshape the broadcast markets with transitions to new digital technologies driving demand;
- Continuing consolidation in broadcast communications markets is creating large enterprises seeking suppliers with a broad portfolio of hardware and software solutions to support every segment of the supply chain;
- The FCC has mandated a digital television roll-out ("DTV"). All stations had until July 2006 to comply with full-power DTV transmission requirements. Congressional legislation requires the return of all analog frequencies from the broadcasters by February 17, 2009. The returned analog spectrum will be available for auction by the FCC for new commercial uses;
- Domestic radio broadcasters are taking steps to transition from analog to digital technology. There are approximately 13,500 radio stations in the United States and 2,500 of these stations have committed to convert to digital technology over the next few years; and
- Strongest communications market growth rates are expected in Eastern Europe, Central and South Asia, Africa and the Middle East. The worldwide transition to digital technologies is in various stages of implementation. Many international markets remain primarily analog replacement markets.

Our management believes that our experience and capabilities are well aligned with, and that we are positioned to capitalize on, the market trends noted above. While we believe that these developments generally will have a positive impact on us, we remain subject to general economic conditions that could adversely affect our customers. We also remain subject to other risks associated with these markets, including technological uncertainties, changes in the FCC's regulations for the roll-out of digital television, slow market adoption of digital radio or any of our new products and other risks which are discussed under "Forward-Looking Statements and Factors that May Affect Future Results" and "Item 1A. Risk Factors" in this Annual Report on Form 10-K.

OPERATIONS REVIEW

Revenue and Income From Continuing Operations

	2006	2005	2006/2005 Percent Increase/ (Decrease)	2004	2005/2004 Percent Increase/ (Decrease)
	(In millions, except per share amounts)				
Revenue	$3,474.8	$3,000.6	15.8%	$2,518.6	19.1%
Income from continuing operations	$ 237.9	$ 202.2	17.7%	$ 125.7	60.9%
% of revenue	*6.8%*	*6.7%*		*5.0%*	
Income from continuing operations per diluted common share	$ 1.71	$ 1.46	17.1%	$ .92	58.7%

Fiscal 2006 Compared With Fiscal 2005: Our revenue for fiscal 2006 was $3,474.8 million, an increase of 15.8 percent compared to fiscal 2005. Income from continuing operations for fiscal 2006 was $237.9 million, an increase of 17.7 percent compared to fiscal 2005 income from continuing operations of $202.2 million. Revenue increased in all four of our business segments and was led by the increase in our RF Communications segment, which increased 50.5 percent. Our Broadcast Communications segment's revenue increase was primarily due to the impact of the Leitch acquisition in the second quarter of fiscal 2006 and the Encoda acquisition in the second quarter of fiscal 2005.

Operating income in our RF Communications, Government Communications Systems and Broadcast Communications segments improved in fiscal 2006 when compared to fiscal 2005. Our RF Communications segment led this improvement with a 67.5 percent increase. Our Microwave Communications segment had a $19.6 million operating loss in fiscal 2006 that included the impact of $39.6 million in charges associated with product discontinuances and a shutdown of manufacturing activities in Montreal, Canada. Our Broadcast Communications segment operating income was adversely impacted by a $25.0 million charge related to cost-reduction actions in fiscal 2006 and the impact of $11.9 million of charges related to our Leitch acquisition. Headquarters expense increased in fiscal 2006 and included the impact of a $5.4 million charge associated with a decision we received in our arbitration with Bourdex.

Net interest expense increased due to our September 2005 issuance of $300 million aggregate principal amount of 5% notes due 2015. We had a non-operating loss of $1.2 million in fiscal 2006, compared to $6.3 million in fiscal 2005. Our income taxes as a percentage of income before taxes increased from 32.2 percent in fiscal 2005 to 37.5 percent in fiscal 2006, primarily due to a portion of the charges mentioned above being recorded in foreign jurisdictions where we have significant net operating losses and realization of the associated tax benefits is considered uncertain. See the "Discussion of Business Segments" portion below of this MD&A for further information.

Fiscal 2005 Compared With Fiscal 2004: Our revenue for fiscal 2005 was $3,000.6 million, an increase of 19.1 percent compared to fiscal 2004. Revenue increased in our Government Communications Systems, RF Communications and Broadcast Communications segments. Our Government Communications Systems and Broadcast Communications segments' revenue increases included the impact of the Orkand and Encoda acquisitions, respectively. Income from continuing operations for fiscal 2005 was $202.2 million, or $1.46 per diluted share, compared to $125.7 million, or $0.92 per diluted share, in fiscal 2004.

Operating income from all four of our segments improved in fiscal 2005 when compared to fiscal 2004. Our RF Communications and Government Communications Systems segments led this improvement with 40.0 percent and 32.6 percent increases, respectively. Our Microwave Communications segment generated operating income of $7.7 million in fiscal 2005 compared to an operating loss of $12.1 million in fiscal 2004. Our Broadcast Communications segment's operating income increased to $18.1 million in fiscal 2005 compared with $8.1 million in fiscal 2004, and its results for fiscal 2005 reflect the contribution from the Encoda acquisition, which included a $4.8 million impairment of capitalized software and a $3.8 million write-off of in-process research and development. These improvements in income were offset by an increase in headquarters expense and corporate eliminations in fiscal 2005 when compared to fiscal 2004. In fiscal 2005, we had a non-operating loss of $6.3 million compared to a non-operating loss of $11.0 million in fiscal 2004. See the "Discussion of Business Segments" portion below of this MD&A for further information.

Gross Margin

	2006	2005	2006/2005 Percent Increase/ (Decrease)	2004	2005/2004 Percent Increase/ (Decrease)
			(In millions)		
Revenue	$3,474.8	$3,000.6	15.8%	$2,518.6	19.1%
Cost of product sales and services	(2,372.7)	(2,176.8)	9.0%	(1,888.3)	15.3%
Gross margin	$1,102.1	$ 823.8	33.8%	$ 630.3	30.7%
% of revenue	*31.7%*	*27.5%*		*25.0%*	

Fiscal 2006 Compared With Fiscal 2005: Our gross margin (revenue less cost of product sales and services) as a percentage of revenue was 31.7 percent in fiscal 2006 compared to 27.5 percent in fiscal 2005. Gross margin as a percent of revenue increased in our Broadcast Communications, Government Communications Systems and RF Communications segments and decreased in our Microwave Communications segment. The fiscal 2006 gross margin was also positively impacted by a larger mix of sales coming from our higher-margin RF Communications segment's products in fiscal 2006 compared to fiscal 2005. Gross margins decreased in our Microwave Communications segment due to $35.0 million of inventory write-downs and other charges associated with product discontinuances and the shutdown of manufacturing activities in our Montreal, Canada plant. The gross margin increase in our Broadcast Communications segment includes the impact of our Leitch and Encoda acquisitions, which have higher gross margins as a percentage of revenue than many of our other operations. The gross margin in our Broadcast Communications segment was adversely impacted by $11.3 million of inventory write-downs associated with previously announced cost reduction actions, including the transfer of European manufacturing operations to the United States and outsourcing of other manufacturing activity and $2.7 million of lower margins being recognized subsequent to our acquisition of Leitch due to a step up in inventory recorded as of the acquisition date. See the "Discussion of Business Segments" discussion below of this MD&A for further information.

Fiscal 2005 Compared With Fiscal 2004: Our gross margin as a percentage of revenue was 27.5 percent in fiscal 2005 compared to 25.0 percent in fiscal 2004. Gross margin as a percent of revenue increased across all segments. The increase in gross margin in fiscal 2005 was significantly enhanced by additional software sales as a result of our acquisition of Encoda and margin leverage associated with higher sales volume in our RF Communications segment. These improvements in gross margin were partially offset by a $4.8 million write-off related to the impairment of capitalized software development costs associated with our acquisition of Encoda and a larger mix of revenue from our Government Communications Systems segment, which carries a lower gross margin than our other three business segments due to the high level of cost-reimbursable programs it performs for the U.S. Government. See the "Discussion of Business Segments" discussion below of this MD&A for further information.

Engineering, Selling and Administrative Expenses

	2006	2005	2006/2005 Percent Increase/ (Decrease)	2004	2005/2004 Percent Increase/ (Decrease)
			(In millions)		
Engineering, selling and administrative expenses	$695.4	$502.6	38.4%	$421.0	19.4%
% of revenue	*20.0%*	*16.7%*		*16.7%*	

Fiscal 2006 Compared With Fiscal 2005: Our engineering, selling and administrative expenses increased from $502.6 million in fiscal 2005 to $695.4 million in fiscal 2006. As a percentage of revenue, these expenses increased from 16.7 percent in fiscal 2005 to 20.0 percent in fiscal 2006. The increase in our engineering, selling, and administrative expenses in whole dollars, as well as a percentage of revenue, is primarily related to increased research and development costs associated with our RF Communications segment's Falcon® III radio development, our acquisitions of Leitch and Encoda, $13.7 million of charges related to cost-reduction actions in our Broadcast Communications segment and a $5.4 million charge in headquarters expense related to our arbitration with Bourdex. The Leitch and Encoda businesses typically have higher engineering, selling and administrative expenses as a percentage of revenue than other Harris businesses. See the "Discussion of Business Segments" discussion below of this MD&A for further information.

Overall company-sponsored research and product development costs, which are included in engineering, selling and administrative expenses, were $187.8 million in fiscal 2006, compared to $137.3 million in fiscal 2005. The increase was primarily due to increased spending on the development of our Falcon® III radio in our RF Communications segment and the acquisitions of Leitch and Encoda.

Customer-sponsored research and development, which does not impact engineering, selling and administrative expenses, was $626.0 million in fiscal 2006 compared to $733.0 million in fiscal 2005. Customer-sponsored research and development is included in our revenue and cost of product sales and services.

Fiscal 2005 Compared With Fiscal 2004: Our engineering, selling and administrative expenses increased from $421.0 million in fiscal 2004 to $502.6 million in fiscal 2005. As a percentage of revenue, these expenses were flat at 16.7 percent. The increase in our engineering, selling, and administrative expenses is primarily related to our acquisition of Encoda. This business typically has higher engineering, selling and administrative expenses than other Harris businesses. Fiscal 2005 engineering, selling and administrative expenses include a $3.8 million write-off of in-process research and development related to our acquisition of Encoda. Additionally, our Government Communications Systems and RF Communications segments had higher research and development costs in fiscal 2005 when compared to fiscal 2004. The rate of increase in our Government Communications Systems and RF Communications segments' revenue, however, outpaced the rate of increase in engineering, selling and administrative expenses. Corporate eliminations and headquarters expense, which are included in engineering, selling and administrative expenses, also increased by $9.2 million and $6.3 million, respectively. See the "Discussion of Business Segments" discussion below of this MD&A for further information.

Overall company-sponsored research and product development costs, which are included in engineering, selling and administrative expenses, were $137.3 million in fiscal 2005, compared to $111.3 million in fiscal 2004. The increase was primarily due to a relatively high level of spending on the development of our Falcon® III radio in our RF Communications segment and an increased level of independent research and development projects and bids and proposals in our Government Communications Systems segment.

Customer-sponsored research and development, which does not impact engineering, selling and administrative expenses, was $733.0 million in fiscal 2005 compared to $729.9 million in fiscal 2004. Customer-sponsored research and development is included in our revenue and cost of product sales and services.

Non-Operating Income (Loss)

	2006	2005	2006/2005 Percent Increase/ (Decrease)	2004	2005/2004 Percent Increase/ (Decrease)
			(In millions)		
Non-operating (loss)	$(1.2)	$(6.3)	(81.0)%	$(11.0)	(42.7)%

Fiscal 2006 Compared With Fiscal 2005: Our non-operating loss was $1.2 million for fiscal 2006, compared to a non-operating loss of $6.3 million for fiscal 2005. The fiscal 2006 decrease in the loss was primarily due to a $3.7 million loss recognized on the sale of securities in fiscal 2005. See *Note 21: Non-Operating Income (Loss)* in the Notes for further information.

We have an equity investment in Terion, Inc. ("Terion"), a privately-held company that provides wireless data communication and information solutions for mobile and remote business-to-business applications focusing on the transportation industry. The maximum exposure to loss we have with our ownership interest in Terion is $23.0 million.

During July 2006, Terion's largest customer, representing approximately 60,000 units of an installed base of approximately 110,000 units, informed Terion that it had signed a contract with another provider and would be moving its fleet off of Terion's system over the next two years. Terion and the customer are actively negotiating the terms of the wind down of their relationship after which Terion management will prepare an updated outlook and forecast. Though we do not currently have adequate information to calculate the potential impairment to our investment, we believe that the required write-down of our investment will be significant. Once the impairment amount is determined, we will record the impairment under the caption "Non-operating income (loss)" on the Consolidated Statement of Income. See *Note 9: Selected Investments* in the Notes for further information.

Fiscal 2005 Compared With Fiscal 2004: Our non-operating loss was $6.3 million for fiscal 2005, compared to a non-operating loss of $11.0 million for fiscal 2004. The decrease in non-operating loss was primarily due to an $8.5 million gain in fiscal 2005 from our execution of a patent cross-licensing agreement. See *Note 21: Non-Operating Income (Loss)* in the Notes for further information.

Interest Income and Interest Expense

	2006	2005	2006/2005 Percent Increase/ (Decrease)	2004	2005/2004 Percent Increase/ (Decrease)
			(In millions)		
Interest income	$ 11.8	$ 7.5	57.3%	$ 6.2	21.0%
Interest expense	(36.5)	(24.0)	52.1%	(24.5)	(2.0)%

Fiscal 2006 Compared With Fiscal 2005: Our interest income increased from $7.5 million in fiscal 2005 to $11.8 million in fiscal 2006 due to higher rates of interest earned on our cash and cash equivalents and short-term investments. Our interest expense increased from $24.0 million in fiscal 2005 to $36.5 million in fiscal 2006 as we issued $300 million in aggregate principal amount of 5% Notes due October 1, 2015 in the first quarter of fiscal 2006.

Fiscal 2005 Compared With Fiscal 2004: Our interest income increased from $6.2 million in fiscal 2004 to $7.5 million in fiscal 2005. Higher rates of interest earned on our cash and cash equivalents and short-term investments were partially offset by lower cash and short-term investment balances as a result of the acquisitions of Encoda and Orkand. Our interest expense decreased from $24.5 million in fiscal 2004 to $24.0 million in fiscal 2005 due to lower short-term debt balances.

Income Taxes

	2006	2005	2006/2005 Percent Increase/ (Decrease)	2004	2005/2004 Percent Increase/ (Decrease)
			(In millions)		
Income from continuing operations before income taxes	$380.8	$298.4	27.6%	$180.0	65.8%
Income taxes	142.9	96.2	48.5%	54.3	77.2%
% of income from continuing operations before income taxes	*37.5%*	*32.2%*		*30.2%*	

Fiscal 2006 Compared With Fiscal 2005: Our provision for income taxes as a percentage of income from continuing operations before income taxes increased from 32.2 percent in fiscal 2005 to 37.5 percent in fiscal 2006. The increase in the rate is primarily attributable to charges associated with inventory write-downs in our Microwave Communications segment, cost-reduction actions in our Broadcast Communications segment and a charge from our arbitration with Bourdex being recorded in foreign jurisdictions, where realization of the associated tax benefits are considered uncertain because we have significant operating losses in those jurisdictions. The remaining increase in the rate was mainly driven by the increase in our earnings and the fixed nature of tax credits and other benefits we received in both years related to export sales and a $3.5 million reduction in taxes in fiscal 2005 from the resolution of certain tax issues, for which liabilities had previously been established.

Fiscal 2005 Compared With Fiscal 2004: Our provision for income taxes as a percentage of income from continuing operations before income taxes was 32.2 percent in fiscal 2005 and 30.2 percent in fiscal 2004. The increase in the rate is primarily due to the settlement of a foreign tax audit in fiscal 2004 that resulted in an income tax benefit of $3.3 million. The fiscal 2005 rate, however, was also affected by a $3.5 million reduction in taxes from the resolution of certain tax issues for which liabilities had previously been established, as well as a $3.8 million non-deductible write-off of in-process research and development related to our Encoda acquisition. The remaining increase in the rate was mainly driven by the increase in our earnings and the fixed nature of tax credits and other benefits we received in both years related to export sales.

Discussion of Business Segments

Government Communications Systems Segment

	2006	2005	2006/2005 Percent Increase/ (Decrease)	2004	2005/2004 Percent Increase/ (Decrease)
			(In millions)		
Revenue	$1,812.5	$1,805.2	0.4%	$1,506.1	19.9%
Segment operating income	216.5	203.4	6.4%	153.4	32.6%
% of revenue	*11.9%*	*11.3%*		*10.2%*	

Fiscal 2006 Compared With Fiscal 2005: Government Communications Systems segment revenue increased 0.4 percent and operating income increased 6.4 percent from fiscal 2005 to fiscal 2006. The increase in revenue primarily came from the FTI program for the FAA, the Patriot technical services program for the NRO, the RADIC program for the NSA and increased sales of commercial satellite antenna products, partially offset by spending constraints on our national intelligence customers. Also, fiscal 2005 benefited from $79 million in revenue from the IMN program, which was completed in the fourth quarter of fiscal 2005. Significant programs in fiscal 2006 included FTI, Patriot, MCOM, F-35 Joint Strike Fighter, OSSS, State 6 program for the U.S. Department of State Bureau of Consular Affairs to modernize their information technology architecture, FAB-T, F/A-18E/F, MTAIP and various classified programs.

Total funded and unfunded backlog was approximately $4.572 billion and $4.401 billion at June 30, 2006 and July 1, 2005, respectively. These amounts included both funded backlog (unfilled firm orders for which funding has been authorized) and unfunded backlog (primarily unfilled firm and expected follow-on orders that have not yet met our established funding criteria). Our established funding criteria require both authorization by the customer as well as our management's determination that there is little or no risk to the authorized funding being rescinded. Funded backlog was approximately $400 million at June 30, 2006 compared to $395 million at July 2, 2005.

Government Communications Systems segment operating income improved during fiscal 2006 when compared to fiscal 2005, primarily due to strong program execution and a higher mix of fixed-price production programs and favorable program closeouts, which was partially offset by investments made for programs such as FTI and Patriot that are in their early phases. Engineering, selling and administrative expenses in this segment increased in fiscal 2006 when compared to fiscal 2005 due to increased investment in supply chain-related initiatives and the impact of expensing stock options under Statement of Financial Accounting Standards, No. 123(R), "Share-Based Payment" ("Statement 123R").

The following major contract awards and highlights occurred during fiscal 2006 in our Government Communications Systems segment:

- $600 million, five-year contract with the U.S. Census Bureau for its Field Data Collection Automation program. We will integrate multiple automated systems required to obtain data from field census-takers during the 2010 Census.
- $27 million, three-year program to develop and integrate a communications system that will link the U.S. Navy's Advanced Deployable System undersea surveillance sensors with host Littoral Combat Ships.
- $10 million design contract on the U.S. Army WIN-T program for the low-rate initial production phase.
- $10 million, two-year development contract from Lockheed Martin to provide the Joint Air to Surface Standoff Missile Extended Range weapon data link transceiver that allows weapons to be re-tasked while in flight.
- $8 million initial design and development contract to provide ground terminals for NOAA's Geostationary Operational Environmental Satellite R weather satellite program.
- A contract with Space Systems/Loral to design and construct four unfurlable mesh reflectors for commercial satellites.
- Several classified programs.

During fiscal 2006 this segment derived 95 percent of its revenue from the U.S. Government including 56 percent from the DoD and 13 percent from the FAA.

Fiscal 2005 Compared With Fiscal 2004: Government Communications Systems segment revenue increased 19.9 percent and operating income increased 32.6 percent from fiscal 2004 to fiscal 2005. Revenue growth was attributable to both the acquisition of Orkand and organic revenue growth, which was driven by the FTI program, the Patriot technical services program for the NRO, and the IMN program. Other programs contributing to revenue growth included the AEHF, F/A-18 E/F Super Hornet, MIDS, the U.S. Army's Aerial Common Sensor program ("ACS") and MTAIP program.

Government Communications Systems segment operating income improved during fiscal 2005 when compared to fiscal 2004 due to the revenue growth discussed above and excellent program execution. Government Communications Systems operating income also benefited from the final settlement of fiscal 2001 and an anticipated settlement of fiscal 2002 government overhead rates, which totaled $10.7 million. This benefit resulted from a more favorable outcome than what we previously estimated and reflected in our reserve position. Engineering, selling and administrative expenses increased in our Government Communications Systems segment in fiscal 2005 when compared to fiscal 2004 due to additional research and development, the acquisition of Orkand and headcount increases in administrative positions needed to support this segment's growth in revenue. The rate of increase in revenue, however, exceeded the rate of increase in engineering, selling and administrative expenses.

The following highlights occurred during fiscal 2005 in our Government Communications Systems segment:

- We acquired Orkand, a privately-held provider of technical services and information technology for U.S. Government agencies, including the Department of State, Department of Labor, Department of the Interior, Department of Health and Human Services, Department of Energy and the U.S. Postal Service. For further information related to the acquisition of Orkand, including the allocation of the purchase price and pro forma results as if Orkand had been acquired as of the beginning of the periods presented, see *Note 4: Business Combinations* in the Notes.

- We were selected by the NRO for a potential $1 billion, 10-year contract (Patriot program) to provide operations, maintenance and support services for the agency's global communications and information systems.
- We were awarded contracts on two next-generation aerial surveillance platforms — the Battle Management Command and Control portion for the U.S. Air Force E-10A aircraft and the U.S. Army's ACS aircraft. As part of the ACS program, we were awarded a $75 million, three-year communications integration contract.
- We were awarded a $275 million contract by the FAA to add mission support services to the FTI program scope.
- We were awarded a contract with a potential value of $175 million over nine years from DISA in support of its Crisis Management System.
- We were awarded a contract with a potential value of $350 million over 10 years with the U.S. Navy to provide tactical common data links for helicopter-to-ship communications.
- We were awarded several major classified programs.

RF Communications Segment

	2006	2005	2006/2005 Percent Increase/ (Decrease)	2004	2005/2004 Percent Increase/ (Decrease)
			(In millions)		
Revenue	$808.6	$537.1	50.5%	$430.4	24.8%
Segment operating income	278.9	166.5	67.5%	118.9	40.0%
% of revenue	*34.5%*	*31.0%*		*27.6%*	

Fiscal 2006 Compared With Fiscal 2005: RF Communications segment revenue increased 50.5 percent and operating income increased 67.5 percent from fiscal 2005 to fiscal 2006. Strong revenue growth came from both U.S. and international markets and was primarily driven by force modernization, force restructuring initiatives moving communications closer to individual soldiers, and the worldwide need for interoperable communications. This demand led to increased sales of our Falcon® II family of products and the successful introduction of our new Falcon® III product family.

The operating income improvement in our RF Communications segment was driven primarily by improved gross margin on higher sales volume as manufacturing efficiencies were realized. Engineering, selling and administrative expenses increased in our RF Communications segment during fiscal 2006 when compared to fiscal 2005 due to additional research and development costs associated with the development of our Falcon® III product family and expenses needed to market and sell new products. To continue to meet strong demand across all product lines in this segment, we significantly expanded our radio manufacturing capacity.

Orders for fiscal 2006 were above $1.0 billion for this segment. Significant orders secured during fiscal 2006 included:

- A $169 million contract and a $38 million contract from the U.S. Army Communications and Electronics Command to deliver Falcon® III AN/VRC-110 vehicular radio systems.
- Several contracts totaling over $250 million from the U.S. Marine Corps to deliver Falcon® II AN/PRC-117F(C) multiband tactical radios and AN/PRC-150(C) high frequency radios.
- Several contracts totaling over $350 million from the U.S. Army to deliver Falcon® II AN/PRC-117F(C) multiband tactical radios and AN/PRC-150(C) high frequency radios.
- Significant orders to provide tactical radios to customers in the United Kingdom, Algeria, Mexico, Chile, Iraq, Canada, NATO headquarters, Romania, Uganda, Poland, Spain, Pakistan, Saudi Arabia and Estonia.

Fiscal 2005 Compared With Fiscal 2004: RF Communications segment revenue increased 24.8 percent and operating income increased 40.0 percent from fiscal 2004 to fiscal 2005. Domestic revenue drivers included deliveries for both multiband and HF Falcon® II radios to support the U.S. Army Modularity initiative, Army Reserve, National Guard and Marine Corps. International revenue benefited from the continuing ramp up of the Bowman Tactical Radio Programme for the U.K. Ministry of Defence, the initial deliveries of Falcon® II radios to Pakistan under a $68 million contract awarded in fiscal 2005 and other deliveries within the international market.

The operating income improvement in our RF Communications segment was driven by improved gross margin on higher sales volume and cost savings from successful negotiations with contract manufacturers on the U.K. Bowman Tactical Radio Programme. Engineering, selling and administrative expenses increased in our RF Communications segment during fiscal 2005 when compared to fiscal 2004 due to additional research and development costs associated with the development of our Falcon® III products and expenses needed to sustain the growth in this segment's revenue. The rate of increase in revenue, however, exceeded the rate of increase in engineering, selling and administrative expenses.

Orders during the year were significantly greater than sales. Tactical radio demand from DoD customers continued to be strong during fiscal 2005. Force modernization efforts gained increased momentum and funding. This initiative delivers enhanced command, control and communications to more and smaller operating units. Significant domestic orders secured during fiscal 2005 included:

- Two contracts awarded from the U.S. Army to provide our Falcon® II HF and multiband radios and related services for operations in Iraq and Afghanistan and for the U.S. Army's Modularity program. Each contract was worth approximately $30 million.
- An Indefinite-Delivery/Indefinite-Quantity contract awarded from the U.S. Marine Corps for HF radios valued at up to $75 million.
- A $33 million order from the U.S. Army for HF radios, which included $16 million in support of Army Modularity.
- A $50 million order for high-frequency radios and a $22 million order for multiband radios to support the U.S. Army Modularity Initiative, Army Reserve and National Guard.
- A $55 million contract to a Boeing-led team, which includes our RF Communications segment, for the Airborne, Maritime/Fixed-Station cluster of the JTRS program for the DoD.

Demand in international markets also remained strong as the need for communications that are secure, interoperable and reliable has grown. International orders were received from NATO members and other countries, including a $68 million order from Pakistan and large orders from Algeria, the Philippines, Ethiopia, the Republic of Georgia, Denmark, Estonia, Sweden, Azerbaijan, and the Netherlands.

Microwave Communications Segment

	2006	2005	2006/2005 Percent Increase/ (Decrease)	2004	2005/2004 Percent Increase/ (Decrease)
			(In millions)		
Revenue	$348.7	$320.2	8.9%	$329.8	(2.9)%
Segment operating income (loss)	(19.6)	7.7	*	(12.1)	*
% of revenue	*(5.6)%*	*2.4%*		*(3.7)%*	

* Not meaningful

Fiscal 2006 Compared With Fiscal 2005: Microwave Communications segment revenue increased 8.9 percent from fiscal 2005 to fiscal 2006. This segment had an operating loss of $19.6 million in fiscal 2006 compared to operating income of $7.7 million in fiscal 2006. The success of this segment's TRuepoint™ radio products and a strengthening market for microwave radios primarily drove the increase in revenue. International order rates increased, particularly in Africa. In North America, microwave demand for both private networks and mobile service providers continued to be driven by capacity expansion and by network upgrades to provide high-reliability, high-bandwidth applications.

The decrease in operating income was primarily due to $39.6 million of inventory write-downs and severance costs associated with product discontinuances and the shut-down of our manufacturing activities in Montreal, Canada. During the second quarter of fiscal 2006, the Microwave Communications segment successfully released additional frequencies of the TRuepoint™ product family, essentially completing all current frequencies intended to be offered in the low- and mid-capacity microwave radio market segments. In light of these releases, and the market acceptance of previously released frequencies as demonstrated by TRuepoint™ product sales, management announced during the second quarter of fiscal 2006 a manufacturer's discontinuance ("MD") of the MicroStar M/H™, MicroStar L™ and Galaxy™ product families (the product families the TRuepoint™ product line was developed to replace) and of the ClearBurst™ product family, a product line that shares manufacturing facilities with the MicroStar™ and the Galaxy™ product lines in Montreal, Canada. In November 2005, letters were sent to MicroStar™, Galaxy™ and ClearBurst™ customers, informing them of the MD announcement.

We estimated expected demand for these products based on: responses to the letters noted above and a percentage of the installed base, using previous product MD history as a basis for this estimate. In addition, the customer service inventory of these discontinued products was reviewed and quantities required to support existing warranty obligations and contractual obligations were quantified. These analyses identified inventory held in multiple locations including Montreal, Canada; Redwood Shores, California; San Antonio, Texas; Paris, France; Mexico City, Mexico; Sao Paulo, Brazil; and Shenzhen, China. As a result of these analyses, $34.0 million of inventory was written down in the second quarter of fiscal 2006. Also, $5.6 million of severance and other costs were recorded in fiscal 2006 related to the shutdown of manufacturing activities in our Montreal, Canada plant and product discontinuances. The inventory reserved for in the second quarter of fiscal 2006 has been subsequently disposed of or scrapped. No additional material costs or charges are expected to be incurred in connection with these product discontinuances.

The decrease in gross margins and operating income associated with the product discontinuances noted above were partially offset by improved gross margins in fiscal 2006 as a result of increased shipments of TRuepoint™, a family of lower-cost microwave radios, and a shift away from lower-margin international projects. Engineering, selling and administrative expenses increased in fiscal 2006 when compared to fiscal 2005 as a result of increased selling expenses and stock and cash based compensation plan expenses.

Orders in our Microwave Communications segment increased 21 percent from $332 million in fiscal 2005 to $402 million in fiscal 2006. Significant orders received in this segment during fiscal 2006 included:

- $58 million in orders from Vmobile Nigeria as part of a contract to provide radios for its transmission and transport network spanning more than 5,000 kilometers.
- A $14 million order from the Commonwealth of Kentucky as part of a state-wide, three-year, potential $42 million program to transition the Kentucky Early Warning System from analog to digital technology using TRuepoint™ radios.
- Significant international orders received from customers in Nigeria, Canada, Mexico, Kenya, Ivory Coast, Romania, Brazil and Zambia.
- Various other large orders from private network and major mobile telecommunications providers in North America.

On September 5, 2006, we announced that we entered into a definitive agreement with Stratex Networks pursuant to which we will combine the Microwave Communications segment with Stratex Networks. For additional information regarding the transaction, see "Item 1. Business — Subsequent Event — Agreement with Stratex Networks, Inc."

Fiscal 2005 Compared With Fiscal 2004: Microwave Communications segment revenue decreased 2.9 percent from fiscal 2004 to fiscal 2005. The segment improved from an operating loss of $12.1 million in fiscal 2004 to operating income of $7.7 million in fiscal 2005. North American sales remained strong. Strength in international markets came from the Middle East, Africa, Europe and improved Latin American markets. The slight decline in revenue was primarily attributable to the revenue generated in fiscal 2004 from the build out of a large mobile telecom network for MTN Nigeria, which was only partially offset by an increase in North American revenue and new international contracts won during fiscal 2005.

Gross margins in the Microwave Communications segment improved in fiscal 2005 as a result of increased shipments of TRuepoint™, a new family of lower-cost microwave radios, and a shift away from lower-margin international projects. Engineering, selling and administrative expenses were lower in fiscal 2005 when compared to fiscal 2004 due to cost-reduction actions taken during fiscal 2004. The fiscal 2004 operating loss of $12.1 million included a charge of $7.3 million associated with cost-reduction actions related to the successful transfer of TRuepoint™ production from Montreal, Canada to San Antonio, Texas as well as the consolidation of administrative and support functions at this segment's Durham, North Carolina location. TRuepoint™ orders and sales accelerated during fiscal 2005. TRuepoint™ orders were significantly greater than sales of $45 million for fiscal 2005, which exceeded our goal of $30 million in sales of TRuepoint™ for the year.

Significant orders during the year included an on-going network project for the Federal Bureau of Investigation, a major order with a large defense contractor in support of an international communications project, and various private network and mobile telecommunications providers in North America. In addition to North America, major new international orders included Vee Networks Limited in Nigeria, MTN Nigeria,

Nextel Brazil and Mexico, Loteny Telecom in the Ivory Coast, Umniah Mobile Company in Jordan, and PT Alvarid in Indonesia. We expanded our customer base in the Middle East and Africa and received orders from several new channel partners, including IRTE in Italy and ZTE and Huawei in China, which served to expand our international presence. During fiscal 2005 we also signed a long-term preferred supplier agreement with Sprint to provide TRuepoint™ radios for its nationwide mobile services.

Broadcast Communications Segment

	2006	2005	2006/2005 Percent Increase/ (Decrease)	2004	2005/2004 Percent Increase/ (Decrease)
			(In millions)		
Revenue	$538.4	$384.1	40.2%	$287.2	33.7%
Segment operating income	22.8	18.1	26.0%	8.1	123.5%
% of revenue	*4.2%*	*4.7%*		*2.8%*	

Fiscal 2006 Compared With Fiscal 2005: Broadcast Communications segment revenue increased 40.2 percent and operating income increased 26.0 percent from fiscal 2005 to fiscal 2006. Leitch, which was acquired in October 2005, and Encoda, which was acquired in November 2004, were main contributors to the increase in segment revenue and operating income. The increase in revenue was also partly attributable to increased demand for digital TV, Net VX networking, and HD Radio™ products.

The operating income for this segment was adversely impacted by a $25.0 million charge related to inventory write-downs, severance and other costs associated with cost-reduction actions. The cost-reduction actions were taken to address ongoing weakness in our international broadcast transmission markets and to further improve the segment's profitability. These actions included closing our Huntingdon, United Kingdom facility; relocating manufacturing of European-standard transmission products to our Quincy, Illinois facility; reducing our infrastructure in Austria; outsourcing manufacturing of radio consoles and related products from our Mason, Ohio facility; and headcount reductions from further integration within our software systems business. Charges incurred in fiscal 2006 related to these actions included $9.7 million of severance and other employee-related exit costs and $2.3 million of facility-related exit costs. These actions resulted in a headcount reduction of 150. The cost-reduction actions helped to significantly improve operating margins for this segment in fiscal 2006.

Research and development costs in this segment were higher because we continued to invest in new product development such as our H-Class™ broadcast enterprise software systems solution, FlexStar® HD Radio™ transmission products, next-generation video distribution and media products and transmission equipment for use in mobile video broadcasting applications.

During fiscal 2006, we made three strategic acquisitions in this segment. In October 2005, we completed the acquisition of Leitch, a publicly-held provider of high-performance video systems for the television broadcast industry. In April 2006, we completed the acquisition of OSi, a privately-held provider of air-time sales, traffic and billing software systems to over 350 call-letter broadcast stations in North America. In May 2006, we completed the acquisition of Aastra Digital Video, a developer and marketer of video networking products.

Operating income was negatively impacted during fiscal 2006 by $11.9 million of charges related to our acquisition of Leitch, including the write-off of in-process research and development, lower margins being recognized subsequent to our acquisition due to a step-up of inventory taken at the acquisition date and integration activities. For further information related to the acquisition of Leitch, including the allocation of the purchase price and pro forma results as if Leitch had been acquired as of the beginning of the periods presented, see *Note 4: Business Combinations* in the Notes.

Orders in our Broadcast Communications segment increased 66 percent from $308 million in fiscal 2005 to $511 million in fiscal 2006. This increase was primarily due to the acquisitions of Leitch and Encoda. Significant orders received by our Broadcast Communications segment during fiscal 2006 included:

- TV transmission equipment orders from: Media General and Entravision in the U.S.; Swisscomm Broadcasting in Switzerland; StarTV in Indonesia; TV Azteca in Mexico; Bridge Networks in Australia; and Radiocommunicatii in Romania.
- Radio transmission equipment orders from: Clear Channel Communications and other major broadcasters in the U.S., including a multi-year agreement with Cumulus Broadcasting to provide HDRadio®

transmission systems to over 250 Cumulus FM and AM stations; Iberica de Componentes in Spain; and Cimax in China.

- Software systems orders from: Tribune Broadcasting, Media General and other global TV networks that are transitioning from legacy products to our new H-Class™ software platform in the U.S. as well as orders from SkyPerfect in Japan.
- Networking orders from: the FAA through our FTI program, Sprint and the New York/New Jersey Port Authority in the U.S.; Radiocommunicatii in Romania; and Norkring in Norway.
- Video distribution and digital media products acquired in the Leitch acquisition experienced double-digit order growth. Demand was particularly strong for the X75™ processor, Platinum™ router and IconMaster™ master control system.

Fiscal 2005 Compared With Fiscal 2004: Broadcast Communications segment revenue increased 33.7 percent from fiscal 2004 to fiscal 2005. The segment also had operating income of $18.1 million in fiscal 2005 compared to $8.1 million in fiscal 2004.

Encoda, which was acquired in the second quarter of fiscal 2005, made significant contributions to segment revenue in fiscal 2005. Revenue drivers in fiscal 2005 also included increased sales in the U.S. of HD Radio™ transmission equipment. The roll out of HD Radio™ continued to gain momentum with 2,500 radio stations committed to begin their digital broadcasts during the next four years. U.S. digital television ("DTV") transmission equipment sales increased in fiscal 2005 when compared to fiscal 2004 as broadcasters moved to meet FCC deadlines for full-power transmission digital signals. This segment also experienced a growing demand for its Intraplex products on our FTI program with the FAA to carry high volumes of real-time, mission-critical data. Revenue growth was dampened, however, by weakness in international market conditions for both analog and European-standard digital broadcasting equipment and for legacy automation systems as we transitioned customers to our new H-Class™ enterprise software system.

Operating income increased from $8.1 million in fiscal 2004 to $18.1 million in fiscal 2005. The increase in operating income in fiscal 2005 when compared to fiscal 2004 was primarily due to the acquisition of Encoda. Encoda sells software solution products and services that carry higher gross margins than most of this segment's other products and services. Engineering, selling and administrative expenses increased significantly, which was also primarily due to the Encoda acquisition. Encoda's products and services require a higher investment in research and development than most of our other products in this segment. Research and development costs in this segment were also higher because we continued to invest in new product development. During fiscal 2005, we introduced the first module in our next-generation H-Class™ broadcast enterprise software systems solutions. We also introduced the new PowerCD™ UHF digital transmitter that allows broadcasters to transition quickly to DTV while reducing energy costs. We also developed transmission equipment for use in mobile video broadcasting trials in the U.S., U.K., Australia and China, and we continued to invest in our second-generation FlexStar® HD Radio™ transmission product line.

The fiscal 2005 segment operating income of $18.1 million also included $8.6 million of acquisition-related costs, including a $4.8 million impairment of capitalized software costs related to a software product sold by our Broadcast Communications segment and being displaced by a product offered by Encoda and a $3.8 million write-off of in-process research and development.

The following highlights occurred during fiscal 2005 in our Broadcast Communications segment:

- We acquired Encoda, a global supplier of software solutions and services for the broadcast media industry, including television, radio, cable, satellite and advertising agency customers. Encoda's end-to-end workflow solutions include traffic and billing and program-scheduling systems, and automation and media asset management solutions that are complementary to our existing automation business. For further information related to the acquisition of Encoda, including the allocation of the purchase price and pro forma results as if Encoda had been acquired as of the beginning of the periods presented, see *Note 4: Business Combinations* in the Notes.
- Significant domestic digital TV equipment orders were received from: Gray Communications, Entravision Communications, Belo Corporation, Quincy Newspapers, Inc., the Tri-State Christian Network, and Liberty Corporation as well as international orders from TV Azteca in Mexico, and other customers in Australia, Bulgaria and China.
- Numerous HD Radio™ transmission orders were booked for: National Public Radio, Cox Communications and Clear Channel Communications, among others.
- We also received a large order from BSkyB for our software systems products. BSkyB will use the software as part of its high-definition television services.

- We were awarded a contract to provide FM radio transmission systems and equipment to the International Broadcasting Bureau.
- We also received major orders from Turner Broadcasting and Sony Corporation for our software systems products.

Headquarters Expense and Corporate Eliminations

	2006	2005	2006/2005 Percent Increase/ (Decrease)	2004	2005/2004 Percent Increase/ (Decrease)
			(In millions)		
Headquarters expense	$75.4	$58.0	30.0%	$51.7	12.2%
Corporate eliminations	16.5	16.5	0.0%	7.3	126.0%

Fiscal 2006 Compared With Fiscal 2005: Headquarters expense increased 30.0 percent from $58.0 million in fiscal 2005 to $75.4 million in fiscal 2006. As a percentage of revenue, headquarters expense increased from 1.9 percent in fiscal 2005 to 2.2 percent in fiscal 2006. The increase in headquarters expense was primarily due to a $5.4 million charge associated with a decision we received in our arbitration with Bourdex. The increase in headquarters expense also included the impact of stock-based compensation expense, consulting fees and charitable contributions. Corporate eliminations were unchanged at $16.5 million in fiscal 2005 and fiscal 2006.

Fiscal 2005 Compared With Fiscal 2004: Headquarters expense increased 12.2 percent from $51.7 million in fiscal 2004 to $58.0 million in fiscal 2005. The increase in headquarters expense was primarily due to higher compensation expense related to stock-based compensation as a result of the increased price for Harris stock as well as additional costs associated with the implementation of Sarbanes-Oxley Act Section 404 and initiatives related to supply chain management, strategic acquisitions and technology transfers. Corporate eliminations increased 126.0 percent from $7.3 million in fiscal 2004 to $16.5 million in fiscal 2005. As a percentage of revenue, headquarters expense decreased from 2.1 percent in fiscal 2004 to 1.9 percent in fiscal 2005. The increase in corporate eliminations was due to an increase in intersegment sales between our Broadcast Communications and Government Communications Systems segments related to our FTI program.

In-Process Research and Development

In connection with the Leitch and Encoda acquisitions, we allocated $3.6 million and $3.8 million, respectively, of the purchase prices to in-process research and development projects. These allocations represent the estimated fair value based on risk-adjusted cash flows related to the incomplete products. At the date of each acquisition, the development of these projects had not yet reached technological feasibility and the in-process research and development had no alternative future uses. Accordingly, these costs were expensed as a one-time charge to earnings and are included in engineering, selling and administrative expenses.

In making these purchase price allocations we relied on present value calculations of income, an analysis of project accomplishments and completion costs and an assessment of overall contribution and project risk. The amounts assigned to the in-process research and development were associated with research projects for which technological feasibility had not been established.

The value assigned to the purchased in-process research and development was determined by estimating the costs to develop the purchased in-process research and development into commercially viable products and discounting the net cash flows to their present value using a discount rate of 25 percent for both Leitch and Encoda.

The Leitch projects were for the development of their Platinum™ and IconMaster™ products. The Platinum™ product is a mid- to large-size router with audio, monitoring output, streaming and event-configuration capabilities. The IconMaster™ product is a modular, mid-size master control with branding capabilities. As of the valuation date, these projects were estimated to be completed at the end of January 2006 and had remaining costs until completion of approximately $1.0 million.

The Encoda project was for the development of a next-generation product line that encompassed some of the latest research applicable to media technologies, such as emergence and learning theory. As of the valuation date, this project was considered to be approximately 30 to 40 percent complete and had remaining costs until completion of approximately $6.2 million.

Discontinued Operations

In the fourth quarter of fiscal 2004, we completed the sale of our TTS product line to a subsidiary of Danaher Corporation for $43.1 million after giving effect to post-closing adjustments. The gain on the sale that was recorded in the fourth quarter of fiscal 2004 was $18.9 million pre-tax and $9.1 million after-tax. This transaction, along with the results of the TTS product line, has been reported as a discontinued operation for all periods presented. Revenue from the TTS product line was $40.3 million in fiscal 2004. The product line also had a pre-tax operating loss of $3.5 million in fiscal 2004. Discontinued operations are more fully discussed in *Note 2: Discontinued Operations* in the Notes.

We changed our segment reporting structure effective May 28, 2004 in conjunction with the sale of our TTS product line. The TTS product line was formerly part of the Network Support segment. As a result of the sale, our Consolidated Financial Statements and the Notes report the TTS product line as a discontinued operation, and accordingly, prior periods have been restated. We also have eliminated the Network Support segment as a separate reportable segment. The NetBoss® network operations product line, which was also part of the Network Support segment, was not included in the sale and is consolidated in the Microwave Communications segment for all periods presented. The NetBoss® management team reports to the President of the Microwave Communications Division.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL STRATEGIES

Cash Flows

	Fiscal Years Ended		
	2006	2005	2004
		(In millions)	
Net cash provided by operating activities	$ 334.2	$ 338.8	$289.2
Net cash used in investing activities	(768.6)	(316.7)	(97.2)
Net cash provided by (used in) financing activities	236.4	(76.9)	(77.9)
Effect of foreign exchange rate changes on cash	1.7	0.9	0.9
Net increase (decrease) in cash and cash equivalents	$(196.3)	$ (53.9)	$115.0

Cash and cash equivalents: Our cash and cash equivalents decreased by $196.3 million to $181.3 million at the end of fiscal 2006, primarily due to the $509.6 million of cash paid for the acquisitions of Leitch, OSi and Aastra Digital Video; $146.4 million of software and property, plant and equipment additions; $112.6 million net purchases of short-term investments; $44.9 million of common stock repurchases and $42.7 million of cash dividends. These decreases were partially offset by $334.2 million of cash flow generated from operating activities and the issuance during the first quarter of fiscal 2006 of $300 million in aggregate principal amount of 5% Notes due October 1, 2015. See *Note 13: Long-Term Debt* in the Notes for further information.

Management currently believes that existing cash, funds generated from operations, our credit facilities and access to the public and private debt and equity markets will be sufficient to provide for our anticipated requirements for working capital, capital expenditures and stock repurchases under the current repurchase program for the next 12 months and the foreseeable future. We expect tax payments over the next three years to approximate our tax expense during the same period. We anticipate that our fiscal 2007 cash payments may include strategic acquisitions. With the exception of potential acquisitions, no other significant cash payments are anticipated in fiscal 2007 and thereafter, other than those noted in the "Contractual Obligations" discussion below of this MD&A.

There can be no assurance, however, that our business will continue to generate cash flow at current levels, or that anticipated operational improvements will be achieved. If we are unable to maintain cash balances or generate sufficient cash flow from operations to service our obligations, we may be required to sell assets, reduce capital expenditures, terminate our stock repurchase program, reduce or eliminate dividends, refinance all or a portion of our existing debt or obtain additional financing. Our ability to make scheduled principal payments or pay interest on or refinance our indebtedness depends on our future performance and financial results, which, to a certain extent, are subject to general conditions in or affecting the government, defense, microwave communications and broadcast communications markets and to general economic, political, financial, competitive, legislative and regulatory factors beyond our control.

Net cash provided by operating activities: Our net cash provided by operating activities was $334.2 million in fiscal 2006 compared to $338.8 million in fiscal 2005. All four of our segments generated positive cash flows in fiscal 2006 with RF Communications and Microwave Communications posting significant improvements when compared to fiscal 2005. Fiscal 2006 cash flow improvements that resulted from higher operating income in our RF Communications, Government Communications Systems and Broadcast Communications segments and improved capital management in our Microwave Communications segment were offset by an increase in working capital needed to support the growth in our RF Communications segment, a higher mix of fixed-price programs in our Government Communications Systems segment, income tax refunds collected in fiscal 2005 and a $13.5 million adverse impact in fiscal 2006 from Statement 123R. We expect cash flow provided by operating activities in fiscal 2007 to exceed $400 million.

Net cash used in investing activities: Our net cash used in investing activities was $768.6 million in fiscal 2006 compared to $316.7 million in fiscal 2005. Net cash used in investing activities in fiscal 2006 was due to $509.6 million cash paid for business acquisitions, $112.6 million net purchases of short-term investments, $101.8 million additions of property, plant and equipment and $44.6 million additions of capitalized software. Net cash used in investing activities in fiscal 2005 was primarily due to $427.3 million cash paid for business acquisitions, $75.0 million additions of property, plant and equipment and $23.8 million additions of capitalized software, which was partially offset by $196.0 million net proceeds from the sale of short-term investments and $13.4 million proceeds from the sale of securities available-for-sale.

The increase in our additions of capitalized software and property, plant and equipment from $98.8 million in fiscal 2005 to $146.4 million in fiscal 2006 mainly relates to increased software purchases in our Government Communications Systems segment, increased manufacturing capacity related to Falcon® II and Falcon® III radio production in our RF Communications segment and our Leitch acquisition. Our total additions of capitalized software and property, plant and equipment in fiscal 2007 are expected to be in the $140 million to $150 million range.

Net cash provided by (used in) financing activities: Our net cash provided by financing activities in fiscal 2006 was $236.4 million compared to net cash used in financing activities in fiscal 2005 of $76.9 million. The net cash provided by financing activities in fiscal 2006 was primarily from the issuance of $300 million in aggregate principal amount of 5% Notes due October 1, 2015. See *Note 13: Long-Term Debt* in the Notes for more information. The net cash provided by financing activities in fiscal 2006 also included proceeds from the exercise of employee stock options of $33.8 million. The cash provided by financing activities from the issuance of debt and proceeds from the exercise of employee stock options was partially offset by the payment of cash dividends totaling $42.7 million and the repurchase of common stock of $44.9 million. In fiscal 2006, we issued 1,697,526 shares of common stock to employees under the terms of our option and incentive plans.

The net cash used in financing activities of $76.9 million in fiscal 2005 was primarily due to repurchases of our common stock of $56.4 million and $31.9 million of cash dividends paid. Net payments of borrowings in fiscal 2005 were $8.4 million. Proceeds from the exercise of employee stock options of $19.8 million in fiscal 2005 partially offset these payments. In fiscal 2005, we issued 2,224,816 shares of common stock to employees under the terms of our option and incentive plans.

Common Stock Repurchases

During fiscal 2006, we used $44.9 million to repurchase 1,050,000 shares of our common stock at an average price per share of $42.71 including commissions. During fiscal 2005, we used $56.4 million to repurchase 1,874,000 shares of our common stock at an average price per share of $30.10 including commissions. We currently expect that we will repurchase shares of common stock to offset the dilutive effect of shares issued under our stock incentive plans. Additional information regarding repurchases made during fiscal 2006 and our repurchase programs is set forth above under Part II, "Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities."

Dividend Policy

On August 26, 2006, our Board of Directors authorized a quarterly common stock dividend of $0.11 per share, for an annualized rate of $0.44 per share, which was our fifth consecutive annual increase. Our annual common stock dividend was $0.32, $0.24, and $0.20 per share in fiscal 2006, 2005, and 2004, respectively. Additional information concerning our dividends is set forth above under Part II, "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities."

Capital Structure and Resources

On March 31, 2005, we entered into a five-year senior unsecured revolving credit agreement (the "Credit Agreement") with a syndicate of lenders. The Credit Agreement provides for the extension of credit to us in the form of revolving loans and letters of credit issuances at any time and from time to time during the term of the Credit Agreement, in an aggregate principal amount at any time outstanding not to exceed $500 million (we may request an increase, not to exceed an additional $250 million). The Credit Agreement may be used for working capital and other general corporate purposes and to support any commercial paper that we may issue. At our election, borrowings under the Credit Agreement will bear interest either at LIBOR plus an applicable margin or at the base rate. The base rate is a fluctuating rate equal to the higher of the Federal funds rate plus 0.50 percent or SunTrust Bank's publicly announced prime lending rate. The Credit Agreement provides that the interest rate margin over LIBOR, initially set at 0.50 percent, will increase or decrease within certain limits based on changes in the ratings of our senior, unsecured long-term debt securities. We are also permitted to request borrowings with interest rates and terms that are to be set pursuant to competitive bid procedures or directly negotiated with a lender or lenders.

The Credit Agreement contains certain covenants, including covenants limiting: liens on our assets; certain mergers, consolidations or sales of assets; certain sale and leaseback transactions; certain vendor financing investments; and the use of proceeds for hostile acquisitions. The Credit Agreement also prohibits our consolidated ratio of total indebtedness to total capital from being greater than 0.60 to 1.00 and prohibits our consolidated ratio of adjusted EBITDA to net interest expense from being less than 3.00 to 1.00 for any rolling four-quarter period. The Credit Agreement contains certain events of default, including payment defaults; failure to perform or observe terms and covenants; material inaccuracy of representations or warranties; default under other indebtedness with a principal amount in excess of $50 million; the occurrence of one or more judgments or orders for the payment of money in excess of $50 million that remain unsatisfied; incurrence of certain ERISA liabilities in excess of $50 million; failure to pay debts as they come due, or our bankruptcy; or a change of control, including if a person or group becomes the beneficial owner of 25 percent or more of our voting stock. If an event of default occurs the lenders may, among other things, terminate their commitments and declare all outstanding borrowings, together with accrued interest and fees, to be immediately due and payable. All amounts borrowed or outstanding under the Credit Agreement are due and mature on March 31, 2010, unless the commitments are terminated earlier either at our request or if certain events of default occur. At June 30, 2006, no borrowings were outstanding under the Credit Agreement.

On September 20, 2005, we completed the issuance of $300 million in aggregate principal amount of 5% Notes due October 1, 2015. Interest on the notes is payable on April 1 and October 1 of each year. We may redeem the notes in whole, or in part, at any time at the "make-whole" redemption price. The "make-whole" redemption price is equal to the greater of 100 percent of the principal amount of the notes being redeemed or the sum of the present values of the remaining scheduled payments of the principal and interest (other than interest accruing to the date of redemption) on the notes being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, as defined, plus 15 basis points. In each case, we will pay accrued interest on the principal amount of the notes being redeemed to the redemption date. We incurred $4.1 million in debt issuance costs and discounts related to the issuance of the notes, which are being amortized on a straight-line basis over a ten-year period and reflected as a portion of interest expense in the Consolidated Statement of Income.

We have a universal shelf registration statement related to the potential future issuance of an indeterminate amount of securities, including debt securities, preferred stock, common stock, fractional interests in preferred stock represented by depository shares and warrants to purchase debt securities, preferred stock or common stock.

In fiscal 2003, we issued $150 million in aggregate principal amount of 3.5% Convertible Debentures due 2022. These debentures are convertible at a conversion price of $22.625 during any calendar quarter if the closing price of our common stock, for at least 20 trading days in the 30 consecutive trading day period ending on the last trading day of the prior calendar quarter, is more than $24.8875, and in certain other circumstances as described in *Note 16: Net Income Per Share* in the Notes. Based upon satisfaction of the market price trigger as of the end of the calendar quarter ended June 30, 2006, these debentures are convertible during the calendar quarter ended September 30, 2006 into shares of our common stock.

In addition to our $150 million 3.5% Convertible Debentures and $300 million 5% Notes mentioned above, we have outstanding unsecured long-term debt securities of $250.9 million. The earliest maturity date of any such long-term debt securities is fiscal 2008.

We have uncommitted short-term lines of credit aggregating $40.0 million from various international banks, $39.8 million of which was available on June 30, 2006. These lines provide for borrowings at various interest rates, typically may be terminated upon notice, may be used on such terms as mutually agreed to by the banks and us and are reviewed annually for renewal or modification. These lines do not require compensating balances. We have a short-term commercial paper program in place, which we may utilize to satisfy short-term cash requirements. There were no borrowings under the commercial paper program at June 30, 2006.

Our debt is currently rated "BBB" by Standard and Poor's Rating Group and "Baa2" by Moody's Investors Service. We expect to maintain operating ratios, fixed-charge coverage ratios and balance sheet ratios sufficient for retention of or improvement to these debt ratings. There are no assurances that our credit ratings will not be reduced in the future. If our credit rating is lowered below "investment grade," then we may not be able to issue short-term commercial paper, but may instead need to borrow under our credit facilities or pursue other options. We do not currently foresee losing our investment-grade debt ratings, but no assurances can be given, however. If our debt ratings were downgraded, however, it could adversely impact, among other things, our future borrowing costs and access to capital markets.

Contractual Obligations

At June 30, 2006, we had contractual cash obligations to repay debt to purchase goods and services and to make payments under operating leases. Payments due under these long-term obligations are as follows:

		Obligations Due by Fiscal Year			
	Total	2007	2008 and 2009	2010 and 2011	After 2011
			(In millions)		
Long-term debt[1]	$ 700.9	$ 1.4	$299.5	$ —	$400.0
Purchase obligations[2],[3]	433.7	391.9	41.6	0.2	—
Operating lease commitments	103.3	31.0	41.3	17.6	13.4
Interest on long-term debt[1]	296.5	36.8	50.2	44.0	165.5
Total contractual cash obligations	$1,534.4	$461.1	$432.6	$61.8	$578.9

(1) The obligations for long-term debt and interest on long-term debt assumes that the debt holders will exercise put options for our 6.35% debentures in February 2008 and that our $150 million 3.5% Convertible Debentures will be converted into equity in August 2007.

(2) Amounts do not include pension contributions and payments for various welfare and benefit plans as such amounts have not been determined beyond fiscal 2006.

(3) The purchase obligations of $433.7 million include $305.6 million of purchase obligations related to our Government Communications Systems segment, which are fully funded under contracts with the U.S. Government and $99.5 million of these purchase obligations relate to cost-plus type contracts where our costs are fully reimbursable.

Off-Balance Sheet Arrangements

In accordance with the definition under SEC rules, any of the following qualify as off-balance sheet arrangements:

- Any obligation under certain guarantee contracts;
- A retained or contingent interest in assets transferred to an unconsolidated entity or similar entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets;
- Any obligation, including a contingent obligation, under certain derivative instruments; and
- Any obligation, including a contingent obligation, under a material variable interest held by the registrant in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

There is a $9.0 million potential payment to the former owners of OSi if certain financial performance criteria are met in the future. There is also a potential payment to the former owners of Question d'Image, which we purchased in fiscal 2005, if certain financial performance criteria are met. Liabilities are not reflected in the Consolidated Balance Sheet for these potential payments until the performance criteria have been met. If the performance criteria related to these payments are met in the future, we will accrue the liability and adjust goodwill on our Consolidated Balance Sheet in the period that the performance criteria are met.

Currently we are not participating in transactions that generate relationships with unconsolidated entities or financial partnerships, including variable interest entities, and we do not have any material retained or contingent interest in assets as defined above. As of June 30, 2006, we did not have material financial guarantees or other contractual commitments that are reasonably likely to adversely affect liquidity. In addition, we are not currently a party to any related party transactions that materially affect our results of operations, cash flows or financial condition.

We have, from time to time, divested certain of our businesses and assets. In connection with these divestitures, we often provide representations, warranties and/or indemnities to cover various risks and unknown liabilities, such as environmental liabilities and tax liabilities. We cannot estimate the potential liability from such representations, warranties and indemnities because they relate to unknown conditions. We do not believe, however, that the liabilities relating to these representations, warranties and indemnities will have a material adverse effect on our financial position, results of operations or cash flows.

Due to our downsizing of certain operations pursuant to acquisitions, restructuring plans or otherwise, certain properties leased by us have been sublet to third parties. In the event any of these third parties vacate any of these premises, we would be legally obligated under master lease arrangements. We believe that the financial risk of default by such sublessors is individually and in the aggregate not material to our financial position, results of operations or cash flows.

Commercial Commitments

We have entered into commercial commitments in the normal course of business including surety bonds, standby letter of credit agreements and other arrangements with financial institutions and customers primarily relating to the guarantee of future performance on certain contracts to provide products and services to customers or to obtain insurance policies with our insurance carriers. At June 30, 2006, we had commercial commitments on outstanding letters of credit, guarantees and other arrangements, as follows:

		Expiration of Commitments by Fiscal Year			
	Total	2007	2008	2009	After 2009
		(In millions)			
Standby letters of credit used for:					
Bids	$ 0.8	$ 0.7	$ 0.1	$ —	$ —
Down payments	9.0	9.0	—	—	—
Performance	32.2	24.6	4.8	2.7	0.1
Warranty	11.5	11.5	—	—	—
	53.5	45.8	4.9	2.7	0.1
Surety bonds used for:					
Bids	5.0	5.0	—	—	—
Performance	22.5	8.1	14.3	0.1	—
	27.5	13.1	14.3	0.1	—
Guarantees	0.4	0.4	—	—	—
Total commitments	$81.4	$59.3	$19.2	$2.8	$0.1

Financial Risk Management

In the normal course of doing business, we are exposed to the risks associated with foreign currency exchange rates and changes in interest rates. We employ established policies and procedures governing the use of financial instruments to manage our exposure to such risks.

Foreign Exchange and Currency: We use foreign exchange contracts and options to hedge both balance sheet and off-balance sheet future foreign currency commitments. Generally, these foreign exchange contracts offset foreign currency denominated inventory and purchase commitments from suppliers, accounts receivable from and future committed sales to customers, and intercompany loans. We believe the use of foreign currency financial instruments should reduce the risks that arise from doing business in international markets. At June 30, 2006, we had open foreign exchange contracts with a notional amount of $45.7 million, of which $15.7 million were classified as cash flow hedges and $30.0 million were classified as fair value hedges. This compares to total foreign exchange contracts with a notional amount of $73.3 million at July 1, 2005, of which $48.6 million were classified as cash flow hedges and $24.7 million were classified as fair value hedges. At June 30, 2006, contract expiration dates ranged from less than one month to 20 months with a weighted average contract life of 3 months.

More specifically, the foreign exchange contracts classified as cash flow hedges are primarily being used to hedge currency exposures from cash flows anticipated in our RF Communications segment related to three programs in the U.K. and one in Romania and payments to a vendor in the U.K. that is supporting one of our government contracts in our Government Communications Systems segment. We have hedged the forecasted cash flows related to payments made to our U.S. operations to maintain our anticipated profit margins. We also have hedged U.S. dollar payments to suppliers to maintain our anticipated profit margins in our U.K. operations. As of June 30, 2006, we estimated that a pre-tax loss of $0.2 million would be reclassified into net income from comprehensive income within the next 20 months related to these cash flow hedges.

The net gain included in our net income in fiscal 2006, 2005 and 2004 representing the amount of fair value and cash flow hedges' ineffectiveness was not material. No amounts were recognized in our net income in fiscal 2006, 2005 and 2004 related to the component of the derivative instruments' gain or loss excluded from the assessment of hedge effectiveness. In addition, no amounts were recognized in our net income in fiscal 2006, 2005 and 2004 related to hedged firm commitments that no longer qualify as fair value hedges. All of these derivatives were recorded at their fair value on the balance sheet in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133").

Factors that could impact the effectiveness of our hedging programs for foreign currency include accuracy of sales estimates, volatility of currency markets and the cost and availability of hedging instruments. A 10 percent adverse change in currency exchange rates for our foreign currency derivatives held at June 30, 2006 would have an impact of approximately $3.2 million on the fair value of such instruments. This quantification of exposure to the market risk associated with foreign exchange financial instruments does not take into account the offsetting impact of changes in the fair value of our foreign denominated assets, liabilities and firm commitments.

Interest Rates: We utilize a balanced mix of debt maturities along with both fixed-rate and variable-rate debt and available lines of credit to manage our exposure to changes in interest rates. We do not expect changes in interest rates to have a material effect on income or cash flows in fiscal 2007, although there can be no assurances that interest rates will not change significantly.

Impact of Foreign Exchange

Approximately 44 percent of our international business was transacted in local currency environments in fiscal 2006, compared to 42 percent in fiscal 2005. The impact of translating the assets and liabilities of these operations to U.S. dollars is included as a component of shareholders' equity. At June 30, 2006, the cumulative translation adjustment increased shareholders' equity by $11.8 million compared to a reduction of $3.3 million at July 1, 2005. We utilize foreign currency hedging instruments to minimize the currency risk of international transactions. Gains and losses resulting from currency rate fluctuations did not have a material effect on our results in fiscal 2006, 2005 or 2004.

Impact of Inflation

To the extent feasible, we have consistently followed the practice of adjusting our prices to reflect the impact of inflation on salaries and fringe benefits for employees and the cost of purchased materials and services.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The following is not intended to be a comprehensive list of all of our accounting policies or estimates. Our significant accounting policies are more fully described in *Note 1: Significant Accounting Policies* in the Notes. In preparing our financial statements and accounting for the underlying transactions and balances, we apply our accounting policies and estimates as disclosed in the Notes. We consider the estimates discussed below as critical to an understanding of our financial statements because their application places the most significant demands on our judgment, with financial reporting results relying on estimates about the effect of matters that are inherently uncertain. Specific risks for these critical accounting estimates are described in the following paragraphs. The impact and any associated risks related to these estimates on our business operations are discussed throughout this MD&A where such estimates affect our reported and expected financial results. Senior management has discussed the development and selection of the critical accounting policies and estimates and the related disclosure included herein with the Audit Committee of our Board of Directors. Preparation of this Annual Report on Form 10-K requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Besides estimates that meet the "critical" accounting estimate criteria, we make many other accounting estimates in preparing our financial statements and related disclosures. All estimates, whether or not deemed critical, affect reported amounts of assets, liabilities, revenue and expenses as well as disclosures of contingent assets and liabilities. Estimates are based on experience and other information available prior to the issuance of the financial statements. Materially different results can occur as circumstances change and additional information becomes known, including for estimates that we do not deem "critical."

Revenue Recognition on Development and Production Contracts and Contract Estimates

A significant portion of our business is derived from development and production contracts, which are accounted for under the provisions of the American Institute of Certified Public Accountants' ("AICPA") audit and accounting guide, "Audits of Federal Government Contractors," and the AICPA's Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP 81-1"), and cost-reimbursable contracts with the U.S. Government also are specifically accounted for in accordance with Accounting Research Bulletin No. 43, Chapter 11, Section A, "Government Contracts, Cost-Plus-Fixed Fee Contracts" ("ARB 43").

Revenue related to development and production contracts is recorded using the percentage-of-completion method generally measured by the costs incurred on each contract to-date against estimated total contract costs at completion ("cost-to-cost") with consideration given for risk of performance and estimated profit. The percentage-of-completion method of revenue recognition is primarily used in our Government Communications Systems and RF Communications segments. Revenue is recorded on certain development and production contracts within our RF Communications segment using the units-of-delivery method rather than the cost-to-cost method. Under the units-of-delivery method, sales and profits are recorded based on the ratio of actual units delivered to estimated total units to be delivered under the contract. Amounts representing contract change orders, claims or other items that may change the scope of a contract are included in revenue only when they can be reliably estimated and realization is probable. Incentives or penalties and award fees applicable to performance on contracts are considered in estimating sales and profit rates, and are recorded when there is sufficient information to assess anticipated contract performance. Incentive provisions, which increase earnings based solely on a single significant event, generally are not recognized until the event occurs. Contracts generally are not segmented. If contracts are segmented, they meet the segmenting criteria stated in SOP 81-1.

Under the percentage-of-completion method of accounting, a single estimated total profit margin is used to recognize profit for each contract over its entire period of performance. Recognition of profit on development and production fixed-price contracts requires estimates of: the contract value or total contract revenue, the total cost at completion, and the measurement of progress toward completion. The estimated profit or loss on a contract is equal to the difference between the estimated contract value and the estimated total cost at completion. Due to the long-term nature of many of our programs, developing the estimated total cost at completion often requires significant judgment. Factors that must be considered in estimating the work to be completed include labor productivity and availability of labor, the nature and complexity of the work to be performed, availability and cost of materials, subcontractor performance, the impact of delayed performance, availability and timing of funding from the customer and the recoverability of claims outside the original contract included in any estimate to complete. We review cost performance and estimates to complete on our ongoing contracts at least quarterly and, in many cases, more frequently. If a change in estimated cost to complete a contract is determined to have an impact on contract earnings, we will record a positive or negative adjustment to estimated earnings when identified. Revenue and profits on a cost-reimbursable contract are recognized when allowable costs are incurred in an amount equal to the allowable costs plus the profit on those costs. These profits may be at a fixed or variable percentage of allowable costs, depending on the contract fee arrangement. Thus, cost-reimbursable contracts generally are not subject to the same estimation risks that affect fixed-price contracts. We have not made any material changes in the methodologies used to recognize revenue on development and production contracts or to estimate our costs related to development and production contracts in the past three fiscal years.

As of June 30, 2006, the amount of unbilled costs and accrued earnings on fixed-price contracts classified as Inventory on our Consolidated Balance Sheet was $137.3 million compared to $87.2 million as of July 1, 2005. These amounts include gross costs and accrued income, which is netted against billings and progress payments. A significant change in an estimate on one or more programs could have a material effect on our statement of financial position and results of operations. For example, a one percent variance in our estimate of accrued income booked as of June 30, 2006 on all open fixed-price contracts would impact our pre-tax income and our revenue from product sales and services by $6.7 million.

Provisions for Excess and Obsolete Inventory Losses

We value our inventory at the lower of cost or market. We balance the need to maintain prudent inventory levels to ensure competitive delivery performance with the risk of excess or obsolete inventory due to changing technology and customer requirements. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand, anticipated end of product life and production requirements. The review of excess and obsolete inventory primarily relates to all of our business segments. Several factors may influence the sale and use of our inventories, including our decisions to exit a product line, technological change and new product development. These factors could result in a change in the amount of obsolete inventory quantities on hand. Additionally, our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventory. In the future, if we determine that our inventory is overvalued, we would be required to recognize such costs in "Cost of product sales" in our Consolidated Statement of Income at the time of such determination. Likewise, if we determine our inventory is undervalued, we may have overstated "Cost of product sales" in previous periods and would be required to recognize such additional income. We have not made any material changes in the reserve methodology used to establish our inventory loss reserves during the past three fiscal years.

As of June 30, 2006, our reserve for excess and obsolete inventory was $69.7 million, or 12.9 percent of our gross inventory balance, which compares to our reserve of $68.2 million, or 16.4 percent of our gross inventory balance as of July 1, 2005. We recorded $81.3 million, $4.0 million and $5.0 million in inventory write-downs that either reduced our reserve for excess and obsolete inventory or our pre-tax income during fiscal 2006, 2005 and 2004, respectively. In fiscal 2006, we had significant write-downs in inventory due to the discontinuance of legacy products in our Microwave Communications segment and the relocation of European manufacturing activities in our Broadcast Communications segment. Although we make every reasonable effort to ensure the accuracy of our forecasts of future product demand, including the impact of planned future product launches, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and our reported operating results.

Valuation of Selected Investments

Selected investments are accounted for using the cost method of accounting and are evaluated for impairment if cost exceeds fair value. For those investments that are illiquid and privately held securities that do not have readily determinable fair values, the determination of fair value requires management to obtain independent appraisals, or to estimate the value of the securities without an independent appraisal based upon available information such as projected cash flows, comparable market prices of similar companies, recent acquisitions of similar companies made in the marketplace and a review of the financial and market conditions of the underlying company. We use judgment in estimating the fair value based on our evaluation of the investee and establishing an appropriate discount rate, terminal value and long-term growth rate to apply in our calculations. In instances where a security is subject to liquidation preferences or transfer restrictions, the value of the security is based primarily on the quoted price of the same security without liquidation preferences or transfer restrictions but may be reduced by an amount estimated to reflect such preferences or restrictions. In addition, even where the value of a selected investment is derived from an independent market price or broker or dealer quote, certain assumptions may be required to determine whether our selected investment is more or less marketable than those investments being quoted. We evaluate our selected investments for "other-than-temporary" impairment. Impairment may exist when the fair value of a selected investment has been, or is expected to be, below the carrying value for an extended period of time. If an "other-than-temporary" impairment is determined to exist, the difference between the value of the selected investment recorded on the financial statements and fair value is recognized as a charge to earnings in the period in which the impairment is determined to be other-than-temporary. We have not made any material changes in the methodology used to determine the valuation of our selected investments during the past three fiscal years.

As of June 30, 2006, the carrying amount of our selected investments that are included in the "Other assets" caption in our Consolidated Balance Sheet is $33.5 million, which compares to $39.3 million as of July 1, 2005. Independent appraisals were obtained to derive the fair value of these investments and a $5.8 million other-than-temporary impairment was recognized on these investments in fiscal 2006. We make every reasonable effort to ensure the accuracy of our estimate of the value of our selected investments. Any significant unanticipated changes in the underlying assumptions used by independent appraisers or us could have a significant impact on these estimates.

Goodwill

Under the provision of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("Statement 142"), we are required to perform an annual (or under certain circumstances more frequent) impairment test of our goodwill. Goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit, which we define as one of our business segments, with its net book value or carrying amount including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. The fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. We have not made any material changes in the methodology used to determine the valuation of our goodwill or the assessment of whether or not goodwill is impaired during the past three fiscal years.

There are many assumptions and estimates underlying the determination of the fair value of a reporting unit. These assumptions include projected cash flows, discount rates, comparable market prices of similar businesses, recent acquisitions of similar businesses made in the marketplace and a review of the financial and market conditions of the underlying business. We completed impairment tests as of March 30, 2006, with no adjustment to the carrying value of goodwill. Goodwill on our Consolidated Balance Sheet as of June 30, 2006 and July 1, 2005 was $951.1 million and $569.9 million, respectively. Although we make every reasonable effort to ensure the accuracy of our estimate of the fair value of our reporting units, future changes in the assumptions used to make these estimates could result in the recording of an impairment loss. A 10 percent decrease in our estimate of our Broadcast Communications segment's fair value would lead to further tests for impairment as described above. A 10 percent decrease, however, in our estimate of our other three segment's fair value would not lead to further tests for impairment as described above.

Income Taxes and Tax Valuation Allowances

We record the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in our Consolidated Balance Sheet, as well as operating loss and tax credit carryforwards. We follow very specific and detailed guidelines in each tax jurisdiction regarding the recoverability of any tax assets recorded on the balance sheet and provide necessary valuation allowances as required. Future realization of deferred tax assets ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryback or carryforward periods available under the tax law. We regularly review our deferred tax assets for recoverability based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. We have not made any material changes in the methodologies used to determine our tax valuation allowances during the past three fiscal years.

Our Consolidated Balance Sheet as of June 30, 2006 includes a current deferred tax asset of $105.0 million and a non-current deferred tax liability of $28.6 million. This compares to a current deferred tax asset of $96.0 million and a non-current deferred tax liability of $26.7 million as of July 1, 2005. For all jurisdictions for which we have net deferred tax assets, we expect that our existing levels of pre-tax earnings are sufficient to generate the amount of future taxable income needed to realize these tax assets. Our valuation allowance related to deferred income taxes, which is reflected in our Consolidated Balance Sheet, was $70.4 million as of June 30, 2006 and $47.7 million as of July 1, 2005. The increase in valuation allowance from fiscal 2005 to fiscal 2006 is primarily due to inventory write-downs and plant closures in Canada and Europe and the acquisition of Leitch. Although we make every reasonable effort to ensure the accuracy of our deferred tax assets, if we continue to operate at a loss in certain jurisdictions or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to increase the valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results.

Stock Options and Share-Based Compensation

Effective July 2, 2005, we adopted Statement 123R, which requires the measurement and recognition of compensation expense for all stock-based payments made to our employees, including employee stock option, performance share, performance unit, restricted stock and restricted unit awards based on estimated fair value. We previously applied the provisions of Accounting Principles Board Opinion, or APB, No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations and provided the required pro forma disclosures under Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("Statement 123").

We adopted Statement 123R using the modified prospective transition method beginning in fiscal 2006. Accordingly, during fiscal 2006 we recorded stock-based compensation expense for awards granted prior to but not yet vested as of the beginning of fiscal 2006 as if the fair value method required for pro forma disclosure under Statement 123 were in effect for expense recognition purposes adjusted for estimated forfeitures. For stock-based awards granted after the beginning of fiscal 2006, we recognized compensation expense based on the estimated grant date fair value method required under Statement 123R. The compensation expense for these awards was recognized using a straight-line amortization method. Our net income for fiscal 2006 includes a stock-based compensation expense of $18.6 million, or $.09 per share. As of June 30, 2006, the total unrecorded stock-based compensation balance for unvested shares, net of expected forfeitures, was $27.2 million, which is expected to be amortized over a weighted-average period of 1.7 years.

While fair value may be readily determinable for awards of stock, market quotes are not available for long-term, nontransferable stock options because these instruments are not traded. We currently use the Black-Scholes-Merton option-pricing model to estimate the fair value of stock options. Option valuation models require the input of highly subjective assumptions, including but not limited to stock price volatility and stock option exercise behavior. We expect to continue to use the Black-Scholes-Merton model for valuing our stock-based compensation expense. However, our estimate of future stock-based compensation expense will be affected by a number of items including our stock price, the number of stock options we may grant in the future, as well as a number of complex and subjective valuation assumptions and the related tax effect. These valuation assumptions include, but are not limited to, the volatility of our stock price, expected life and stock option exercise behaviors. We have not made any material changes in the methodologies used to determine the assumptions we use to estimate the fair value of our stock options during the past three fiscal years.

A change in any of these assumptions could materially affect the estimated fair value of any given grant and cause our results to be materially different. For example, a one-year increase in the estimated term of our stock options granted during fiscal 2006 would have increased our compensation expense by $0.9 million in fiscal 2006 and a 400 basis-point increase in the assumed volatility rate of our stock options granted during fiscal 2006 would have increased our compensation expense by $0.7 million in fiscal 2006. See *Note 15: Stock Options and Share-Based Compensation* in the Notes for further information related to stock options and share-based compensation.

Impact of Recently Issued Accounting Pronouncements

As described in *Note 3: Accounting Changes or Recent Pronouncements* in the Notes, there are accounting pronouncements that have recently been issued but have not yet been implemented by us. *Note 3* describes the potential impact that these pronouncements are expected to have on our financial position, results of operations and cash flows.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT MAY AFFECT FUTURE RESULTS

The following are some of the factors we believe could cause our actual results to differ materially from expected and historical results. Other factors besides those listed here also could adversely affect us. See "Item 1A. Risk Factors" above for more information regarding factors that might cause our results to differ materially from those expressed or implied by the forward-looking statements contained in this Annual Report on Form 10-K.

- We participate in markets that are often subject to uncertain economic conditions, which makes it difficult to estimate growth in our markets and, as a result, future income and expenditures.
- We depend on the U.S. Government for a significant portion of our revenue, and the loss of this relationship or a shift in U.S. Government funding priorities could have adverse consequences on our future business.

- We depend significantly on our U.S. Government contracts, which often are only partially funded, subject to immediate termination, and heavily regulated and audited. The termination or failure to fund one or more of these contracts could have an adverse impact on our business.
- We enter into fixed-price contracts that could subject us to losses in the event of cost overruns.
- We derive a substantial portion of our revenue from international operations and are subject to the risks of doing business in foreign countries, including fluctuations in foreign currency exchange rates.
- Our future success will depend on our ability to develop new products that achieve market acceptance.
- We cannot predict the consequences of future geo-political events, but they may affect adversely the markets in which we operate, our ability to insure against risks, our operations or our profitability.
- We have made, and may continue to make, strategic acquisitions that involve significant risks and uncertainties.
- The inability of our subcontractors to perform, or our key suppliers to deliver our components or products, could cause our products to be produced in an untimely or unsatisfactory manner.
- Third parties have claimed in the past and may claim in the future that we are infringing upon their intellectual property rights, and third parties may infringe upon our intellectual property rights.
- The outcome of litigation or arbitration in which we are involved is unpredictable and an adverse decision in any such matter could have a material adverse affect on our financial position and results of operations.
- We are subject to customer credit risk.
- The fair values of our portfolio of passive investments are subject to significant price volatility or erosion.
- Developing new technologies entails significant risks and uncertainties.
- We have significant operations in Florida that could be materially and adversely impacted in the event of a hurricane, and operations in California that could be materially and adversely impacted in the event of an earthquake.
- Changes in our effective tax rate may have an adverse effect on our results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

In the normal course of doing business, we are exposed to the risks associated with foreign currency exchange rates and changes in interest rates. We employ established policies and procedures governing the use of financial instruments to manage our exposure to such risks. For a discussion of such policies and procedures and the related risks, see "Financial Risk Management" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," which is incorporated by reference into this Item 7A.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

INDEX TO FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Harris Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is designed to provide reasonable assurance, based on an appropriate cost-benefit analysis, regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. Based on management's assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of June 30, 2006.

Management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting the internal controls of Leitch Technology Corporation ("Leitch") acquired by the Company during fiscal 2006, which is included in the 2006 consolidated financial statements of the Company and constituted $543 million and $481 million of total assets and net assets, respectively, as of June 30, 2006. Leitch's revenue was $154 million for the year ended June 30, 2006. Leitch's total assets and net assets as of June 30, 2006 were 17 percent and 29 percent of the Company's total assets and net assets, respectively. Leitch's revenue for the year ended June 30, 2006 was 4 percent of the Company's total revenue. Management will include the internal controls of Leitch in its assessment of the effectiveness of the Company's internal control over financial reporting for fiscal 2007.

The Company's independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on management's assessment and the effectiveness of the Company's internal control over financial reporting. This report appears on page 55.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Harris Corporation

We have audited the accompanying consolidated balance sheets of Harris Corporation and subsidiaries as of June 30, 2006 and July 1, 2005, and the related consolidated statements of income, cash flows, and comprehensive income and shareholders' equity, for each of the three years in the period ended June 30, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15(1). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Harris Corporation and subsidiaries at June 30, 2006 and July 1, 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Harris Corporation's internal control over financial reporting as of June 30, 2006, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 25, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of Harris Corporation's internal control over financial reporting and an unqualified opinion on the effectiveness of Harris Corporation's internal control over financial reporting.

/s/ Ernst & Young LLP
Certified Public Accountants

Jacksonville, Florida
August 25, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Harris Corporation

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Harris Corporation maintained effective internal control over financial reporting as of June 30, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Harris Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of, and conclusion on, the effectiveness of internal control over financial reporting did not include the internal controls of Leitch Technology Corporation ("Leitch"), which is included in the 2006 consolidated financial statements of Harris Corporation and constituted $543 million and $481 million of total assets and net assets, respectively, as of June 30, 2006. Leitch's revenue was $154 million for the year ended June 30, 2006. Our audit of internal control over financial reporting of Harris Corporation also did not include an evaluation of the internal control over financial reporting of Leitch.

In our opinion, management's assessment that Harris Corporation maintained effective internal control over financial reporting as of June 30, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Harris Corporation maintained, in all material respects, effective internal control over financial reporting as of June 30, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Harris Corporation and subsidiaries as of June 30, 2006 and July 1, 2005, and the related consolidated statements of income, cash flows, and comprehensive income and shareholders' equity, for each of the three years in the period ended June 30, 2006 and our report dated August 25, 2006, expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Certified Public Accountants

Jacksonville, Florida
August 25, 2006

CONSOLIDATED STATEMENT OF INCOME

	Fiscal Years Ended 2006	2005	2004
	(In millions, except per share amounts)		
Revenue from product sales and services			
Revenue from product sales	$ 2,681.6	$ 2,366.3	$ 2,127.6
Revenue from services	793.2	634.3	391.0
	3,474.8	3,000.6	2,518.6
Cost of product sales and services			
Cost of product sales	(1,744.5)	(1,669.2)	(1,548.5)
Cost of services	(628.2)	(507.6)	(339.8)
	(2,372.7)	(2,176.8)	(1,888.3)
Engineering, selling and administrative expenses	(695.4)	(502.6)	(421.0)
Non-operating income (loss)	(1.2)	(6.3)	(11.0)
Interest income	11.8	7.5	6.2
Interest expense	(36.5)	(24.0)	(24.5)
Income from continuing operations before income taxes	380.8	298.4	180.0
Income taxes	(142.9)	(96.2)	(54.3)
Income from continuing operations	237.9	202.2	125.7
Discontinued operations net of income taxes	—	—	7.1
Net income	$ 237.9	$ 202.2	$ 132.8
Net income per common share			
Basic			
Continuing operations	$ 1.79	$ 1.52	$ .95
Discontinued operations	—	—	.05
	$ 1.79	$ 1.52	$ 1.00
Diluted			
Continuing operations	$ 1.71	$ 1.46	$ .92
Discontinued operations	—	—	.05
	$ 1.71	$ 1.46	$ .97

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET

	June 30, 2006	July 1, 2005
	(In millions)	
Assets		
Current Assets		
Cash and cash equivalents	$ 181.3	$ 377.6
Short-term investments	112.6	—
Receivables	560.6	494.0
Inventories	468.9	347.8
Deferred income taxes	105.0	96.0
Total current assets	1,428.4	1,315.4
Other Assets		
Property, plant and equipment	365.3	307.8
Goodwill	951.1	569.9
Identifiable intangible assets	193.4	99.1
Non-current notes receivable	4.3	13.6
Other assets	199.8	151.6
	1,713.9	1,142.0
	$3,142.3	$2,457.4
Liabilities and Shareholders' Equity		
Current Liabilities		
Short-term debt	$ 0.2	$ 4.2
Accounts payable	235.6	163.7
Compensation and benefits	198.4	164.1
Other accrued items	148.5	114.1
Advance payments and unearned income	129.9	139.0
Income taxes payable	38.1	5.1
Current portion of long-term debt	1.4	—
Total current liabilities	752.1	590.2
Other Liabilities		
Non-current deferred income taxes	28.6	26.7
Long-term debt	699.5	401.4
Shareholders' Equity		
Preferred stock, without par value; 1,000,000 shares authorized; none issued	—	—
Common stock, $1.00 par value; 250,000,000 shares authorized; issued and outstanding 132,842,734 shares at June 30, 2006 and 132,940,080 shares at July 1, 2005	132.8	132.9
Other capital	264.8	219.1
Retained earnings	1,252.8	1,093.7
Unearned compensation	—	(3.3)
Accumulated other comprehensive income (loss)	11.7	(3.3)
Total shareholders' equity	1,662.1	1,439.1
	$3,142.3	$2,457.4

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Fiscal Years Ended		
	2006	2005	2004
		(In millions)	
Operating Activities			
Net income	$ 237.9	$ 202.2	$ 132.8
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	98.4	82.6	60.1
Non-current deferred income tax	(1.8)	16.5	23.2
(Gain) loss on the sale of securities available-for-sale	—	3.7	(2.3)
Gain on the sale of the tools and test systems product line	—	—	(18.9)
(Increase) decrease in:			
Accounts and notes receivable	(34.9)	2.7	(27.4)
Inventories	(81.0)	(17.0)	46.7
Increase (decrease) in:			
Accounts payable and accrued expenses	85.5	(3.5)	46.8
Advance payments and unearned income	(9.9)	(11.2)	22.6
Income taxes	47.1	28.1	(25.7)
Other	(7.1)	34.7	31.3
Net cash provided by operating activities	334.2	338.8	289.2
Investing Activities			
Cash paid for acquired businesses	(509.6)	(427.3)	—
Additions of property, plant and equipment	(101.8)	(75.0)	(66.4)
Additions of capitalized software	(44.6)	(23.8)	(10.7)
Cash paid for selected investments	—	—	(2.8)
Cash paid for short-term investments available-for-sale	(335.8)	(30.0)	(334.2)
Proceeds from the sale of short-term investments available-for-sale	223.2	226.0	264.3
Proceeds from the sale of securities available-for-sale	—	13.4	7.9
Proceeds from the sale of the tools and test systems product line	—	—	44.7
Net cash used in investing activities	(768.6)	(316.7)	(97.2)
Financing Activities			
Proceeds from borrowings	345.3	126.5	6.6
Repayment of borrowings	(55.1)	(134.9)	(30.2)
Proceeds from exercise of employee stock options	33.8	19.8	28.8
Repurchases of common stock	(44.9)	(56.4)	(56.5)
Cash dividends	(42.7)	(31.9)	(26.6)
Net cash provided by (used in) financing activities	236.4	(76.9)	(77.9)
Effect of exchange rate changes on cash and cash equivalents	1.7	0.9	0.9
Net increase (decrease) in cash and cash equivalents	(196.3)	(53.9)	115.0
Cash and cash equivalents, beginning of year	377.6	431.5	316.5
Cash and cash equivalents, end of year	$ 181.3	$ 377.6	$ 431.5

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND SHAREHOLDERS' EQUITY

	Common Stock	Other Capital	Retained Earnings	Unearned Comp.	Accumulated Other Comprehensive Income (Loss) — Net Unrealized Gain (Loss) from Marketable Securities	Net Unrealized Gain (Loss) from Hedging Derivatives	Currency Translation	Total
	(In millions, except per share amounts)							
Balance at June 27, 2003	**$132.8**	**$163.3**	**$ 905.3**	**$(5.2)**	**$0.1**	**$(0.1)**	**$(13.0)**	**$1,183.2**
Net income	—	—	132.8	—	—	—	—	132.8
Foreign currency translation	—	—	—	—	—	—	6.9	6.9
Net unrealized loss on hedging derivatives net of income taxes of $(1.2)	—	—	—	—	—	(1.9)	—	(1.9)
Net unrealized loss on securities net of income taxes of $(0.5)	—	—	—	—	(0.8)	—	—	(0.8)
Comprehensive income								137.0
Shares issued under stock incentive plans (2,375,344 shares)	2.4	34.6	—	—	—	—	—	37.0
Shares granted under stock incentive plans (250,334 shares)	0.2	4.2	—	(4.4)	—	—	—	—
Compensation expense	—	—	—	5.6	—	—	—	5.6
Termination and award of shares granted under stock incentive plans (110,330 shares)	(0.1)	(1.5)	—	0.7	—	—	—	(0.9)
Repurchases and retirement of common stock (2,608,800 shares)	(2.6)	(10.0)	(43.9)	—	—	—	—	(56.5)
Cash dividends ($0.20 per share)	—	—	(26.6)	—	—	—	—	(26.6)
Balance at July 2, 2004	**132.7**	**190.6**	**967.6**	**(3.3)**	**(0.7)**	**(2.0)**	**(6.1)**	**1,278.8**
Net income	—	—	202.2	—	—	—	—	202.2
Foreign currency translation	—	—	—	—	—	—	2.8	2.8
Net unrealized gain on hedging derivatives net of income taxes of $(0.8)	—	—	—	—	—	1.5	—	1.5
Net unrealized gain on securities net of income taxes of $(0.7)	—	—	—	—	1.2	—	—	1.2
Comprehensive income								207.7
Shares issued under stock incentive plans (1,872,704)	1.9	31.5	—	—	—	—	—	33.4
Shares granted under stock incentive plans (352,112)	0.3	8.7	—	(9.0)	—	—	—	—
Compensation expense	—	—	—	9.0	—	—	—	9.0
Termination and award of shares granted under stock incentive plans (99,352)	(0.1)	(1.4)	—	—	—	—	—	(1.5)
Repurchases and retirement of common stock (1,874,000)	(1.9)	(10.3)	(44.2)	—	—	—	—	(56.4)
Cash dividends ($0.24 per share)	—	—	(31.9)	—	—	—	—	(31.9)
Balance at July 1, 2005	**132.9**	**219.1**	**1,093.7**	**(3.3)**	**0.5**	**(0.5)**	**(3.3)**	**1,439.1**
Net income	—	—	237.9	—	—	—	—	237.9
Foreign currency translation	—	—	—	—	—	—	15.1	15.1
Net unrealized gain on hedging derivatives net of income taxes of $(0.3)	—	—	—	—	—	0.4	—	0.4
Net unrealized loss on securities net of income taxes of $(0.3)	—	—	—	—	(0.5)	—	—	(0.5)
Comprehensive income								252.9
Shares issued under stock incentive plans (1,583,188)	1.6	36.2	—	—	—	—	—	37.8
Compensation expense	—	18.6	—	—	—	—	—	18.6
Statement 123R transition impact on performance shares (765,222)	(0.7)	(2.6)	—	3.3	—	—	—	—
Debt converted to shares of common stock (20,350)	—	0.5	—	—	—	—	—	0.5
Award of shares granted under stock incentive plans (114,338)	0.1	0.7	—	—	—	—	—	0.8
Repurchases and retirement of common stock (1,050,000)	(1.1)	(7.7)	(36.1)	—	—	—	—	(44.9)
Cash dividends ($0.32 per share)	—	—	(42.7)	—	—	—	—	(42.7)
Balance at June 30, 2006	**$132.8**	**$264.8**	**$1,252.8**	**$ —**	**$—**	**$(0.1)**	**$ 11.8**	**$1,662.1**

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation — The consolidated financial statements include the accounts of Harris Corporation and its subsidiaries. As used in these Notes to Consolidated Financial Statements, the terms "Harris," "we," "our" and "us" refer to Harris Corporation and its consolidated subsidiaries. Significant intercompany transactions and accounts have been eliminated.

Use of Estimates — These consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles and require management to make estimates and assumptions. These assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on experience and other information available prior to issuance of the financial statements. Materially different results can occur as circumstances change and additional information becomes known.

Fiscal Year — Our fiscal year ends on the Friday nearest June 30. Fiscal 2006 includes 52 weeks, fiscal 2005 includes 52 weeks, and fiscal 2004 includes 53 weeks.

Common Stock Split — On February 25, 2005, our Board of Directors approved a two-for-one stock split in the form of a 100 percent stock dividend to our stockholders of record on March 14, 2005. The distribution of shares was completed on March 30, 2005. The total number of authorized shares and associated par value were unchanged by this action. As required, we transferred on our books the par value of $1 per share for each share distributed on March 30, 2005 from other capital to common stock. All share and per-share amounts in the Consolidated Statement of Income, Consolidated Balance Sheet, Consolidated Statement of Comprehensive Income and Shareholders' Equity and these Notes to Consolidated Financial Statements reflect the stock split, applied retroactively, for all periods presented.

Cash and Cash Equivalents — Cash equivalents are temporary cash investments with a maturity of three or fewer months when purchased. These investments include accrued interest and are carried at the lower of cost or market.

Short-term Investments — Investments with original maturities greater than three months are accounted for in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and are classified accordingly at the time of purchase. At June 30, 2006, our investment in short-term investments consisted primarily of investment grade auction rate preferred stock with no maturity and investment grade auction rate municipal notes and bonds with maturities that could range from 16 years to 28 years. These investments have characteristics similar to short-term investments, because at pre-determined intervals, generally ranging from 29 to 49 days, there is a new auction process at which the interest rates for these Auction Rate Securities ("ARS") are reset to current interest rates. At the end of such period, we choose to roll-over our holdings or redeem the investments for cash. A "market maker" facilitates the redemption of the ARS and the underlying issuers are not required to redeem the investment within 90 days. All of these short-term investments were classified as available-for-sale and reported at fair value. Due to the frequent nature of the reset feature, the investment's market price approximates its fair value; therefore, there are no realized or unrealized gains or losses associated with these investments. See the caption "Reclassifications" in this *Note 1: Significant Accounting Policies* for additional information.

Selected Investments — Selected investments are investments in securities that do not have readily determinable fair values. Selected investments are accounted for using the cost method of accounting and are evaluated for impairment if cost exceeds fair value. The determination of fair value requires management to obtain independent appraisals, or to estimate the value of the securities without an independent appraisal based upon available information such as projected cash flows, comparable market prices of similar companies, recent acquisitions of similar companies made in the marketplace and a review of the financial and market conditions of the underlying company. "Non-operating income (loss)" in our Consolidated Statement of Income included impairment write-downs of $1.8 million related to our investment in AuthenTec, Inc. and $4.0 million related to our investment in Terion, Inc. in fiscal 2006; and $3.8 million related to our investment in AuthenTec, Inc., $2.9 million related to our investment in Terion, Inc. and $1.0 million related to our interest in Teltronics, Inc. in fiscal 2005. These write-downs were the result of less than expected operating results and downward revisions of forecasted future results. $33.5 million of selected investments at June 30, 2006 and $39.3 million at July 1, 2005 are included in the "Other assets" caption on our Consolidated Balance Sheet. We obtained independent appraisals for these selected investments to determine their fair value during fiscal 2006. See *Note 9: Selected Investments* for additional information.

Fair Value of Financial Instruments — The carrying amounts reflected in our Consolidated Balance Sheet for cash and cash equivalents, short-term investments, cost method investments, non-current receivables, notes receivable and short-term and long-term debt approximate their fair values, except for our 3.5% Convertible Debentures due 2022, which have a fair value in excess of their carrying value. Fair values are based primarily on quoted market prices for those or similar instruments or independent appraisals. A discussion of fair values for our derivative financial instruments is included under the caption "Financial Instruments and Risk Management" in this *Note 1: Significant Accounting Policies.*

Accounts Receivable — We record receivables at net realizable value. This value includes an allowance for estimated uncollectible accounts to reflect any loss anticipated on the accounts receivable balances and charged to the provision for doubtful accounts. We calculate this allowance based on our history of write-offs, level of past due accounts and economic status of the customers. See *Note 5: Receivables* for additional information.

Inventories — Inventories are valued at the lower of cost (determined by average and first-in, first-out methods) or market. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements. See *Note 6: Inventories* for additional information regarding inventories.

Property, Plant and Equipment — Property, plant and equipment are carried on the basis of cost. Depreciation of buildings, machinery and equipment is computed by the straight-line and accelerated methods. The estimated useful lives of buildings generally range between 3 and 50 years. The estimated useful lives of machinery and equipment generally range between 3 and 10 years. See *Note 7: Property, Plant and Equipment* for additional information regarding property, plant and equipment.

Income Taxes — We follow the liability method of accounting for income taxes. We record the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in our Consolidated Balance Sheet, as well as operating loss and tax credit carryforwards. We follow very specific and detailed guidelines in each tax jurisdiction regarding the recoverability of any tax assets recorded on the balance sheet and provide necessary valuation allowances as required. We regularly review our deferred tax assets for recoverability based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. See *Note 22: Income Taxes* for additional information regarding income taxes.

Goodwill — Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. In accordance with Statement 142, indefinite-life identifiable intangible assets and goodwill are not amortized. Under the provisions of Statement 142, we are required to perform an annual (or under certain circumstances more frequent) impairment test of our goodwill. Goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit, which we define as our business segments, with its net book value or carrying amount including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. The fair value of the reporting unit is allocated to all of the assets and liabilities of that unit including any unrecognized intangible assets as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. See *Note 8: Goodwill and Other Intangible Assets* for additional information regarding goodwill.

Impairment of Long-Lived Assets and Identifiable Intangible Assets — We assess the recoverability of the carrying value of our long-lived assets and identifiable intangible assets with finite useful lives whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. We evaluate the recoverability of such assets based upon the expectations of undiscounted cash flows from such assets. If the sum of the expected future undiscounted cash flows were less than the carrying amount of the asset, a loss would be recognized for the difference between the fair value and the carrying amount. Identifiable intangible assets are amortized on a straight-line basis over their useful lives. See *Note 7: Property, Plant and Equipment* and *Note 8: Goodwill and Other Intangible Assets* for additional information regarding long-lived assets and identifiable intangible assets.

Other Accrued Items and Other Assets — No accrued liabilities or expenses within the caption "Other accrued items" on our Consolidated Balance Sheet exceed 5 percent of our total current liabilities as of June 30, 2006 or as of July 1, 2005. No current assets other than those already disclosed on the Consolidated Balance Sheet exceed 5 percent of our total current assets as of June 30, 2006 or as of July 1, 2005. No assets within the caption "Other assets" on the Consolidated Balance Sheet exceed 5 percent of total assets as of June 30, 2006 or as of July 1, 2005.

Warranties — On development and production contract sales in our Government Communications Systems and RF Communications segments, the value or price of our warranty is generally included in the contract and funded by the customer. A provision for warranties is built into the estimated program costs when determining the profit rate to accrue when applying the cost-to-cost percentage of completion revenue recognition method. Warranty costs, if incurred, are charged to the specific program's cost and both revenue and cost are recognized at that time. Factors that affect the estimated program cost for warranty include terms of the contract, number of installed units, historical experience and management's judgment regarding anticipated rates of warranty claims and cost per claim.

On product sales in our RF Communications, Microwave Communications and Broadcast Communications segments, we provide for future warranty costs upon product delivery. The specific terms and conditions of those warranties vary depending upon the product sold and country in which we do business. In the case of products sold by us, our warranties generally start from the delivery date and continue as follows:

Segment	Warranty Periods
RF Communications	One to twelve years
Microwave Communications	Two to three years
Broadcast Communications	One to five years

Because our products are manufactured, in many cases, to customer specifications and their acceptance is based on meeting those specifications, we historically have experienced minimal warranty costs. Factors that affect our warranty liability include the number of installed units, historical experience and management's judgment regarding anticipated rates of warranty claims and cost per claim. We assess the adequacy of our recorded warranty liabilities every quarter and make adjustments to the liability as necessary.

Automation software products sold by our Broadcast Communications segment and network management software products sold by our Microwave Communications segment generally carry a 30- to 90-day warranty from the date of customer acceptance. Our liability under these warranties is either to provide a corrected copy of any portion of the software found not to be in substantial compliance with the agreed upon specifications, or to provide a full refund.

Software license agreements in our Broadcast Communications and Microwave Communications segments generally include provisions for indemnifying customers against certain specified liabilities should our software products infringe a third party's intellectual property rights. To date, we have not incurred any material costs as a result of such indemnification and have not accrued any liabilities related to such obligations in our consolidated financial statements. See *Note 10: Accrued Warranties* for additional information regarding warranties.

Foreign Currency Translation — The functional currency for most international subsidiaries is the local currency. Assets and liabilities are translated at current rates of exchange and income and expense items are translated at the weighted average exchange rate for the year. The resulting translation adjustments are recorded as a separate component of shareholders' equity.

Unearned Compensation — Prior to the July 2, 2005 start of our fiscal year 2006, we accounted for the share-based compensation granted under our stock incentive plans under the recognition and measurement provisions of APB 25. In accordance with APB 25 compensation resulting from performance shares granted under our stock incentive plan was amortized to expense over the performance period and adjusted for changes in the market value of our common stock.

Stock Options and Share-Based Compensation — Prior to the July 2, 2005 start of our fiscal year 2006, we accounted for the share-based compensation granted under our stock incentive plans under the recognition and measurement provisions of APB 25. In accordance with APB 25 we used the intrinsic-value method of accounting for stock option awards to employees and accordingly did not recognize compensation expense for our stock option awards to employees in our Consolidated Statement of Income, as all option exercise prices were 100 percent of fair market value on the date the options were granted. Effective July 2, 2005, we implemented Statement 123R for all share-based compensation that was not vested as of the end of our fiscal year 2005. In accordance with Statement 123R, we measure compensation cost for all share-based payments (including employee stock options) at fair value and recognize cost over the vesting period. It is our policy to issue shares when options are exercised. We also repurchase shares of our common stock to offset the dilutive effect of shares issued under our stock incentive plans. See *Note 3: Accounting Changes or Recent Pronouncements* and *Note 15: Stock Options and Share-Based Compensation* for additional information regarding stock options, performance shares and restricted stock including the impact of implementing Statement 123R on our results of operations and cash flows.

Revenue Recognition — Our segments have the following revenue recognition policies:

Government Communications Systems segment: Revenue in our Government Communications Systems segment primarily relates to development and production contracts. Recognition of profit on development and production fixed-price contracts requires estimates of: the total contract value; the total cost at completion; and the measurement of progress towards completion. Revenue and profits on cost-reimbursable contracts are recognized as allowable costs are incurred on the contract, and become billable to the customer, in an amount equal to the allowable costs plus the profit on those costs. Revenue and anticipated profits under development and production contracts are recorded on a percentage-of-completion basis, generally using the cost-to-cost method of accounting where sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion. Contracts are combined when specific aggregation criteria stated in SOP 81-1 are met. Criteria generally include closely interrelated activities performed for a single customer within the same economic environment. Contracts generally are not segmented. If contracts are segmented, they meet the segmenting criteria stated in SOP 81-1. Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable. Incentives or penalties and awards applicable to performance on contracts are considered in estimating sales and profit rates and are recorded when there is sufficient information to assess anticipated contract performance. Incentive provisions, which increase earnings based solely on a single significant event, are generally not recognized until the event occurs. When adjustments in contract value or estimated costs are determined, any changes from prior estimates are reflected in earnings in the current period. Anticipated losses on contracts or programs in progress are charged to earnings when identified.

This segment also has revenue from product sales other than development and production contracts and revenue from service arrangements, which are recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collectibility is probable, delivery of a product has occurred, and title has transferred or services have been rendered. Further, if an arrangement other than a development and production contract requires the delivery or performance of multiple deliverables or elements under a bundled sale, we determine whether the individual elements represent "separate units of accounting" under the requirements of Emerging Issues Task Force Issue 00-21, "Multiple-Deliverable Revenue Arrangements" ("EITF 00-21"). If the separate elements meet the requirements listed in EITF 00-21, we recognize the revenue associated with each element separately and contract revenue is allocated among elements based on relative fair value. If the elements within a bundled sale are not considered separate units of accounting, the delivery of an individual element is considered not to have occurred if there are undelivered elements that are essential to the functionality. Unearned income on service contracts is amortized by the straight-line method over the term of the contracts. Also, if contractual obligations related to customer acceptance exist, revenue is not recognized for a product or service unless these obligations are satisfied.

RF Communications segment: Revenue in our RF Communications segment primarily relates to product and services sales. Revenue recognition from development and production contracts and other than development and production contracts sales follows the same policies as stated under our Government Communications Systems segment's revenue recognition policy above except that our RF Communications segment sometimes uses the units-of-delivery method of accounting rather than the cost-to-cost method of accounting for production contracts that call for the delivery of larger quantities of products. Under the units-of-delivery method, sales and profits are recorded based on the ratio of actual units delivered to estimated total units to be delivered under the contract.

Microwave Communications segment: Revenue in our Microwave Communications segment primarily relates to product and services sales. Revenue recognition from development and production contracts and other than development and production contracts sales follows the same policies as stated under our Government Communications Systems segment's revenue recognition policy above.

Broadcast Communications segment: Revenue in our Broadcast Communications segment primarily relates to product and services sales and software licenses. Revenue recognition from development and production contracts and other than development and production contracts sales follows the same policies as stated under our Government Communications Systems segment's revenue recognition policy above. This segment derives a portion of its revenue from the licensing of software with multi-year maintenance arrangements. The amount of revenue allocated to undelivered elements under these bundled software licenses is based on the vendor-specific objective evidence of fair value for those elements using the residual method. Under the residual method, the total fair value of the undelivered elements, as indicated by vendor-specific objective evidence, is recorded as unearned, and the difference between the total arrangement fee and the amount recorded as unearned for the undelivered elements is recognized as revenue related to delivered elements. Unearned revenue due to undelivered elements is recognized ratably on a straight-line basis over the maintenance agreement.

Other: Royalty income is included as a component of "Non-operating income (loss)" on the Consolidated Statement of Income and is recognized on the basis of terms specified in contractual agreements. Shipping and handling fees billed to customers are classified on the Consolidated Statement of Income as "Revenue from product sales" and the associated costs are classified in "Cost of product sales." Also, we record taxes collected from customers and remitted to governmental authorities on a net basis in that they are excluded from revenues.

Retirement Benefits — As of June 30, 2006, we provide retirement benefits to substantially all domestic employees primarily through a defined contribution retirement plan having profit sharing, matching and savings elements. Contributions by us to the retirement plan are based on profits and employees' savings with no other funding requirements. We may make additional contributions to the plan at our discretion. Retirement benefits also include an unfunded limited healthcare plan for U.S.-based retirees and employees on long-term disability. We accrue the estimated cost of these medical benefits, which are not material, during an employee's active service life.

Retirement plan expense amounted to $103.9 million in fiscal 2006, $87.0 million in fiscal 2005 and $71.8 million in fiscal 2004.

Environmental Expenditures — We capitalize environmental expenditures that increase the life or efficiency of property or that reduce or prevent environmental contamination. We accrue environmental expenses resulting from existing conditions that relate to past operations when the costs are probable and reasonably estimable.

We are named as a potentially responsible party at 16 sites where future liabilities could exist. These sites include two sites owned by us, seven sites associated with our former graphics or semiconductor locations and seven treatment or disposal sites not owned by us that contain hazardous substances allegedly attributable to us from past operations. Based on an assessment of relevant factors, we have estimated that our discounted liability under the Superfund Act and other environmental statutes and regulations for identified sites, using a 7.5 percent discount rate, is approximately $4.3 million. This liability is accrued in the June 30, 2006 Consolidated Balance Sheet. The expected aggregate undiscounted amount that will be incurred over the next 15 to 20 years (depending on the number of years for each site) is approximately $6.6 million. The expected payments for the next five years are: fiscal 2007 — $0.6 million; fiscal 2008 — $1.0 million; fiscal 2009 — $0.6 million; fiscal 2010 — $0.7 million; fiscal 2011 — $0.4 million; and the aggregate amount thereafter is approximately $3.3 million. The relevant factors we considered in estimating our potential liabilities under the Superfund Act and other environmental statutes and regulations include cost-sharing agreements with other parties and the potential indemnification from successor and predecessor owners of these sites. We do not believe that uncertainties with respect to these relevant factors would materially affect our potential liability under the Superfund Act and other environmental statutes and regulations.

Financial Guarantees and Commercial Commitments — Guarantees are contingent commitments issued to guarantee the performance of a customer to a third party in borrowing arrangements, such as commercial paper issuances, bond financings and similar transactions. The terms of the guarantees are equal to the remaining term of the related debt, which are limited to one year or less. The maximum potential amount of future payments we could be required to make under our guarantees at June 30, 2006 is $0.4 million. At June 30, 2006, there are no guarantees accrued for in our Consolidated Balance Sheet. We also hold insurance policies with third parties to mitigate the risk of loss on a portion of these guarantees. We have entered into commercial commitments in the normal course of business including surety bonds, standby letter of credit agreements and other arrangements with financial institutions and customers primarily relating to the guarantee of future performance on certain contracts to provide products and services to customers and to obtain insurance policies with our insurance carriers. At June 30, 2006, we had commercial commitments of $81.4 million.

Financial Instruments and Risk Management — Statement 133 requires us to recognize all derivatives on the Consolidated Balance Sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

As part of our risk management program we use a combination of foreign currency options and foreign currency forward contracts to hedge against risks associated with anticipated cash flows that are probable of occurring in the future and cash flows that are fixed or firmly committed. These derivatives have only nominal intrinsic value at the time of purchase and have a high degree of correlation to the anticipated cash flows they are designated to hedge. Hedge effectiveness is determined by the correlation of the anticipated cash flows and the maturity dates of the derivatives used to hedge these cash flows. We do not hold or issue derivative financial instruments for trading purposes.

We account for our instruments used to hedge against the currency risk and market fluctuation risk associated with anticipated or forecasted cash flows that are probable of occurring in the future as cash flow hedges. In accordance with Statement 133, such financial instruments are marked-to-market using forward prices and fair value quotes with the offset to other comprehensive income, net of hedge ineffectiveness. The foreign currency options and forward contracts are subsequently recognized as a component of "Cost of product sales" on the Consolidated Statement of Income when the underlying net cash flows are realized. Unrealized losses are recorded in "Other accrued items" on the Consolidated Balance Sheet with the offset to other comprehensive income, net of hedge ineffectiveness. Unrealized gains are recorded as "Other assets" on the Consolidated Balance Sheet with the offset to other comprehensive income, net of hedge ineffectiveness.

We are exposed to credit losses in the event of non-performance by counterparties to these financial instruments, but we do not expect any of the counterparties to fail to meet their obligations. To manage credit risks, we select counterparties based on credit ratings, limit our exposure to a single counterparty under defined guidelines and monitor the market position with each counterparty. In the event of the termination of a derivative designated as a hedge, the settlement would be charged to the Consolidated Statement of Income as a component of "Non-operating income (loss)."

Net Income Per Share — Net income per share is based upon the weighted average number of common shares outstanding during each year. See *Note 16: Net Income Per Share* for additional information regarding net income per share.

Reclassifications — Certain prior-year amounts have been reclassified on the consolidated financial statements to conform with current-year classifications. These reclassifications include: moving additions of capitalized software from cash flows from operating activities to cash flows from investing activities on our Consolidated Statement of Cash Flows, including unbilled costs and accrued earnings on fixed-price contracts within inventories on our Consolidated Balance Sheet and changing the classification of the reduction of income tax paid as a result of the deduction related to employees' exercise of stock options from financing activities to operating activities in our Consolidated Statement of Cash Flows.

Investments in investment grade ARS are classified as short-term investments. ARS generally have long-term stated maturities, or no maturities in the case of auction rate preferred stock. These investments have characteristics similar to short-term investments, because at pre-determined intervals, generally ranging from 29 to 49 days, there is a new auction process at which the interest rates for these ARS are reset to current interest rates. At the end of such period, we choose to roll-over our holdings or redeem the investments for cash. A "market maker" facilitates the redemption of the ARS and the underlying issuers are not required to redeem the investment within 90 days. Previously, such investments had been classified as cash and cash equivalents due to their liquidity and pricing reset feature. We have revised the classification to present these securities as short-term investments in the Consolidated Balance Sheet. We did not hold any ARS as of July 1, 2005. We also revised the Consolidated Statement of Cash Flows for fiscal 2004 and 2005 to reflect the purchase and sales of ARS as investing activities rather than a component of cash and cash equivalents, which is consistent with the presentation for fiscal 2006. In the previously reported Consolidated Statement of Cash Flows for fiscal 2004 and fiscal 2005 net cash used in investing activities related to these short-term investments of $69.9 million and net cash provided by investing activities related to these short-term investments of $196.0 million, respectively, was included in cash and cash equivalents.

NOTE 2: DISCONTINUED OPERATIONS

On May 28, 2004, we completed the sale of our tools and test systems ("TTS") product line, which was included in our former Network Support segment, for approximately $43.1 million after giving effect to post-closing adjustments. As a result of this transaction, the TTS product line has been reported as a discontinued operation for all periods presented.

The assets disposed of consisted primarily of land, buildings, equipment, inventory, receivables, technology and other assets related to the operation of the TTS product line. We recorded an after-tax gain on the sale of our TTS product line of $9.1 million. This gain was net of the disposal of $13.8 million of related goodwill.

Summarized financial information for our discontinued operations is as follows:

	2004
	(In millions)
Revenue from product sales and services	$40.3
Loss before income taxes	$(3.5)
Income taxes	1.5
Loss from discontinued operations	$(2.0)
Gain on the disposal of discontinued operations after income taxes of $9.8	9.1
Discontinued operations net of income taxes	$ 7.1

The information set forth in the other Notes to the Consolidated Financial Statements relates to continuing operations unless otherwise specified.

NOTE 3: ACCOUNTING CHANGES OR RECENT PRONOUNCEMENTS

In May 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP 106-2"), with an effective date for the first interim or annual period beginning after June 15, 2004. FSP 106-2 relates to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Medicare Prescription Drug Act"), which was signed into law on December 8, 2003. The Medicare Prescription Drug Act introduced a prescription drug benefit under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare. During the first quarter of fiscal 2005, we adopted the provisions of FSP 106-2. Our retirees who are Medicare-eligible pay retiree premiums equal to the cost of their coverage. We subsidize the healthcare coverage for disabled employees, some of whom are Medicare-eligible. After the acceptance of our disabled employee coverage application, we obtained an actuarial valuation and recorded the impact of the subsidy in our accumulated post-retirement benefit and net periodic post-retirement benefit cost. The federal subsidy for disabled employees who are Medicare-eligible did not have a material impact on our financial position, results of operations or cash flows.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, "Inventory Costs — an amendment of Accounting Research Bulletin 43, Chapter 4" ("Statement 151"). Statement 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. Paragraph 5 of Accounting Research Bulletin ("ARB") 43, Chapter 4 "Inventory Pricing," previously stated that ". . . under certain circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current-period charges." Statement 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, Statement 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. Statement 151 is effective for fiscal years beginning after June 15, 2005. We implemented the provisions of Statement 151 during the first quarter of fiscal 2006, and it did not have a material impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued Statement 123R, which requires all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value and to recognize cost over the vesting period. In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB 107"). SAB 107 provides the SEC staff position regarding the application of Statement 123R, including interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, and provides the staff's views regarding the valuation of share-based payment arrangements for public companies. In April 2005, the SEC announced that companies should implement Statement 123R at the beginning of their next fiscal year beginning after June 15, 2005, or December 15, 2005 for small business issuers. We implemented the provisions of Statement 123R and SAB 107 in the first quarter of fiscal 2006 using the modified-prospective method, and it did not have a material impact on our financial position. See *Note 15: Stock Options and Share-Based Compensation* for further information and the required disclosures under Statement 123R and SAB 107, including the impact of the implementation on our results of operations and cash flows.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections" ("Statement 154"), which replaces APB Opinion No. 20, "Accounting Changes" and FASB Statement of Financial Accounting Standards No. 3, "Reporting Accounting Changes in Interim Financial Statements." Statement 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Statement 154 applies to all voluntary changes in accounting principles and applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. Statement 154 requires retroactive application to prior-period financial statements for a change in accounting principle. Previously, a change in accounting principle was recognized by including the change in the net income in the period of the change. Statement 154 is effective for fiscal years ending after December 15, 2005. We implemented the provisions of Statement 154 in the first quarter of fiscal 2006, and it did not have a material impact on our financial position, results of operations or cash flows.

In June 2005, the FASB ratified the Emerging Issues Task Forces ("EITF") Issue No. 05-06, "Determining the Amortization Period for Leasehold Improvements" ("Issue 05-06"). Issue 05-06 provides that the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease be the shorter of (a) the useful life of the assets or (b) a term that includes required lease periods and renewals that are reasonably assured upon the acquisition or the purchase. The provisions of Issue 05-06 are effective on a prospective basis for leasehold improvements purchased or acquired beginning in our second quarter of fiscal 2006. We implemented the provisions of Issue 05-06 in the second quarter of fiscal 2006, and it did not have a material impact on our financial position, results of operations or cash flows.

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP FAS 115-1 and FAS 124-1"). FSP FAS 115-1 and FAS 124-1 address the determination as to when an impairment in equity securities (including cost method investments) and debt securities that can contractually be prepaid or otherwise settled in such a way that the investor would not recover substantially all of its cost should be deemed other-than-temporary. FSP FAS 115-1 and FAS 124-1 nullifies certain requirements under EITF Issue No. 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" that required the investor to make an evidence-based judgment as to whether it has the ability and intent to hold an investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the cost of the investment in determining whether the impairment was other-than-temporary, and the measurement of the impairment loss. The guidance in FSP FAS 115-1 and FAS 124-1 is effective for reporting periods beginning after December 15, 2005. We implemented the provisions of FSP FAS 115-1 and FAS 124-1 in the third quarter of fiscal 2006 and it did not have a material impact on our financial position, results of operations or cash flows.

In November 2005, the FASB issued FSP FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards" ("FSP 123R-3"). FSP 123R-3 provides a simplified alternative method to calculate the beginning pool of excess tax benefits against which excess future deferred tax assets (that result when the compensation cost recognized for an award exceeds the ultimate tax deduction) could be written off under Statement 123R. The guidance in FSP 123R-3 was effective on November 10, 2005. We may make a one-time election to adopt the transition method described in FSP 123R-3 before November 10, 2006. We are currently evaluating the available transition alternatives of FSP 123R-3. We currently have implemented the provisions of Statement 123R following the guidance for calculating the pool of excess tax benefits described in paragraph 81 of Statement 123R and the guidance related to reporting cash flows described in paragraph 68 of Statement 123R. If we elect the alternative method described in FSP 123R-3, the effect of applying the transition method described in FSP 123R-3 must be reported as a change in accounting principle in accordance with Statement 154 and the financial results for periods subsequent to the adoption of Statement 123R must be retroactively restated. We will not be required, however, to justify the preferability of our election, if we elect the transition method described in FSP 123R-3, and we are free to choose either approach to the calculation of the pool of excess tax benefits. We do not believe the adoption of this FSP 123R-3 will have a material impact on our financial position, results of operations or cash flows.

In February 2006, the FASB issued FSP FAS 123(R)-4, "Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event" ("FSP 123R-4"). FSP 123R-4 addresses the classification of options and similar instruments issued as employee compensation that allow for cash settlement upon the occurrence of a contingent event. A cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee's control does not meet the conditions in paragraphs 32 and A229 of Statement 123R until it becomes probable that the event will occur. The guidance in FSP 123R-4 was effective on February 3, 2006. We implemented the provisions of FSP 123R-4 during the third quarter of fiscal 2006 and it did not have a material impact on our financial position, results of operations or cash flows.

In March 2006 the FASB ratified EITF issue 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)" ("Issue 06-3"). The Task Force reached a conclusion that the presentation of taxes such as sales, use, value added, and excise taxes on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy decision that should be disclosed by the company. In addition, the company should disclose the amounts of those taxes such as sales, use, value added, and excise taxes that are reported on a gross basis in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The provisions of Issue 06-3 are effective for interim and annual reporting periods beginning after December 15, 2006. We have disclosed that we record taxes collected from customers and remitted to governmental authorities on a net basis. Our early adoption of Issue 06-3 did not have a material impact on our financial position, results of operations or cash flows.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, which is our fiscal 2008. We are currently evaluating the impact this interpretation will have on our financial statements.

NOTE 4: BUSINESS COMBINATIONS

During fiscal 2005 we made the following acquisitions:

- The Orkand Corporation ("Orkand"), a privately-held provider of technical services and information technology for U.S. Government agencies.
- Encoda Systems Holdings, Inc. ("Encoda"), a privately-held, global supplier of software solutions and services for the broadcast media industry, with television, radio, cable, satellite and advertising agency customers.

During fiscal 2006 we made the following acquisitions:

- Leitch Technology Corporation ("Leitch"), a publicly-held provider of high-performance video systems for the television broadcast industry.
- Optimal Solutions, Inc. ("OSi"), a privately-held provider of air-time sales, traffic and billing software systems to over 350 call-letter broadcast stations in North America.
- Aastra Digital Video, a business unit of Aastra Technologies Limited. Aastra Digital Video develops and markets video networking, encoding, decoding, and multiplexing technologies used by television broadcasters, telecommunications providers and satellite networks.

The following tables provide further detail for each of these acquisitions:

	Fiscal 2006			Fiscal 2005	
	Leitch	OSi	Aastra	Orkand	Encoda
			(In millions)		
Date of acquisition	10/25/05	4/25/06	5/31/06	7/6/04	11/3/04
Reporting business segment	Broadcast Communications	Broadcast Communications	Broadcast Communications	Government Comm. Systems	Broadcast Communications
Cash consideration paid to former shareholders and option holders	$465.1	$32.8	$34.7	$67.3	$198.9
Debt repaid at closing	—	—	—	—	156.2
Acquisition costs	12.4	0.1	0.1	0.2	6.0
Assumed liabilities	69.9	5.7	1.5	9.1	45.6
Less cash acquired	(34.0)	(1.6)	—	(0.4)	(3.1)
Total purchase price	$513.4	$37.0	$36.3	$76.2	$403.6
Identifiable Intangible Assets:					
Customer relationships	$24.9	$3.6	$3.1	$8.3	$9.7
Non-competition agreements	—	—	—	0.9	—
Developed technology	56.5	5.1	5.1	—	42.5
Contract backlog	—	2.0	—	—	31.4
Trade names	6.5	—	0.4	—	7.4
Total identifiable intangible assets	$87.9	$10.7	$8.6	$9.2	$91.0
Amortization period	5 to 10 years	7 to 10 years	5 to 10 years	5 to 10 years	7 to 10 years
In-process research and development	$3.6	$—	$—	$—	$3.8

	Fiscal 2006			Fiscal 2005	
	Leitch	OSi	Aastra	Orkand	Encoda
			(In millions)		
Balance Sheet as of the acquisition date:					
Accounts and notes receivable	$ 19.3	$ 0.7	$ 2.3	$17.1	$ 16.9
Inventories	34.0	—	4.0	—	1.1
Non-current deferred tax asset	4.5	—	—	1.1	9.3
Identifiable intangible assets and in-process research and development	91.5	10.7	8.6	9.2	94.8
Goodwill	336.2	24.2	20.6	48.8	274.1
Property, plant and equipment	23.4	0.3	0.7	—	3.4
Other assets	4.5	1.1	0.1	—	4.0
Total assets	$513.4	$37.0	$36.3	$76.2	$403.6
Accounts payable and accrued expenses	$ 81.3	$ 2.0	$ 1.4	$ 9.3	$ 30.5
Advance payments and unearned income	—	0.6	0.2	—	21.1
Debt	1.0	—	—	—	—
Non-current deferred tax liabilities	—	3.2	—	—	—
Net cash paid to former owners and debt repaid at closing	431.1	31.2	34.7	66.9	352.0
Total liabilities and cash paid	$513.4	$37.0	$36.3	$76.2	$403.6

All of these acquisitions have been accounted for under the purchase method of accounting and accordingly, their results of operations have been included in the Consolidated Statement of Income and Cash Flows since their acquisition date. The purchase prices of the Orkand and Encoda acquisitions give effect to post-closing adjustments while the purchase prices of OSi and Aastra Digital Video remain subject to post-closing adjustments. The amount of consideration to the former shareholders and option holders of these business combinations was paid out of our interest-bearing cash and cash equivalents. The purchase price allocation is preliminary for all of these acquisitions with respect to tax assets and liabilities and is preliminary for other assets and liabilities for the Leitch, OSi and Aastra Digital Video acquisitions. The goodwill resulting from the Orkand, Encoda, Leitch and OSi acquisitions is not deductible for tax purposes while the goodwill related to the Aastra Digital Video acquisition is deductible for tax purposes. The write-offs of in-process research and development noted in the above table were included in "Engineering, selling and administrative expenses" on the Consolidated Statement of Income. We obtained the assistance of independent valuation specialists to assist us in determining the allocation of the purchase price for all of these acquisitions.

There is a $9.0 million potential additional payment to the former owners of OSi if certain financial performance criteria are met in the future. This liability is not reflected in the Consolidated Balance Sheet or cash paid for acquisition as of June 30, 2006, since the performance criteria have not been met. If the performance criteria are met in the future, we will accrue the liability and adjust goodwill on our Consolidated Balance Sheet in the period that the performance criteria are met.

Pro Forma Results

The following summary, prepared on a pro forma basis, presents unaudited consolidated results of operations as if Orkand, Encoda and Leitch had been acquired as of the beginning of the periods presented, after including the impact of adjustments such as amortization of intangibles, decreased interest income from the use of cash and cash equivalents and the related income tax effects. This pro forma presentation does not include any impact of acquisition synergies.

	2006	2005	2004
	(In millions, except per share amounts)		
Revenue from product sales and services — as reported	$3,474.8	$3,000.6	$2,518.6
Revenue from product sales and services — pro forma	$3,531.1	$3,221.4	$2,848.1
Net income — as reported	$ 237.9	$ 202.2	$ 132.8
Net income — pro forma	$ 231.8	$ 185.3	$ 105.3
Net income per diluted common share — as reported	$ 1.71	$ 1.46	$ .97
Net income per diluted common share — pro forma	$ 1.66	$ 1.34	$ .78

The pro forma results are not necessarily indicative of our results of operations had we owned Orkand, Encoda and Leitch for the entire periods presented. Leitch's results for fiscal 2005 and fiscal 2004 include after-tax charges of $4.2 million and $9.9 million, respectively. The fiscal 2005 charges are associated with staff reductions and lease exit costs relating to vacating two of three floors leased by Leitch in Toronto, Canada. The fiscal 2004 charges relate to staff reductions, discontinuance of product lines and the closure of a U.K. facility.

NOTE 5: RECEIVABLES

Receivables are summarized below:

	2006	2005
	(In millions)	
Accounts receivable	$479.7	$421.2
Unbilled cost from cost-plus contracts	82.6	70.3
Notes receivable due within one year — net	15.6	18.3
	577.9	509.8
Less allowances for collection losses	(17.3)	(15.8)
	$560.6	$494.0

NOTE 6: INVENTORIES

Inventories are summarized below:

	2006	2005
	(In millions)	
Unbilled costs and accrued earnings on fixed-price contracts	$137.3	$ 87.2
Finished products	90.0	60.6
Work in process	69.4	25.3
Raw materials and supplies	172.2	174.7
	$468.9	$347.8

Unbilled costs and accrued earnings on fixed-price contracts are net of progress payments of $131.4 million at June 30, 2006 and $84.0 million at July 1, 2005.

NOTE 7: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are summarized below:

	2006	2005
	(In millions)	
Land	$ 11.6	$ 9.6
Buildings	326.1	307.2
Machinery and equipment	699.4	640.8
	1,037.1	957.6
Less allowances for depreciation	(671.8)	(649.8)
	$ 365.3	$ 307.8

Depreciation expense related to property, plant and equipment was $64.2 million, $55.1 million and $51.4 million in fiscal 2006, fiscal 2005, and fiscal 2004, respectively.

NOTE 8: GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the carrying amount of goodwill for the fiscal years ended June 30, 2006 and July 1, 2005, by business segment, are as follows:

	Government Communications Systems	RF Communications	Microwave Communications	Broadcast Communications	Total
			(In millions)		
Balance at July 2, 2004	$ 76.9	$6.0	$24.5	$115.9	$223.3
Goodwill acquired during the period	49.7	—	—	295.6	345.3
Other (including translation and true-ups of previously estimated purchase price allocations)	(0.3)	—	1.6	—	1.3
Balance at July 1, 2005	126.3	6.0	26.1	411.5	569.9
Goodwill acquired during the period	—	—	—	381.0	381.0
Other (including translation and true-ups of previously estimated purchase price allocations)	(0.9)	—	2.2	(1.1)	0.2
Balance at June 30, 2006	$125.4	$6.0	$28.3	$791.4	$951.1

We have other identifiable intangible assets related primarily to technology, customer relationships and contract backlog acquired through acquisitions. The unamortized other identifiable intangible assets, included in "Identifiable intangible assets" on our Consolidated Balance Sheet, were $193.4 million at June 30, 2006 and $99.1 million at July 1, 2005. Accumulated amortization related to other identifiable intangibles was $44.4 million at June 30, 2006 and $16.8 million at July 1, 2005. Our other identifiable intangible assets are being amortized over their useful economic lives, which range from 2 years to 17 years. The weighted average useful life of our other identifiable intangible assets is 7.9 years. Amortization expense related to other identifiable intangible assets was $27.6 million in fiscal 2006, $11.1 million in fiscal 2005 and $2.1 million in fiscal 2004. The estimated amortization expense for the 5 fiscal years following fiscal 2006 and in total thereafter is: $32.0 million in fiscal 2007, $31.6 million in fiscal 2008, $29.9 million in fiscal 2009, $29.2 million in fiscal 2010, $28.2 million in fiscal 2011 and $42.5 million thereafter.

NOTE 9: SELECTED INVESTMENTS

We have equity investments in technology companies, which are accounted for using the cost method of accounting. These investments are included in the "Other assets" caption on our Consolidated Balance Sheet. These selected investments are summarized below:

	2006	2005
	(In millions)	
Investments *(ownership interest)*		
Terion, Inc. *(19.6%)*	$23.0	$27.0
AuthenTec, Inc. *(17.4%)*	10.5	12.3
	$33.5	$39.3

Terion, Inc. ("Terion") is a privately-held company that provides wireless data communication and information solutions for mobile and remote business-to-business applications focusing on the transportation industry. It has sold units to customers such as J.B. Hunt Transport Services, Inc. and XTRA Lease, a division of XTRA Corporation. None of Terion's revenue is generated from Harris or its affiliates. We have invested technology and cash in Terion since fiscal 1994 and we currently nominate one member of Terion's board of directors. The maximum exposure to loss we have with our ownership interest in Terion is $23.0 million. We use an independent valuation specialist to assist us in determining the fair value of the investment.

During July 2006, Terion's largest customer representing approximately 60,000 units of an installed base of approximately 110,000 units, informed Terion that it had signed a contract with another provider and would be moving its fleet off of Terion's system over the next two years. Terion and the customer are actively negotiating the terms of the wind down of their relationship after which Terion management will prepare an updated outlook and forecast. Though we do not currently have adequate information to calculate the potential impairment to our investment, we believe that the required write-down of our investment will be significant. Once the impairment amount is determined, we will record the impairment under the caption "Non-operating income (loss)" on the Consolidated Statement of Income.

AuthenTec, Inc. ("AuthenTec") is a privately-held company that provides advanced biometric fingerprint sensors to the PC, wireless, PDA, access control and automotive markets. AuthenTec has shipped over one million of its TruePrint© technology-based sensors to customers worldwide. AuthenTec's revenue generated from Harris or its affiliates has not been material. We have invested technology and cash in AuthenTec since 1998 and we currently nominate one member of AuthenTec's board of directors. The maximum exposure to loss we have with our ownership interest in AuthenTec is $10.5 million. We use an independent valuation specialist to assist us in determining the fair value of the investment.

In addition to the equity investments noted above we also have an equity investment in Teltronics, Inc. ("Teltronics") Series C Preferred Stock, which is convertible into Teltronics' common stock. In no case will this Series C Preferred Stock be exercisable for more than 19.9 percent of the total combined voting power of all classes of Teltronics' capital stock that are entitled to vote. Teltronics is a publicly-held company that is traded on the Over-the-Counter Bulletin Board under the symbol "TELT." Teltronics is a global provider of communications solutions with revenue of $46 million in calendar 2005. Teltronics' revenue generated from Harris or its affiliates has not been material. We do not nominate any members of the Teltronics board of directors. We have $0.5 million exposure to loss with our equity interest in Teltronics.

NOTE 10: ACCRUED WARRANTIES

Changes in our warranty liability, which is included as a component of "Other accrued items" on the Consolidated Balance Sheet, during fiscal 2006 and 2005 are as follows:

	2006	2005
	(In millions)	
Balance as of the beginning of the year	$ 19.4	$ 18.3
Warranty provision for sales made during the year	19.7	16.1
Settlements made during the year	(12.8)	(14.7)
Other adjustments to the liability including those for acquisitions and foreign currency translation during the year	3.9	(0.3)
Balance as of the end of the year	$ 30.2	$ 19.4

NOTE 11: CREDIT ARRANGEMENTS

On March 31, 2005, we entered into a five-year senior unsecured revolving credit agreement (the "Credit Agreement") with a syndicate of lenders. The Credit Agreement replaced our prior $300 million four-year senior unsecured revolving credit agreement, dated October 15, 2003. The Credit Agreement provides for the extension of credit to us in the form of revolving loans and letters of credit issuances at any time and from time to time during the term of the Credit Agreement, in an aggregate principal amount at any time outstanding not to exceed $500 million (we may request an increase not to exceed $250 million). The Credit Agreement may be used for working capital and other general corporate purposes and to support any commercial paper that we may issue. At our election, borrowings under the Credit Agreement will bear interest either at LIBOR plus an applicable margin or at the base rate. The base rate is a fluctuating rate equal to the higher of the Federal funds rate plus 0.50 percent or SunTrust Bank's publicly announced prime lending rate. The Credit Agreement provides that the interest rate margin over LIBOR, initially set at 0.50 percent, will increase or decrease within certain limits based on changes in the ratings of our senior, unsecured long-term debt securities. We are also permitted to request borrowings with interest rates and terms that are to be set pursuant to competitive bid procedures or directly negotiated with a lender or lenders.

The Credit Agreement contains certain covenants, including covenants limiting: liens on our assets; certain mergers, consolidations or sales of assets; certain sale and leaseback transactions; certain vendor financing investments; and the use of proceeds for hostile acquisitions. The Credit Agreement also prohibits our consolidated ratio of total indebtedness to total capital from being greater than 0.60 to 1.00 and prohibits our consolidated ratio of adjusted EBITDA to net interest expense from being less than 3.00 to 1.00 for any rolling four-quarter period. The Credit Agreement contains certain events of default, including payment defaults; failure to perform or observe terms and covenants; material inaccuracy of representations or warranties; default under other indebtedness with a principal amount in excess of $50 million; the occurrence of one or more judgments or orders for the payment of money in excess of $50 million that remain unsatisfied; incurrence of certain ERISA liabilities in excess of $50 million; failure to pay debts as they come due, or our bankruptcy; or a change of control, including if a person or group becomes the beneficial owner of 25 percent or more of our voting stock. If an event of default occurs the lenders may, among other things, terminate their commitments and declare all outstanding borrowings, together with accrued interest and fees, to be immediately due and payable. All amounts borrowed or outstanding under the Credit Agreement are due and mature on March 31, 2010, unless the commitments are terminated earlier either at our request or if certain events of default occur. At June 30, 2006, no borrowings were outstanding under the Credit Agreement.

We have a universal shelf registration statement related to the potential future issuance of an indeterminate amount of securities, including debt securities, preferred stock, common stock, fractional interests in preferred stock represented by depository shares and warrants to purchase debt securities, preferred stock or common stock.

We have uncommitted short-term lines of credit aggregating $40.0 million from various international banks, $39.8 million of which was available on June 30, 2006. These lines provide for borrowings at various interest rates, typically may be terminated upon notice, may be used on such terms as mutually agreed to by the banks and us and are reviewed annually for renewal or modification. These lines do not require compensating balances.

We have a short-term commercial paper program in place, which we may utilize to satisfy short-term cash requirements. There were no borrowings under the commercial paper program at June 30, 2006.

NOTE 12: SHORT-TERM DEBT

Short-term debt of $0.2 million at June 30, 2006 and $4.2 million at July 1, 2005 consists solely of notes payable to banks in both years. The weighted-average interest rate for bank notes was 5.5 percent at June 30, 2006 and 8.5 percent at July 1, 2005.

NOTE 13: LONG-TERM DEBT

Long-term debt includes the following:

	2006	2005
	(In millions)	
5.0% debentures, due fiscal 2016	$300.0	$ —
3.5% convertible debentures, due fiscal 2023	149.5	150.0
6.35% debentures, due fiscal 2028	150.0	150.0
7% debentures, due fiscal 2026	100.0	100.0
6.65% debentures, due fiscal 2007	—	1.4
Total Long-Term Debt	$699.5	$401.4
6.65% debentures, due fiscal 2007	$ 1.4	$ —
Total Current Portion of Long-Term Debt	$ 1.4	$ —

The potential maturities of long-term debt, including the current portion, for the five years following fiscal 2006 are: $1.4 million in fiscal 2007; $299.5 million in fiscal 2008; none in fiscal 2009; none in fiscal 2010; none in fiscal 2011; and $400.0 million thereafter. These potential maturities take into consideration the possibility that the debt holders will exercise put options for our 6.35% debentures in February 2008 and that our 3.5% Convertible Debentures will be converted into equity in August 2007. All of our outstanding long-term debt is unsubordinated, unsecured with equal ranking.

On September 20, 2005, we completed the issuance of $300 million in aggregate principal amount of 5% Notes due October 1, 2015. Interest on the notes is payable on April 1 and October 1 of each year. We may redeem the notes in whole, or in part, at any time at the "make-whole" redemption price. The "make-whole" redemption price is equal to the greater of 100 percent of the principal amount of the notes being redeemed or the sum of the present values of the remaining scheduled payments of the principal and interest (other than interest accruing to the date of redemption) on the notes being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, as defined, plus 15 basis points. In each case, we will pay accrued interest on the principal amount of the notes being redeemed to the redemption date. We incurred $4.1 million in debt issuance costs and discounts related to the issuance of the notes, which are being amortized on a straight-line basis over a ten-year period and reflected as a portion of interest expense in the Consolidated Statement of Income.

On August 26, 2002, we completed the private placement of $150 million in aggregate principal amount of our 3.5% Convertible Debentures due 2022. The debentures are unsecured obligations convertible, in certain instances, into shares of our common stock at a conversion price of $22.625 per share, subject to adjustment. The debentures were issued at 100 percent of the principal amount, less a discount of 2.5 percent to the initial purchasers. We may redeem the debentures commencing August 2007 at 100 percent of the principal amount plus accrued interest in cash. Holders may require us to repurchase the debentures, in whole or in part, on specified dates in 2007, 2012 and 2017 or upon the occurrence of certain other events at 100 percent of the principal amount plus accrued interest. The debentures bear interest at an annual rate of 3.5 percent. The interest rate will be reset in August 2007, 2012 and 2017, but in no event will it be reset below 3.5 percent or above 5.5 percent per annum. We incurred $4.8 million in debt issuance costs related to the issuance of the convertible debentures, which costs are being amortized on a straight-line basis over a five-year period and reflected as a portion of interest expense in the Consolidated Statement of Income.

NOTE 14: PREFERRED STOCK PURCHASE RIGHTS

On December 6, 1996, we declared a dividend of one preferred share purchase right for each outstanding share of common stock. These rights, which expire on December 6, 2006, are evidenced by common stock share certificates or book-entry account statements, trade with the common stock until they become exercisable, and entitle the holder to purchase one two-hundredth of a share of Participating Preferred Stock for $62.50, subject to adjustment. The rights are not exercisable until the earlier of 10 business days (or such later date fixed by our Board of Directors) after a party commences a tender or exchange offer to acquire a beneficial interest of at least 15 percent of our outstanding common stock, or the first date of public announcement by us that a person has acquired a beneficial interest of at least 15 percent of our outstanding common stock, or such later date fixed by our Board of Directors.

Upon the first date of public announcement by us that a person has acquired a beneficial interest of at least 15 percent of our outstanding common stock, or such later date fixed by our Board of Directors, each right (other than rights beneficially owned by an acquiring person or any affiliate or associate thereof) would entitle the holder to purchase shares of our common stock having a market value equal to twice the exercise price of the right. In addition, each right (other than rights beneficially owned by an acquiring person or any affiliate or associate thereof) would entitle the holder to exercise the right and receive shares of common stock of the acquiring company, upon a merger or other business combination, having a market value of twice the exercise price of the right.

Under certain circumstances after the rights become exercisable, the Board of Directors may elect to exchange all of the then outstanding rights for shares of common stock at an exchange ratio of one share of common stock per right, subject to adjustment. The rights have no voting privileges and may be redeemed by the Board of Directors at a price of $0.01 per right at any time prior to the acquisition of a beneficial interest of 15 percent of the outstanding common stock.

NOTE 15: STOCK OPTIONS AND SHARE-BASED COMPENSATION

As of June 30, 2006, we had three shareholder-approved stock incentive plans for employees under which options or other share-based compensation is outstanding. We currently have the following types of share-based awards outstanding under these plans: stock options, performance share awards, performance share unit awards, restricted stock awards and restricted stock unit awards. We believe that such awards more closely align the interests of our employees with those of our shareholders. Certain share-based awards provide for accelerated vesting if there is a change in control (as defined under our stock incentive plans). Shares of common stock remaining available for future issuance under our stock incentive plans totaled 26,664,427 as of June 30, 2006.

The compensation cost related to our share-based awards that was charged against income was $18.6 million for the year ended June 30, 2006. The total income tax benefit included in net income for share-based compensation arrangements was $6.1 million for the year ended June 30, 2006. $17.9 million and $0.7 million of the compensation cost related to share-based compensation arrangements was included in the "Engineering, selling and administrative expenses" and the "Cost of product sales and services" captions, respectively, in the Consolidated Statement of Income. None of the compensation cost related to share-based compensation arrangements was capitalized as part of inventory or fixed assets as of June 30, 2006.

The following table illustrates the pro forma effect on net income and net income per share for fiscal 2005 and fiscal 2004 assuming we had applied the fair value recognition provisions of Statement 123R to all previously granted share-based awards after giving consideration to potential forfeitures during such periods. The fair value of each option grant is estimated at the grant date using the Black-Scholes-Merton option-pricing model based on the assumptions listed below under *"Stock Options."* The estimated fair value of options granted is amortized to expense over their vesting period, which is generally 3 years.

	2005	2004
	(In millions, except per share amounts)	
Net income, as reported	$202.2	$132.8
The share-based employee compensation cost included in net income as reported, net of $3.3 million and $1.7 million related tax benefit, respectively	6.7	3.6
Deduct: Total share-based employee compensation expense determined under the fair value based method for all awards, net of $6.3 million and $4.2 million related tax benefit, respectively	(12.7)	(9.0)
Pro forma net income	$196.2	$127.4
Net income per common share, as reported		
Basic	$ 1.52	$ 1.00
Diluted	$ 1.46	$ .97
Pro forma net income per common share		
Basic	$ 1.48	$ .96
Diluted	$ 1.41	$ .93

The impact of applying the provisions of Statement 123R and SAB 107 during fiscal 2006 was as follows:

	2006
	(In millions, except per share amounts)
Net income, as reported	$237.9
The share-based employee compensation cost included in net income as reported, net of $6.1 million related tax benefit	12.5
Deduct: Total share-based employee compensation cost determined under the provisions of APB 25, net of $6.4 million related tax benefit	(13.0)
Pro forma net income	$237.4
Net income per common share, as reported	
Basic	$ 1.79
Diluted	$ 1.71
Pro forma net income per common share	
Basic	$ 1.79
Diluted	$ 1.70

The implementation of Statement 123R decreased our fiscal 2006 cash flow from operating activities by $13.5 million and increased our cash flow from financing activities by $13.5 million related to the reduction of income tax paid as a result of the deduction related to employees' exercise of stock options during fiscal 2006. Fiscal 2006 cash flow from operations includes $4.2 million related to the reduction of income tax paid as a result of the deduction related to employees' exercise of stock options.

Stock Options

The following information relates to stock options that have been granted under our shareholder-approved stock incentive plans. Option exercise prices are 100 percent of fair market value on the date the options are granted. Options may be exercised for a period set at the time of grant, which generally ranges from 7 to 10 years after the date of grant, and they generally become exercisable in installments, which are typically 50 percent one year from the grant date, 25 percent two years from the grant date and 25 percent three years from the grant date. A significant number of options granted by us in both fiscal 2005 and 2006 are subject to a vesting schedule in which they are 50 percent exercisable prior to the end of such fiscal year, a period of approximately 10 months from the grant date.

The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model which uses assumptions noted in the following table. Expected volatility is based on implied volatility from traded options on our stock, historical volatility of our stock price over the last ten years and other factors. The expected term of the options is based on historical observations of our stock over the past ten years, considering average years to exercise for all options exercised, average years to cancellation for all options cancelled and average years remaining for outstanding options, which is calculated based on the weighted-average vesting period plus the weighted-average of the difference between the vesting period and average years to exercise and cancellation. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury curve in effect at the time of grant.

	2006	2005	2004
Expected dividends	0.9%	0.7%	1.0%
Expected volatility	36.1%	35.2%	37.1%
Risk-free interest rates	4.1%	3.0%	1.9%
Expected term (years)	3.35	4.00	4.00

We obtained an independent valuation to assist us in determining market-based assumptions to estimate the fair value of stock options granted.

A summary of stock option activity under our stock incentive plans during fiscal 2006, 2005 and 2004 is as follows:

	2006		2005		2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Stock options outstanding at the beginning of the year	6,780,088	$19.18	7,494,628	$16.21	8,569,724	$15.00
Stock options forfeited or expired	(118,458)	$27.85	(135,244)	$19.47	(272,806)	$17.02
Stock options granted	1,141,400	$37.47	2,049,438	$26.19	2,192,240	$18.23
Stock options exercised	(1,976,702)	$18.58	(2,628,734)	$16.14	(2,994,530)	$14.15
Stock options outstanding at the end of the year	5,826,328	$22.79	6,780,088	$19.18	7,494,628	$16.21
Stock options exercisable at the end of the year	4,147,904	$20.77	4,827,534	$18.69	4,378,916	$15.41

The weighted average remaining contractual term for stock options that were outstanding as of June 30, 2006 was 5.6 years. The weighted average remaining contractual term for stock options that were exercisable as of June 30, 2006 was 5.5 years. The intrinsic value for stock options that were outstanding and exercisable as of June 30, 2006 was $109.1 million and $86.0 million, respectively.

The weighted-average grant-date fair value was $10.82 per share for options granted during fiscal 2006. The total intrinsic value of options exercised during fiscal 2006 was $46.9 million at the time of exercise.

A summary of the status of our nonvested stock options at June 30, 2006, and changes during fiscal 2006 are as follows:

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested stock options at July 2, 2005	1,952,554	$ 6.14
Stock options granted	1,141,400	$10.82
Stock options vested	(1,415,530)	$ 7.86
Nonvested stock options at June 30, 2006	1,678,424	$ 7.88

As of June 30, 2006, there was $13.2 million of total unrecognized compensation cost related to nonvested stock options granted under our stock incentive plans. This cost is expected to be recognized over a weighted-average period of 1.5 years. The total fair value of stock options that vested during fiscal 2006 was approximately $11.1 million.

Restricted Stock Awards

The following information relates to awards of restricted stock and restricted stock units that have been granted to employees under our stock incentive plans. The restricted stock and restricted stock units are not transferable until vested and the restrictions lapse upon the achievement of continued employment over a specified time period.

The fair value of each restricted stock grant is based on the closing price of our stock on the date of grant and is amortized to compensation expense over its vesting period. At June 30, 2006, there were 287,666 shares of restricted stock outstanding.

The fair value of each restricted stock unit, which can be distributed in cash or shares, is equal to the most probable estimate of intrinsic value at the time of distribution and is amortized to compensation expense over the vesting period. At June 30, 2006, we had 59,750 restricted stock units outstanding.

A summary of the status of our restricted stock and restricted stock units at June 30, 2006, and changes during fiscal 2006 are as follows:

	Shares	Weighted-Average Grant Price
Restricted stock and restricted stock units outstanding at July 2, 2005	253,666	$20.40
Restricted stock and restricted stock units granted	170,250	$39.45
Restricted stock and restricted stock units vested	(70,000)	$16.31
Restricted stock and restricted stock units forfeited	(6,500)	$31.42
Restricted stock and restricted stock units outstanding at June 30, 2006	347,416	$30.35

As of June 30, 2006, there was $6.2 million of total unrecognized compensation cost related to restricted stock and restricted stock unit awards under our stock incentive plans. This cost is expected to be recognized over a weighted-average period of 2.2 years. There were 70,000 shares of restricted stock and restricted stock units that vested during fiscal 2006. The weighted-average grant date price of the 170,250 shares of restricted stock and restricted stock units granted during fiscal 2006 was $39.45.

Performance Share Awards

The following information relates to awards of performance shares and performance share units that have been granted to employees under our stock incentive plans. Generally, performance share and performance share unit awards are subject to performance criteria such as meeting predetermined earnings and return on invested capital targets for a three-year plan period. These awards also generally vest at the expiration of the same three-year period. The final determination of the number of shares to be issued in respect of an award is determined by our Board of Directors, or a committee of our Board.

The fair value of each performance share is based on the closing price of our stock on the date of grant and is amortized to compensation expense over its vesting period, if achievement of the performance measures is considered probable. At June 30, 2006, there were 621,930 performance shares outstanding.

The fair value of each performance share unit, which can be distributed in cash or shares, is equal to the most probable estimate of intrinsic value at the time of distribution and is amortized to compensation expense over the vesting period. At June 30, 2006, we had 14,700 performance share units outstanding.

A summary of the status of our performance shares and performance share units at June 30, 2006, and changes during fiscal 2006, are as follows:

	Shares	Weighted-Average Grant Price
Performance shares and performance share units outstanding at July 2, 2005	505,110	$19.90
Performance shares and performance share units granted	244,600	$37.37
Performance shares and performance share units vested	(87,888)	$16.83
Performance shares and performance share units forfeited	(25,192)	$24.72
Performance shares and performance share units outstanding at June 30, 2006	636,630	$26.84

As of June 30, 2006, there was $7.8 million of total unrecognized compensation cost related to performance share and performance share unit awards under our stock incentive plans. This cost is expected to be recognized over a weighted-average period of 1.8 years. There were 87,888 performance shares and performance share units that vested during fiscal 2006. The weighted-average grant date price of the 244,600 performance shares and performance share units granted during fiscal 2006 was $37.37.

In fiscal 2006, we issued an aggregate of 1,697,526 shares under the terms of our stock incentive plans, which is net of shares withheld for tax purposes.

Under our domestic retirement plans, most employees may select an option to invest in Harris' common stock at 70 percent of current market value limited to the lesser of (a) one percent of their compensation and (b) 20 percent of a participant's total contribution to the plan, which is matched by us. The discount from fair market value on common stock purchased by employees under the domestic retirement plans is charged to compensation expense in the period of the related purchase.

NOTE 16: NET INCOME PER SHARE

The computations of net income per diluted share are as follows:

	2006	2005	2004
	(In millions, except per share amounts)		
Net income	$237.9	$202.2	$132.8
Impact of convertible debentures	3.9	3.6	3.6
Net income used in diluted share calculation(A)	$241.8	$205.8	$136.4
Basic weighted average shares outstanding	132.9	132.7	132.4
Impact of dilutive stock options	2.1	2.0	1.3
Impact of convertible debentures	6.6	6.6	6.6
Diluted weighted average shares outstanding(B)	141.6	141.3	140.3
Net income per diluted share(A)/(B)	$ 1.71	$ 1.46	$ .97

In fiscal 2003, we issued $150 million in aggregate principal amount of 3.5% Convertible Debentures due 2022. Holders of the debentures have the right to convert each of their debentures into shares of our common stock prior to the stated maturity of the debentures under any of the following circumstances:

- during any calendar quarter, if the closing sale price of our common stock, for at least 20 trading days in the 30 consecutive trading day period ending on the last trading day of the previous calendar quarter, is more than 110 percent of the applicable conversion price per share of our common stock on such last trading day,

- debentures called for redemption may be surrendered for conversion until the close of business on the business day immediately preceding the redemption date,
- during any period that the long-term credit rating assigned to the debentures by either of Moody's Investors Service Inc. or Standard & Poor's Ratings Group is at or below Ba1 or BB+, respectively, or if the debentures no longer are rated by either of these ratings services, or if the ratings for the debentures have been suspended by either of these ratings services, or
- upon the occurrence of specified corporate transactions, including if we make a significant distribution to holders of our common stock or if we are a party to specified consolidations, mergers or transfers of all or substantially all of our properties and assets.

After giving effect to the adjustment in connection with our March 2005 stock split, a holder will receive 44.2404 shares of our common stock for each $1,000 of debentures surrendered for conversion. This represents a conversion price of $22.625 per share of our common stock. Based upon satisfaction of the market price trigger as of the end of the calendar quarter ended June 30, 2006, these debentures are convertible into shares of our common stock during the calendar quarter ending September 30, 2006.

The debentures will mature on August 15, 2022, unless earlier redeemed, repurchased or converted. We may redeem for cash some or all of the debentures at any time on or after August 18, 2007 at a price equal to 100 percent of the principal amount of the debentures to be redeemed plus any accrued and unpaid interest to the redemption date. Holders may require us to purchase for cash all or a portion of their debentures on August 15, 2007, August 15, 2012 and August 15, 2017 at a price equal to 100 percent of the principal amount of the debentures to be purchased plus accrued and unpaid interest to the purchase date.

We have assessed whether the embedded conversion feature within our 3.5% Convertible Debentures due 2022 should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings under paragraph 12 of Statement 133. Based on our assessment, we have determined that the conversion feature is not required to be bifurcated under the provisions of Statement 133; EITF Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock"; FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity"; and EITF Issue No. 05-2, "The Meaning of Conventional Convertible Debt Instrument in EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock."

NOTE 17: RESEARCH AND DEVELOPMENT

Company-sponsored research and product development costs are expensed as incurred. These costs were $187.8 million in fiscal 2006, $137.3 million in fiscal 2005 and $111.3 million in fiscal 2004.

Customer-sponsored research and development costs are incurred pursuant to contractual arrangements and are accounted for principally by the percentage-of-completion method. Customer-sponsored research and development costs incurred under U.S. Government-sponsored contracts require us to provide a product or service meeting certain defined performance or other specifications (such as designs). Customer-sponsored research and development was $626.0 million in fiscal 2006, $733.0 million in fiscal 2005 and $729.9 million in fiscal 2004. Customer-sponsored research and development is included in our revenue and cost of product sales and services.

NOTE 18: INTEREST EXPENSE

Total interest expense was $36.5 million in fiscal 2006, $24.0 million in fiscal 2005 and $24.5 million in fiscal 2004. Interest attributable to funds used to finance major long-term projects can be capitalized as an additional cost of the related asset. No interest was capitalized in fiscal 2006, fiscal 2005 or fiscal 2004. Interest paid was $31.8 million in fiscal 2006, $23.2 million in fiscal 2005 and $23.6 million in fiscal 2004.

NOTE 19: LEASE COMMITMENTS

Total rental expense amounted to $30.6 million in fiscal 2006, $27.0 million in fiscal 2005 and $20.7 million in fiscal 2004. Future minimum rental commitments under leases with an initial lease term in excess of one year, primarily for land and buildings, amounted to approximately $103.3 million at June 30, 2006. These commitments for the years following fiscal 2006 are: fiscal 2007 — $31.0 million; fiscal 2008 — $24.4 million; fiscal 2009 — $16.9 million; fiscal 2010 — $11.8 million; fiscal 2011 — $5.8 million; and $13.4 million thereafter. These commitments do not contain any material rent escalations, rent holidays, contingent rent, rent concessions, leasehold improvement incentives or unusual provisions or conditions. Leasehold improvements made either at the inception of the lease or during the lease term are amortized over the current lease term or estimated life, if shorter.

NOTE 20: DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITY

We use foreign exchange contracts and options to hedge both balance sheet and off-balance sheet future foreign currency commitments. Generally, these foreign exchange contracts offset foreign currency denominated inventory and purchase commitments from suppliers, accounts receivable from and future committed sales to customers, and intercompany loans. We believe the use of foreign currency financial instruments should reduce the risks that arise from doing business in international markets. At June 30, 2006, we had open foreign exchange contracts with a notional amount of $45.7 million, of which $15.7 million were classified as cash flow hedges and $30.0 million were classified as fair value hedges. This compares to total foreign exchange contracts with a notional amount of $73.3 million as of July 1, 2005, of which $48.6 million were classified as cash flow hedges and $24.7 million were classified as fair value hedges. At June 30, 2006, contract expiration dates range from less than one month to 20 months with a weighted average contract life of 3 months.

More specifically, the foreign exchange contracts classified as cash flow hedges are primarily being used to hedge currency exposures from cash flows anticipated in our RF Communications segment related to three programs in the U.K. and one in Romania and payments to a vendor in the U.K. that is supporting one of our government contracts in our Government Communications Systems segment. We have hedged the forecasted cash flows related to payments made to our U.S. operations to maintain our anticipated profit margins. We also have hedged U.S. dollar payments to suppliers to maintain our anticipated profit margins in our U.K. operations. As of June 30, 2006, we estimated that a pre-tax loss of $0.2 million would be reclassified into net income from comprehensive income within the next 20 months related to these cash flow hedges.

The net gain included in our net income in fiscal 2006, 2005 and 2004 representing the amount of fair value and cash flow hedges' ineffectiveness was not material. No amounts were recognized in our net income in fiscal 2006, 2005 and 2004 related to the component of the derivative instruments' gain or loss excluded from the assessment of hedge effectiveness. In addition, no amounts were recognized in our net income in fiscal 2006, 2005 and 2004 related to hedged firm commitments that no longer qualify as fair value hedges. All of these derivatives were recorded at their fair value on the balance sheet in accordance with Statement 133.

NOTE 21: NON-OPERATING INCOME (LOSS)

The components of non-operating income (loss) are as follows:

	2006	2005	2004
		(In millions)	
Gain (loss) from the sale of securities available-for-sale	$ —	$(3.7)	$ 2.3
Write-downs of investments from other-than-temporary decreases in market value	(6.9)	(8.6)	(1.9)
Write-down of interest in Teltronics, Inc.	—	(1.0)	(5.0)
Royalty income (expense)	5.6	7.0	(5.5)
Equity loss	0.1	—	(0.3)
Expenses associated with selected investments and other items	—	—	(0.6)
	$(1.2)	$(6.3)	$(11.0)

NOTE 22: INCOME TAXES

The provisions for income taxes are summarized as follows:

	2006	2005	2004
		(In millions)	
Current:			
United States	$109.8	$65.7	$52.4
International	(2.5)	2.1	5.0
State and local	10.4	(0.8)	2.3
	117.7	67.0	59.7
Deferred:			
United States	23.3	21.4	(1.3)
International	5.9	2.2	(3.0)
State and local	(4.0)	5.6	(1.1)
	25.2	29.2	(5.4)
	$142.9	$96.2	$54.3

The components of deferred income tax assets (liabilities) are as follows:

	2006		2005	
	Current	Non-Current	Current	Non-Current
		(In millions)		
Inventory valuations	$ 30.3	$ —	$22.5	$ —
Accruals	74.6	1.6	69.6	(0.1)
Depreciation	—	(18.4)	—	(24.0)
Domestic tax loss and credit carryforwards	—	34.6	—	36.1
International tax loss and credit carryforwards	—	69.9	—	34.6
International research and development expense deferrals	—	22.6	—	17.7
Acquired intangibles	—	(62.1)	—	(38.9)
All other — net	1.7	(8.0)	4.3	(4.8)
	106.6	40.2	96.4	20.6
Valuation allowance	(1.6)	(68.8)	(0.4)	(47.3)
	$105.0	$(28.6)	$96.0	$(26.7)

A reconciliation of the statutory United States income tax rate to the effective income tax rate follows:

	2006	2005	2004
Statutory U.S. income tax rate	35.0%	35.0%	35.0%
State taxes	1.1	1.1	(1.8)
International income	3.6	(0.1)	3.3
Tax benefits related to export sales	(2.0)	(2.5)	(4.0)
Settlement of tax audits	—	(1.2)	(1.9)
Research and development tax credit	(0.4)	(0.6)	(0.6)
Purchased in-process research and development and other non-deductible acquisition-related items	0.6	0.4	—
Lookback and other interest	0.3	—	—
U.S. production activity benefit	(0.9)	—	—
Other items	0.2	0.1	0.2
Effective income tax rate	37.5%	32.2%	30.2%

United States income taxes have not been provided on $379.5 million of undistributed earnings of international subsidiaries because of our intention to reinvest these earnings indefinitely. The determination of unrecognized deferred U.S. tax liability for the undistributed earnings of international subsidiaries is not practicable. Tax loss and credit carryforwards as of June 30, 2006 have expiration dates ranging between one year and no expiration in certain instances. The amount of domestic, international, and state and local tax loss carryforwards as of June 30, 2006 was $58.3 million, $224.5 million and $55.8 million, respectively. The provision for income taxes includes benefits attributable to the utilization of certain state net operating loss and credit carryforwards of $6.5 million in fiscal 2006 and $5.1 million in fiscal 2005. Pre-tax income (loss) of international subsidiaries was $(9.9) million in fiscal 2006, $17.9 million in fiscal 2005 and $49.6 million in fiscal 2004. Income taxes paid were $90.6 million in fiscal 2006, $43.6 million in fiscal 2005 and $52.7 million in fiscal 2004. The valuation allowance increased $22.7 million from $47.7 million in fiscal 2005 to $70.4 million in fiscal 2006. $23.4 million of the $70.4 million valuation allowance as of June 30, 2006, is attributable to acquired deferred tax assets, any realization of which will be reflected as a change in goodwill. The valuation allowance has been established for financial reporting purposes, to offset certain domestic and foreign deferred tax assets due to uncertainty regarding our ability to realize them in the future.

NOTE 23: BUSINESS SEGMENTS

We are structured primarily around the markets we serve and operate in four business segments — Government Communications Systems, RF Communications, Microwave Communications and Broadcast Communications. Our Government Communications Systems segment engages in advanced research and develops, designs, produces and services advanced communication and information processing systems, primarily for the DoD and various other agencies of the U.S. Government. Our RF Communications segment performs advanced research and develops, designs, manufactures, sells and services secure tactical radio products, primarily for the DoD and various international defense agencies. Our Microwave Communications segment designs, manufactures, sells and services microwave radio products and develops, designs, produces, sells and services network management systems, primarily for cellular network providers and private network operators. Our Broadcast Communications segment designs, manufactures, sells and services television and radio transmission products; high-performance video systems and products; software solutions related to automation, asset management control and workflow; and broadcast networking systems and products, primarily for radio and television broadcasters as well as governmental agencies. Within each of our business segments there are multiple program areas and product lines that logically aggregate into our four business segments described above. None of these program areas or product lines warrant disclosure as a separate business segment.

The accounting policies of our operating segments are the same as those described in *Note 1: Significant Accounting Policies*. We evaluate each segment's performance based on its "operating income or loss," which we define as profit or loss from operations before income taxes excluding interest income and expense, equity income and gains or losses from securities and other investments. Intersegment sales are transferred at cost to the buying segment and the sourcing segment recognizes a normal profit that is eliminated. The "Corporate eliminations" line item in the tables below represents the elimination of intersegment sales and their related profits. "Headquarters expense" represents the portion of corporate expenses not allocated to the business segments.

Our products and systems are produced principally in the United States with international revenue derived primarily from exports. No revenue earned from any individual foreign country exceeded 4 percent of our total revenue during fiscal 2006, fiscal 2005 or fiscal 2004.

Sales made to the U.S. Government by all segments (primarily our Government Communications Systems segment and our RF Communications segment) as a percentage of total revenue were 66.2 percent in fiscal 2006, 65.7 percent in fiscal 2005 and 65.5 percent in fiscal 2004. Revenue from services in fiscal 2006 was 33 percent, 6 percent, 16 percent and 18 percent of total revenue in our Government Communications Systems, RF Communications, Microwave Communications and Broadcast Communications segments, respectively.

Selected information by business segment and geographical area is summarized below:

	2006	2005	2004
		(In millions)	
Total Assets			
Government Communications Systems	$ 697.6	$ 626.5	$ 516.9
RF Communications	297.4	197.5	190.3
Microwave Communications	340.7	353.8	338.9
Broadcast Communications	1,336.8	729.2	360.4
Headquarters	469.8	550.4	819.3
	$3,142.3	$2,457.4	$2,225.8
Capital Expenditures			
Government Communications Systems	$ 40.1	$ 41.5	$ 44.0
RF Communications	38.0	12.6	8.1
Microwave Communications	6.0	8.9	5.6
Broadcast Communications	9.1	4.0	3.3
Headquarters	8.6	8.0	5.4
	$ 101.8	$ 75.0	$ 66.4
Depreciation and Amortization			
Government Communications Systems	$ 37.5	$ 33.5	$ 26.9
RF Communications	8.4	5.8	4.9
Microwave Communications	10.4	10.3	9.4
Broadcast Communications	32.6	23.7	6.2
Headquarters	9.5	9.3	12.7
	$ 98.4	$ 82.6	$ 60.1
Geographical Information			
U.S. operations:			
Revenue	$3,146.3	$2,768.2	$2,319.7
Long-lived assets	$1,308.6	$1,034.1	$ 582.1
International operations:			
Revenue	$ 328.5	$ 232.4	$ 198.9
Long-lived assets	$ 405.3	$ 107.9	$ 106.0

Headquarters assets consist primarily of cash, short-term investments, buildings, equipment and selected investments. Depreciation and amortization includes identifiable intangible assets, capitalized software and debt issuance costs amortization of $34.2 million, $27.5 million and $8.7 million in fiscal 2006, fiscal 2005 and fiscal 2004, respectively.

Export revenue was $418.0 million in fiscal 2006, $326.6 million in fiscal 2005 and $308.6 million in fiscal 2004. Fiscal 2006 export revenue and revenue from international operations was principally from Europe, Asia, Africa and Canada. Fiscal 2006 long-lived assets from international operations were principally from Canada, which had $318.4 million.

Revenue and income from continuing operations before income taxes by segment follows:

Revenue

	2006	2005	2004
		(In millions)	
Government Communications Systems	$1,812.5	$1,805.2	$1,506.1
RF Communications	808.6	537.1	430.4
Microwave Communications	348.7	320.2	329.8
Broadcast Communications	538.4	384.1	287.2
Corporate eliminations	(33.4)	(46.0)	(34.9)
	$3,474.8	$3,000.6	$2,518.6

Income From Continuing Operations Before Income Taxes

	2006(2)	2005(3)	2004(4)
		(In millions)	
Segment Operating Income (Loss):			
Government Communications Systems	$216.5	$203.4	$153.4
RF Communications	278.9	166.5	118.9
Microwave Communications	(19.6)	7.7	(12.1)
Broadcast Communications	22.8	18.1	8.1
Headquarters expense	(75.4)	(58.0)	(51.7)
Corporate eliminations	(16.5)	(16.5)	(7.3)
Non-operating income (loss) (1)	(1.2)	(6.3)	(11.0)
Net interest	(24.7)	(16.5)	(18.3)
	$380.8	$298.4	$180.0

(1) "Non-operating income (loss)" includes equity income (loss), royalties and related intellectual property expenses, gains and losses from the sale of securities available-for-sale, write-downs of investments from other-than-temporary decreases in market value and expenses associated with our selected investments and other items. Additional information regarding non-operating income (loss) is set forth in *Note 21: Non-Operating Income (Loss)*.

(2) The operating loss in the Microwave Communications segment in fiscal 2006 included $39.6 million in inventory write-downs and other charges associated with product discontinuances and the planned shutdown of manufacturing activities at our Montreal, Canada plant. The operating income in the Broadcast Communications segment in fiscal 2006 included charges of $11.9 million related to write-off of in-process research and development costs, lower margins being recognized subsequent to our acquisition due to a step up in inventory recorded as of the acquisition date and other costs associated with our acquisition of Leitch. The operating income in the Broadcast Communications segment in fiscal 2006 also included charges of $25.0 million related to cost-reduction actions, which included closing our Huntingdon, United Kingdom facility; relocating manufacturing of European-standard transmission products to our Quincy, Illinois facility; reducing our infrastructure in Austria; outsourcing manufacturing of radio consoles and related products from our Mason, Ohio facility; and headcount reductions from further integration within our software systems business area. Charges incurred in fiscal 2006 related to these actions included $9.7 million severance and other employee-related exit costs and $2.3 million facility-related costs. Headquarters expense in fiscal 2006 included a $5.4 million charge related to our arbitration with Bourdex. Non-operating income (loss) included a $6.9 million write-down of our passive investments due to other-than-temporary impairments and a $6.1 million gain from the settlement of intellectual property infringement lawsuits.

(3) Fiscal 2005 Broadcast Communications segment's operating income includes $8.6 million of charges related to a write-off of in-process research and development and impairment losses on capitalized software development costs associated with our acquisition of Encoda. Non-operating income (loss) includes a $9.6 million write-down of our passive investments due to other-than-temporary impairments and an $8.5 million gain from our execution of a patent cross-licensing agreement.

(4) Fiscal 2004 Microwave Communications segment's operating loss includes $7.3 million of expenses related to cost-reduction measures. Broadcast Communications segment's operating loss includes $4.4 million of expenses related to cost-reduction actions and a $4.4 million gain related to the reversal of a previously established reserve for the consolidation of this segment's European operations. Non-operating income (loss) includes a $5.0 million write-down of our interest in Teltronics, Inc. and an $8.5 million loss and a $6.4 million gain in two unrelated patent infringement cases.

NOTE 24: LEGAL PROCEEDINGS

From time to time, as a normal incident of the nature and kind of businesses in which we are engaged, various claims or charges are asserted and litigation commenced against us arising from or related to: product liability; personal injury; patents, trademarks or trade secrets; labor and employee disputes; commercial or contractual disputes; the sale or use of products containing asbestos; breach of warranty; or environmental matters. Claimed amounts may be substantial but may not bear any reasonable relationship to the merits of the claim or the extent of any real risk of court or arbitral awards. We have recorded accruals for losses related to those matters that we consider to be probable and that can be reasonably estimated. Gain contingencies, if any, are recognized when they are realized and legal costs are generally expensed when incurred. While it is not feasible to predict the outcome of these matters with certainty, and some lawsuits, claims or proceedings may be disposed or decided unfavorably to us, based upon available information, in the opinion of management, settlements and final judgments, if any, which are considered probable of being rendered against us in litigation or arbitration in existence at June 30, 2006 are reserved for, covered by insurance or would not have a material adverse effect on our financial position, results of operations or cash flows.

SUBSEQUENT EVENT (UNAUDITED)

On September 5, 2006, we announced that we entered into a definitive agreement with Stratex Networks, Inc. ("Stratex Networks"), a publicly held provider of high-speed wireless transmission systems, under which we will combine our Microwave Communications Division with Stratex Networks to form a new company named "Harris Stratex Networks, Inc." Under the terms of the agreement, we will contribute our Microwave Communications Division and $25 million of cash in exchange for approximately 56 percent ownership of the combined company. Stratex Networks shareholders will exchange their existing ownership of Stratex Networks for approximately 44 percent ownership of the combined company. The transaction is subject to approval by Stratex Networks shareholders, customary regulatory approvals, and other customary closing conditions. Following the closing, it is expected that Harris Stratex Networks, Inc. will be listed on the NASDAQ Global Market. The transaction is expected to close during the second or third quarter of our fiscal year 2007. The financial results of Harris Stratex Networks, Inc. will be reflected in our consolidated financial statements, with appropriate elimination of the minority interest not held by us.

QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected quarterly financial data is summarized below.

	Quarter Ended				Total Year
	9-30-05(1)	12-30-05(2)	3-31-06(3)	6-30-06(4)	
	(In millions, except per share amounts)				
Fiscal 2006					
Revenue	$759.7	$841.6	$881.1	$992.4	$3,474.8
Gross profit	224.9	239.3	296.9	341.0	1,102.1
Income before income taxes	79.6	61.0	111.3	128.9	380.8
Net income	50.3	30.0	72.5	85.1	237.9
Per share data:					
Basic net income per share	.38	.23	.54	.64	1.79
Diluted net income per share	.36	.22	.52	.61	1.71
Cash dividends	.08	.08	.08	.08	.32
Stock prices — High	42.48	45.78	49.78	48.85	
Low	30.91	36.72	42.17	37.69	

	Quarter Ended				Total Year
	10-1-04(5)	12-31-04(6)	4-1-05	7-1-05(7)	
	(In millions, except per share amounts)				
Fiscal 2005					
Revenue	$669.4	$737.2	$772.1	$821.9	$3,000.6
Gross profit	165.3	197.0	224.7	236.8	823.8
Income before income taxes	58.9	64.9	83.2	91.4	298.4
Net income	40.1	45.1	55.8	61.2	202.2
Per share data:					
Basic net income per share	.30	.34	.42	.46	1.52
Diluted net income per share	.29	.33	.40	.44	1.46
Cash dividends	.06	.06	.06	.06	.24
Stock prices — High	28.07	34.57	35.00	33.52	
Low	21.60	27.99	26.94	27.25	

(1) Income before income taxes includes $18.0 million ($15.1 million after-tax) in charges associated with consolidating manufacturing locations and other cost-reduction initiatives in our Broadcast Communications segment and $0.2 million ($0.1 million after-tax) in write-downs of our passive investments due to other-than-temporary impairments.

(2) Income before income taxes includes $35.5 million ($32.4 million after-tax) in inventory write-downs and other charges associated with product discontinuances and the planned shutdown of manufacturing activities at our Montreal, Canada plant in our Microwave Communications segment; $6.5 million ($6.5 million after-tax) in charges for costs associated with our Broadcast Communications segment's acquisition of Leitch; $6.2 million ($4.2 million after-tax) in write-downs of our passive investments due to other-than-temporary impairments; a $6.1 million ($4.1 million after-tax) gain from the settlement of intellectual property infringement lawsuits; and $5.2 million ($3.6 million after-tax) in charges associated with consolidating manufacturing locations and other cost-reduction initiatives in our Broadcast Communications segment.

(3) Income before income taxes includes a $5.4 million ($5.4 million after-tax) charge related to our arbitration with Bourdex; $3.2 million ($2.2 million after-tax) in charges for costs associated with our Broadcast Communications segment's acquisition of Leitch; $0.8 million ($0.7 million after-tax) in charges associated with consolidating manufacturing locations and other cost-reduction initiatives in our Broadcast Communications segment; and $0.3 million ($0.3 million after-tax) in severance and other charges associated with product discontinuances and the planned shutdown of manufacturing activities at our Montreal, Canada plant in our Microwave Communications segment.

(4) Income before income taxes includes $3.8 million ($3.8 million after-tax) in severance and other charges associated with product discontinuances and the planned shutdown of manufacturing activities at our Montreal, Canada plant in our Microwave Communications segment; $2.2 million ($1.5 million after-tax) in charges for costs associated with our Broadcast Communications segment's acquisition of Leitch; $1.0 million ($0.6 million after-tax) in charges associated with consolidating manufacturing locations and other cost-reduction initiatives in our Broadcast Communications segment; and $0.5 million ($0.3 million after-tax) in write-downs of our passive investments due to other-than-temporary impairments.

(5) Income before income taxes includes a $1.1 million ($0.7 million after-tax) write-down of our passive investments due to other-than-temporary impairments.

(6) Income before income taxes includes an $8.6 million ($7.0 million after-tax) charge related to write-off of in-process research and development and impairment losses on capitalized software development costs associated with our Broadcast Communications segment's acquisition of Encoda. Net income includes a $3.5 million income tax benefit from the settlement of a domestic tax audit.

(7) Income before income taxes includes an $8.5 million ($5.7 million after-tax) write-down of our passive investments due to other-than-temporary impairments and an $8.5 million ($5.7 million after-tax) gain related to our execution of a patent cross-licensing agreement.

We have classified investments in ARS as short-term investments. Previously, such investments had been classified as cash and cash equivalents due to their liquidity and pricing reset feature. We have revised the classification to report these securities as short-term investments in the Consolidated Balance Sheet. We held ARS of $219.7 million, $133.4 million, $56.6 million and $142.7 million for the quarters ended October 1, 2004; September 30, 2005; December 30, 2005; and March 31, 2006, respectively. We held no ARS for the quarters ended December 31, 2004 and April 1, 2005. We also revised the presentation of the Consolidated Statement of Cash Flows to reflect the purchase and sales of ARS as investing activities rather than a component of cash and cash equivalents, which is consistent with the presentation for fiscal 2006. In the previously reported Consolidated Statement of Cash Flows for the quarters ended October 1, 2004; September 30, 2005; and March 31, 2006 net cash used in investing activities related to these short-term investments of $23.7 million, $133.4 million and $86.1 million, respectively, was included in cash and cash equivalents. In the previously reported Consolidated Statement of Cash Flows for the quarters ended December 31, 2004 and December 30, 2005 net cash provided by investing activities related to these short-term investments of $219.7 million and $76.8 million, respectively, was included in cash and cash equivalents.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

(a) *Evaluation of disclosure controls and procedures:* We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives, and management necessarily is required to use its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, we have investments in certain unconsolidated entities. As we do not control or manage these entities, our controls and procedures with respect to those entities are necessarily substantially more limited than those we maintain with respect to our consolidated subsidiaries. As required by Rule 13a-15 under the Exchange Act, as of the end of fiscal 2006 we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer. During fiscal 2006, we devoted significant effort to comply with the rules on internal control over financial reporting issued pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. This effort expanded upon our long-standing practice of acknowledging management's responsibility for the establishment and effective operation of internal control through performing self-assessment and monitoring procedures. Based upon this work and other evaluation procedures, our management, including our Chief Executive Officer and our Chief Financial Officer, has concluded that as of the end of fiscal 2006 our disclosure controls and procedures were effective.

(b) *Changes in internal control:* We periodically review our internal control over financial reporting as part of our efforts to ensure compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. In addition, we routinely review our system of internal control over financial reporting to identify potential changes to our processes and systems that may improve controls and increase efficiency, while ensuring that we maintain an effective internal control environment. Changes may include such activities as implementing new, more efficient systems, consolidating the activities of acquired business units, migrating certain processes to our shared services organizations, formalizing policies and procedures, improving segregation of duties, and adding additional monitoring controls. In addition, when we acquire new businesses, we incorporate our controls and procedures into the acquired business as part of our integration activities. There have been no changes in our internal control over financial reporting that occurred during the quarter ended June 30, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(c) *Evaluation of Internal Control over Financial Reporting.* "Management's Report on Internal Control Over Financial Reporting" is included within Item 8. of this Annual Report on Form 10-K. Both our management's assessment and the effectiveness of our internal control over financial reporting were audited by Ernst & Young LLP, our independent registered public accountants. Their unqualified report is included within Item 8. of this Annual Report on Form 10-K.

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

(a) *Identification of Directors:* The information required by this Item, with respect to our directors, is incorporated herein by reference to the discussion under the headings *Proposal 1: Election of Directors — Terms Expiring In 2009* and *Current Directors Not Up For Election* in our Proxy Statement for our Annual Meeting of Shareholders scheduled to be held on October 27, 2006, which proxy statement is expected to be filed within 120 days after the end of our 2006 fiscal year.

(b) *Identification of Executive Officers:* Certain information regarding our executive officers is included in Part I of this Annual Report on Form 10-K under the heading "Executive Officers of the Registrant" in accordance with General Instruction G(3) of Form 10-K.

(c) *Audit Committee Information; Financial Expert:* The information required by this Item with respect to the Audit Committee of our Board of Directors and Audit Committee financial experts is incorporated herein by reference to the discussion under the headings "Board Committees and Committee Charters," "Audit Committee" and "Committee Membership" in our Proxy Statement for our Annual Meeting of Shareholders scheduled to be held October 27, 2006, which proxy statement is expected to be filed within 120 days after the end of our 2006 fiscal year.

(d) *Section 16 Beneficial Ownership Reporting Compliance:* The information relating to compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to the discussion under the heading *Section 16(a) Beneficial Ownership Reporting Compliance* in our Proxy Statement for our Annual Meeting of Shareholders scheduled to be held on October 27, 2006, which proxy statement is expected to be filed within 120 days after the end of our 2006 fiscal year.

(e) *Code of Ethics:* All our directors and employees, including our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and other senior accounting and financial officers, are required to abide by our Standards of Business Conduct. Our Standards of Business Conduct are posted on our website at *www.harris.com/business-conduct* and are also available free of charge by written request to our Director of Business Conduct, Harris Corporation, 1025 West NASA Boulevard, Melbourne, Florida 32919. We intend to disclose any amendment to, or waiver from, our Standards of Business Conduct granted to any director or officer on the Business Conduct section of our website at *www.harris.com/business-conduct* within four business days following such amendment or waiver. The information required by this Item with respect to codes of ethics is incorporated herein by reference to the discussion under the heading *Standards of Business Conduct* in our Proxy Statement for our Annual Meeting of Shareholders scheduled to be held on October 27, 2006, which proxy statement is expected to be filed within 120 days after the end of our 2006 fiscal year.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this Item, with respect to compensation of our directors and executive officers, is incorporated herein by reference to our Proxy Statement for our Annual Meeting of Shareholders scheduled to be held on October 27, 2006, which proxy statement is expected to be filed within 120 days after the end of our 2006 fiscal year. The information specified in Item 402(k) and (l) of Regulation S-K and set forth in our Proxy Statement for our Annual Meeting of Shareholders scheduled to be held on October 27, 2006, is not incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of June 30, 2006 about our common stock that may be issued, whether upon the exercise of options, warrants and rights or otherwise, under our existing equity compensation plans.

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)(2)	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders(1)	5,826,328	$22.79	26,664,427
Equity compensation plans not approved by shareholders	-0-	N/A	-0-
Total	5,826,328	$22.79	26,664,427

(1) Consists of the Harris Corporation Stock Incentive Plan, the Harris Corporation 2000 Stock Incentive Plan and the Harris Corporation 2005 Equity Incentive Plan. No additional awards may be granted under the Harris Corporation Stock Incentive Plan or the Harris Corporation 2000 Stock Incentive Plan. Includes outstanding options for 1,464 shares of our common stock that were assumed in connection with our acquisition of WavTrace, Inc. in fiscal 2001.

(2) Under the Harris Corporation 2000 Stock Incentive Plan and the Harris Corporation 2005 Equity Incentive Plan, we have granted shares in the form of performance share awards, restricted stock awards, or other similar types of share awards. As of June 30, 2006, there were issued and outstanding 984,046 shares of such awards under these plans. Because there is no exercise price associated with performance share awards or restricted share awards which are granted to employees at no cost, such shares are not included in the weighted average exercise price calculation.

See *Note 15: Stock Options and Share-Based Compensation* in the Notes for a general description of our stock and equity incentive plans.

The other information required by this Item, with respect to security ownership of certain of our beneficial owners and management, is incorporated herein by reference to the discussion under the headings *Our Largest Shareholders* and *Shares Held By Our Directors and Executive Officers* in our Proxy Statement for our Annual Meeting of Shareholders scheduled to be held on October 27, 2006, which proxy statement is expected to be filed within 120 days after the end of our 2006 fiscal year.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information required by this Item is incorporated herein by reference to the discussion under the heading *Certain Relationships and Related Transactions* in our Proxy Statement for our Annual Meeting of Shareholders scheduled to be held on October 27, 2006, which proxy statement is expected to be filed within 120 days after the end of our 2006 fiscal year.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this Item is incorporated herein by reference to the discussion under the heading *Proposal 2: Ratification of Appointment of Independent Registered Public Accountants* in our Proxy Statement for our Annual Meeting of Shareholders scheduled to be held on October 27, 2006, which proxy statement is expected to be filed within 120 days after the end of our 2006 fiscal year.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

The following documents are filed as a part of this Annual Report on Form 10-K:

(1) List of Financial Statements Filed as Part of this Annual Report on Form 10-K

The following financial statements and reports of Harris Corporation and its consolidated subsidiaries are included in Item 8. of this Annual Report on Form 10-K at the page numbers referenced below:

All other schedules are omitted because they are not applicable, the amounts are not significant, or the required information is shown in the Consolidated Financial Statements or the Notes thereto.

(3) Exhibits:

The following exhibits are filed herewith or are incorporated herein by reference to exhibits previously filed with the SEC:

(1)(a) Underwriting Agreement dated as of September 15, 2005 among Harris Corporation and Morgan Stanley Co. Incorporated and Bank of America Securities, LLC, on behalf of several underwriters, named therein, incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed with the SEC on September 16, 2005. (Commission File Number 1-3863)

(2)(a)(i) Arrangement Agreement between Harris Corporation and Leitch Technology Corporation, dated August 31, 2005, incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on September 2, 2005. (Commission File Number 1-3863)

(ii) Amending Agreement, dated as of September 12, 2005, between Harris Corporation and Leitch Technology Corporation, incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on From 8-K filed with the SEC on September 16, 2005. (Commission File Number 1-3863)

(2)(b) Agreement and Plan of Merger, dated as of October 6, 2004, by and among Harris Corporation, Sunshine Merger Corp. and Encoda Systems Holdings, Inc. incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with SEC on October 6, 2004. (Commission File Number 1-3863)

(3)(i) Restated Certificate of Incorporation of Harris Corporation (1995), incorporated herein by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996. (Commission File Number 1-3863)

(3) (ii) By-Laws of Harris Corporation as amended and restated effective October 28, 2005, incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on November 2, 2005. (Commission File Number 1-3863)

(4) (a) Specimen stock certificate for the Company's common stock, incorporated herein by reference to Exhibit 4(a) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2004. (Commission File Number 1-3863)

(4) (b) Stockholder Protection Rights Agreement, between Harris Corporation and Mellon Investor Services, LLC (formerly ChaseMellon Shareholder Services, L.L.C.) as Rights Agent, dated as of December 6, 1996, incorporated herein by reference to Exhibit 1 to the Company's Current Report on Form 8-K filed with the SEC on December 6, 1996. (Commission File Number 1-3863)

(4) (c) (i) Indenture, dated as of May 1, 1996, between Harris Corporation and The Bank of New York, as Trustee, relating to unlimited amounts of debt securities which may be issued from time to time by the Company when and as authorized by the Company's Board of Directors or a Committee of the Board, incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-3, Registration Statement No. 333-03111, filed with the SEC on May 3, 1996.

(4) (c) (ii) Instrument of Resignation from Trustee and Appointment and Acceptance of Successor Trustee among Harris Corporation, JP Morgan Chase Bank, as Resigning Trustee and The Bank of New York, as Successor Trustee, dated as of November 1, 2002 (effective November 15, 2002), incorporated by reference to Exhibit 99.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2002. (Commission File Number 1-3863)

(4) (d) Indenture, dated as of October 1, 1990, between Harris Corporation and National City Bank, as Trustee, relating to unlimited amounts of debt securities which may be issued from time to time by the Company when and as authorized by the Company's Board of Directors or a Committee of the Board, incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-3, Registration Statement No. 33-35315, filed with the SEC on June 8, 1990.

(4) (e) Indenture, dated as of August 26, 2002, between Harris Corporation and The Bank of New York, as Trustee, relating to $150,000,000 of 3.5% Convertible Debentures due 2022, incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the SEC on August 26, 2002. (Commission File Number 1-3863)

(4) (f) Indenture, dated as of September 3, 2003, between Harris Corporation and The Bank of New York, as Trustee, relating to unlimited amounts of debt securities which may be issued from time to time by the Company when and as authorized by the Company's Board of Directors or a Committee of the Board, incorporated herein by reference to Exhibit 4(b) to the Company's Registration Statement on Form S-3, Registration Statement No. 333-108486, filed with the SEC on September 3, 2003.

(4) (g) Subordinated Indenture, dated as of September 3, 2003, between Harris Corporation and The Bank of New York, as Trustee, relating to unlimited amounts of debt securities which may be issued from time to time by the Company when and as authorized by the Company's Board of Directors or a Committee of the Board, incorporated herein by reference to Exhibit 4(c) to the Company's Registration Statement on Form S-3, Registration Statement No. 333-108486, filed with the SEC on September 3, 2003.

(4) (h) Form of the Company's 5% Notes due 2015, incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on September 16, 2005. (Commission File No. 1-3863)

(4) (i) Pursuant to Regulation S-K Item 601 (b) (4) (iii), Registrant by this filing agrees, upon request, to furnish to the SEC a copy of other instruments defining the rights of holders of long-term debt of Harris.

(10) Material Contracts:

*(10)(a) Form of Executive Severance Agreement, incorporated herein by reference to Exhibit 10(a) to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996. (Commission File Number 1-3863)

*(10)(b) Harris Corporation 2005 Annual Incentive Plan (Effective as of July 2, 2005) incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on November 3, 2005. (Commission File Number 1-3863)

*(10)(c)(i) Harris Corporation Stock Incentive Plan (amended as of August 23, 1997), incorporated herein by reference to Exhibit 10(c) to the Company's Annual Report on Form 10-K for the fiscal year ended June 27, 1997. (Commission File Number 1-3863)

(ii) Stock Option Agreement Terms and Conditions (as of 8/22/97) for grants under the Harris Corporation Stock Incentive Plan, incorporated herein by reference to Exhibit 10(v) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 3, 1997. (Commission File Number 1-3863)

(iii) Form of Outside Directors' Stock Option Agreement (as of 10/24/97) for grants under the Harris Corporation Stock Incentive Plan, incorporated herein by reference to Exhibit 10(c)(iii) to the Company's Annual Report on Form 10-K for the fiscal year ended July 3, 1998. (Commission File Number 1-3863)

(iv) Stock Option Agreement Terms and Conditions (as of 8/25/00) for grants under the Harris Corporation Stock Incentive Plan, incorporated herein by reference to Exhibit (10)(i) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2000. (Commission File Number 1-3863)

*(10)(d)(i) Harris Corporation 2000 Stock Incentive Plan, incorporated herein by reference to Exhibit 4(b) to the Company's Registration Statement on Form S-8, Registration Statement No. 333-49006, filed with the SEC on October 31, 2000.

(ii) Amendment No. 1 to Harris Corporation 2000 Stock Incentive Plan, dated as of December 3, 2004, incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on December 8, 2004. (Commission File Number 1-3863)

(iii) Stock Option Agreement Terms and Conditions (as of 10/27/2000) for grants under the Harris Corporation 2000 Stock Incentive Plan, incorporated herein by reference to Exhibit (10)(d)(ii) to the Company's Annual Report on Form 10-K for the fiscal year ended June 29, 2001. (Commission File Number 1-3863)

(iv) Stock Option Agreement Terms and Conditions (as of 8/24/01) for grants under the Harris Corporation 2000 Stock Incentive Plan, incorporated herein by reference to Exhibit (10)(i) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2001. (Commission File Number 1-3863)

(v) Stock Option Agreement Terms and Conditions (as of 8/22/03) for grants under the Harris Corporation 2000 Stock Incentive Plan, incorporated herein by reference to Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 2003. (Commission File Number 1-3863)

(vi) Stock Option Agreement Terms and Conditions (as of 8/27/04) for grants under the Harris Corporation 2000 Stock Incentive Plan, incorporated herein by reference to Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2004. (Commission File Number 1-3863)

(vii) Stock Option Agreement Terms and Conditions (as of 8/26/05) for grants under the Harris Corporation 2000 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on September 1, 2005. (Commission File Number 1-3863)

(viii) Executive Performance Share Award Agreement Terms and Conditions (as of 8/24/01) for grants under the Harris Corporation 2000 Stock Incentive Plan, incorporated herein by reference to Exhibit (10)(ii) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2001. (Commission File Number 1-3863)

(ix) Performance Share Award Agreement Terms and Conditions (as of 8/26/05) for grants under the Harris Corporation 2000 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on September 1, 2005. (Commission File Number 1-3863)

(x) Form of Outside Director Stock Option Agreement (as of 10/27/2000) for grants under the Harris Corporation 2000 Stock Incentive Plan, incorporated herein by reference to Exhibit (10)(d)(iii) to the Company's Annual Report on Form 10-K for the fiscal year ended June 29, 2001. (Commission File Number 1-3863)

(xi) Restoration Stock Option Agreement Terms and Conditions (as of 8/24/01) for grants under the Harris Corporation 2000 Stock Incentive Plan, incorporated herein by reference to Exhibit 10(d)(vi) to the Company's Annual Report on Form 10-K for the fiscal year ended June 27, 2003. (Commission File Number 1-3863)

(xii) Restoration Stock Option Agreement Terms and Conditions (as of 10/27/00) for grants under the Harris Corporation 2000 Stock Incentive Plan, incorporated herein by reference to Exhibit 10(d)(vii) to the Company's Annual Report on Form 10-K for the fiscal year ended June 27, 2003. (Commission File Number 1-3863)

(xiii) Restoration Stock Option Agreement Terms and Conditions (as of 8/22/03) for grants under the Harris Corporation 2000 Stock Incentive Plan, incorporated herein by reference to Exhibit 10(c) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 2003. (Commission File Number 1-3863)

(xiv) Executive Restricted Stock Award Agreement Terms and Conditions for grants under the Harris Corporation 2000 Stock Incentive Plan, incorporated herein by reference to Exhibit 10(d)(viii) to the Company's Annual Report on Form 10-K for the fiscal year ended June 27, 2003. (Commission File Number 1-3863)

*(10)(e)(i) Harris Corporation 2005 Equity Incentive Plan incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 2, 2005. (Commission File Number 1-3863)

(ii) Stock Option Award Agreement Terms and Conditions (as of 10/28/05) for grants under the Harris Corporation 2005 Equity Incentive Plan incorporated herein by reference to Exhibit 10(f) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 30, 2005. (Commission File Number 1-3863)

(iii) Performance Share Award Agreement Terms and Conditions (as of 10/28/05) for grants under the Harris Corporation 2005 Equity Incentive Plan incorporated herein by reference to Exhibit 10(g) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 30, 2005. (Commission File Number 1-3863)

(iv) Restricted Stock Award Agreement Terms and Conditions (as of 10/28/05) for grants under the Harris Corporation 2005 Equity Incentive Plan. Plan incorporated herein by reference to Exhibit 10(h) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 30, 2005. (Commission File Number 1-3863)

(v) Performance Unit Award Agreement Terms and Conditions (as of 10/28/05) for grants under the Harris Corporation 2005 Equity Incentive Plan incorporated herein by reference to Exhibit 10(i) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 30, 2005. (Commission File Number 1-3863)

(vi) Restricted Unit Award Agreement Terms and Conditions (as of 10/28/05) for grants under the Harris Corporation 2005 Equity Incentive Plan incorporated herein by reference to

Exhibit 10(j)to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 30, 2005. (Commission File Number 1-3863)

*(10)(f)(i) Harris Corporation Retirement Plan (Amended and Restated Effective October 1, 2005), incorporated herein by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on November 2, 2005. (Commission File Number 1-3863)

(ii) Amendment Number One to the Harris Corporation Retirement Plan, dated June 13, 2006.

*(10)(g)(i) Harris Corporation Supplemental Executive Retirement Plan (amended and restated effective March 1, 2003), incorporated herein by reference to Exhibit 10(b)(i) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 28, 2003. (Commission File Number 1-3863)

(ii) Amendment No. 1 to Harris Corporation Supplemental Executive Retirement Plan, incorporated herein by reference to Exhibit (10)(b)(ii) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 28, 2003. (Commission File Number 1-3863)

(iii) Amendment No. 2 to Harris Corporation Supplemental Executive Retirement Plan, dated June 4, 2004 incorporated herein by reference to Exhibit (10)(f)(iii) to the Company's Annual Report on Form 10-K for the fiscal year ended July 2, 2004. (Commission File Number 1-3863)

*(10)(h) Harris Corporation 1997 Directors' Deferred Compensation and Annual Stock Unit Award Plan (Amended and Restated Effective January 1, 2006), incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on November 2, 2005. (Commission File Number 1-3863)

*(10)(i) Harris Corporation 2005 Directors' Deferred Compensation Plan (as Amended and Restated Effective January 1, 2006) incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on November 2, 2005. (Commission File Number 1-3863)

(10)(j) Revolving Credit Agreement, dated as of March 31, 2005, naming Harris Corporation as Borrower, SunTrust Bank as Administrative Agent, Letters of Credit Issuer and Swingline Lender and the other lenders as parties thereto, incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on April 5, 2005. (Commission File Number 1-3863)

*(10)(k) Form of Director and Executive Officer Indemnification Agreement, incorporated herein by reference to Exhibit 10(r) to the Company's Annual Report on Form 10-K for the fiscal year ended July 3, 1998. (Commission File Number 1-3863)

*(10)(l) Amended and Restated Master Trust Agreement and Declaration of Trust, made as of December 2, 2003, by and between Harris Corporation and The Northern Trust Company, incorporated herein by reference to Exhibit 10(c) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 2, 2004. (Commission File Number 1-3863)

*(10)(m)(i) Master Rabbi Trust Agreement, amended and restated as of December 2, 2003, by and between Harris Corporation and The Northern Trust Company, incorporated herein by reference to Exhibit 10(d) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 2, 2004. (Commission File Number 1-3863)

(ii) First Amendment to Master Rabbi Trust Agreement, amended and restated as of December 2, 2003, by and between Harris Corporation and The Northern Trust Company, dated the 24th day of September, 2004, incorporated herein by reference to Exhibit (10)(b) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2004. (Commission File Number 1-3863)

(iii) Second Amendment to the Harris Corporation Master Rabbi Trust Agreement, amended and restated as of December 2, 2003, by and between Harris Corporation and The Northern Trust Company, dated as of December 8, 2004, incorporated herein by reference to Exhibit 10.5 to the

Company's Current Report on Form 8-K filed with the SEC on December 8, 2004. (Commission File Number 1-3863)

*(10)(n) Letter Agreement, dated as of December 3, 2004, by and between Harris Corporation and Howard L. Lance, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 8, 2004. (Commission File Number 1-3863)

*(10)(o) Offer Letter, dated July 5, 2005, by and between Harris Corporation and Jeffrey S. Shuman, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 1, 2005. (Commission File Number 1-3863)

*(10)(p) Offer Letter, dated August 8, 2003, by and between Harris Corporation and Guy M. Campbell, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 31, 2006. (Commission File Number 1-3863)

*(10)(q) Letter Agreement, dated November 17, 2003, by and between Leitch Technology Corporation and Timothy E. Thorsteinson, as amended by a Compensation Amendment Letter, dated June 9, 2005, as further amended by a Letter Agreement, dated August 31, 2005, by and between Leitch Technology Corporation and Timothy E. Thorsteinson, and as further amended by a Letter Agreement, dated October 24, 2005, by and between Harris Corporation and Timothy E. Thorsteinson, incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on August 31, 2006. (Commission File Number 1-3863)

(10)(r) Commercial Paper Issuing and Paying Agent Agreement, dated as of March 30, 2005, between Citibank, N.A. and Harris Corporation, incorporated herein by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the SEC on April 5, 2005. (Commission File Number 1-3863)

*(10)(s) Summary of Base Salary and Incentive Compensation for fiscal 2007 for Named Executive Officers, incorporated herein by reference to the Company's Current Report on Form 8-K filed with the SEC on August 31, 2006. (Commission File Number 1-3863)

*(10)(t) Summary of Annual Compensation of Outside Directors.

(12) Statement regarding computation of ratio of earnings to fixed charges.

(21) Subsidiaries of the Registrant.

(23) Consent of Ernst & Young LLP.

(24) Power of Attorney.

(31.1) Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

(31.2) Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

(32.1) Section 1350 Certification of Chief Executive Officer.

(32.2) Section 1350 Certification of Chief Financial Officer.

---

* Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARRIS CORPORATION
(Registrant)

Dated: September 6, 2006

By /s/ HOWARD L. LANCE
Howard L. Lance
Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ HOWARD L. LANCE Howard L. Lance	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	September 6, 2006
/s/ GARY L. MCARTHUR Gary L. McArthur	Vice President and Chief Financial Officer (Principal Financial Officer)	September 6, 2006
/s/ LEWIS A. SCHWARTZ Lewis A. Schwartz	Principal Accounting Officer	September 6, 2006
/s/ THOMAS A. DATTILO* Thomas A. Dattilo	Director	September 6, 2006
/s/ TERRY D. GROWCOCK* Terry D. Growcock	Director	September 6, 2006
/s/ LEWIS HAY III* Lewis Hay III	Director	September 6, 2006
/s/ KAREN KATEN* Karen Katen	Director	September 6, 2006
/s/ STEPHEN P. KAUFMAN* Stephen P. Kaufman	Director	September 6, 2006
/s/ LESLIE F. KENNE* Leslie F. Kenne	Director	September 6, 2006
/s/ DAVID B. RICKARD* David B. Rickard	Director	September 6, 2006
/s/ JAMES C. STOFFEL* James C. Stoffel	Director	September 6, 2006
/s/ GREGORY T. SWIENTON* Gregory T. Swienton	Director	September 6, 2006
/s/ HANSEL E. TOOKES II* Hansel E. Tookes II	Director	September 6, 2006

*By: /s/ SCOTT T. MIKUEN
Scott T. Mikuen
Attorney-in-Fact
pursuant to a power of attorney

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

HARRIS CORPORATION AND SUBSIDIARIES

(In thousands)

Col. A	Col. B	Col. C		Col. D	Col. E
		Additions			
Description	Balance at Beginning of Period	(1) Charged to Costs and Expenses	(2) Charged to Other Accounts Describe	Deductions — Describe	Balance at End of Period
Year ended June 30, 2006:					
Amounts Deducted From				$ (334) (A)	
Respective Asset Accounts:			$ 896 (C)	5,009 (B)	
Allowances for collection losses	$15,791	$ 5,341	$ 896	$4,675	$17,353
Allowances for deferred tax assets	$47,710	$22,692	$ —	$ —	$70,402
Year ended July 1, 2005:					
Amounts Deducted From				$ (758) (A)	
Respective Asset Accounts:			$3,515 (C)	3,244 (B)	
Allowances for collection losses	$12,712	$ 2,050	$3,515	$2,486	$15,791
Allowances for deferred tax assets	$38,696	$ 9,014	$ —	$ —	$47,710
Year ended July 2, 2004:					
Amounts Deducted From				$ (30) (A)	
Respective Asset Accounts:				3,673 (B)	
Allowances for collection losses	$12,801	$ 3,554	$ —	$3,643	$12,712
Allowances for deferred tax assets	$20,137	$18,559	$ —	$ —	$38,696

Note A — Foreign currency translation gains and losses.

Note B — Uncollectible accounts charged off, less recoveries on accounts previously charged off.

Note C — Acquisitions.

Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended		
	June 30, 2006	July 1, 2005	July 2, 2004
	(In millions except ratios)		
Earnings:			
Net Income	$237.9	$202.2	$132.8
Plus: Income Taxes	142.9	96.2	62.6
Fixed Charges	46.7	33.0	31.4
Amortization of Capitalized Interest	—	—	—
Less: Interest Capitalized During the Period	—	—	—
Undistributed Earnings in Equity Investments	—	—	—
	$427.5	$331.4	$226.8
Fixed Charges:			
Interest Expense	$ 36.5	$ 24.0	$ 24.5
Plus: Capitalized Interest	—	—	—
Interest Portion of Rental Expense	10.2	9.0	6.9
	$ 46.7	$ 33.0	$ 31.4
Ratio of Earnings to Fixed Charges	9.15	10.04	7.22

HARRIS CORPORATION
SUBSIDIARIES AS OF SEPTEMBER 1, 2006

(100% direct or indirect ownership by Harris Corporation, unless otherwise noted)

Name of Subsidiary	State or Other Jurisdiction of Incorporation
Harris Asia Pacific Sdn. Bhd	Malaysia
Harris Australia Pty. Ltd.	Australia
Harris Canada, Inc.	Canada
Harris Cayman, Ltd.	Cayman Islands
Harris Communication Argentina SA	Argentina
Harris Communication (Netherlands) BV	Netherlands
Harris Communication France SAS	France
Harris Communication Systems Nigeria Limited	Nigeria
Harris Communications GmbH	Germany
Harris Communications Austria GmbH	Austria
Harris Communications Honduras, S.A. de C.V.	Honduras
Harris Communications International, Inc.	Delaware
Harris Communications Ltd.	Hong Kong
Harris Communications (Shenzhen) Ltd.	China
Harris Controls Australia Limited	Australia
Harris Denmark ApS	Denmark
Harris Denmark Holding ApS	Denmark
Harris do Brasil Limitada	Brazil
Harris Foreign Sales Corporation, Inc.	Virgin Islands
Harris Pension Management Limited	England
Harris SA	Belgium
Harris S.A. de C.V.	Mexico
Harris Semiconductor G.m.b.H	Germany
Harris Semiconductor Design & Sales Pte. Ltd.	Singapore
Harris Semiconductor Pte. Ltd.	Singapore
Harris Semiconductor (Suzhou) Co., Ltd.	China
Harris Software Systems (HK) Limited	Hong Kong
Harris Software Systems, Inc.	Delaware
Harris Software Systems Pte. Ltd.	Singapore
Harris Software Systems Pty Ltd.	Australia
Harris Solid-State (Malaysia) Sdn. Bhd	Malaysia
Harris Systems Limited	England
Harris Technical Services Corporation	Delaware
Harris Two Thousand	England
Harris Canada Holdings Inc.	Canada
American Coastal Insurance Ltd.	Bermuda
BG-COM Information and Communication Limited Partnership	Hungary
BWA Technology, Inc.	Delaware
Digital Automation (Canada) Ltd.	Canada
Drake Automation, Inc.	New York
Eagle Technology, Inc.	Delaware
Encoda Systems de Mexico SA de CV	Mexico
Eyeon Software, Inc.	Canada
HAL Technologies, Inc.	Delaware
Innovision Europe Limited	United Kingdom
LC Limited	Hong Kong
Leitch America Corporation	Delaware
Leitch Asia Ltd.	Hong Kong
Leitch (Beijing) Technology Limited	China
Leitch do Brasil Technologia e Comercio Limitada	Brazil
Leitch Europe Limited	United Kingdom
Leitch France S.A.R.L.	France
Leitch Incorporated	Delaware
Leitch Technology International Inc.	Canada
Manatee Investment Corporation	Delaware
Maritime Communication Services, Inc.	Delaware
Optimal Solutions, Inc.	Missouri
Pine Valley Investments, Inc.	Delaware
Question d'Image S.A.S.	France
Videotek, Inc.	Pennsylvania
Viewbridge, Inc.	California
Worldwide Electronics, Inc.	Delaware

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following registration statements of Harris Corporation and in the related Prospectuses of our reports dated August 25, 2006, with respect to the consolidated financial statements and schedule of Harris Corporation and subsidiaries, Harris Corporation management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Harris Corporation, included in this Annual Report on Form 10-K for the year ended June 30, 2006:

Form S-8	No. 333-75114	Harris Corporation Retirement Plan
Form S-8	Nos. 33-37969; 33-51171; and 333-07985	Harris Corporation Stock Incentive Plan
Form S-8	No. 333-49006	Harris Corporation 2000 Stock Incentive Plan
Form S-3	No. 333-100823	Harris Corporation Debt and Equity Securities
Form S-3	No. 333-108486	Harris Corporation Debt and Equity Securities
Form S-8	No. 333-130124	Harris Corporation 2005 Equity Incentive Plan
Form S-3 ASR	No. 333-132238	Harris Corporation Debt and Equity Securities

/s/ ERNST & YOUNG LLP
Certified Public Accountants

Jacksonville, Florida
August 31, 2006

CERTIFICATIONS

I, Howard L. Lance, Chairman of the Board, President and Chief Executive Officer of Harris Corporation, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended June 30, 2006, of Harris Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based upon such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: September 6, 2006

/s/ HOWARD L. LANCE

Name: Howard L. Lance
Title: Chairman of the Board,
President and Chief Executive Officer

CERTIFICATIONS

I, Gary L. McArthur, Vice President and Chief Financial Officer of Harris Corporation, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended June 30, 2006, of Harris Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based upon such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: September 6, 2006

/s/ GARY L. MCARTHUR

Name: Gary L. McArthur
Title: Vice President and Chief Financial Officer

Exhibit 32.1

Certification
Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the filing of the Annual Report on Form 10-K of Harris Corporation ("Harris") for the fiscal year ended June 30, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Howard L. Lance, Chairman of the Board, President and Chief Executive Officer of Harris, hereby certifies, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. §1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Harris as of the dates and for the periods expressed in the Report.

Dated: September 6, 2006

/s/ HOWARD L. LANCE

Name: Howard L. Lance
Title: Chairman of the Board, President and Chief Executive Officer

Certification
Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the filing of the Annual Report on Form 10-K of Harris Corporation ("Harris") for the fiscal year ended June 30, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Gary L. McArthur, Vice President and Chief Financial Officer of Harris, hereby certifies, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. §1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Harris as of the dates and for the periods expressed in the Report.

Dated: September 6, 2006

/s/ GARY L. MCARTHUR

Name: Gary L. McArthur
Title: Vice President and Chief Financial Officer

WWW.HARRIS.COM

SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS
Harris Corporation
1025 W. NASA Boulevard
Melbourne, Florida 32919
321-727-9100
www.harris.com

STOCK EXCHANGE
Harris common stock is listed and traded on the New York Stock Exchange.
Ticker Symbol: HRS

BUYING AND SELLING STOCK
Harris Corporation common stock generally is bought or sold through a stockbroker or a financial institution that provides brokerage services. You do not need to contact Harris in connection with the sale or purchase of its common stock.

TRANSFER AGENT AND REGISTRAR
Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, New Jersey 07310-1900
Telephone: 888-261-6777
Outside the U.S., please dial 201-680-6578
www.melloninvestor.com/isd

SHAREHOLDER SERVICES
Mellon Investor Services, our transfer agent, maintains the records for our registered shareholders and can help you with a variety of shareholder-related services at no charge. The Mellon automated telephone voice response system, at 888-261-6777, is available to you 24 hours a day, 7 days week. You can conduct a wide variety of secure transactions just by listening to the menu selections and following the step-by-step instructions. Services include:
- Change of name or address
- Consolidation of accounts
- Duplicate mailings
- Dividend reinvestment enrollment
- Direct deposit of dividends
- Lost stock certificates
- Transfer of stock to another person
- Additional administrative services

Electronic access to your financial statements and shareholder communications is available with MLink℠. Visit www.melloninvestor.com/isd for the most direct access to your shareholder account, 24 hours a day, 7 days a week, via Mellon's secure Investor ServiceDirect® website. You can view and print your Investment Plan Statements, Investor Activity Reports, 1099 tax documents, notification of ACH transmissions, transaction activities, annual meeting materials, and other selected correspondence. Benefits of secure, online access with MLink include:
- E-mail notifications of account activity
- E-mail delivery of shareholder material
- Help reduce paper waste and minimize printing and postage costs by signing up to receive shareholder materials electronically
- Secure access to your documents in a customized, online mailbox
- Convenient management of your shareholder documents – download and print

You can also send mail to Mellon at:
Harris Corporation
c/o Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, New Jersey 07606-1915

ANNUAL MEETING
The 2006 annual meeting of shareholders will be held on October 27 at the Customer Briefing Center on the Harris Corporate Headquarters campus, Melbourne, Florida, starting at 10:00 a.m. The meeting will be webcast and can be accessed from a link on the Investor Relations page on the Harris website: www.harris.com

INDEPENDENT ACCOUNTANTS
Ernst & Young LLP
Jacksonville, Florida

FORWARD-LOOKING STATEMENTS
This Report, including the letter to shareholders, contains forward-looking statements that are based on the views of management regarding future events at the time of publication of this report. These forward-looking statements, which include, but are not limited to: our plans, strategies, and objectives for future operations; new products, services, or developments; future economic conditions; outlook; the value of contract and program awards; our growth potential and the potential of the industries and markets we serve are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results to be materially different from those expressed or implied by each forward-looking statement. These risks, uncertainties, and other factors are discussed in the 2006 Form 10-k.

ANNUAL CERTIFICATIONS
The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to sections 302 and 906 of the Sarbanes-Oxley Act of 2002 were filed as exhibits to our Form 10-K for the fiscal year ended June 30, 2006. Our most recent annual CEO certification regarding Harris' compliance with corporate governance listing standards was submitted to the New York Stock Exchange in October 2005.

CORPORATE AND SOCIAL RESPONSIBILITY
Harris Corporation continuously strives to be a responsible corporate citizen. Our business culture is founded upon a set of core values that govern our relationships with customers, employees, shareholders, suppliers, and the communities in which we operate. To that end, Harris supports civic, educational, business, and environmental activities, and encourages Harris employees to practice good citizenship and become involved in community programs.

Social responsibility programs are an integral part of our strategy for sustained growth. They are incorporated into our Standards of Business Conduct, supported at the highest levels of management, and backed by standards of accountability.

In addition, Harris has had, and will continue to maintain, a strong corporate governance process and philosophy.
The Harris Board first adopted governance principles more than 40 years ago, and they continue to be refined to assist the Board in carrying out its responsibilities. These principles, as well as the Harris 2005 Corporate and Community Responsibility Report, are available online at www.harris.com.


Toronto
Real
HR
Toronto

2006 AMERICAN BUSINESS AWARDS
Harris Chairman, President and CEO Howard L. Lance won a Stevie® Award in the "Best Chairman" category of the 2006 American Business Awards. The award recognizes the expansion of Harris community and educational outreach programs under his leadership, as well as the company's unprecedented increases in revenue and profitability.

Design: SVP Partners Major Photography: Ted Kawalerski Other Photography: John Myers, Johan Steyn Printing: ACME Printing Company assuredcommunications™

HARRIS CORPORATION
1025 WEST NASA BOULEVARD
MELBOURNE, FLORIDA 32919

HARRIS

HARRIS CORPORATION
1025 West NASA Boulevard
Melbourne, Florida 32919

September 18, 2006

Dear Fellow Shareholder:

You are cordially invited to attend the 2006 Annual Meeting of Shareholders of Harris Corporation. The meeting will be held at the Harris Customer Briefing Center located at 1025 West NASA Boulevard in Melbourne, Florida, on Friday, October 27, 2006, starting at 10:00 a.m., local time.

The accompanying Notice of the Annual Meeting and Proxy Statement describe the matters to be acted on at the meeting, which include:

- election of four directors for three-year terms expiring in 2009;
- ratification of the appointment of our independent registered public accountants for fiscal year 2007; and
- the transaction of such other business as may properly come before the meeting or any adjournments or postponements thereof.

Your Board of Directors unanimously believes that the election of its nominees for directors and the ratification of the appointment of independent registered public accountants are in the best interests of Harris and its shareholders. Accordingly, your Board of Directors recommends a vote FOR the election of its nominees for directors and FOR the ratification of the appointment of Ernst & Young LLP as Harris' independent registered public accountants for fiscal year 2007. These matters are discussed in greater detail in the accompanying Proxy Statement.

Following the voting, I will report on our operations and future plans. There will also be an open discussion period during which your questions and comments will be welcome.

The attendance of shareholders at our annual meetings has been helpful in maintaining communication and understanding. We hope you will be able to join us. Whether or not you plan to attend, it is important that your shares be represented and voted at the meeting. You can ensure that your shares are represented at the meeting by voting over the Internet, by telephone or by using a traditional proxy card. Instructions for these convenient ways to vote are set forth on the enclosed voting instruction card.

Cordially,

Howard L. Lance
Chairman, President and Chief Executive Officer

YOUR VOTE IS IMPORTANT. PLEASE VOTE BY TELEPHONE OR OVER THE INTERNET OR COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD.

HARRIS

HARRIS CORPORATION

1025 West NASA Boulevard
Melbourne, Florida 32919

Notice of 2006 Annual Meeting of Shareholders to be held on October 27, 2006

TO THE HOLDERS OF COMMON STOCK
OF HARRIS CORPORATION:

NOTICE IS HEREBY GIVEN that the 2006 Annual Meeting of Shareholders of Harris Corporation will be held at Harris Corporation's Customer Briefing Center located at 1025 West NASA Boulevard, Melbourne, Florida, on Friday, October 27, 2006, at 10:00 a.m., local time, for the following purposes:

1. to elect four directors for three-year terms expiring at the 2009 Annual Meeting of Shareholders;
2. to ratify the appointment by the Audit Committee of Ernst & Young LLP as Harris' independent registered public accountants for fiscal year 2007; and
3. to consider and act upon such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Only holders of common stock of record at the close of business on September 1, 2006 are entitled to notice of and to vote at the Annual Meeting and all adjournments or postponements thereof.

By Order of the Board of Directors
Scott T. Mikuen
Vice President — Associate
General Counsel and
Corporate Secretary

Melbourne, Florida
September 18, 2006

IMPORTANT NOTICE

Your vote is important. If you do not expect to attend the Annual Meeting of Shareholders or if you plan to attend but wish to vote by proxy, please vote over the Internet or by telephone or by completing, signing, dating and promptly mailing the enclosed proxy card for which a return envelope is provided.

HARRIS CORPORATION
2006 ANNUAL MEETING OF SHAREHOLDERS
PROXY STATEMENT
TABLE OF CONTENTS

HARRIS

Proxy Statement
for
2006 Annual Meeting of Shareholders
to be held on October 27, 2006

GENERAL INFORMATION ABOUT THE MEETING

Why am I receiving this proxy statement?

We are furnishing this proxy statement to you in connection with the solicitation of proxies by the Board of Directors (the "Board") of Harris Corporation (which we refer to as "Harris," "we," "our" or "us") for use at the 2006 Annual Meeting of Shareholders to be held on October 27, 2006, and at any adjournments or postponements thereof.

On September 18, 2006, we commenced mailing and made available electronically to our shareholders: (1) this proxy statement, (2) the accompanying proxy card and voting instructions, and (3) a copy of our 2006 Annual Report to Shareholders, which includes our Annual Report on Form 10-K for the fiscal year ended June 30, 2006.

What is a proxy?

A proxy is your legal designation of another person to vote the shares you own. That other person is called a proxy. If you designate someone as your proxy, the document in which you make that designation is also called a proxy.

What is a proxy statement?

This document is a proxy statement. It is a document that we are required by law to give you when we ask you to name a proxy to vote your shares. We encourage you to read this proxy statement carefully.

What is the purpose of the meeting?

The purpose of the 2006 Annual Meeting of Shareholders is to obtain shareholder action on the matters outlined in the notice of meeting included with this proxy statement. These matters include: the election of four directors for three-year terms expiring at the 2009 Annual Meeting of Shareholders and the ratification of the appointment by our Audit Committee of Ernst & Young LLP as our independent registered public accountants for fiscal year 2007. This proxy statement provides you with detailed information about each of these matters.

What is a record date and who is entitled to vote at the meeting?

The record date for the shareholders entitled to vote at the 2006 Annual Meeting is September 1, 2006. The record date was established by the Board as required by Delaware law. Owners of record of shares of Harris common stock at the close of business on the record date are entitled to receive notice of the 2006 Annual Meeting and to vote at the 2006 Annual Meeting and at any adjournments or postponements thereof. You may vote all shares that you owned on the record date.

How many shares can be voted and what is a quorum?

You are entitled to one vote for each share of Harris common stock that you own as of the close of business on September 1, 2006. Only our common stock has voting rights. On the record date, there were 134,214,960 shares outstanding and entitled to vote at the 2006 Annual Meeting and approximately 7,119 holders of record.

A quorum is the minimum number of shares that must be represented in person or by proxy in order for us to conduct the Annual Meeting. The attendance by proxy or in person of holders of a majority of the shares of common stock entitled to vote at the 2006 Annual Meeting, or 67,107,481 shares of common stock based on the record date of September 1, 2006, will constitute a quorum to hold the Annual Meeting. If you grant your proxy over the Internet, by telephone or by proxy card, your shares will be considered part of the quorum.

What different methods can I use to vote?

You have a choice of voting:

- By telephone;
- Over the Internet;
- By mail; or
- In person at the Annual Meeting.

Even if you plan to attend the Annual Meeting, you may vote by telephone, over the Internet or by mail. Please carefully read the instructions below on how to vote your shares. Because the instructions vary depending on how you hold your shares and the method you use to vote, it is important that you follow the instructions that apply to your particular situation.

If you vote over the Internet or by telephone, you should *not* return your proxy card.

What is the difference between a "record owner" and an owner holding shares in "street name"?

If your shares are registered in your name, you are a *"record holder."* You will be a record holder if you hold a stock certificate or if you have an account with our transfer agent, Mellon Investor Services LLC. If your shares are registered or held in the name of your broker or bank or other nominee, your shares are held in *"street name"* and you are considered the beneficial owner of such shares.

How do I vote if my shares are held in my name?

Voting by telephone

Voting by telephone is simple and fast. Call the toll-free telephone number on your proxy card and voting instruction form and listen for further directions. To respond to the questions, you must have a touch-tone phone and need to have your proxy/voting instruction card in hand. The telephone voting system allows you to verify that the system has properly recorded your vote. This vote will be counted immediately, and there is no need to send in your proxy card.

Voting over the Internet

Voting over the Internet is also easy and fast. Read your proxy/voting instruction card and follow the directions. As with telephone voting, you will be able to confirm that the system has properly recorded your vote. This vote will be counted immediately, and there is no need to send in your proxy card.

Voting by mail

If you are a shareholder of record, you can save Harris expense by voting by telephone or over the Internet. Alternatively, you can vote by mail by completing, signing, dating and mailing the enclosed proxy card in the postage-paid return envelope provided.

Voting in person at the meeting

If you plan to attend the Annual Meeting, you can vote in person. To vote in person at the Annual Meeting, you will need to bring with you to the Annual Meeting proper personal identification and evidence of your share ownership.

How do I vote if my shares are held in "street name"?

Voting by mail or telephone or over the Internet

If your shares are held in the name of your broker, bank or other nominee, you have the right to direct your broker, bank or other nominee on how to vote, and you should vote your shares using the method directed by your broker, bank or other nominee. A large number of banks and brokerage firms are participating in online voting programs. These programs provide eligible "street name" shareholders the opportunity to vote over the Internet or by telephone. Voting forms will provide instructions for shareholders whose banks or brokerage firms are participating in such programs.

Voting in person at the meeting

If your shares are held in the name of your broker, bank or other nominee and if you plan to attend the Annual Meeting and to vote in person, you should contact your broker, bank or other nominee to obtain a broker's proxy and bring it, together with proper personal identification and your account statement or other evidence of your share ownership, with you to the Annual Meeting.

Can I revoke my proxy or change my vote?

As long as your shares are registered in your name, you may revoke your proxy or change your vote at any time before the Annual Meeting. There are several ways you can do this:

- By filing a written notice of revocation with our Corporate Secretary at Harris Corporation, 1025 West NASA Boulevard, Melbourne, Florida 32919;
- By duly signing and delivering a proxy that bears a later date;
- By subsequently voting by telephone or over the Internet as described above; or
- By attending the Annual Meeting and voting in person.

If your shares are held in street name, you must contact your broker, bank or other nominee to revoke your proxy or change your vote.

What are my voting choices and what is the required vote?

By giving us your proxy, you authorize Harris management to vote your shares at the 2006 Annual Meeting or at any adjournments or postponements thereof in the manner you indicate.

Proposal 1: Election of Directors

With respect to the proposal to elect four nominees for director, you may:

- Vote "for" the election of all four of the nominees for director named in this proxy statement;
- "Withhold" authority to vote for all four of the nominees; or
- "Withhold" authority to vote for one or more of the nominees and vote "for" the remaining nominee or nominees.

Our directors are elected by a plurality of the votes, which means that the four nominees receiving the greatest number of votes will be elected to serve as directors even if those nominees do not receive a majority of the votes cast. Non-voted shares and shares for which votes are withheld will not affect the outcome of the election of directors.

Proposal 2: Ratification of the Appointment of Independent Registered Public Accountants

With respect to the proposal to ratify the appointment by our Audit Committee of Ernst & Young LLP as our independent registered public accountants for fiscal year 2007, you may:

- Vote "for" ratification;
- Vote "against" ratification; or
- "Abstain" from voting on the proposal.

The affirmative vote of a majority of the shares represented at the Annual Meeting and entitled to vote on this proposal will be required to ratify our Audit Committee's appointment of independent registered public accountants. Abstaining from voting on this matter will have the effect of a vote against ratification of the appointment of the independent registered public accountants.

What is the Harris Board's voting recommendation?

The Harris Board of Directors recommends that you vote your shares FOR the election of all four of its nominees for director and FOR the ratification of the appointment of Ernst & Young LLP as Harris' independent registered public accountants for fiscal year 2007.

How do I vote shares held in the Harris 401(k) Retirement Plan?

If you are a participant in the Harris 401(k) Retirement Plan ("401(k) Plan") and you own shares of Harris common stock through the 401(k) Plan, the proxy and instruction card sent to you also will serve as a voting instruction card to the trustee of the 401(k) Plan for all shares of our common stock you own through the 401(k) Plan. If you do not provide voting instructions for such shares, as directed by the terms of the 401(k) Plan, those shares will be voted by the trustee in the same proportion as the shares for which other participants have timely provided voting instructions.

How do I vote shares held in the Harris Dividend Reinvestment Plan?

If you are a participant in the Harris Dividend Reinvestment Plan ("DRIP") administered by Mellon Bank, N.A., your proxy card covers the Harris common stock held in your DRIP account. Mellon Bank, N.A., as the DRIP administrator, is the shareholder of record of our common stock owned through the DRIP and will not vote those shares unless you provide it with instructions, which you may do over the Internet, by telephone or by mail using your proxy card.

What happens if I return an unmarked proxy card?

If you return your proxy card with no votes marked, your shares will be voted as follows:

- **FOR** the election of all four of the nominees for director named in this proxy statement; and
- **FOR** the ratification of the appointment by our Audit Committee of Ernst & Young LLP as our independent registered public accountants for fiscal year 2007.

With respect to other matters that may properly be brought before the Annual Meeting, your shares will be voted in the discretion of the proxy holders.

How are broker non-votes counted?

It is possible for a proxy to indicate that some of the shares represented are not being voted with respect to certain proposals. This occurs, for example, when a broker, bank or other nominee does not have discretion under the New York Stock Exchange ("NYSE") rules to vote on a matter without instructions from the beneficial owner of the shares and has not received such instructions. In these cases, non-voted shares will not be considered present and entitled to vote with respect to that matter, although they may be considered present and entitled to vote for other purposes and will be counted in determining the presence of a quorum. Accordingly, if a quorum is present at the meeting, non-voted shares concerning a particular proposal will not affect the outcome of that proposal. Under the current NYSE rules, brokers have discretionary voting power to vote without receiving voting instructions from the owner on "routine" matters, but not on "non-routine" matters. Routine matters include, among other things, the election of directors and the ratification of the appointment of independent registered public accountants. This means that if you hold your shares through a broker, bank or other nominee, and do not provide voting instructions by the tenth day before the Annual Meeting, the broker, bank or other nominee has the discretion to vote your shares.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, it means you own shares in multiple accounts with brokers and/or our transfer agent. Please vote all of these shares. We recommend that you contact your broker and/or our transfer agent to consolidate as many accounts as possible under the same name and address. Our transfer agent is Mellon Investor Services LLC, which may be reached by telephone at 1-888-261-6777 or over the Internet at *www.melloninvestor.com.*

Who pays for the solicitation of proxies?

We actively solicit proxy participation. We will bear the cost of soliciting proxies, including the cost of preparation, assembly, printing and mailing. In addition to this proxy statement, we request and encourage brokers, custodians, nominees and others to supply proxy materials to shareholders, and, upon request, we will reimburse them for their expenses. Our officers and employees may, by letter, telephone, electronic mail or in person, make additional requests for the return of proxies, although we do not reimburse our own employees for soliciting proxies. We have also hired Georgeson Shareholder Communications Inc., for a fee of $8,000 plus reimbursement of out-of-pocket expenses, to help solicit proxies. We will also reimburse brokers and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to our shareholders in accordance with the fee schedule approved by the NYSE.

May I access this year's proxy statement and annual report over the Internet?

This proxy statement and our 2006 Annual Report to Shareholders, which includes our Annual Report on Form 10-K for the fiscal year ended June 30, 2006, are available by accessing the Investor Relations section of our website, at *www.harris.com/investor-relations.html.*

Webcast of the Annual Meeting of Shareholders

Our Annual Meeting will be webcast live on October 27, 2006. You may visit the Investor Relations section of our website at *www.harris.com/investor-relations.html*, to access the webcast of the Annual Meeting. The webcast will enable you to listen only. You will not be able to ask questions. An archived copy of the webcast also will be available on our website through November 24, 2006. The information contained on our website is not incorporated by reference into this proxy statement.

Who will tabulate and oversee the vote?

Representatives of our transfer agent, Mellon Investor Services LLC, will tabulate and oversee the vote.

Where can I find the voting results of the Annual Meeting?

We intend to announce the preliminary voting results at the Annual Meeting and to publish final results in our quarterly report on Form 10-Q for the second quarter of fiscal 2007, which we will file with the SEC and make available on our website at *www.harris.com.*

Two-for-One Stock Split

On February 25, 2005, our Board approved a two-for-one stock split of our common stock. The stock split was effected in the form of a 100 percent stock dividend distributed on March 30, 2005 to shareholders of record on March 14, 2005 (the "Stock Split"). All references to share amounts, number of options and per share amounts in this proxy statement have been retroactively restated to reflect the effect of the Stock Split for all periods.

CORPORATE GOVERNANCE
PROPOSAL 1: ELECTION OF DIRECTORS — TERMS EXPIRING IN 2009

Our Restated Certificate of Incorporation provides that our Board of Directors shall consist of not less than eight or more than thirteen directors, the exact number of directors to be determined from time to time by the Board of Directors. The authorized number of directors is presently fixed at eleven. Our Restated Certificate of Incorporation also classifies our Board of Directors into three classes of approximately equal size with three-year terms of office ending in different years.

This year, the terms of Ms. Kenne and Messrs. Growcock, Rickard and Swienton expire at the 2006 Annual Meeting. Based upon the recommendation of our Corporate Governance Committee, Ms. Kenne and Messrs. Growcock, Rickard and Swienton have each been nominated by the Board for a new three-year term expiring at the Annual Meeting of Shareholders in 2009. The current terms of our other directors will expire at subsequent Annual Meetings of Shareholders in 2007 or 2008, as the case may be. In accordance with our Restated Certificate of Incorporation, a director holds office until the Annual Meeting of Shareholders for the year in which that director's term expires, and until that director's successor is elected and qualified, subject, however, to his or her prior death, resignation, retirement, disqualification or removal from office. Vacancies may be filled by the remaining directors.

Proxies will be voted in favor of electing each of Ms. Kenne and Messrs. Growcock, Rickard and Swienton to serve for a three-year term expiring at the Annual Meeting of Shareholders in 2009, unless otherwise specified in the proxy card or Internet or telephone voting instructions. Each of the nominees has consented to stand for election. If any nominee becomes unavailable for election, proxies voting for that nominee may be voted for a substitute nominee selected by our Board or, in lieu thereof, our Board may reduce the number of directors.

None of our directors, including each of the nominees, is related to any other director, or to any executive officer of Harris or its subsidiaries, by blood, marriage or adoption.

Biographical summaries of the nominees and of our continuing directors appear on subsequent pages, and data with respect to the number of shares of our common stock beneficially owned by them as of July 21, 2006 are set forth in the table on page 19.

NOMINEES FOR ELECTION — TERMS EXPIRING IN 2009



Terry D. Growcock, 60, is Chairman and Chief Executive Officer of The Manitowoc Company, Inc., a diversified industrial manufacturer of cranes and foodservice equipment and a provider of ship building and ship repair services. He joined Manitowoc in 1994 as Executive Vice President and General Manager of Manitowoc Ice. He became President of Manitowoc Foodservice Group in 1995 and served in that capacity until his promotion to President, Chief Executive Officer and a member of the Board of Directors of The Manitowoc Company, Inc. in 1998. Mr. Growcock has also been Chairman of Manitowoc since October 2002. Prior to joining Manitowoc, Mr. Growcock served as Vice President and General Manager of Robertshaw Automotive, a subsidiary of Siebe plc.

Mr. Growcock has been a member of our Board of Directors since August 2005 and is a member of the Management Development and Compensation Committee.

In addition to being on the Manitowoc Board, Mr. Growcock is also a director of Bemis Manufacturing Company, Chairman of Wisconsin Manufacturers and Commerce, an advisory member of the Kelley School of Business at Indiana University and a director of the National Association of Manufacturers.



Leslie F. Kenne, Lieutenant General USAF (Ret.), 58, retired in September 2003 from the U.S. Air Force, where she had most recently been Deputy Chief of Staff for Warfighting Integration at Air Force headquarters in Washington, D.C. Previously, she commanded the Electronic Systems Center at Hanscom Air Force Base in Massachusetts. She also directed a number of major procurement programs, including the F-16 and Joint Strike Fighter programs. Following her retirement from the U.S. Air Force, Ms. Kenne became President of LK Associates, a private independent consulting firm.

Ms. Kenne has been a member of our Board of Directors since April 2004 and is Chairperson of the Business Conduct and Corporate Responsibility Committee and a member of the Corporate Governance Committee.

Ms. Kenne is also a director of EDO Corporation and Unisys Corporation.



David B. Rickard, 59, is Executive Vice President, Chief Financial Officer and Chief Administrative Officer of CVS Corporation and CVS Pharmacy, Inc., a retail drugstore chain. He has held this position since joining CVS in September 1999. Prior to joining CVS, he was Senior Vice President and Chief Financial Officer of RJR Nabisco Holdings Corporation from March 1997 to August 1999. Previously, he was Executive Vice President of International Distillers and Vintners Americas.

Mr. Rickard has been a member of our Board of Directors since October 2001 and is Chairperson of the Audit Committee and a member of the Finance Committee.



Gregory T. Swienton, 56, is Chairman and Chief Executive Officer of Ryder System, Inc., a logistics and transportation services company. He joined Ryder in June 1999 as President and Chief Operating Officer, and was named Chief Executive Officer in November 2000 and Chairman in May 2002. Prior to joining Ryder, he was Senior Vice President-Growth Initiatives of Burlington Northern Santa Fe Corporation ("BNSF"). He held senior positions with BNSF and the former Burlington Northern Railroad from 1994 to 1999, and various executive and management positions with DHL Worldwide Express from 1982 to 1994.

Mr. Swienton has been a member of our Board of Directors since February 2000 and is a member of the Audit Committee and the Finance Committee.

In addition to being on the Ryder board, he is also on the Board of Trustees of St. Thomas University in Miami, Florida.

Recommendation Regarding Proposal 1

Our directors are elected by a plurality of the votes, which means that the four nominees receiving the greatest number of votes will be elected to serve as directors. Non-voted shares and shares for which votes are withheld will not affect the outcome of the election of directors.

Our Board of Directors recommends that you vote FOR each of the nominees.

CURRENT DIRECTORS NOT UP FOR ELECTION

Biographical summaries of our current directors whose terms continue to run until the 2007 or 2008 Annual Meeting of Shareholders appear below.

Terms Expiring in 2007



Howard L. Lance, 50, is our Chairman of the Board, President and Chief Executive Officer. Mr. Lance joined Harris in January 2003 as President and Chief Executive Officer and was appointed Chairman in June 2003. Prior to joining Harris, Mr. Lance was President of NCR Corporation, an information technology services provider, and Chief Operating Officer of its Retail and Financial Group from July 2001 until October 2002. Prior to joining NCR, he spent 17 years with Emerson Electric Company, an electronic products and systems company, where he held increasingly senior management positions with different divisions of the company. In 1999, Mr. Lance was named Executive Vice President with operating responsibility for its Electronics and Telecommunications businesses. Earlier, Mr. Lance held sales and marketing positions with the Scott-Fetzer Company and Caterpillar, Inc.

Mr. Lance has been a member of our Board of Directors since January 2003. He is Chairperson of the Finance Committee.

Mr. Lance is also a director of Eastman Chemical Company and serves on the Board of Trustees of the Aerospace Industries Association, the Manufacturers Alliance/MAPI, Inc., the Florida Council of 100, the United Way of Brevard County and the Florida Institute of Technology.



Thomas A. Dattilo, 55, is the former Chairman, President and Chief Executive Officer of Cooper Tire & Rubber Company, a company that specializes in the design, manufacture and sale of tires and tread rubber and related equipment. He joined Cooper in January 1999 as President and Chief Operating Officer and was Chairman, President and Chief Executive Officer from April 2000 until August 2006. Prior to joining Cooper, he held senior positions with Dana Corporation. His last position with Dana was President of its sealing products group.

Mr. Dattilo has been a member of our Board of Directors since August 2001 and is a member of the Audit Committee and the Corporate Governance Committee.

He is past Chairman of the Rubber Manufacturers Association and past Chairman of the Board of Trustees of the Manufacturers Alliance.



Dr. James C. Stoffel, 60, is a retired Senior Vice President, Chief Technical Officer, and Director of Research and Development of Eastman Kodak Company, a film and digital imaging company. He held this position from 2000 to April 2005. He joined Kodak in 1997 as Vice President, Director Electronic Imaging Products Research and Development and became Director of Research and Engineering in 1998. Prior to joining Kodak, he was with Xerox Corporation where he began his career in 1972. His most recent position with Xerox was Vice President, Corporate Research and Technology.

Dr. Stoffel has been a member of our Board of Directors since August 2003 and is a member of the Business Conduct and Corporate Responsibility Committee and the Management Development and Compensation Committee.

Dr. Stoffel is also a trustee of the George Eastman House museum. He serves on the Advisory Board for Research and Graduate Studies at the University of Notre Dame and is Chairman of the Board of the Information Technologies Industries Association and a member of the advisory board of ASTRI, Hong Kong.

Terms Expiring In 2008



Lewis Hay III, 50, is Chairman, President and Chief Executive Officer of FPL Group, Inc., a public utility holding company, and is Chairman and Chief Executive Officer of Florida Power and Light Company. He joined FPL Group in 1999 as Vice President, Finance and Chief Financial Officer. From March 2000 until December 2001, he served as President of FPL Group's non-utility power-generation subsidiary, FPL Energy, LLC. He was named President and Chief Executive Officer of FPL Group in June 2001, and he was named Chairman in January 2002.

Mr. Hay has been a member of our Board of Directors since February 2002 and is Chairperson of the Corporate Governance Committee and a member of the Audit Committee.

Mr. Hay is also a director of Capital One Financial Corporation, a member of the Board of Trustees of the University of Miami and a member of the Business Board of Advisors of the Tepper School of Business at Carnegie Mellon University.



Karen Katen, 57, is Vice Chairman, Pfizer Inc., a research-based, global pharmaceutical company, and Chairman of the Pfizer Foundation, the company's philanthropic arm devoted to supporting healthcare access, education and community outreach initiatives around the world. Since joining Pfizer in 1974, Ms. Katen has held a series of management positions including most recently serving as the President of Pfizer Human Health, the company's principal operating group.

Ms. Katen has been a member of our Board of Directors since December 1994 and is a member of the Business Conduct and Corporate Responsibility Committee and the Management Development and Compensation Committee.

Ms. Katen is also a director of General Motors Corporation. She is a board member and currently Chair-elect and Treasurer of the Pharmaceutical Research and Manufacturers Association of America, and board member of the National Alliance for Hispanic Health, Catalyst and RAND. She is a member of the Healthcare Leadership Council, is the Chairman of the U.S.-Japan Business Council and was an appointee to the 2003 U.S.-Japan Private Sector/Government Commission and the National Infrastructure Advisory Committee. Ms. Katen also is on the national board of trustees for the American Cancer Society Foundation and the board of trustees for the Economic Club of New York, is a trustee for the University of Chicago and is a council member of the Graduate School of Business at the University of Chicago.



Stephen P. Kaufman, 64, is retired Chairman and Chief Executive Officer of Arrow Electronics, Inc., a distributor of semiconductors, peripherals and components. He became President and Chief Operating Officer of Arrow in 1985, Chief Executive Officer in 1986, and Chairman in 1994. He retired as Chief Executive Officer in June 2000 and reassumed that position in June 2002 on an interim basis until September 2002. In January 2001 Mr. Kaufman was appointed a senior lecturer at the Harvard Business School. Prior to joining Arrow, he served in executive capacities with Midland-Ross Corporation.

Mr. Kaufman has been a member of our Board of Directors since December 1999 and is Chairperson of the Management Development and Compensation Committee and a member of the Corporate Governance Committee and the Finance Committee.

Mr. Kaufman is also a director of KLA-Tencor Corporation and Freescale Semiconductor Corporation.



Hansel E. Tookes II, 58, retired from Raytheon Company in December 2002. He joined Raytheon in September 1999 as President and Chief Operating Officer of its Raytheon Aircraft Company subsidiary, a commercial, military and regional aircraft manufacturing company. He was appointed Chief Executive Officer of Raytheon Aircraft Company in January 2000 and Chairman in August 2000. He became President of Raytheon International in May 2001. Prior to joining Raytheon in 1999, he served United Technologies Corporation as President of its Pratt & Whitney Large Military Engines Group since 1996. He joined United Technologies Corporation in 1980 and held a variety of senior leadership positions.

Mr. Tookes has been a member of our Board of Directors since April 2005 and is a member of the Business Conduct and Corporate Responsibility Committee.

Mr. Tookes is also a director of Ryder System, Inc., FPL Group, Inc., and Corning Incorporated, and is a member of the National Academies Aeronautics and Space Engineering Board.

ADDITIONAL INFORMATION CONCERNING OUR BOARD OF DIRECTORS

Our business, property and affairs are managed under the direction of our Board of Directors. Members of the Board are kept informed of our business through discussions with the Chairman and officers, by reviewing materials provided to them or requested by them, by visiting our offices and plants and by participating in meetings of the Board and its committees.

Corporate Governance Principles

Our Board of Directors has long been focused on and committed to responsible and effective corporate governance. Our Board of Directors has previously adopted Corporate Governance Principles which trace their history to 1960 and which have evolved and been revised over time. Our Corporate Governance Committee is responsible for overseeing the Corporate Governance Principles and reporting and making recommendations to our Board concerning corporate governance matters. Our Corporate Governance Principles address matters including board composition, director independence, selection of Board nominees, Board membership criteria, director compensation, mandatory retirement, meetings, executive sessions of non-management directors, evaluation of the performance of the Chief Executive Officer, committees, succession planning, director responsibilities, orientation and continuing education, and self-evaluation of the Board and Board committees. A copy of our Corporate Governance Principles is attached as *Appendix A* to this proxy statement and is also available on the Corporate Governance section of our website at *www.harris.com/harris/cg/*.

Director Independence

The NYSE listing standards and our Corporate Governance Principles require us to have a board of directors with at least a majority of independent directors. Our Board of Directors has, and has had for many years, a substantial majority of independent directors. Our Board has adopted Director Independence Standards to assist in the evaluation of the independence of each of our directors. A copy of our Director Independence Standards is attached as *Appendix B* to this proxy statement and is also available on the Corporate Governance section of our website at *www.harris.com/harris/cg/*. Based upon the NYSE listing standards and our Director Independence Standards, our Board has affirmatively determined in its business judgement that all of our directors (including each nominee for election), with the exception of Mr. Lance, our Chairman, President and Chief Executive Officer, are independent and have no material relationship with Harris other than as a director. The Board based these determinations primarily on a review of the responses of the directors to questions regarding each director's commercial, industrial, banking, consulting, legal, accounting, charitable and family relationships, and discussions with the directors and nominees.

Meetings and Attendance

General. In fiscal 2006, our Board of Directors held six regular meetings and two special meetings, and the standing committees of our Board met a total of twenty times. Each director attended at least 75% of the meetings of the Board and of those committees of which he or she was a member except Ms. Katen. All of the directors attended an average of 93% of such meetings of the Board and committees on which they serve.

Attendance at Annual Meetings of Shareholders. We typically schedule a Board meeting in conjunction with our Annual Meeting of Shareholders. In the absence of unavoidable conflict, all Board members are expected to attend the Annual Meeting of Shareholders. Nine of our eleven members of the Board of Directors, then in office, attended the 2005 Annual Meeting of Shareholders. The remaining two members were unable to attend because of the impact of a hurricane.

Executive Sessions of Outside Directors

Our Board and its committees meet throughout the year on a set schedule and also hold special meetings and may act by written consent from time to time as appropriate. Board agendas for scheduled meetings also include regularly scheduled executive sessions of non-management directors. Our Board of Directors has implemented a system to annually rotate the Board member who chairs these executive sessions of non-management directors among the chairpersons of each of our standing committees, in alphabetical order by committee name (Audit, Business Conduct and Corporate Responsibility, Corporate Governance, etc.).

Board Committees and Committee Charters

Currently our Board has five standing committees to assist in the discharge of its responsibilities. These are the Audit Committee, the Business Conduct and Corporate Responsibility Committee, the Corporate Governance Committee, the Finance Committee, and the Management Development and Compensation Committee. The written charter of each committee of our Board is available on the Corporate Governance section of our website at *www.harris.com/harris/cg/*. Copies of such charters and our Corporate Governance Principles are also available to shareholders free of charge upon written request to our Corporate Secretary at Harris Corporation, 1025 West NASA Boulevard, Melbourne, Florida 32919. The principal functions of each committee are described below.

Audit Committee

The Audit Committee assists our Board in fulfilling its responsibilities to oversee, among other things:

- The integrity of our financial statements;
- Our compliance with legal and regulatory requirements;
- Our independent registered public accountants' qualifications and independence; and
- The performance of our independent registered public accountants and our internal audit function.

The purposes and responsibilities of the Audit Committee also include the following:

- Directly appointing, compensating, retaining, terminating and overseeing our independent registered public accountants;
- Pre-approving, or adopting appropriate procedures to pre-approve, all audit services, internal control-related services and non-audit services to be provided by our independent registered public accountants;
- Reviewing and discussing with our independent registered public accountants and our management any major issues regarding accounting principles and financial statement presentations, including any significant changes in the selection or application of accounting principles, and major issues concerning the adequacy of our internal controls and any special audit steps adopted in light of any material control deficiencies, and the effect of regulatory and accounting initiatives as well as off-balance sheet structures on our financial statements;
- Reviewing and discussing our earnings press releases and the types of financial information and guidance provided, and the types of presentations made, to analysts and rating agencies; and
- Reviewing and discussing with our independent registered public accountants and our management quarterly and year-end operating results, reviewing our interim financial statements prior to their inclusion in Form 10-Q filings, and recommending to our Board of Directors the inclusion of our financial statements in our Annual Report on Form 10-K.

A more detailed discussion of the Audit Committee's duties and responsibilities is contained in the Audit Committee Charter which was adopted by our Board. A copy of this Charter is attached as *Appendix C* to this proxy statement and is also available on the Corporate Governance section of our website at *www.harris.com/harris/cg/*.

Our Board of Directors has determined in its business judgment that each member of the Audit Committee is independent within the meaning of the NYSE listing standards, the Sarbanes-Oxley Act of 2002 and related SEC rules and our Director Independence Standards.

Our Board has also determined in its business judgment that each of the members of the Audit Committee satisfies the "financial literacy" requirements of the NYSE and has "accounting or related financial management expertise" and that David B. Rickard satisfies the "audit committee financial expert" criteria as that term is defined by regulation of the SEC and that he is independent of Harris.

The Audit Committee held nine meetings during the past fiscal year, including meeting regularly with Ernst & Young LLP and the internal auditors, both privately and with management present.

Business Conduct and Corporate Responsibility Committee

The purposes and responsibilities of the Business Conduct and Corporate Responsibility Committee include the following:

- Oversight of our business conduct program and compliance with sound ethical business practices and legal requirements in connection with our business;
- Oversight of our policies, procedures and programs with respect to environmental, health and safety matters;
- Reviewing our support of charitable, civic, educational and philanthropic contributions and activities; and
- Reviewing and acting, as appropriate, concerning strategic issues and trends relating to corporate citizenship and responsibility, including social, political and public policy issues that may have an impact on our operations, financial performance or public image.

The Business Conduct and Corporate Responsibility Committee held two meetings during the past fiscal year.

Corporate Governance Committee

The purposes and responsibilities of the Corporate Governance Committee include the following:

- Identifying individuals believed to be qualified to become Board members consistent with criteria approved by our Board, and recommending nominees to stand for election at annual meetings of shareholders or to fill vacancies;
- Adopting a policy and procedure for consideration of candidates recommended by our shareholders;
- Developing, implementing and overseeing our Corporate Governance Principles;
- Developing, reviewing and recommending director compensation, perquisites and benefit plans;
- Recommending committees of our Board and committee assignments;
- Reviewing the functions of committees of our Board and recommending changes as deemed appropriate;
- Setting meeting schedules for our Board and recommending meeting schedules for the Board's committees; and
- Facilitating our Board's evaluation of its effectiveness.

Our Board of Directors has determined in its business judgment that each member of the Corporate Governance Committee is independent under the rules of the NYSE and our Director Independence Standards. The Corporate Governance Committee held four meetings during the past fiscal year.

Finance Committee

The Finance Committee is authorized to periodically review our financial position, capital structure, working capital, capital transactions, acquisitions and divestitures and financial and investment aspects of our benefit plans. The Finance Committee also reviews our dividend policy, capital asset plan and share repurchase policy and makes recommendations to the Board relating to such plan or policies. The Finance Committee held two meetings during the past fiscal year.

Management Development and Compensation Committee

The purposes and responsibilities of the Management Development and Compensation Committee include the following:

- Reviewing and evaluating plans for our management training and development and organizational structure, and recommending to our Board for its approval individuals for election as executive officers and other corporate officers;
- Overseeing and reviewing our overall compensation philosophy and establishing the compensation, perquisites and other benefits of our officers and management;
- Reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating his performance in light of those goals, and together with all independent directors, determining and approving our Chief

Executive Officer's annual salary, bonus, stock incentives and other benefits based on this evaluation;

- Reviewing and approving the use and the terms of employment, separation, severance and change of control agreements and any special arrangements in the event of termination of employment, death or retirement of our corporate officers (together, in the case of our Chief Executive Officer, with all independent directors); and
- Administering our stock-based compensation plans.

Our Board of Directors has determined in its business judgment that each member of the Management Development and Compensation Committee is independent under the rules of the NYSE and our Director Independence Standards. The Management Development and Compensation Committee held three meetings during the past fiscal year.

COMMITTEE MEMBERSHIP

The current committee members for each of the five standing committees of our Board of Directors are as follows, with the chairperson listed first:

Audit	Business Conduct and Corporate Responsibility	Corporate Governance	Finance	Management Development and Compensation
David B. Rickard	Leslie F. Kenne	Lewis Hay III	Howard L. Lance	Stephen P. Kaufman
Thomas A. Dattilo	Karen Katen	Thomas A. Dattilo	Stephen P. Kaufman	Terry D. Growcock
Lewis Hay III	Dr. James C. Stoffel	Stephen P. Kaufman	David B. Rickard	Karen Katen
Gregory T. Swienton	Hansel E. Tookes II	Leslie F. Kenne	Gregory T. Swienton	Dr. James C. Stoffel

OTHER CORPORATE GOVERNANCE INFORMATION

Director Retirement

It is our policy that a director will retire from our Board effective at the end of the month in which he or she reaches age 72. In the event that a director's 72nd birthday falls within twelve months of the Annual Meeting at which such director would stand for re-election, such director shall not stand for re-election. A director is also expected to automatically tender his or her resignation in the event of retirement or other significant change in status from the employment position held when last elected or appointed to our Board, and our Board will then determine whether such director's continued Board membership is in the best interest of Harris and our shareholders, free from conflict of interests and is otherwise appropriate.

Communications with Members of our Board of Directors

General. Shareholders and other interested persons wishing to communicate directly with our Board may do so by sending an e-mail message to the Board member then presiding over the meetings of our non-management directors — referred to as our "Presiding Independent Director" — at *presiding.director@harris.com.* Communications sent by e-mail will go simultaneously to the Presiding Independent Director and also to our Corporate Secretary. Shareholders and others may also write to the Presiding Independent Director, c/o Corporate Secretary, Harris Corporation, 1025 West NASA Boulevard, Melbourne, Florida 32919. Our Corporate Secretary will review any such written communications and if they are related to the duties and responsibilities of our Board and its committees, they will be forwarded to the Presiding Independent Director. Our Corporate Secretary will periodically provide the Board a summary of all written communications received that were not forwarded because they were unduly hostile, threatening, illegal or similarly inappropriate and will make them available to our Board upon request. Advertisements, solicitations or "spam" and other similar communications will not be forwarded to the directors. The Presiding Independent Director will determine whether communications should be sent to our full Board or a committee.

Accounting, Internal Control or Auditing Matters. Our Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding questionable accounting, internal control or auditing matters. Any of our employees may communicate concerns about any of these matters to such employee's supervisor, manager or business standards advisor, or to the Director of Internal Audit or the Director of Business Conduct or others, or on a confidential and anonymous basis by way of e-mail or our toll-free hotline numbers listed on our website and in our Standards of Business Conduct. Other persons with concerns or complaints may contact our Director of Internal Audit or Director of Business Conduct at 1025 West NASA Boulevard, Melbourne, Florida, 32919. Upon receipt of a complaint or concern, a determination will be made whether it pertains to accounting, internal control or auditing matters and if it does, it will be handled in accordance with the procedures established by the Audit Committee.

Standards of Business Conduct

All Harris employees, including the Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and other senior financial officers, are required to abide by the Harris Standards of Business Conduct, originally adopted in 1987, to help ensure that our business is conducted in a consistently ethical and legal manner. All directors are required to abide by our Directors' Standards of Business Conduct. These standards of business conduct form the foundation of a comprehensive business conduct program that includes compliance with all laws, corporate policies and procedures, an open relationship among employees that contributes to good business conduct, and an abiding belief that we should conduct all business dealings with integrity, honesty and responsibility. Our business conduct policies cover many topics, including employment issues, confidentiality, environmental, health and safety, insider trading, corporate opportunities, antitrust, export control, boycotts, government contracts, international business practices, entertainment and gifts, and use of company assets. Employees are required to report any conduct they believe in good faith to be a violation of any of our business policies.

Our Standards of Business Conduct and our Directors' Standards of Business Conduct are posted on our website at *www.harris.com/business-conduct* and are also available free of charge by written request to our Director of Business Conduct, Harris Corporation, 1025 West NASA Boulevard, Melbourne, Florida 32919. Any amendment to, or waiver from, our Standards of Business Conduct will be posted on our website within four business days following such amendment or waiver.

Director Nomination Process

Our Board is responsible for approving nominees to stand for election as directors. The Corporate Governance Committee assists the Board in this process and identifies individuals it believes to be qualified to become Board members and recommends nominees.

It is a long-standing policy of our Board to consider director nominees submitted by shareholders. A shareholder who wishes to recommend a nominee for the Corporate Governance Committee's consideration must include at least the following information about the proposed nominee: the proposed nominee's name, age, business or residence address, principal occupation or employment, and the written consent of the nominee to being named in the proxy statement as a nominee and to serving as a director if elected. The required information should be sent to our Corporate Secretary at 1025 West NASA Boulevard, Melbourne, Florida 32919. The Corporate Secretary will forward properly submitted shareholder-proposed nominations to the Chairperson of the Corporate Governance Committee for consideration at a future Corporate Governance Committee meeting. Individuals proposed by shareholders in accordance with these procedures will be evaluated and considered by the Corporate Governance Committee in the same manner as it evaluates other proposed nominees.

In addition to proposing nominees for consideration to the Corporate Governance Committee, shareholders may also directly propose nominees for consideration at an annual meeting or special meeting of our shareholders. The requirements and procedures to be followed by shareholders for directly nominating directors are discussed below under "Shareholder Proposals for the 2007 Annual Meeting." The Corporate Governance Committee also has a process for considering, reviewing and evaluating incumbent directors up for re-election. Pursuant to this process, within six months of the annual meeting of shareholders at which an individual director's term will expire, such director meets with the Chairman and also with the Chairperson of the Corporate Governance Committee to discuss participation on our Board and its committees and other relevant matters. In addition, the Corporate Governance Committee reviews such director's attendance records, any changes in employment status and other information it deems helpful in considering and evaluating the director for nomination.

Our Corporate Governance Principles contain Board membership criteria that apply to nominees for a position on our Board. The Board, based upon the recommendation of the Corporate Governance Committee (which recommendation will be based on the criteria set forth below, regardless of whether the nominee is identified by the Corporate Governance Committee, by shareholders or otherwise), will select new nominees considering the following criteria:

- Demonstrated ability and sound judgment that usually will be based on broad experience;
- Personal qualities and characteristics, accomplishments and reputation in the business community, professional integrity, educational background, business experience and related experience;
- Willingness to objectively appraise management performance;
- Giving due consideration to potential conflicts of interest, current knowledge and contacts in the communities in which we do business and in our industry or other industries relevant to our businesses;
- Ability and willingness to commit adequate time to Board and committee matters, including attendance at Board, committee and annual shareholder meetings;
- Fit of the individual's skills and personality with those of other directors and potential directors in building a Board that is effective, collegial and responsive to the needs of Harris and the interests of our shareholders; and
- Diversity of viewpoints, background and experience.

Our Corporate Governance Committee has from time to time retained a third-party search firm to assist in identifying and evaluating potential nominees.

DIRECTOR COMPENSATION AND BENEFITS

The form and amount of director compensation is reviewed and assessed from time to time by the Corporate Governance Committee with changes, if any, recommended to the Board for action. Director compensation may take the form of cash, equity and other benefits ordinarily available to directors.

Directors who are not employees of Harris currently receive the following fees, as applicable, for their services on our Board:

- $55,000 basic annual cash retainer, payable on a quarterly basis;
- $10,000 annual cash retainer, payable on a quarterly basis, for service as Chairperson of the Audit Committee;
- $5,000 annual cash retainer, payable on a quarterly basis, for service as the Chairperson of each standing committee of our Board other than the Audit Committee;
- $2,000 attendance fee for each meeting or telephonic meeting of our Board; and
- $2,000 attendance fee for each meeting or telephonic meeting of each standing committee of our Board and for attendance at any other event for or on behalf of Harris.

We reimburse each non-employee director for travel and out-of-pocket expenses incurred in connection with attendance at Board and committee meetings and other meetings on behalf of Harris and for the costs and expenses of attending director education programs. Spouses or guests are invited occasionally to accompany directors to Board-related events, for which Harris pays or reimburses travel and related expenses. In addition, we provide each non-employee director with accident, death and disability insurance in the amount of up to $200,000 and business travel insurance of up to an additional $200,000 in the event that he or she is involved in an accident while traveling on business relating to our affairs.

Non-employee directors may participate in our gift matching program available to all employees, where we match contributions to eligible educational institutions and charitable organizations up to an annual maximum of $10,000 per director.

Employee directors are not compensated for service as a director.

Stock Options

In December 2004, upon the recommendation of the Corporate Governance Committee, our Board adopted an amendment to the Harris Corporation 2000 Stock Incentive Plan (the "2000 Stock Incentive Plan") to eliminate the automatic grant of options to purchase shares of Harris common stock upon a non-employee director's initial election or appointment to the Board and to eliminate the automatic annual grant of options to non-employee directors on the date of each of our annual meetings of shareholders. The options previously granted to non-employee directors under the 2000 Stock Incentive Plan are non-qualified options for tax purposes, were priced at fair market value on the date of grant and become exercisable as follows:

- 50% of the option becomes exercisable on the first anniversary of the date of grant; and
- 25% of the option becomes exercisable on each of the next two succeeding anniversary dates.

Notwithstanding the above, in the event of a change in control of Harris, any non-employee director's options outstanding for more than one year at that time immediately become exercisable in full. Such options continue to vest and may be exercised following retirement. In addition, such options fully vest upon a non-employee director's death and are exercisable by his or her representative only within the twelve-month period following the date of death. In any event, all options granted to non-employee directors expire no more than ten years after the date of grant.

Deferred Compensation

Under the Harris Corporation 2005 Directors' Deferred Compensation Plan, as amended (the "2005 Directors' Plan"), on January 1, April 1, July 1, and October 1 of each year, Harris credits each non-employee director's account with a number of Harris stock equivalent units having a fair market value equal to $24,000 (for an annual rate of $96,000), which amount may be changed from time to time by our Board. In addition, under the 2005 Directors' Plan, prior to the commencement of a calendar year, each non-employee director may make an irrevocable election to defer all or a portion of his or her cash compensation for the subsequent year or years.

Amounts deferred at the election of a non-employee director may be invested in investment alternatives similar to those available under the 401(k) Plan or in Harris stock equivalent units based upon the fair market value of Harris common stock on the date of deferral. Such Harris stock equivalent units are equivalent in value to our shares of common stock. A non-employee director may not transfer or reallocate amounts deferred into other investments into Harris stock equivalent units. Amounts credited in Harris stock equivalent units may be reallocated into any other investment alternatives provided director minimum stock ownership guidelines are satisfied. Deferred amounts and investment earnings on such amounts are payable in cash following the non-employee director's resignation, retirement or death. Each Harris stock equivalent unit is credited with dividend equivalents, which are deemed reinvested in additional Harris stock equivalent units on the dividend payment date.

A non-employee director may elect to receive amounts deferred under the 2005 Directors' Plan, including amounts deferred in the form of Harris stock equivalent units, either in a cash lump sum on a date certain within five years after his or her resignation or retirement or in annual substantially equal cash installments over a designated number of years beginning on a date certain within five years after a director's resignation or retirement, provided that all amounts are fully paid within ten years after resignation or retirement.

Within 90 days of a change of control (as defined in the 2005 Directors' Plan), and to the extent permitted by the regulations adopted under the American Jobs Creation Act of 2004, each non-employee director (or former non-employee director) will receive a lump sum cash payment equal to the then-remaining balance in his or her account.

The 2005 Directors' Plan replaced the 1997 Directors' Deferred Compensation and Annual Stock Unit Award Plan (the "1997 Directors' Plan"). Effective December 31, 2004 no further deferrals of director compensation were permitted and no further annual awards will be made under the 1997 Directors' Plan. Amounts deferred under the 1997 Directors' Plan prior to December 31, 2004 are invested in investment alternatives similar to those available under our 401(k) Plan or in Harris stock units, pursuant to which a non-employee director's account is credited with a number of units of Harris stock equivalents. Amounts deferred into other investments may not be transferred or reallocated into Harris stock equivalent units. Amounts credited in Harris stock equivalents can be reallocated into other investment alternatives provided director minimum stock ownership guidelines are satisfied. Each such stock unit is credited with dividend equivalents, which are deemed reinvested in additional Harris stock units on the dividend payment date. A non-employee director may elect to receive amounts previously deferred under the 1997 Directors' Plan, including amounts deferred in the form of Harris stock units, either in a lump sum cash payment on a date certain within five years of his or her resignation or retirement or in annual cash payments over a designated number of years, provided that all amounts are fully paid within ten years of resignation or retirement. Within 90 days following a change of control, each non-employee director (or former non-employee director) will receive a lump sum cash payment equal to the then remaining balance in his or her account under the 1997 Directors' Plan.

Fiscal 2006 Compensation of Non-Employee Directors

Our non-employee directors received the following aggregate amounts of compensation in respect of the fiscal year ended June 30, 2006:

Director	Annual Retainer(1)	Committee Chairperson Retainer(1)	Meeting Fees(1)	Value of Harris Stock Equivalent Units(2)	Total
Thomas A. Dattilo	$55,000	—	$40,000	$96,000	$191,000
Terry D. Growcock(3)	$46,475	—	$18,000	$81,120	$145,595
Lewis Hay III	$55,000	$ 5,000	$46,000	$96,000	$202,000
Karen Katen	$55,000	$ 3,250	$16,000	$96,000	$170,250
Stephen P. Kaufman	$55,000	$ 5,000	$32,000	$96,000	$188,000
Leslie F. Kenne	$55,000	$ 1,750	$30,000	$96,000	$182,750
David B. Rickard	$55,000	$10,000	$40,000	$96,000	$201,000
James C. Stoffel	$55,000	—	$26,000	$96,000	$177,000
Gregory T. Swienton	$55,000	—	$38,000	$96,000	$189,000
Hansel E. Tookes II	$55,000	—	$22,000	$96,000	$173,000

(1) Includes amounts that may have been voluntarily deferred pursuant to the 2005 Directors' Plan.

(2) These amounts were deferred under the 2005 Directors' Plan as described above under "Deferred Compensation."

(3) Mr. Growcock joined our Board on August 27, 2005. These amounts include the pro-rated portion of Mr. Growcock's annual cash retainer and Harris stock equivalent units.

Stock Ownership Guidelines for Non-Management Directors

To further align the interests of members of the Board and shareholders, our Board has previously approved stock ownership guidelines for our non-management directors. Such directors are expected to own, within five years after election or appointment to our Board, Harris stock or stock equivalents having a minimum value of four times such directors' basic annual retainer, which amount is currently $220,000 (based upon the current $55,000 basic annual retainer).

Indemnification

We have entered into indemnification agreements with each of our directors and executive officers, including those executive officers named in the Summary Compensation Table below. These agreements require us to indemnify these directors and officers with respect to their activities as a director, officer or employee of Harris, or when serving at our request as a director, officer or trustee of another corporation, trust or other enterprise, against expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by them in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative to which they are, or are threatened to be made, parties as a result of their service to us. We will indemnify each such director or officer for any one or a combination of the following, whichever is most advantageous to such director or officer:

- The benefits provided by our Restated Certificate of Incorporation and By-Laws in effect on the date of the indemnification agreement or at the time expenses are incurred by the director or officer;
- The benefits allowable under Delaware law in effect on the date of the indemnification agreement;
- The benefits allowable under the law of the jurisdiction under which we exist at the time expenses are incurred by the director or officer;
- The benefits available under liability insurance obtained by us; and
- Such benefits as may otherwise be available to the director or officer under our existing practices.

Under the indemnification agreements, each director or officer will continue to be indemnified even after ceasing to occupy a position as an officer, director, employee or agent of Harris with respect to suits or proceedings arising from his or her service with us.

OUR LARGEST SHAREHOLDERS

The rules of the SEC require disclosure regarding any persons known to us to be a beneficial owner of more than five percent of our common stock. The following table sets forth as of July 21, 2006 the beneficial ownership of our common stock by each person who has reported to the SEC beneficially owning more than five percent of our common stock, based on the reports filed by these persons.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
FMR Corp. 82 Devonshire Street Boston, Massachusetts 02109	12,328,264(1)	9.22%(1)

(1) Beneficial and percentage ownership information is based on information contained in Amendment No. 4 to Schedule 13G filed with the SEC on February 14, 2006 by FMR Corp. on behalf of itself and affiliated persons and entities. The schedule contains the following information regarding beneficial ownership of our common stock: (a) Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp., beneficially owned 11,776,000 shares (for which Edward C. Johnson 3d and FMR Corp. had sole dispositive power) as a result of its acting as investment advisor to various investment companies; (b) Fidelity Management Trust Company, a wholly-owned subsidiary of FMR Corp., beneficially owned 203,600 shares (for which Mr. Johnson and FMR Corp. each had sole dispositive power over 203,600 shares and sole voting power over 118,000 shares) as a result of its serving as investment manager of institutional accounts; (c) Strategic Advisors, Inc., a wholly-owned subsidiary of FMR Corp., which provides investment advisory services to individuals, beneficially owned 264 shares; and (d) Fidelity International Limited ("FIL"), a separate corporate entity from FMR Corp., beneficially owned 348,400 shares. Members of Mr. Johnson's family are the predominant owners of Class B shares of FMR Corp. representing 49% of the voting power of FMR Corp. and all Class B shareholders have entered into a shareholders' agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. As such, members of Mr. Johnson's family may be deemed to be members of a controlling group with respect to FMR Corp. A partnership controlled predominantly by members of Mr. Johnson's family and FIL, or trusts for their benefit, own approximately 38% of the voting power of FIL. FMR Corp. and FIL are of the view that they are not acting as a group and that they are not otherwise required to attribute to one another the beneficial ownership of our common stock. However, FMR Corp. filed Amendment No. 4 to Schedule 13G on February 14, 2006 on a voluntary basis as if all of the shares were beneficially owned by FMR Corp. and FIL on a joint basis.

SHARES HELD BY OUR DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the beneficial ownership of shares and equivalent units of our common stock, as of July 21, 2006, by (a) each director, including the nominees for election at the 2006 Annual Meeting, (b) our Chief Executive Officer and each other executive officer named in the Summary Compensation Table below, and (c) all our directors and executive officers as a group. Except as otherwise noted, the named individual had sole voting and investment power with respect to the securities. As of July 21, 2006, no individual director, nominee for director or Named Executive Officer (as defined below under "Summary Compensation Table") beneficially owned 1% or more of our common stock. As of July 21, 2006, our directors and executive officers, as a group, beneficially owned 1.79% of our common stock.

	Shares Beneficially Owned			
Name	Shares Owned(1)	Shares Under Exercisable Options(2)	Total Shares Beneficially Owned(3)	Deferred Stock Units(4)
DIRECTORS:				
Thomas A. Dattilo	0	2,000	2,000	7,088
Terry D. Growcock	1,004	0	1,004	1,866
Lewis Hay III	0	13,000	13,000	20,580
Karen Katen	10,000	30,224	40,224	45,487
Stephen P. Kaufman	4,000	2,000	6,000	13,065
Leslie F. Kenne	0	5,000	5,000	3,731
Howard L. Lance(5)*	297,666	357,021	654,687	4,333
David B. Rickard	0	13,000	13,000	17,057
James C. Stoffel	0	9,000	9,000	5,771
Gregory T. Swienton	0	17,000	17,000	33,693
Hansel E. Tookes II	1,000	0	1,000	2,819
NAMED EXECUTIVE OFFICERS:				
Guy M. Campbell(5)	58,700	79,850	138,550	0
Robert K. Henry(5)	145,532	259,782	405,314	4,881
Gary L McArthur(5)	34,351	92,394	126,745	1,262
Jeffrey S. Shuman(5)	35,541	8,667	44,208	44
Bryan R. Roub(5)(6)	172,008	305,046	477,054	10,281
All Directors and Executive Officers as a group (22 persons)(7)	972,622	1,425,202	2,397,824	178,605

* Also a Named Executive Officer.

(1) Includes shares over which the person or members of his or her immediate family hold or share voting and/or investment power and excludes shares listed under the columns "Shares Under Exercisable Options" and "Deferred Stock Units."

(2) Includes shares underlying options granted under our 1990 Stock Incentive Plan and 2000 Stock Incentive Plan which are exercisable as of July 21, 2006, and shares underlying options which become exercisable within 60 days thereafter.

(3) Represents the total of shares listed under the columns "Shares Owned" and "Shares Under Exercisable Options."

(4) For the non-employee directors, this column includes stock equivalent units credited under our 1997 Directors' Plan and our 2005 Directors' Plan discussed above under "Director Compensation and Benefits." Stock equivalent units deferred under our 1997 Directors' Plan and 2005 Directors' Plan may not be voted and may be transferred in limited instances as described above under "Directors Compensation and Benefits." For the Named Executive Officers, this column includes amounts deferred in the form of stock equivalent units under our Supplemental Executive Retirement Plan, which are settled in cash following, or under certain circumstances prior to, retirement. Stock equivalent units deferred under the Supplemental Executive Retirement Plan may not be voted or transferred.

(5) The shares reported as beneficially owned include performance or restricted shares awarded under our 2000 Stock Incentive Plan for which the performance or vesting period had not expired and as to which the named individuals have sole voting power but no investment power, as follows: Mr. Lance — 112,000 performance shares; Mr. Campbell — 28,700 performance shares and 30,000 restricted shares; Mr. Henry — 42,500 performance shares and 50,000 restricted shares; Mr. McArthur — 16,800 performance shares and 10,000 restricted shares; Mr. Shuman — 8,500 performance shares and 27,000 restricted shares; and Mr. Roub — 23,000 performance shares.

(6) The shares reported as beneficially owned do not include 800 shares owned by family members of Mr. Roub. Mr. Roub disclaims beneficial ownership of such shares.

(7) The shares reported as beneficially owned by all directors and executive officers, as a group, include 456,700 performance shares and restricted shares awarded to the executive officers under our 2000 Stock Incentive Plan as to which the executive officers have sole voting power but no investment power. The shares reported do not include 800 shares owned by family members, for which the directors and executive officers disclaim beneficial ownership.

REPORT OF THE AUDIT COMMITTEE

The following Report of the Audit Committee does not constitute soliciting material and the Report should not be deemed filed or incorporated by reference into any other previous or future filings by Harris under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent Harris specifically incorporates this Report by reference therein.

The role of the Audit Committee is, among other things, to assist our Board of Directors in its oversight of:

- The integrity of the financial statements of Harris;
- Harris' compliance with applicable legal and regulatory requirements;
- The independence and qualifications of Harris' registered public accounting firm; and
- The performance of Harris' independent registered public accounting firm and internal audit function.

Our Board of Directors has determined that, in its business judgment, all members of the Audit Committee are independent within the meaning of the listing standards of the NYSE, the Sarbanes-Oxley Act of 2002 and related rules of the SEC and our Director Independence Standards.

Management of Harris is responsible for the preparation, presentation and integrity of Harris' financial statements and the effectiveness of Harris' system of internal control over financial reporting and disclosure controls and procedures. Management and the internal auditing department are responsible for maintaining and evaluating appropriate accounting and financial reporting principles and internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. Our independent registered public accounting firm, Ernst & Young LLP ("E&Y"), is responsible for auditing the consolidated financial statements and expressing an opinion as to whether such financial statements are presented fairly, in all material respects, in conformity with accounting principles generally accepted in the United States. E&Y is also responsible for auditing management's assessment and the effectiveness of Harris' internal control over financial reporting. The Audit Committee has met and held discussions with management, the head of Internal Audit and E&Y. The Audit Committee discussed with the internal auditors and E&Y the overall scope of and plans for their respective audits. The Audit Committee also met with E&Y, the head of Internal Audit, the Principal Accounting Officer and the Chief Financial Officer, with and without management present, to discuss the results of their examinations, the reasonableness of significant judgments, the evaluations of Harris' internal control over financial reporting and the overall quality of Harris' financial reporting. Management has represented to the Audit Committee that Harris' consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles.

In the performance of its oversight function, the Audit Committee has:

- Reviewed and discussed with management and E&Y Harris' internal control over financial reporting, including a review of management's and E&Y's assessments of reports on the effectiveness of Harris' internal control over financial reporting and any significant deficiencies or material weaknesses;
- Considered, reviewed and discussed the audited financial statements with management and E&Y, including a discussion of the quality of the accounting principles, the reasonableness thereof, significant adjustments, if any, and the clarity of disclosures in the financial statements, as well as critical accounting policies;
- Discussed with E&Y the matters required to be discussed by Statement on Auditing Standards No. 61, as amended by Statement on Auditing Standards No. 90, *Communication with Audit Committees*, and No. 100, *Interim Financial Information*, as currently in effect;
- Received the written disclosures and the letter from E&Y required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as currently in effect, and discussed the independence of E&Y with E&Y;

- Reviewed the services provided by E&Y other than their audit services and considered whether the provision of such other services by E&Y is compatible with maintaining their independence, discussed with E&Y, E&Y's independence, and concluded that E&Y is independent from Harris and its management; and
- Reviewed the contents of SEC-required certification statements from the Chief Executive Officer and Chief Financial Officer and also discussed and reviewed the process and internal controls for providing reasonable assurances that the financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2006 are true in all important respects, and that the report contains all appropriate material information of which they are aware.

In reliance upon the reports, reviews and discussions described in this report, the Audit Committee has recommended to our Board of Directors, and our Board has approved, that the audited financial statements be included in Harris' Annual Report on Form 10-K for the fiscal year ended June 30, 2006, for filing with the SEC. The Audit Committee also has appointed, and has requested shareholder ratification of the appointment of, E&Y as Harris' independent registered public accounting firm for the fiscal year ending June 29, 2007.

Submitted on August 25, 2006 by the Audit Committee of the Board of Directors

David B. Rickard, Chairperson
Thomas A. Dattilo
Lewis Hay III
Gregory T. Swienton

EXECUTIVE COMPENSATION AND RELATED INFORMATION

REPORT OF THE MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The following Report of the Management Development and Compensation Committee does not constitute soliciting material and the Report should not be deemed filed or incorporated by reference into any other previous or future filings by Harris under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that Harris specifically incorporates this Report by reference therein.

The Management Development and Compensation Committee, which consists solely of independent, non-employee directors, sets the executive compensation philosophy, objectives and policies for Harris. On an annual basis, the Committee also approves the compensation, perquisites and other benefits for our executive officers under salary, incentive and other plans authorized by our Board of Directors and/or shareholders. In addition, the Management Development and Compensation Committee annually approves, together with all independent directors, the compensation for our Chief Executive Officer. The Management Development and Compensation Committee meets at scheduled times during the year and more often as appropriate and also holds regular executive sessions with only members present. The Management Development and Compensation Committee Chairperson reports on Committee actions and recommendations at Board meetings.

Compensation Philosophy

Our key compensation goals are to provide a total compensation package composed of cash, equity and benefits that will attract, retain and develop exceptional executives, enable these individuals to achieve our strategic and financial goals, reward superior performance and align the interests of our executives with our shareholders. To achieve these objectives, we believe that the Harris executive compensation program should:

- Closely link compensation to an individual's performance and our financial results and operational and strategic objectives;
- Align the interests of our executives and shareholders by emphasizing both the short-term and long-term performance objectives and strategic focus of our businesses;
- Be competitive with the compensation of other leading employers with whom we compete for executive talent;

- Facilitate management stock ownership; and
- Enable us to attract and retain a world-class management team.

This compensation philosophy applies to all of our management employees, including the executive officers named in the Summary Compensation Table below.

Prior to setting compensation for the following year, the Management Development and Compensation Committee typically conducts a review of our executive compensation program, including an analysis of, and extensive discussion regarding, all components of compensation for our executive officers, including the Named Executive Officers. We conduct this review in an effort to ensure that our executive compensation policies and programs remain appropriate with respect to evolving business needs, best compensation practices and leading corporate governance principles. The Management Development and Compensation Committee uses independent compensation consultants to develop information and ranges for the components and overall compensation level for our Chief Executive Officer. Our current practice is to target direct compensation levels for our executives at the 50th percentile in the competitive marketplace for similar positions, assuming experience in the position and competent performance. Total direct compensation includes base pay, annual bonuses, and long-term equity value. Performance is measured against factors such as long and short term strategic goals and financial measures, including earnings per share, revenue, orders, operating income and return on invested capital.

Our executive compensation program has two major components:

- An annual cash component, consisting of a base salary and an incentive bonus based on the financial performance for the fiscal year of Harris, and/or the applicable business unit, which in the case of officers, may be adjusted for individual performance; and
- A long-term equity incentive component, consisting of (1) stock options, (2) performance shares with payouts based upon meeting performance targets over a three-year period, and (3) restricted shares.

We utilize a structured approach for evaluating executive performance and determining executive annual cash compensation by reference to external industry surveys of compensation of executives in similar positions, individual performance and experience in the position, and scope of responsibility. Payouts for annual cash incentive awards are based upon the degree to which an executive achieves the applicable operating results established at the start of our fiscal year and may be adjusted for individual performance for the year. Similarly, long-term compensation in the form of performance share awards is based upon the degree to which an executive attains performance results established at the start of the performance period. The payout for the three-year performance period ended June 30, 2006 was based upon actual earnings per share and return on invested capital compared with the applicable targets for such three-year performance period. The measures were weighted evenly. The Management Development and Compensation Committee may also adjust the performance share payout for Harris' earnings per share and return on invested capital performance compared with Standard and Poor's 500 and Midcap 400 Indices' performance over the performance period.

Annual Cash Compensation

Annual cash compensation consists of a fixed base salary and an opportunity for a variable cash performance incentive. Base salaries and planned cash incentive compensation targets for senior executives, other than the Chief Executive Officer, are recommended annually by the Chief Executive Officer and then reviewed and approved by the Management Development and Compensation Committee.

The Harris Corporation 2005 Annual Incentive Plan, which was approved by shareholders at the 2005 Annual Meeting, provides for payment to executives of a specified cash amount (not to exceed 200% of the target amount) based upon the percentage achievement of specific performance objectives, including such measures as earnings per share, operating income and revenue growth. The financial objectives and criteria are established at the start of each fiscal year. For fiscal 2006, annual incentive payments for senior executives were based upon earnings per share, operating income and/or revenue targets and in certain instances were adjusted for individual performance compared to pre-established quantitative and qualitative objectives.

The percentage of an executive's annual cash compensation attributable to the incentive bonus generally increases with his or her level of management responsibility. For the Named Executive Officers target cash incentive compensation ranged from 38% to 50% of total annual cash compensation for fiscal 2006.

Long-Term Compensation

The Harris equity incentive plans are intended to align executive and shareholder interests. The plan permits the granting of any or all of the following types of awards:

- Performance shares, or units, conditioned upon meeting specified performance criteria;
- Restricted stock or units;
- Stock options;
- Stock appreciation rights, independent of or in tandem with stock options; and
- Other awards valued in whole or in part by reference to, or otherwise based on, our common stock.

The Management Development and Compensation Committee believes that, through the use of equity incentives, the interests of our executives are directly aligned with the objective of enhancing shareholder value.

With respect to performance share awards, at the beginning of an award cycle the Management Development and Compensation Committee determines the applicable performance criteria. The performance share award and option grants for senior executives, other than the Chief Executive Officer, are recommended by the Chief Executive Officer and then reviewed and approved by the Management Development and Compensation Committee. The Management Development and Compensation Committee grants each participant a specified number of performance shares at the start of the relevant period and establishes a means for computing the number of performance shares that can be earned during the period. Payouts for the three-year period ended June 30, 2006 were 150% of the performance share award granted at the start of the period. Performance shares are subject to forfeiture if the performance goals are not attained or if a participant's employment is terminated for certain reasons before the performance period has ended.

Stock options are an important element of our long-term compensation and are granted at fair market value as of the date of grant, typically vest over three years, and have a term of not greater than ten years. Stock options granted during fiscal 2006 have a term of seven years. Stock options provide realizable value only when the price of our common stock is greater than the option exercise price. In addition to stock options and performance shares or units, awards of restricted shares or units are made on a selective basis to individual executives as part of hiring packages or for retention. These restricted shares or units vest over or at the end of a restricted period of two to five years.

Stock Ownership Guidelines for Executives

To further promote ownership of shares by management and to more closely align management and shareholder interests, the Management Development and Compensation Committee previously approved stock ownership guidelines for our executive officers. Executives are expected to own Harris stock having a minimum value, denominated as a multiple of their annual base salaries, as follows: four times for the Chief Executive Officer; two times for other executive officers; and equal to one year's annual base salary for other designated officers. Unexercised options and unearned performance shares or units do not count for purposes of measuring compliance with the ownership guidelines. The value of unvested restricted shares is included in measuring compliance. The recommended time period for reaching the guidelines is three years. Executives within three years of normal retirement are no longer subject to the guidelines. An annual review is conducted to assess compliance with the guidelines. As of September 1, 2006, all executive officers, including the Named Executive Officers, met their applicable minimum ownership guidelines, or were on track to achieve their minimum ownership guidelines within the applicable compliance timeframe.

Section 162(m) — Deductibility

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction for compensation in excess of $1 million paid to the Named Executive Officers. Certain compensation is specifically exempt from the deduction limit to the extent it is "performance based" as defined in Section 162(m) of the Code. The Management Development and Compensation Committee considers the net cost to Harris, and its ability to effectively administer executive compensation in the long-term interest of shareholders. Accordingly, stock option grants and performance share awards made to executive officers under our equity incentive plans and payments under the Annual Incentive Plan are structured to be fully deductible under Section 162(m). However, in the future, our Board or the Management Development and Compensation Committee may determine, in light of all applicable circumstances, that it would be in our best interests for compensation to be paid under those plans or otherwise in a manner that may not qualify as performance-based under Section 162(m).

Retirement Plans

We maintain the 401(k) Plan, which is a tax-qualified, defined contribution retirement plan available to most of our domestic employees. Subject to applicable Internal Revenue Code limits, employees may generally contribute from 1% to 12% of eligible compensation and we will make a matching contribution of up to 6% of eligible compensation. The 401(k) Plan also includes a "profit sharing" component. To the extent contributions to our 401(k) Plan are limited by Internal Revenue Code limits, certain of our executives are also eligible to contribute to our non-qualified, supplemental executive retirement plan. In addition to employee contributions, matching and profit sharing components, we may also grant special awards to participants under our supplemental executive retirement plan. Amounts deferred under the supplemental executive retirement plan may be fully or partially funded by a "rabbi trust," but the assets in such trust are subject to the claims of our creditors and participants in our supplemental plan are treated as our unsecured general creditors.

Other Benefits

Harris' overall compensation program for elected corporate officers also includes other types of perquisites. Types of benefits available to elected corporate officers include reimbursement of the costs of tax preparation and financial planning services of up to $5,000 (or $10,000, in the case of Mr. Lance) per year, reimbursement of the costs of estate planning services of up to $5,000 (or $10,000, in the case of Mr. Lance) every three years and reimbursement of the costs of membership in an approved social or country club. In addition, employees, including executives, are eligible for other benefits. These benefits include group life and medical insurance as well as disability benefits. Mr. Lance, and in limited circumstances, other executives, may use the Harris owned aircraft for personal use, subject to approved guidelines. Harris does not reimburse executives for any income tax obligation attributable to their personal use of the Harris owned aircraft.

Chief Executive Officer Compensation

Mr. Lance's base salary, incentive compensation, performance share awards, stock option grants and other benefits are annually reviewed and approved by the Management Development and Compensation Committee together with all independent directors. Following approval by the Board of Directors, on December 3, 2004 Harris and Mr. Lance entered into a letter agreement providing for Mr. Lance's continued employment. The terms of the letter agreement are discussed below under "Employment and Change in Control Severance Agreements." In addition, effective August 26, 2006, Mr. Lance's basic life insurance benefit was increased to two and one-half times his eligible compensation, subject to a limit of $10 million of coverage. Harris will also reimburse Mr. Lance for any federal income tax obligation resulting from this benefit.

In August 2005, the Management Development and Compensation Committee and independent directors established Mr. Lance's annual base salary at $925,000, an increase from $850,000, and an annual cash bonus with a target level for such bonus equal to $925,000 and a maximum of $1,850,000. The base salary increase was effective on September 3, 2005. In recommending Mr. Lance's total annual cash incentive compensation for fiscal 2006, the Management Development and Compensation Committee considered Mr. Lance's individual performance by the same measures previously described for determining executive officer compensation as well as additional individual performance factors, including development of our strategic growth plan, execution of major new product development plans and the results of recent acquisitions. In evaluating Mr. Lance's performance for fiscal 2006, the Management Development and Compensation Committee considered the progress in achieving the strategic objectives and significantly exceeding our financial targets for fiscal 2006. The Management Development and Compensation Committee believes that Mr. Lance's leadership skills contributed significantly to Harris' positive results in fiscal 2006 and that he continues to make significant contributions to the overall success of Harris. Under our Annual Incentive Plan, Mr. Lance received annual cash incentive compensation for fiscal 2006 of $1,850,000, equal to 200% of his target bonus based upon earnings-per-share performance, revenue growth of the broadcast and microwave businesses and the factors noted above. In August 2005, the Management Development and Compensation Committee and independent directors granted Mr. Lance options to purchase 175,000 shares of common stock and performance shares for the three-year period ending June 30, 2008 of 42,000 shares at target with a maximum payout of 63,000 shares.

Submitted by the Management Development and Compensation Committee of the Board of Directors

Stephen P. Kaufman, Chairperson
Terry D. Growcock
Karen Katen
Dr. James C. Stoffel

SUMMARY COMPENSATION TABLE

The table below shows the annual and long-term compensation for the fiscal years ended June 30, 2006, July 1, 2005 and July 2, 2004, awarded, earned or paid for services in all capacities of those executives who, at the end of fiscal 2006, were (1) our Chief Executive Officer, (2) our other four most highly-compensated executive officers, and (3) our Chief Financial Officer (together, the "Named Executive Officers"). All information regarding securities underlying options, per-share information, and related information has been restated, as appropriate, to give effect to the Stock Split.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation (1) ($)	Restricted Stock Awards (2) ($)	Securities Underlying Options (#)	LTIP Payouts (3) ($)	All Other Compensation (4) ($)
Howard L. Lance	2006	$912,020	$1,850,000	$218,228	—	175,000	$1,867,950	$474,411
Chairman, President &	2005	$849,039	$1,308,320	$166,889	—	367,728	—	$391,943
Chief Executive Officer	2004	$750,481	$1,189,625	$101,208	—	248,960	—	$175,726
Robert K. Henry	2006	$441,346	$ 460,000	$ 39,821	—	47,600	$ 933,975	$162,064
Executive Vice President &	2005	$396,155	$ 440,849	$ 30,160	—	68,390	$ 547,949	$146,780
President, Government Communications Systems Division	2004	$365,673	$ 409,180	$ 18,381	—	58,052	$ 288,608	$120,833
Jeffrey S. Shuman*	2006	$291,923	$ 385,000(5)	$203,069	$1,007,640	26,000	—	$ 5,428
Vice President, Human	2005	—	—	—	—	—	—	—
Resources & Corporate Relations	2004	—	—	—	—	—	—	—
Guy M. Campbell**	2006	$342,500	$ 265,000	$ 22,744	—	23,700	$ 933,975	$ 97,460
President, Microwave	2005	$330,385	$ 167,197	$ 16,263	—	24,000	—	$ 68,881
Communications Division	2004	$256,250	$ 232,587(6)	$ 43,210	$ 526,200	50,000	—	$ 2,879
Gary L. McArthur	2006	$283,231	$ 260,000	$ 24,246	—	20,000	$ 249,060	$ 88,115
Vice President,	2005	$223,996	$ 137,247	$ 12,647	$ 240,000	26,058	$ 152,208	$ 59,777
Chief Financial Officer	2004	$184,096	$ 116,730	$ 8,365	—	20,000	$ 74,640	$ 44,369
Bryan R. Roub	2006	$407,058	$ 485,000	$ 14,894	—	62,400	$ 933,975	$233,320
Senior Vice President***	2005	$397,558	$ 475,984	$ 20,868	—	185,926	$ 380,520	$147,278
	2004	$370,096	$ 465,444	$ 15,427	—	265,130	$ 248,800	$126,112

* Mr. Shuman joined Harris on August 15, 2005.

** Mr. Campbell joined Harris on September 8, 2003.

*** Mr. Roub retired from Harris effective June 30, 2006.

(1) Other Annual Compensation consists of the following:

Name	Fiscal Year	Cash Dividend Equivalent Payments (a)	Relocation and Homesale Assistance Expenses	Tax Reimbursement Payments (Gross Up)	Personal Use of Company Aircraft(b)	Legal Fee Payments	Tax and Financial Counseling	Club Memberships	Total Other Annual Compensation
Howard L. Lance	2006	$46,507	—	—	$154,853	—	$11,452	$ 5,416	$218,228
	2005	$40,800	—	—	$101,089	$15,736	$ 3,725	$ 5,539	$166,889
	2004	$39,333	—	$ 1,567	$ 49,456	—	$ 4,900	$ 5,952	$101,208
Robert K. Henry	2006	$29,600	—	—	—	—	$ 5,000	$ 5,221	$ 39,821
	2005	$19,740	—	—	—	—	$ 4,829	$ 5,591	$ 30,160
	2004	$17,400	—	—	—	—	$ 450	$ 531	$ 18,381
Jeffrey S. Shuman	2006	$11,360	$167,959	$11,868	—	—	$ 4,220	$ 7,662	$203,069
	2005	—	—	—	—	—	—	—	—
	2004	—	—	—	—	—	—	—	—
Guy M. Campbell	2006	$18,784	—	—	—	—	—	$ 3,960	$ 22,744
	2005	$12,720	—	—	—	—	—	$ 3,543	$ 16,263
	2004	$ 6,750	—	—	—	—	—	$36,460	$ 43,210
Gary L. McArthur	2006	$ 8,576	—	—	$ 6,896	—	$ 2,000	$ 6,774	$ 24,246
	2005	$ 6,240	—	—	—	—	—	$ 6,407	$ 12,647
	2004	$ 2,200	—	—	—	—	—	$ 6,165	$ 8,365
Bryan R. Roub	2006	$ 8,640	—	—	—	—	$ 1,250	$ 5,004	$ 14,894
	2005	$ 8,880	—	—	$ 6,186	—	$ 1,200	$ 4,602	$ 20,868
	2004	$ 7,000	—	—	$ 2,447	—	$ 1,405	$ 4,575	$ 15,427

(a) Represents cash dividend equivalent payments on (i) outstanding restricted shares granted under our 2000 Stock Incentive Plan for which the vesting period had not expired, and (ii) outstanding performance shares granted under our 2000 Stock Incentive Plan for which the performance period had not expired.

(b) The incremental cost to the Company of personal use of the Company aircraft is calculated based on the average variable operating costs to the Company. Variable operating costs include fuel, maintenance, weather-monitoring, on-board catering, landing/ramp fees and other miscellaneous variable costs. The total annual variable costs are divided by the annual number of miles the Company aircraft flew to derive an average variable cost per mile. This average variable cost per mile is then multiplied by the miles flown for personal use to derive the incremental cost. The methodology excludes fixed costs that do not change based on usage, such as pilots' and other employees' salaries, purchase costs of the aircraft and non-trip related hangar expenses.

(2) This column shows the dollar value of restricted stock awards based upon the closing price of our common stock on the date of grant. On August 15, 2005, Harris granted Mr. Shuman an award of 27,000 restricted shares. The dollar value of restricted stock awards for Mr. Shuman is based upon the $37.32 closing price of our common stock on August 15, 2005. Mr. Shuman's award of restricted shares vests in three equal annual installments beginning August 15, 2006, provided that Mr. Shuman is employed by Harris on such dates. On August 27, 2004, Harris granted Mr. McArthur an award of 10,000 restricted shares. The dollar value of restricted stock awards for Mr. McArthur is based upon the $24.00 closing price of our common stock on August 27, 2004. Mr. McArthur's award of restricted shares will vest on August 27, 2007, provided that Mr. McArthur is employed by Harris on such date. On September 8, 2003, Harris granted Mr. Campbell an award of 30,000 restricted shares. The dollar value of restricted stock awards for Mr. Campbell is based upon the $17.54 closing price of our common stock on September 8, 2003. Mr. Campbell's award of restricted shares vested on September 8, 2006. Dividend equivalents are paid on shares of restricted stock. Upon death, disability or retirement prior to full vesting, a restricted stock award will be pro-rated. Upon a change of control, a restricted stock award will immediately vest.

As of June 30, 2006, the aggregate number and value of unvested restricted stock awards based upon the $41.51 closing price of our common stock on June 30, 2006, is as follows: Mr. Henry — 50,000 shares with a value of $2,075,500 which shares were granted on February 28, 2003 and vest on February 28, 2008, provided that Mr. Henry is employed by Harris on such date; Mr. Shuman — 27,000 shares with a value of $1,120,770 (9,000 of Mr. Shuman's restricted shares vested on August 15, 2006); Mr. Campbell — 30,000 shares with a value of $1,245,300 (Mr. Campbell's restricted shares vested on September 8, 2006); and Mr. McArthur — 10,000 shares with a value of $415,100.

(3) LTIP payouts consist of the value of performance shares earned for the three-year performance period ended as of the last day of the applicable fiscal year. These values are based on the closing price of our common stock of $41.51, $31.71 and $24.88 on June 30, 2006, July 1, 2005 and July 2, 2004, respectively, and the number of performance shares earned for the three-year performance period ended as of the last day of the applicable fiscal year, as follows:

	Fiscal 2006	Fiscal 2005	Fiscal 2004
	(number of shares)		
Mr. Lance	45,000	—	—
Mr. Henry	22,500	17,280	11,600
Mr. Shuman	—	—	—
Mr. Campbell	22,500	—	—
Mr. McArthur	6,000	4,800	3,000
Mr. Roub	22,500	12,000	10,000

As of June 30, 2006, the aggregate number and value of performance shares awarded under the 2000 Stock Incentive Plan for which the performance period had not expired (excluding the number and value of performance shares with a performance period ended on June 30, 2006) is as follows: Mr. Lance — 82,000 shares, with a value of $3,403,820; Mr. Henry — 27,500 shares, with a value of $1,141,525; Mr. Shuman — 8,500 shares, with a value of $352,835; Mr. Campbell — 13,700 shares, with a value of $568,687; Mr. McArthur — 12,800 shares with a value of $531,328; and Mr. Roub — 8,000 shares, with a value of $332,080. The value of the aggregate unearned performance shares is based upon the $41.51 closing price of our common stock on June 30, 2006.

(4) All other compensation consists of:

(i) Contributions to the Harris Corporation Retirement Plan for:

	Fiscal 2006	Fiscal 2005	Fiscal 2004
Mr. Lance	$27,000	$27,000	$18,954
Mr. Henry	$27,000	$27,000	$22,174
Mr. Shuman	$ 544	—	—
Mr. Campbell	$27,000	$26,213	—
Mr. McArthur	$25,477	$27,777	$24,717
Mr. Roub	$28,397	$29,210	$27,877

(ii) Contributions to our Supplemental Executive Retirement Plan for:

	Fiscal 2006	Fiscal 2005	Fiscal 2004
Mr. Lance	$443,291	$361,743	$154,210
Mr. Henry	$133,774	$114,851	$ 94,236
Mr. Shuman	$ 764	—	—
Mr. Campbell	$ 65,529	$ 38,865	—
Mr. McArthur	$ 61,306	$ 31,397	$ 19,248
Mr. Roub	$131,334	$118,068	$ 98,235

(iii) The taxable portion of premiums on life insurance provided by Harris for:

	Fiscal 2006	Fiscal 2005	Fiscal 2004
Mr. Lance	$4,120	$3,200	$2,562
Mr. Henry	$1,290	$4,929	$4,423
Mr. Shuman	$4,120	—	—
Mr. Campbell	$4,931	$3,803	$2,879
Mr. McArthur	$1,332	$ 603	$ 404
Mr. Roub	—	—	—

(iv) For Mr. Roub, all other compensation also includes a $73,589 payment for unused vacation made to Mr. Roub in connection with his retirement.

(5) Mr. Shuman's bonus for fiscal 2006 includes a $60,000 starting bonus.

(6) Mr. Campbell's bonus for fiscal 2004 includes a $50,000 starting bonus.

OPTION GRANTS IN LAST FISCAL YEAR

The table below gives more information on stock options granted to the Named Executive Officers under our stock incentive plans during the 2006 fiscal year. We did not grant any stock appreciation rights to the Named Executive Officers during fiscal 2006. Amounts shown for potential realizable values are based upon assumed annualized rates of stock price appreciation of 5% and 10% over the full term of the options, as required by the SEC, and are not intended to represent or forecast possible future appreciation, if any, of our common stock price. No gain to the optionee is possible unless our stock price increases over the option term.

Name	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
	Number of Securities Underlying Options Granted (#)(1)	% of Total Options Granted to Employees in Fiscal Year(2)	Exercise or Base Price ($/Share)	Expiration Date	5% ($)	10% ($)
Howard L. Lance	175,000	15.33%	$37.19	8/26/2012	$ 2,649,511	$ 6,174,488
Robert K. Henry	47,600	4.17%	$37.19	8/26/2012	$ 720,667	$ 1,679,461
Jeffrey S. Shuman	26,000	2.28%	$37.32	8/15/2012	$ 395,018	$ 920,559
Guy M. Campbell	23,700	2.08%	$37.19	8/26/2012	$ 358,820	$ 836,202
Gary L. McArthur	20,000	1.75%	$37.19	8/26/2012	$ 302,801	$ 705,656
Bryan R. Roub	62,400	5.47%	$37.19	8/26/2012	$ 944,740	$ 2,201,646
Shareholder Gain(3)					$2,260,557,926	$5,267,501,249
Named Executive Officers' Gain as a % of All Shareholder Gain					0.24%	0.24%

(1) All stock option grants were made under our 2000 Stock Incentive Plan. Each such stock option generally expires after seven years from the date of grant and is exercisable in installments of: 50% after June 30, 2006; 75% after June 30, 2007; and 100% after three years from the date of grant, except for the options granted to Mr. Shuman, which are exercisable 50% after August 15, 2006; 75% after August 15, 2007; and 100% after August 15, 2008. These options were granted on August 26, 2005, except for the options granted to Mr. Shuman, which were granted to him on his August 15, 2005 start date. The exercise price is the closing price of a share of our common stock on the date of grant and may be paid in cash and/or shares of our common stock, or an optionholder may use "broker assisted cashless exercise" procedures. In the event of death while employed, options shall immediately become fully vested and shall be exercisable for up to twelve months following the date of death. In the event of retirement after age 62 with ten or more years of service, options shall continue to vest and be exercisable until the regularly scheduled expiration date. In the event of retirement before age 62 but after age 55 with ten or more years of service, options shall cease vesting and options exercisable at the time of such retirement will continue to be exercisable until the regularly scheduled expiration date. In the event of a change in control, outstanding options immediately vest and become exercisable.

(2) In fiscal 2006, Harris granted stock options covering a total of 1,141,400 shares of common stock to Harris employees and this number was used in calculating the percentages.

(3) Shareholder gain reflects the hypothetical increase in market value of our common stock for all shareholders, assuming annual stock price appreciation of 5% and 10%, respectively, over a seven-year period.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

The table below presents information with respect to the number of shares acquired upon exercise of stock options and the aggregate gains realized on exercises during fiscal 2006 for the Named Executive Officers. The table also sets forth the number of shares covered by exercisable and unexercisable options held by those executives on June 30, 2006, and the aggregate gains that would have been realized had these options been exercised on June 30, 2006, even though they were not exercised and the unexercisable options could not have been exercised on that date. None of the Named Executive Officers has stock appreciation rights.

Name	Shares Acquired on Exercise (#)(1)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options/SARS at Fiscal Year-End(2) ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Howard L. Lance	278,067	$5,720,037	232,021	287,500	$3,121,482	$4,266,250
Robert K. Henry	34,284	$ 798,483	234,782	61,300	$5,029,848	$ 856,004
Jeffrey S. Shuman	0	$ 0	0	26,000	$ 0	$ 108,940
Guy M. Campbell	0	$ 0	61,350	36,350	$1,160,187	$ 560,937
Gary L. McArthur	0	$ 0	81,394	27,000	$1,721,561	$ 379,495
Bryan R. Roub	51,114	$1,152,425	283,546	61,700	$3,915,793	$ 765,402

(1) Upon exercise, option holders may surrender shares to pay the option exercise price and satisfy tax-withholding requirements. The number of shares acquired on exercise is provided on gross amounts absent netting for shares surrendered. The number of shares acquired upon exercise after netting out shares surrendered to pay the exercise price and satisfy tax withholding is as follows: Mr. Lance — 87,491 shares; Mr. Henry — 11,432 shares; and Mr. Roub — 17,375 shares.

(2) Market value of shares underlying in-the-money options on June 30, 2006, less option exercise price. The market value is based upon the June 30, 2006 closing price of $41.51 per share of our common stock reported on the New York Stock Exchange Composite Transactions Tape.

LONG-TERM INCENTIVE PLANS — AWARDS IN LAST FISCAL YEAR

The table below sets forth information with respect to awards of performance shares granted under our 2000 Stock Incentive Plan during fiscal 2006 to the Named Executive Officers. The performance period for the awards in the table is the three-year period ending June 30, 2008.

Name	Number of Shares	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts Under Non-Stock Price-Based Plans		
			Threshold Shares (#)	Target Shares (#)	Maximum Shares (#)
Howard L. Lance	42,000	6/30/2008	0	42,000	63,000
Robert K. Henry	11,500	6/30/2008	0	11,500	17,250
Jeffrey S. Shuman	8,500	6/30/2008	0	8,500	12,750
Guy M. Campbell	5,700	6/30/2008	0	5,700	8,550
Gary L. McArthur	4,800	6/30/2008	0	4,800	7,200
Bryan R. Roub	—	—	—	—	—

Grants of performance shares to participants are made at the beginning of each performance period and are earned based on the performance of a business unit, Harris or some combination thereof. Performance criteria include one or a combination of our cumulative earnings per share, operating income and return on invested capital during the strategic plan cycle. Share payouts are made following the determination of the Management Development and Compensation Committee and, in the case of the Chief Executive Officer, the other independent directors, and are based upon financial performance compared with strategic plan objectives. Payouts for performance shares granted during fiscal 2006 may also be adjusted based upon a comparison of Harris' earnings per share and return on invested capital performance compared with Standard and Poor's 500 and Midcap 400 Indices' performance over the performance period. Share payouts range from zero to a maximum of 150% of the original shares awarded. The terms of these awards are intended to comply with Internal Revenue Code Section 162(m) requirements. During the performance period, participants receive cash dividend equivalent payments on the performance share awards in an amount equal to dividends paid to shareholders on our common stock.

If an executive ceases to be an employee of Harris prior to the expiration of the performance period for any reason other than death, disability, retirement after age 55 with ten or more years of full-time service, or involuntary termination of employment of the executive other than for misconduct, all performance shares shall be forfeited. In the case of death, disability, retirement after age 55 with ten or more years of full-time service, or involuntary termination of employment of the executive other than for misconduct, the executive or his or her estate shall be eligible to receive a pro-rata portion of the award that would otherwise be issued at the expiration of the performance period.

In the event of a change in control, the performance objectives applicable to the award are deemed to be attained, and performance shares are to be paid out at the end of the performance period, provided that:

- In the event of death, disability, retirement or involuntary termination other than for cause following a change in control, the shares are to be paid as soon as practicable;
- In the event of resignation or termination for cause following a change in control, the shares are forfeited; and
- In the event of certain defined changes in our capital structure following a change in control, then, at the participant's election, the award is to be paid in shares or cash, as soon as practicable.

EMPLOYMENT AND CHANGE IN CONTROL SEVERANCE AGREEMENTS

Employment Agreement — Howard L. Lance

On December 3, 2004, our Board of Directors approved, and Harris and Mr. Lance entered into, a letter agreement (the "Letter Agreement") providing for Mr. Lance's continued employment as Harris' Chief Executive Officer and President, and his continued service as a director and Chairman of the Board of Directors. The terms of Mr. Lance's employment by Harris have been governed by the Letter Agreement since January 20, 2005, following the expiration on January 19, 2005 of the Executive Employment Agreement, dated as of January 20, 2003, by and between Harris and Mr. Lance and all obligations under that agreement.

The Letter Agreement provides for an indefinite term of employment commencing on January 20, 2005 and ending on termination of Mr. Lance's employment either by Harris with or without "cause," or upon Mr. Lance's resignation for "good reason" (as such terms are defined in the Letter Agreement), death, disability, or other resignation or retirement.

In the event Mr. Lance's employment is terminated by Harris without cause, which Harris is entitled to do upon thirty days' prior written notice, or by Mr. Lance for good reason, then Mr. Lance would be entitled to receive from Harris (i) continuation of his then-current base salary for a period of two years; (ii) his pro-rated bonus for the year of termination; (iii) without duplication, his accrued but unpaid base salary through the date of termination, his earned but unpaid bonus for the prior fiscal year, reimbursement of reasonable business expenses incurred prior to the date of termination, and other or additional compensation benefits in accordance with the terms of applicable Harris plans or employee benefit programs for terminated employees; (iv) continued participation in the medical, dental, hospitalization, short-term and long-term disability, and group life insurance coverage plans of Harris in which he was participating on the date of termination until 24 months following such date of termination (or, if earlier, until the date or dates on which he receives comparable coverage and benefits under the plans and programs of a subsequent employer); (v) during the two-year period following termination and notwithstanding the terms and conditions of his stock option and restricted stock agreements, continued vesting of his unvested restricted stock and/or options, and as to vested stock options, continued exercisability until the date which is three months after the end of such two-year period; (vi) pro-rated vesting of his outstanding performance share awards pursuant to Harris' performance targets and resultant performance; and (vii) outplacement services at Harris' expense for up to one year following the date of termination in accordance with the practices of Harris as in effect from time to time for senior executives.

In the event Mr. Lance's employment is terminated by Harris for cause or upon Mr. Lance's resignation other than for good reason, death, disability, or retirement, then Mr. Lance (or his estate or legal representative, as appropriate) shall be entitled to receive from Harris his accrued but unpaid base salary through the date of termination, his earned but unpaid bonus for the prior fiscal year, reimbursement of reasonable business expenses incurred prior to the date of termination, and other compensation benefits in accordance with the terms of applicable Harris plans or employee benefit programs for terminated employees. In the event Mr. Lance's employment is terminated as a result of his death or disability, he shall also be entitled to other compensation benefits in accordance with the terms of applicable Harris plans for employees who die or become disabled, as appropriate.

In the event of a change in control of Harris (which, as provided in the Letter Agreement, is defined in the Executive Severance Agreement, dated as of January 20, 2003, by and between Harris and Mr. Lance), and if Mr. Lance's employment terminates under the circumstances provided under such Executive Severance Agreement, then Mr. Lance will be entitled to the compensation and benefits provided under such Executive Severance Agreement in lieu of any compensation or benefits receivable by him under the Letter Agreement.

The Letter Agreement also provides that Mr. Lance may not, for a one-year period following termination of his employment for any reason (or a two-year period if he is receiving severance from Harris), without Harris' prior written consent, associate with an enterprise that competes with Harris, and, during his employment with Harris and for a two-year period following termination of his employment for any reason, solicit any customer or any employee of Harris to leave Harris.

Effective August 26, 2006, the Board approved an enhancement to Mr. Lance's basic life insurance benefit, raising it to two and one-half times his eligible compensation, subject to a limit of $10 million of coverage. Eligible compensation consists of annual base salary plus his then current annual incentive plan target bonus. Harris will also reimburse Mr. Lance for any federal income tax obligation resulting from this benefit.

Employment Agreement — Guy M. Campbell

Harris provided Mr. Campbell an Offer Letter dated August 8, 2003, offering him employment as President, Microwave Communications Division. The terms of continuing applicability to Mr. Campbell's employment under the Offer Letter are that he is eligible to receive two years of base and incentive compensation in the event of a change in control, as set forth below under "Executive Change in Control Severance Agreements," and one year of severance in the form of base and pro-rated incentive compensation in the event his employment is terminated for other than performance reasons. Under the terms of the Offer Letter, Mr. Campbell is also entitled to participate in Harris' comprehensive employee benefit program, executive long-term disability insurance coverage, 401(k) Plan and Supplemental Executive Retirement Plan.

Employment Agreement — Jeffrey S. Shuman

Harris provided Mr. Shuman an Offer Letter dated July 5, 2005, offering him employment as Vice President, Human Resources & Corporate Relations. Material terms of continuing applicability to Mr. Shuman's employment include an annual review of his base salary and a potential payout with respect to an award of 8,500 performance shares in August 2005 for the three fiscal year performance period consisting of fiscal years 2006, 2007 and 2008. In addition, he is eligible to receive three years of base and incentive compensation in the event of a change in control, as set forth below under "Executive Change in Control Severance Agreements," and one year of severance in the form of base and pro-rated incentive compensation in the event his employment is terminated for other than performance reasons. Under the terms of the Offer Letter, Mr. Shuman is also entitled to participate in Harris' comprehensive employee benefit program, executive long-term disability insurance coverage, 401(k) Plan and Supplemental Executive Retirement Plan.

Executive Change in Control Severance Agreements

To provide continuity of management and dedication of our corporate executives in the event of a threatened or actual change in control of Harris, our Board has approved change in control severance agreements for our officers and key managers, including the Named Executive Officers. Under these agreements, our officers and key managers are provided with severance benefits in the event the executive's employment is terminated by us without cause, or by the executive for good reason, within two years following a change in control (all terms as defined in the severance agreement). Under the change in control severance agreement, the executive agrees not to voluntarily terminate his or her employment with us during the six-month period following a change in control.

If triggered, the lump-sum severance benefit payable under the change in control severance agreement equals the sum of (a) the executive's unpaid base salary through the date of termination, a pro-rated annual bonus (as determined under the severance agreement), any compensation deferred by the executive other than under a tax-qualified plan and any accrued vacation pay; and (b) from one to three times (based upon the executive's position) the executive's highest annual rate of base salary during the 12-month period prior to the date of termination and from one to three times (based upon the executive's position) the greatest of the executive's highest annual bonus in the three years prior to the change in control, the executive's target bonus for the year during which the change in control occurred or the executive's target bonus for the year in which the executive's employment is terminated. Payment amounts are three times compensation and bonus for Messrs. Lance, Henry and Shuman and two times compensation and bonus for Messrs. Campbell and McArthur. In addition, for the two years following the date of termination, the executive receives the same level of medical, dental, accident, disability, life insurance and any similar benefits as are in effect on the date of termination (or the highest level of coverage provided to active executives, if more favorable). The executive also receives reimbursement for any relocation expense related to the pursuit of other business opportunities incurred within two years following the date of termination, for recruitment or placement services of up to $4,000 and for professional financial or tax planning services of up to $5,000 per year. The change in control severance agreement also provides for a tax gross-up payment to the executive in the event that payment of any severance benefits is subject to excise taxes imposed under Section 4999 of the Internal Revenue Code. In addition, pursuant to the change in control severance agreement we will reimburse the executive for any legal fees and costs with respect to any dispute arising under the severance agreement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Harris currently employs more than 13,900 employees and has an active recruitment program for soliciting job applications from qualified candidates. Harris seeks to hire the most qualified available candidates and does not preclude the hiring of family members of executives or other employees. During fiscal 2006, Paul Roub, son of Bryan R. Roub, our former Senior Vice President and Chief Financial Officer, was employed by us as a software engineer. Paul Roub's salary was established in accordance with our employment and compensation practices applicable to employees with equivalent qualifications, experience and responsibilities and he received more than $60,000 in annual compensation.

HARRIS STOCK PERFORMANCE GRAPH

The graph below compares the five-year cumulative total return of our common stock with the comparable five-year cumulative total returns of the Standard & Poor's 500 Information Technology Sector Index ("S&P 500 Information Technology") and the Standard & Poor's 500 Composite Stock Index ("S&P 500"). The figures assume an initial investment of $100 on June 30, 2001 in Harris, the S&P 500 Information Technology and the S&P 500, and the reinvestment of all dividends.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN AMONG HARRIS, S&P 500 AND S&P 500 INFORMATION TECHNOLOGY



$350
$300
$250
$200
$150
$100
$50
$0
2001
2002
2003
2004
2005
2006
HARRIS
S&P 500
S&P 500 Information Technology

HARRIS FISCAL YEAR END		2001	2002	2003	2004	2005	2006
Harris	—o—	$100	134	112	192	237	318
S&P 500	—□—	$100	82	82	98	104	113
S&P 500 Information Technology	—△—	$100	61	66	82	79	80

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, as well as persons who own more than ten percent of our outstanding shares of common stock, to file reports of ownership and changes in ownership of our securities with the SEC and the NYSE. We have procedures in place to assist our directors and executive officers in preparing and filing these reports on a timely basis.

Based solely upon a review of the forms furnished to us, or written representations from certain persons that no Forms 5 were required, we believe that all required forms have been timely filed for fiscal 2006, except that a Form 3 filed on October 13, 2004 by our Vice President and General Counsel, Eugene S. Cavallucci, did not reflect his ownership of ten additional shares of Harris common stock. Mr. Cavallucci filed a Form 5 on August 14, 2006 to make the correction.

PROPOSAL 2: RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Fees Paid to Independent Registered Public Accountants

E&Y served as Harris' independent registered public accountants for the fiscal year ended June 30, 2006. In addition to the engagement to audit our financial statements and internal control over financial reporting and to review the financial statements included in our quarterly reports on Form 10-Q, E&Y was also engaged by us during fiscal 2006 to perform certain audit-related services.

The following table presents fees for professional audit services rendered by E&Y for the audit of our annual financial statements for the fiscal years ended June 30, 2006 and July 1, 2005 and fees for other services rendered by E&Y during those periods.

	Fiscal 2006	Fiscal 2005
Audit Fees	$4,236,100	$4,336,100
Audit-Related Fees	141,400	0
Tax Fees	0	469,100
All Other Fees	0	0
Total	$4,377,500	$4,805,200

Audit Fees. Audit services include fees associated with the annual audit and the audit of internal control over financial reporting, as well as reviews of Harris' quarterly reports on Form 10-Q, SEC registration statements, accounting and reporting consultations and statutory audits required internationally for subsidiaries of Harris.

Audit-Related Fees. Services within audit-related fees include the stand-alone audit of the Microwave Communications Division and transaction due diligence.

Tax Fees. Tax-related services include preparation and assistance with tax returns for expatriate employees and various foreign legal entities of Harris, and tax compliance and advice regarding income taxes within the United States and various international jurisdictions.

All Other Fees. For the fiscal years ended June 30, 2006 and July 1, 2005, no professional services were rendered or fees billed for other services not included within Audit Fees, Audit-Related Fees or Tax Fees.

E&Y did not perform any professional services related to financial information systems design and implementation for Harris in fiscal 2006 or fiscal 2005.

The Audit Committee has determined in its business judgment that the provision of non-audit services described above is compatible with maintaining E&Y's independence.

Pre-Approval of Audit and Non-Audit Services

Under the Audit Committee Pre-Approval Policy and Procedures, as adopted by the Audit Committee, the Audit Committee must pre-approve all audit and non-audit services provided by our independent registered public accountants in order to ensure that the provision of such services does not impair their independence. The policy utilizes a framework of both general pre-approval for certain specified services and specific pre-approval for all other services.

At the start of each fiscal year, the Audit Committee is asked to pre-approve the audit services, audit-related services and tax services together with specific details regarding such services anticipated to be required for such fiscal year including, when available, estimated fees. The Audit Committee reviews and, as it deems appropriate, pre-approves those services. The Audit Committee reviews, on at least a quarterly basis, the services provided to-date and actual fees against the estimates, and such fee amounts may be updated to the extent appropriate at the regularly scheduled meetings of the Audit Committee. Additional pre-approval is required before actual fees for any service can exceed the originally pre-approved amount. The Audit Committee may also revise the list of pre-approved services and related fees from time to time. All of the services described above under the captions "Audit Fees," "Audit-Related Fees" and "Tax Fees," with respect to fiscal 2006, were pre-approved in accordance with this policy.

If we seek to engage the independent registered public accountants for other services that are not considered subject to general pre-approval as described above, then the Audit Committee must approve such specific engagement as well as the estimated fees. Such engagement will be presented to the Audit Committee for pre-approval at its next regularly scheduled meeting. If the timing of the project requires an expedited decision, then we may ask the Chairperson of the Audit Committee to pre-approve such engagement. Any such pre-approval by the Chairperson is then reported to the full Audit Committee for ratification at the next Audit Committee meeting. In any event, pre-approval of any engagement by the Audit Committee or the Chairperson of the Audit Committee is required before our independent registered public accountants may commence any engagement. Additional pre-approval is required before any fees can exceed approved fees for any such specifically-approved services.

Appointment of Independent Registered Public Accountants for Fiscal 2007

The Audit Committee has appointed E&Y to audit our books and accounts for the fiscal year ending June 29, 2007.

Although applicable law does not require shareholder ratification of the appointment, our Board has decided to ascertain the position of our shareholders on the appointment. If our shareholders do not ratify the appointment of E&Y, the Audit Committee will reconsider the appointment. We expect that a representative of E&Y will be present at the 2006 Annual Meeting to respond to appropriate questions of shareholders and to make a statement if he or she desires to do so.

As provided in the Audit Committee's Charter and as discussed above, the Audit Committee is responsible for directly appointing, retaining, terminating and overseeing our independent registered public accountants. While Harris has a very long-standing relationship with E&Y, the Audit Committee continuously evaluates the independence and effectiveness of the independent public registered accounting firm and its personnel, and the cost and quality of its audit and audit-related services. In accordance with sound corporate governance practices and in order to ensure that the Audit Committee and our shareholders are receiving the best and most cost effective audit services available, the Audit Committee is considering issuing a request for proposal from E&Y and other large nationally recognized accounting firms with regard to our audit engagement for fiscal year 2008. This request for proposal process could result in a firm other than E&Y providing audit engagement services to us for fiscal 2008.

Recommendation Regarding Proposal 2

The affirmative vote of a majority of the shares represented at the 2006 Annual Meeting of Shareholders and entitled to vote on this proposal will be required to ratify our Audit Committee's appointment of independent registered public accountants. Abstentions will have the effect of a vote against ratification of the appointment of the independent registered public accountants.

Our Board of Directors recommends that you vote FOR ratification of the Audit Committee's appointment of E&Y as independent registered public accountants for the fiscal year ending June 29, 2007.

SHAREHOLDER PROPOSALS FOR THE 2007 ANNUAL MEETING

Pursuant to applicable requirements of the Securities Exchange Act of 1934, as amended, in order to be considered for inclusion in our proxy statement and form of proxy for the 2007 Annual Meeting, we must receive any proposals that shareholders wish to present no later than May 21, 2007. Such proposals will need to be in writing and to comply with SEC regulations regarding the inclusion of shareholder proposals in Harris-sponsored proxy materials.

In addition, our By-Laws provide that, for any shareholder proposal or director nomination to be properly presented at the 2007 Annual Meeting, whether or not also submitted for inclusion in our proxy statement, we must receive notice of the matter not less than 90 nor more than 120 days prior to October 27, 2007. Thus to be timely, the notice of a proposal for the 2007 Annual Meeting of Shareholders must be received by our Corporate Secretary no earlier than June 29, 2007 and no later than July 29, 2007. Further, any proxy granted with respect to the 2007 Annual Meeting will confer discretionary authority to vote with respect to a shareholder proposal or director nomination if notice of such proposal or nomination is not received by our Corporate Secretary on or before August 4, 2007. Each notice of director nomination must contain the name and address of the shareholder who intends to make the nomination; the name, address and written consent of the nominee; and any other nominee information as would be required to be disclosed in a proxy solicitation. A copy of our By-Laws is available on the Corporate Governance section of our website at *www.harris.com/harris/cg/*. You may also obtain a copy of our By-Laws upon written request to our Corporate Secretary at the address below.

A nomination or proposal that does not supply adequate information about the nominee or proposal, and the shareholder making the nomination or proposal, will be disregarded. You should address all nominations or proposals to:

Corporate Secretary
Harris Corporation
1025 West NASA Boulevard
Melbourne, Florida 32919

DISCRETIONARY VOTING ON OTHER MATTERS

Except for the matters described in this proxy statement, our Board of Directors is not aware of any matter that will or may be properly presented at the 2006 Annual Meeting. The deadline under our By-Laws for any shareholder proposal to be properly presented at the 2006 Annual Meeting has passed. If any other matter is properly brought before the 2006 Annual Meeting, the persons named in the proxy card and voting instructions intend to vote the shares for which we have received proxies in accordance with their best judgment.

MISCELLANEOUS MATTERS

Annual Report on Form 10-K

Our Annual Report on Form 10-K for our fiscal year ended June 30, 2006 was mailed to our shareholders with this proxy statement. **Upon request, we will furnish to shareholders without charge a copy of the Annual Report on Form 10-K.** The Annual Report on Form 10-K also has been filed with the SEC. Shareholders may obtain a copy by:

- Writing to our Corporate Secretary at:
  Harris Corporation
  1025 West NASA Boulevard
  Melbourne, FL 32919; or
- Calling (321) 727-9100.

A copy is also available on the Investor Relations section of our website at *www.harris.com/investor-relations.html*.

Shareholder List

A list of our shareholders of record as of the September 1, 2006 record date will be available for examination for any purpose germane to the 2006 Annual Meeting during normal business hours at 1025 West NASA Boulevard, Melbourne, Florida, at least ten days prior to the 2006 Annual Meeting and also will be available for examination at the 2006 Annual Meeting.

By Order of the Board of Directors
Scott T. Mikuen
Vice President-Associate
General Counsel and
Corporate Secretary

Melbourne, Florida
September 18, 2006

HARRIS CORPORATION
CORPORATE GOVERNANCE PRINCIPLES
OF THE
BOARD OF DIRECTORS

I. INTRODUCTION.

The Board of Directors (the "Board") of Harris Corporation (the "Corporation"), acting on the recommendation of its Corporate Governance Committee, has developed and adopted these principles as a general guide to assist the Board in carrying out its responsibilities and to promote the effective functioning of the Board and its committees. The Board, on behalf of the Corporation and its shareholders, oversees and provides general direction to the management of the Corporation.

In addition to other Board or committee responsibilities outlined below, the responsibilities of the Board include: reviewing the overall operating, financial and strategic plans and performance of the Corporation; selecting and evaluating the Corporation's Chief Executive Officer ("CEO"), either directly or through a committee overseeing the appointment and evaluation of the Corporation's senior officers; overseeing appropriate policies of corporate conduct and compliance with laws; and, reviewing the process by which financial and non-financial information about the Corporation is provided to employees, management, the Board and the Corporation's shareholders.

The Corporation's senior officers, under the direction of the CEO, are responsible for the operations of the Corporation, implementation of the strategic, financial, and management plans of the Corporation, preparation of financial statements and other reports that accurately reflect requisite information about the Corporation, and timely reports which inform the Board about the foregoing matters.

These principles are not intended as binding legal obligations or inflexible requirements, and are not intended to interpret applicable laws and regulations or modify the Corporation's Certificate of Incorporation or By-laws. These principles are subject to modification and the Board in the exercise of its discretion, shall be able to deviate from these principles from time to time, as the Board may deem appropriate or desirable or as required by applicable laws and regulations.

II. BOARD COMPOSITION.

(a) Size of the Board; Staggered Board. The Board will periodically review the appropriate size of the Board given factors deemed relevant to the Board, including providing for sufficient diversity among non-employee directors while also facilitating substantive discussions and input in which each director can meaningfully participate. The Corporation's Certificate of Incorporation and By-laws currently provide that the authorized number of directors will be not less than eight or more than thirteen. The Board is classified with the terms of office of each of the three classes of directors ending in successive three-year terms, as provided in the Corporation's Certificate of Incorporation. The Board believes that this staggered election of directors helps maintain continuity and stability of the work of the Board and assists in conducting long-term strategic planning, which is vital to the Corporation's future success.

(b) Majority of Independent Directors. A majority of the directors serving on the Board will meet the standard of director independence set forth in the New York Stock Exchange listing standards as the same may be amended from time to time (the "listing standards"), as well as other factors not inconsistent with the listing standards that the Board considers appropriate for effective oversight and decision-making by the Board.

(c) Affirmative Determination of Independence. The Board will affirmatively determine annually and at other times required by the listing standards that the directors designated as independent have no material relationships to the Corporation (either directly or with an organization in which the director is a partner, shareholder or officer or is financially interested) that may interfere with the exercise of their independence from management and the Corporation. If the Board determines that a director has a relationship which is not material, the Corporation will disclose the determination in its annual proxy statement, provided that the Board may adopt and disclose categorical standards to assist it in making determinations of independence and disclose if a director meets these standards.

(d) Management Directors. The Board anticipates that the Corporation's CEO will be nominated to serve on the Board. The Board may also appoint or nominate other members of the Corporation's management whose experience and role at the Corporation are expected to help the Board fulfill its responsibilities.

(e) Selection of Chairman and Presiding Independent Director. The Board will periodically appoint a Chairman of the Board. The Board believes it is appropriate and efficient for the Corporation's CEO also to serve as Chairman. However, the Board retains the authority to separate those functions in the future if it deems such action is appropriate. The Board has adopted a procedure for the selection of an individual to act as Chairperson to preside at the sessions of independent directors. The procedure requires the annual rotation of the individual to chair the Board sessions of independent directors among the Chairpersons of each of the Board committees, in alphabetical order by committee name. The Corporation will appropriately disclose: (i) the procedure by which such presiding director is chosen; and (ii) the method by which interested parties may contact the independent directors. The Board has considered the concept of a "lead" non-employee director and believes that rather than designating a lead non-employee director, the annual rotation of an independent director to chair the Board sessions of independent directors is more effective.

(f) Selection of Board Nominees. The Board has overall responsibility for the selection of candidates for nomination or appointment to the Board. The Corporate Governance Committee will evaluate and recommend director candidates to the Board for nomination or appointment. The Board will determine the individuals to be nominated to serve on the Corporation's Board for election by shareholders at each annual meeting of shareholders, and to be appointed to fill vacancies on the Board.

(g) Board Membership Criteria. The Board's policy is to encourage the selection of directors who will contribute to the Corporation's overall corporate goals including: responsibility to its shareholders, industry leadership, customer success, positive working environment, and integrity in financial reporting and business conduct. The Board, based on the recommendation of the Corporate Governance Committee, will select new nominees for the position of director considering the following criteria:

- Demonstrated ability and sound judgment that usually will be based on broad experience;
- Personal qualities and characteristics, accomplishments and reputation in the business community, professional integrity, educational background, business experience and related experience;
- Willingness to objectively appraise management performance;
- Giving due consideration to potential conflicts of interest, current knowledge and contacts in the communities in which the Corporation does business and in the Corporation's industry or other industries relevant to the Corporation's business;
- Ability and willingness to commit adequate time to Board and committee matters including attendance at Board meetings, committee meetings, and annual shareholders meetings;
- Fit of the individual's skills and personality with those of other directors and potential directors in building a Board that is effective, collegial and responsive to the needs of the Corporation and the interests of its shareholders; and
- Diversity of viewpoints, background, experience and similar demographics.

The Board and the Corporate Governance Committee will, from time to time, review the experience and characteristics appropriate for Board members and director candidates in light of the Board's composition at the time and the skills and expertise needed for effective operation of the Board and its committees.

(h) Term Limits; Retirement; Change in Status; Other Directorships.

(i) No Term Limits. The Board does not impose term limits, because of the belief they could unnecessarily interfere with the continuity, diversity, developed experience and knowledge, and the long-term outlook of the Board. The Board, based on recommendations by the Corporate Governance Committee, will review the prior service of the director who is eligible to be re-nominated for Board membership, including an assessment of individual director performance, attendance, length of service, number of other public and private corporation boards on which the individual serves, composition and requirements of the Board at that time, and other relevant factors.

(ii) Retirement Policy. Directors will retire from the Board effective at the end of the month in which they reach age 72. In the event that a director's 72nd birthday falls within twelve months of the Annual Meeting of Shareholders at which such director would stand for re-election, such director shall not stand for re-election. Upon reaching age 72, a director shall tender his or her resignation.

(iii) Change in Status. Individual directors who (A) retire, or (B) change the primary job responsibility or employer they had when last elected or appointed to the Board, will promptly tender their resignation so that the Corporate Governance Committee and the Board may determine, on a case-by-case basis, whether the director's continued Board membership is in the best interest of the Corporation, free from conflict of interests, and is otherwise appropriate.

(iv) Other Directorships. The Board recognizes that individuals should limit the number of boards on which they serve so they can give proper attention to each board responsibility. The Corporate Governance Committee shall consider the number of other boards on which a prospective nominee is a member. The Board believes that directors should simultaneously serve on no more than four other public company boards. Directors are expected to advise the Chairman of the Board, the Chairperson of the Corporate Governance Committee and the Corporate Secretary in advance of accepting any other company directorship. To avoid any potential conflict of interest, it is expected that Board members will refrain from serving as a director with any companies that compete with the Corporation.

(i) Communications with Independent Directors. The Board will maintain procedures for interested parties to communicate with the non-employee directors. These procedures will be published in the Proxy Statement for each annual meeting of shareholders and posted on the Corporation's internet site.

III. BOARD COMPENSATION.

The Board, through the Corporate Governance Committee, will review or request management or outside consultants (retained by or at the direction of the Corporate Governance Committee) to review appropriate compensation policies or changes in compensation policies for the directors serving on the Board and its committees. This review may consider Board compensation practices of other comparable public companies, contributions to the Board functions, time commitments expected for Board and committee service, and other appropriate factors. The Board believes that equity-based compensation is an important component of director compensation as it aligns the director's interests with those of shareholders. The Board, upon the recommendation of the Corporate Governance Committee, may adopt share ownership guidelines for independent directors. The Corporate Governance Committee will review director compensation annually and recommend changes, if any, to the Board for approval.

IV. BOARD MEETINGS.

(a) Scheduling of Full Board Meetings and Committee Meetings. The Board meeting schedule and agenda are developed with direct input from directors. Meeting lengths vary as business and discussion dictate. Teleconference meetings may be used between regular meetings to address significant issues.

During each fiscal year, the Board will generally hold six regular meetings. In consultation with each Committee Chairperson, the Chairman recommends a meeting schedule (including frequency and length of meeting) for the Board and meeting schedules and suggested agendas for the committees for the next two years. The schedule and agendas are reviewed by the Corporate Governance Committee and then presented to the full Board for approval.

(b) Executive Sessions of Non-Management Directors. To ensure free and open communication among the non-management directors of the Board, each fiscal year the non-management directors will hold regularly scheduled executive sessions without management directors or management present, at such times and for such purposes as the non-management directors consider to be appropriate. For the convenience of the directors, these meetings may, but need not, be scheduled to coincide with the dates of regular Board meetings. The independent directors may invite the Corporation's independent auditors, legal counsel, other consultants or advisors, finance staff and other employees to attend portions of these meetings. Non-management directors who are not independent under the rules of the New York Stock Exchange may participate in these executive sessions, but independent directors shall meet separately in executive session at least once per year.

(c) Agenda. The Board shall be responsible for its agenda. The Chairman of the Board and the Corporate Secretary will have primary responsibility for suggesting the specific agenda for each meeting and arranging for the agenda to be sent in advance of the meeting to the directors along with appropriate written information and background materials. Each Board committee Chairperson and each individual director is encouraged to suggest specific items for inclusion on the agenda. The Chairperson and the full Board each separately may require the Board to meet in executive sessions to discuss sensitive matters with or without distribution of written materials.

(d) Access to Management and Information; Meeting Materials Distributed in Advance. The Corporation's management will afford each Board member full access to the Corporation's management and employees and the outside auditors, legal counsel and other professional advisors for any purpose reasonably related to the Board's responsibilities. Each director is entitled to: (i) inspect the Corporation's books and records and obtain such other data and information as the director may reasonably request; (ii) inspect facilities as reasonably appropriate for the performance of director duties; and (iii) receive notice of all meetings in which a director is entitled to participate and copies of all Board and committee meeting minutes. Information and data that is important to the business and/or that related to items expected to be discussed or acted upon by the Board at a meeting, will be distributed to the Board before the Board meets. The Board intends that this information be understandable, organized and distributed in a timely manner to allow for meaningful review.

(e) Independent Inquiries and Advisors. The Board is authorized to conduct investigations, and to retain, at the expense of the Corporation, independent legal, accounting, investment banking, or other professional advisors selected by the Board, for any matters relating to the purpose or responsibilities of the Board.

V. BOARD COMMITTEES.

(a) Committees. The committees of the Board are: the Audit Committee; Business Conduct and Corporate Responsibility Committee; Corporate Governance Committee; Finance Committee; and Management Development and Compensation Committee. The Board may, from time to time, establish additional committees or, subject to compliance with applicable law and applicable listing standards, dissolve or otherwise reconfigure existing committees.

(b) Committee Member Selection. After considering the recommendations of the Corporate Governance Committee, the Board will designate the members and the Chairperson of each committee, endeavoring to match the committee's function and needs for expertise with individual skills and experience of the appointees to the committee. Each member of the Audit, Business Conduct and Corporate Responsibility, Management Development and Compensation, and Corporate Governance Committees will be independent as defined in the applicable listing standards, laws and regulations and, in the case of the Audit Committee, who also satisfy the additional eligibility requirements of the SEC's rules and regulations. The required qualifications for the members of each committee shall be set out in the respective committee's charter.

(c) Committee Functions. Each of the Board committees will have a written charter approved by the Board in compliance with applicable listing standards, laws and regulations. The number and content of committee meetings and means of carrying out committee responsibilities will be determined by each committee in light of the committee's charter, the authority delegated by the Board to the committee, and legal, regulatory, accounting or governance principles applicable to that committee's function. The Chairperson of each committee, in consultation with the appropriate members of the committee and management, will develop and approve the committee's agenda. The Corporation's management will afford access to the Corporation's employees, professional advisors, and other resources, if needed, to enable committee members to carry out their responsibilities.

VI. BOARD MEMBER RESPONSIBILITIES.

(a) Director Responsibilities.

(i) Generally. The business and affairs of the Corporation shall be managed by or under the supervision and direction of the Board in accordance with Delaware law. The core responsibility of the Board of Directors is to exercise its fiduciary duty to act in the best interest of the Corporation and its shareholders. A director is expected to discharge his or her director duties, including duties as a member of a committee on which the director serves, in good faith and in a manner the director reasonably believes to be in the best interests of the Corporation.

(ii) Disclose Relationships. Each independent director is expected to disclose promptly to the Board any existing or proposed relationships with the Corporation (other than service as a Board member or on Board committees) which could affect the independence of the director under applicable listing standards or any additional standards as may be established by the Board from time to time, including direct relationships between the Corporation and the director and his or her family members, and indirect relationships between the Corporation and any business, nonprofit or other organization in which the director is a general partner or manager, officer, or significant shareholder, or is materially financially interested.

(iii) Reporting and Compliance Systems. Based on information available to the director, each director should be satisfied that Corporation management maintains an effective system for timely reporting to the Board or appropriate Board committees on the following: (i) the Corporation's financial and business plans, strategies and objectives; (ii) the recent financial results and condition of the Corporation and its business segments; (iii) significant accounting, regulatory, competitive, litigation and other external issues affecting the Corporation; and (iv) systems of control which promote accurate and timely reporting of financial information to shareholders and compliance with laws and corporate policies. Based on information furnished by management or otherwise available to the Board, each director is expected to have a basic understanding of the foregoing matters.

(iv) Attendance and Preparation. Board members are expected to devote sufficient time and attention to prepare for, attend and participate in Board meetings and meetings of committees on which they serve, including advance review of meeting materials that may be circulated prior to each meeting. In the absence of unavoidable conflict, all Board members are also expected to attend the Annual Meeting of Shareholders. SEC rules require disclosure in the Corporation's proxy statement of any director who fails to attend an aggregate of 75% of all Board and committee meetings and the number of Board members that attended the prior year's Annual Meeting of Shareholders.

(v) Reliance on Management and Outside Advisors. In discharging responsibilities as a director, a director is entitled to rely in good faith on reports, opinions or other information provided by Corporation management, independent auditors, legal counsel, other consultants and advisors, and other persons as to matters the director reasonably believes to be within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

(b) Code of Conduct and Ethics. Each member of the Board shall at all times exhibit high standards of integrity and ethical behavior. Each director shall adhere to the applicable Corporation policies concerning integrity and ethical behavior, including the Corporation's Directors Standards of Business Conduct. In addition, directors must avoid any conflict between their own interests and the interests of the Corporation in dealing with suppliers, customers, and other third parties, and in the conduct of their personal affairs.

(c) Transactions Affecting Director Independence. Without the prior approval of a majority of disinterested members of the full Board, and, if required by the listing standards, the Audit Committee, the Corporation will not make significant charitable contributions to organizations in which a director or a family member of the director is affiliated, enter into consulting contracts with (or otherwise provide indirect forms of compensation to) a director, or enter into any relationships or transactions (other than service as a director and Board committee member) between the Corporation and the director (or any business or nonprofit entity or organization in which the director is a general partner, controlling shareholder, officer, manager, or trustee, or materially financially interested). Notwithstanding the foregoing, to the extent required to comply with SEC rules, no member of the Audit Committee will be an affiliated person of the Corporation or receive any direct or indirect compensation from the Corporation other than for service as a director and on committees on which the individual serves.

(d) Orientation and Continuing Education. The Board is expected periodically to review appropriate policies and procedures for providing orientation sessions for newly elected or appointed directors, including background material on the Corporation, its business plans, legal affairs, and risk profile, and meetings with senior management, and recommending on an as-needed basis continuing director education programs for Board or committee members.

VII. SUCCESSION PLANNING.

(a) CEO Succession Planning. At least annually, the Board shall review a succession plan addressing the policies and principles for selecting a successor to the CEO, both in an emergency situation or retirement and in the ordinary course of business. The succession plan should include an assessment of the experience, performance, skills and planned career paths for possible successors to the CEO.

(b) Management Succession Planning. The CEO will review with the Board management succession and development plans for senior officers.

VIII. CEO EVALUATION AND EXECUTIVE COMPENSATION.

(a) Evaluating and Approving Compensation for the CEO. The Board acting through the Management Development and Compensation Committee, annually reviews and evaluates the performance of the CEO and the Corporation against the Corporation's goals and objectives and, acting through the independent directors, upon advice or with the assistance of the Management Development and Compensation Committee, approves the compensation and incentives of the CEO.

(b) Evaluating and Approving Compensation of Senior Officers. The Board, acting through the Management Development and Compensation Committee, has the responsibility to approve overall compensation policies applicable to senior officers.

IX. MANAGEMENT RESPONSIBILITY.

(a) Financial Reporting and Legal Compliance. While the Board has an oversight function, the Corporation's management has the primary responsibility for (i) preparing financial statements which accurately and fairly present the Corporation's financial results and condition, and (ii) maintaining systems, procedures and corporate culture which comply with legal and regulatory requirements and the ethical conduct of the Corporation's business.

(b) Corporate Communications. Management has the primary responsibility to establish policies concerning the Corporation's communications with investors, shareholders, the press, customers, suppliers and employees. The CEO and designated management speak for the Corporation. Inquiries from the press, shareholders, or others are referred to the CEO for response.

(c) Communication of Corporate Governance Guidelines and Charters. As required by the listing standards, management will assure that the Corporation's website includes a copy of these guidelines, copies of the charters of the Audit, Corporate Governance, and Management Development and Compensation Committees and, if applicable, other committees of the Board, and a copy of the Corporation's standards of business conduct. Management will also include in the Corporation's annual report to shareholders statements to the effect that this information is available on the Corporation's website and in print to any shareholder who requests it.

(d) Outside Directorships of Chief Executive Officer. The CEO's first obligation is to the Corporation but it is recognized that service on outside boards may be beneficial. The CEO will advise the Board, in advance of his/her desire to accept a position on another board. The Board, based on recommendation of the Corporate Governance Committee will decide if such a directorship is appropriate.

(e) Standards of Business Conduct. The Corporation maintains standards of business conduct which sets forth the Corporation's commitment to integrity and ethical behavior in all aspects of its business activity. The standards are applicable to all of the Corporation's directors, officers, and employees who are required to periodically verify their awareness of, and compliance with, the standards. The Business Conduct and Corporate Responsibility Committee has oversight responsibility for the standards.

X. EVALUATION OF BOARD PERFORMANCE.

The Board, acting through the Corporate Governance Committee, should conduct a self-evaluation at least annually to assess whether it is functioning effectively. The Corporate Governance Committee will periodically consider the mix of skills and experience that directors bring to the Board to assess whether the Board has the requisite experience and qualifications to perform its oversight function effectively.

Each committee of the Board shall conduct a self-evaluation at least annually and report the results to the Board. Each committee's evaluation must compare the performance of the committee with the requirements of its written charter.

HARRIS CORPORATION CORPORATE GOVERNANCE PRINCIPLES

Historical Perspective:

The "Responsibilities of Directors" evolved through discussions by the Board of Directors of Harris Corporation at a series of single-subject seminars, the first of which was held in 1960. It was formalized as a written document in 1965 and then updated in certain respects at meetings of the Board of Directors in 1972, 1977, and 1994.

The "Administration of the Board of Directors" derived from the "Board of Directors Guidelines" which was first approved by the Board of Directors in 1988 and revised in 1994.

The "Responsibilities and Administration of the Board of Directors" is a consolidation of the "Administration of the Board of Directors" and the "Responsibilities of Directors" guidelines by the Corporate Governance Committee of the Board of Directors in December 1997 and was approved by the Committee in February 1998.

The "Harris Corporation Corporate Governance Principles" evolved through discussions by the Corporate Governance Committee of the Board of Directors at the Committee's February 2001, February 2002, and June 2002 meetings and a discussion with the Board of Directors in April 2002. It was presented to the Board of Directors for approval and adopted by the Board at the June 28, 2002, meeting and was further amended by the Board of Directors on June 25, 2004 and on October 28, 2005.

HARRIS CORPORATION

DIRECTOR INDEPENDENCE STANDARDS

As permitted by the New York Stock Exchange Listing Standards, the Board of Directors ("*Board*") of Harris Corporation ("*Harris*") has adopted Director Independence Standards to assist in its determination of director independence. To be considered "independent" for purposes of these standards, a director must be affirmatively determined, by resolution of the Board as a whole, after due deliberation and a review of relevant information, to have no direct or indirect material relationship with Harris other than as a director. In each case, the Board will broadly consider all relevant facts and circumstances and will apply the following standards:

1. In no event will a director be considered "independent" if, within the preceding three years:

   - the director was an employee, or an immediate family member of the director was employed as an executive officer, of Harris; or
   - the director, or an immediate family member of the director, received more than $100,000 per year in direct compensation from Harris, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided that such compensation is not contingent in any way of continued service with Harris); except that compensation received by an immediate family member of the director for services as a non-executive employee of Harris need not be considered in determining independence under this test; or
   - the director was affiliated with or employed by, or an immediate family member of the director was affiliated with or employed in a professional capacity by, a present or former internal or external auditor of Harris; or
   - the director, or an immediate family member of the director, was employed as an executive officer of another company where any of Harris' present executives serve on that company's compensation committee; or
   - the director was an executive officer or employed by another company (other than a charitable organization), or an immediate family member of the director was employed as an executive officer of such company, that makes payments to, or receives payments from, Harris for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues.

2. The following relationships will not be considered to be material relationships that would impair a director's independence:

   - **Commercial Relationship:** if a director of Harris is an executive officer or an employee, or whose immediate family member is an executive officer, of another company that makes payments to, or receives payments from, Harris for property or services in an amount which, in any single fiscal year, does not exceed the greater of (a) $1,000,000 or (b) 2% of the consolidated gross annual revenues of the company the director or the director's immediate family member serves as an executive officer or employee, as applicable;
   - **Indebtedness Relationship:** if a director or an immediate family member of a director of Harris is an executive officer of another company which is indebted to, or to which Harris is indebted, and the total amount of either company's indebtedness is less than 2% of the consolidated assets of the company wherein the director or immediate family member serves as an executive officer;
   - **Equity Relationship:** if the director is an executive officer of another company in which Harris owns a common stock interest, and the amount of the common stock interest is less

than 5% of the total shareholder's equity of the company where the director serves as an executive officer;

- **Charitable Relationship:** if a director of Harris, or the spouse of a director of Harris, serves as a director, officer, or trustee of a charitable organization, and within the preceding three years, Harris' discretionary contributions to the organization in any single fiscal year are less than the greater of (a) $1,000,000 or (b) 2% of that organization's gross revenues; or

- **Stock Ownership:** the ownership of Harris shares by a director or a director's immediate family members.

Annually, the Board will review all commercial and charitable relationships of directors to determine whether directors meet the categorical standards described in Sections 1 and 2 above.

3. For relationships not covered by Section 2 above, or for relationships that are covered, but as to which the Board believes a director may nevertheless be independent (and to the extent that any such relationship would not constitute a bar to independence under NYSE listing standards), the determination of whether the relationship is material or not, and therefore whether the director would be independent, will be made by the directors who satisfy the independence guidelines set forth in Sections 1 and 2 above. Harris will disclose in its proxy statement any Board determination that a relationship was immaterial in the event that it did not meet the categorical standards set forth in Section 2 above.

4. Members of Harris' Audit Committee must also satisfy the independence requirements of Section 10A(m)(3) of the Securities Exchange Act of 1934.

5. For purposes of these standards, (a) an "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home; except that when applying the independence tests described above, Harris need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or have become incapacitated, and (b) "Harris" includes Harris Corporation and all of its consolidated subsidiaries.

The Board may revise these Director Independence Standards from time to time, as it deems appropriate, subject to applicable stock exchange listing requirements.

Adopted June 25, 2004.

HARRIS CORPORATION
AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
CHARTER

I. PURPOSES.

The purposes of the Audit Committee ("Committee") of the Board of Directors (the "Board") of Harris Corporation (the "Corporation") are to:

1. assist Board oversight of: (i) the integrity of the Corporation's financial statements, (ii) the Corporation's compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications and independence, and (iv) the performance of the independent auditors and the Corporation's internal audit function; and

2. prepare a Committee report as required by the rules of the Securities and Exchange Commission ("SEC") for inclusion in the Corporation's annual proxy statement.

II. MEMBERSHIP.

The Committee shall be comprised of not less than three members of the Board, each of whom the Board has determined has no material relationship with the Corporation and each of whom is otherwise "independent" under the rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934 and other applicable rules and regulations of the SEC. The Board shall also determine that each member is "financially literate," and that at least one member of the Committee has "accounting or related financial management expertise" as such qualifications are interpreted by the Board in its business judgment and whether any member of the Committee is an "audit committee financial expert" as defined by the rules of the SEC. If the Board has determined that a member of the Committee is an audit committee financial expert, it may presume that such member has accounting or related financial management expertise.

The members of the Committee shall be appointed by the Board on the recommendation of the Corporate Governance Committee and shall serve at the pleasure of the Board and for such term or terms as the Board may determine, or until their earlier resignation, death, or removal by the Board. No director may serve as a member of the Committee if such director serves on the audit committees of more than two other public companies unless the Board determines that such simultaneous service would not impair the ability of such director to effectively serve on the Committee and discloses this determination in the Corporation's annual proxy statement.

III. DUTIES AND RESPONSIBILITIES.

The function of the Committee is oversight. The management of the Corporation is responsible for the preparation, presentation and integrity of the Corporation's financial statements and for the effectiveness of internal control over financial reporting. Management and the internal auditing department are responsible for maintaining and evaluating appropriate accounting and financial reporting principles and policies and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent auditors are responsible for planning and carrying out an audit of the Corporation's annual financial statements in accordance with generally accepted auditing standards, performing reviews of the Corporation's quarterly financial statements in accordance with SAS 100 prior to the filing of each quarterly report on Form 10-Q, annually auditing management's assessment of the effectiveness of internal control over financial reporting (commencing in the fiscal year ending July 1, 2005), and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Committee are not employees of the Corporation and are not, and do not represent themselves to be, performing the functions of auditors or accountants. As such, it is not the duty or responsibility of the Committee or its members to conduct auditing or accounting reviews or procedures or to set auditor independence standards.

The independent auditors shall submit to the Committee annually a formal written statement ("Statement as to Independence"), addressing at least the matters set forth in Independence Standards Board No. 1 and describing: (1) the auditors' internal quality-control procedures; (2) any material issues raised by the most recent internal quality-control review or Public Company Accounting Oversight Board review of the auditors, or by any inquiry or investigation by other governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors; (3) any steps taken to deal with any such issues; and (4) an assessment of the auditors' independence, all relationships between the independent auditors and the Corporation, including each non-audit service provided to the Corporation.

The independent auditors shall submit to the Committee annually for disclosure purposes a formal written statement of the fees billed in each of the last two fiscal years for each of the following categories of services rendered by the independent auditors: (i) the audit of the Corporation's annual financial statements and the reviews of the financial statements included in the Corporation's Quarterly Reports on Form 10-Q or services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements; (ii) assurance and related services not included in clause (i) that are reasonably related to the performance of the audit or review of the Corporation's financial statements, in the aggregate and by each service; (iii) tax compliance, tax advice, and tax planning services, in the aggregate and by each service; and (iv) any other products and services rendered by the independent auditors, in the aggregate and by each service.

To carry out its purposes, the Committee shall have the following duties and responsibilities:

1. *with respect to the Corporation's independent auditors:*

(i) be directly responsible for the appointment, compensation, retention, termination, and oversight of the work of independent auditors, including the resolution of disagreements between management and the independent auditors regarding financial reporting, and the independent auditors shall report directly to the Committee;

(ii) be directly responsible for the appointment, compensation, and oversight of the work of any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or to perform audit, review or attestation services, which firm shall also report directly to the Committee;

(iii) pre-approve, or to adopt appropriate procedures to pre-approve, all audit services, internal control-related services and non-audit services to be provided by the independent auditors to be performed for the Corporation, subject to the de minimus exceptions for non-audit services as described in the Securities Exchange Act of 1934 which, while not pre-approved, are approved by the Committee prior to the completion of the audit;

(iv) ensure that the independent auditors prepare and deliver annually a Statement as to Independence, to discuss with the independent auditors any relationships or services disclosed in this Statement that may impact the quality of audit services or the objectivity and independence of the Corporation's independent auditors and to take appropriate action in response to this Statement to satisfy itself of the independent auditors' independence;

(v) obtain from the independent auditors in connection with any audit a timely report relating to the Corporation's annual audited financial statements describing all critical accounting policies and practices used, all alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors, and any material written communications between the independent auditors and management;

(vi) discuss with management the timing and process for implementing the rotation of the lead audit partner of the independent auditors, the concurring/independent partner and any other active audit engagement team partner; and

(vii) take into account the opinions of management and the Corporation's internal auditors in assessing the independent auditors' qualifications, performance and independence;

2. *with respect to the internal auditing department:*

(i) review the appointment, performance and replacement of the head of the internal auditing department;

(ii) advise the head of the internal auditing department that he or she is expected to provide to the Committee summaries of the significant reports and significant identified control issues and management's responses thereto; and to advise the Committee of any significant changes to the internal audit department charter, staffing or budget; and

(iii) maintain direct communications with the Committee.

3. *with respect to accounting principles and policies, financial reporting and other internal controls:*

(i) advise management, the internal auditing department and the independent auditors that they are expected to provide to the Committee a timely analysis of significant issues and practices relating to accounting principles and policies, financial reporting and other internal controls;

(ii) consider any reports or communications, and management's and/or the internal audit department's responses thereto, submitted to the Committee by the independent auditors required by or referred to in SAS 61, as it may be modified or supplemented or other professional standards;

(iii) meet with management, the director of the internal auditing department and/or the independent auditors to discuss:

- the scope of the annual audit;
- the annual audited financial statements and quarterly financial statements, including the Corporation's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," and recommend to the Board whether the audited financial statement should be included in the Corporation's Form 10-K;
- any significant matters arising from any audit including any audit problems or difficulties, whether raised by management, the internal auditing department or the independent auditors, relating to the Corporation's financial statements;
- any difficulties the independent auditors encountered in the course of the audit, including any restrictions on their activities or access to requested information and any significant disagreements with management and management's response;
- "management" or "internal controls" letters issued, or proposed to be issued, by the independent auditors to the Corporation;
- the form of opinion the independent auditors propose to render to the Board and shareholders;
- as appropriate: (a) any major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation's selection or application of accounting principles, and major issues as to the adequacy of the Corporation's internal controls and any special audit steps adopted in light of

material control deficiencies; (b) analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; and (c) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation;

(iv) inquire of the Corporation's chief executive officer and chief financial officer as to the existence of any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Corporation's ability to accurately record, process, summarize and report financial information and as to the existence of any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation's internal control over financial reporting;

(v) review and discuss with management and the independent auditor any major issues as to the adequacy of the Corporation's internal controls, any special steps adopted in light of material control deficiencies, and the adequacy of disclosures about changes in internal control over financial reporting;

(vi) discuss significant changes to the Corporation's auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the independent auditors, the internal auditing department or management;

(vii) discuss guidelines and policies governing the process by which senior management of the Corporation and the relevant departments of the Corporation assess and manage the Corporation's exposure to risk, and to discuss the Corporation's major financial risk exposures and the steps management has taken to monitor and control such exposures;

(viii) obtain from the independent auditors assurance that the audit was conducted in a manner consistent with Section 10A of the Securities Exchange Act of 1934, as amended, which sets forth certain procedures to be followed in any audit of financial statements required under the Securities Act of 1934;

(ix) discuss with the Corporation's general counsel any significant legal, compliance or regulatory matters that may have a material effect on the financial statements, or the Corporation's compliance policies and internal controls, including material notices to or inquiries received from governmental agencies;

(x) discuss earnings press releases;

(xi) discuss the types of financial information and earnings guidance provided, and the types of presentations made, to analysts and rating agencies;

(xii) establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, as well as for the confidential, anonymous submission by Corporation employees of concerns regarding questionable accounting or auditing matters;

(xiii) discuss with the independent auditors material issues on which the national office of the independent auditor was consulted by the Corporation's audit team; and

(xiv) establish clear hiring policies for employees or former employees of the independent auditors;

4. *with respect to reporting and recommendations:*

(i) to prepare, with the assistance of management, the independent auditors, and any other advisors who the Committee believes are appropriate, any report or other disclosures, including any recommendation of the Committee, on matters required by the rules of the SEC to be included in the Corporation's annual proxy statement;

(ii) prepare and issue the evaluation referred to under "Performance Evaluation" below; and

(iii) to report its activities to the full Board on a regular basis and to make such recommendations with respect to the above and other matters as the Committee may deem necessary or appropriate.

IV. COMMITTEE STRUCTURE AND OPERATIONS.

The Board shall designate one member of the Committee as its Chairperson. The Committee shall meet periodically as set forth in the annual schedule of Board and Committee meetings and as necessary upon the request of the Chairperson of the Committee or upon the initiation of a majority of the members of the Committee. In addition, the Committee shall meet separately, periodically, with (1) management (including the Chief Financial Officer and the Principal Accounting Officer), (2) the head of the internal auditing department, and (3) the independent auditors to discuss any matters that the Committee or any of these persons or firms believe should be discussed privately with the Committee. The Committee may request any other officer or employee of the Corporation or the Corporation's outside counsel or independent auditors to attend all or a portion of a meeting of the Committee or to meet with any members of, or consultants to, the Committee. The Committee may also exclude from all or a portion of its meetings any person it deems appropriate in order to carry out its responsibilities. At any meeting, the Committee may also meet in sessions at any time without any other persons present. A majority of the members of the Committee shall constitute a quorum to conduct business. Members of the Committee may participate in a meeting of the Committee by means of telecommunications conference call or similar communications equipment by means of which all persons participating in the meeting can hear and speak to each other; provided, however that use of cell phones or other mobile phones or devices is strongly discouraged. Except in extraordinary circumstances as determined by the Committee Chairperson, notice of any such meeting shall be delivered to all Committee members at least forty-eight hours in advance of the meeting date. Any action required or permitted to be taken at a meeting of the Committee may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the members of the Committee. Such written consent shall have the same force and effect as a unanimous vote of the Committee.

V. DELEGATION TO SUBCOMMITTEE.

The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee. The Committee may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by the independent auditors, provided that any such approvals are presented to the Committee at its next scheduled meeting.

VI. RESOURCES AND AUTHORITY OF THE AUDIT COMMITTEE.

The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms of special or independent counsel, accountants, consultants or other experts and advisors, as it deems necessary or appropriate, without seeking approval of the Board or management. With respect to the Corporation's independent auditors, the authority to select, retain, approve the fees, and other retention terms shall be vested solely in the Committee.

The Committee shall also request and receive appropriate funding, as determined by the Committee in its capacity as a committee of the Board, from the Corporation for payment of (a) compensation of independent auditors and any other public accounting firm engaged for the purposes of preparing or issuing an audit report or performing other audit, review or attestation services for the Corporation, (b) compensation of any outside legal, accounting, or other experts or advisors employed by the

Committee, and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

VII. PERFORMANCE EVALUATION.

The Committee shall prepare and review with the Board an annual performance evaluation of the Committee, which evaluation shall include a comparison of the performance of the Committee with the requirements of this charter. The performance evaluation shall also recommend to the Board any improvements to the Committee's charter deemed necessary or desirable by the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral or written report or presentation by the Chairperson of the Committee or any other member of the Committee designated by the Committee to make the report.

Approved by the Board in October 1993, amended December 6, 1996, amended April 27, 2000, amended April 25, 2003, amended June 25, 2004, and amended December 2, 2005.